    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 1995
                                                       REGISTRATION NO. 33-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                               TECHNITROL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

     PENNSYLVANIA                                    23-1292472
    (STATE OR OTHER                               (I.R.S. EMPLOYER
    JURISDICTION OF                            IDENTIFICATION NUMBER)
   INCORPORATION OR
     ORGANIZATION)

                       1210 NORTHBROOK DRIVE, SUITE 385

                          TREVOSE, PENNSYLVANIA 19053
                                (215) 355-2900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------
                                  ROY E. HOCK
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               TECHNITROL, INC.
                       1210 NORTHBROOK DRIVE, SUITE 385
                          TREVOSE, PENNSYLVANIA 19053
                                (215) 355-2900
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                COPIES OF ALL COMMUNICATIONS SHOULD BE SENT TO:

     JAMES M. PAPADA, III, ESQ.
  STRADLEY, RONON, STEVENS & YOUNG             DAVID R. SNYDER, ESQ.
      2600 ONE COMMERCE SQUARE               PILLSBURY MADISON & SUTRO
  PHILADELPHIA, PENNSYLVANIA 19103         101 WEST BROADWAY, SUITE 1800
           (215) 564-8000                   SAN DIEGO, CALIFORNIA 92101
         FAX: (215) 564-8120                      (619) 234-5000
                                                FAX: (619) 236-1995

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions under the Agreement and Plan of Merger, dated May 23, 1995, by and among Technitrol, Inc., a Pennsylvania corporation, Teco Sub, Inc., a Delaware corporation, and Pulse Engineering, Inc., a Delaware corporation, have been satisfied or waived.
  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                          PROPOSED
                                             PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE          TO BE       OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED         REGISTERED(1)    PER SHARE(2)   PRICE(2)       FEE
---------------------------------------------------------------------------------
Common Stock, par value
 $0.125 per share ...... 2,470,707 shares     $6.45      $15,936,060  $5,495.19

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(1) Based upon the assumed maximum number of shares that may be issued in the
    Merger described herein.
(2) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(f). Pursuant to Rule 457(f)(1), the maximum offering price per share is the product of the estimated maximum number of shares of Pulse Common Stock expected to be exchanged for Technitrol Common Stock in the Merger (1,794,969 ) times the average of the high and low prices of the Common Stock in the consolidated reporting system on August 16, 1995 ($8.875 ) divided by the number of shares of Registrant's common stock registered hereby. The maximum aggregate offering price is such maximum offering price per share multiplied by the number of shares of Registrant's common stock registered hereby. The Registrant previously paid $5,764.17 based on the high and low prices of its Common Stock on June 26, 1995, when the Registrant initially filed preliminary proxy materials. The fee is reduced by such amount pursuant to Rule 457(b).

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                                TECHNITROL, INC.

                             CROSS REFERENCE SHEET

    PURSUANT TO ITEM 501(B) OF REGULATION S-K, CROSS REFERENCE SHEET SHOWING
                                    LOCATION
           IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-4

 FORM S-4 ITEM NUMBER AND CAPTION       LOCATION IN PROXY STATEMENT-PROSPECTUS
 --------------------------------       --------------------------------------
  1.Forepart of the Registration
      Statement and Outside Front
      Cover Page of Prospectus....  Facing Page; Cross Reference Sheet, Outside
                                     Front Cover Page

  2.Inside Front and Outside Back
      Cover Pages of Prospectus...  Inside Front Cover Page; Table of Contents

  3.Risk Factors, Ratio of
      Earnings to Fixed Charges
      and Other Information.......  Summary; Selected Historical Financial Data;
                                     Risk Factors

  4. Terms of the Transaction.....   Summary; The Merger and Related Transactions
                                     Terms of the Merger; Description of
                                     Technitrol Common Stock; Comparison of
                                     Rights of Holders of Technitrol Common Stock
                                     and Holders of Pulse Common Stock

  5.Pro Forma Financial
      Information ................  Summary; Unaudited Pro Forma Combined
                                     Condensed Financial Statements

  6.Material Contacts with the
      Company Being Acquired......  The Merger and Related Transactions--
                                     Background--Material Contacts and Board
                                     Deliberations
  7.Additional Information
      Required for Reoffering by
      Persons and Parties Deemed
      to be Underwriters..........  Not applicable

  8.Interests of Named Experts and
      Counsel.....................  Legal Matters; Experts

  9.Disclosure of Commission
      Position on Indemnification
      for Securities Act
      Liabilities.................  Not Applicable
    (INFORMATION ABOUT THE
      REGISTRANT)

 10.Information with respect to S-
      3 Registrants...............  Not Applicable

 11.Incorporation of Certain
      Information by Reference....  Not Applicable

 12.Information with respect to S-
      2 or S-3 Registrants........  Incorporation of Certain Documents by
                                     Reference; Technitrol Management's
                                     Discussion and Analysis of Financial
                                     Conditions and Results of Operations;
                                     Technitrol, Inc.; Selected Historical
                                     Finincial Data; Technitrol and Pulse Stock
                                     Price Information; Dividends Policy; Index
                                     to Financial Statements

 13.Incorporation of Certain
      Information by Reference....   Incorporation of Certain Documents by
                                     Reference

 14.Information with respect to
      Registrants other than S-2
      or S-3 Registrants..........  Not Applicable
    (INFORMATION ABOUT THE COMPANY BEING ACQUIRED)

 15.Information with respect to S-
      3 Companies.................  Not Applicable

 16.Information with respect to S-
      2 or S-3 Companies..........  Incorporation of Certain Documents by
                                     Reference; Pulse Management's Discussion and
                                     Analysis of Financial Conditions and Results
                                     of Operations; Pulse Engineering, Inc.;
                                     Selected Historical FinancialData;
                                     Technitrol and Pulse Stock Price
                                     Information; Dividend Policy; Index to
                                     Financial Statements

FORM S-4 ITEM NUMBER AND CAPTION      LOCATION IN PROXY STATEMENT-PROSPECTUS
--------------------------------      --------------------------------------
17.Information with respect to
     Companies other than S-2 or
     S-3 Companies..............  Not Applicable
   (VOTING AND MANAGEMENT
     INFORMATION)
18.Information if Proxies,
     Consents or Authorizations
     are to be Solicited........  Technitrol Special Meeting; Pulse Special
                                   Meeting; Beneficial Ownership of Technitrol
                                   Common Stock; Beneficial Ownership of Pulse
                                   Common Stock

19.Information if Proxies,
     Consents or Authorizations
     are not to be Solicited or
     in an Exchange Offer.......  Not Applicable

                               TECHNITROL, INC.

         1210 NORTHBROOK DRIVE, SUITE 385, TREVOSE, PENNSYLVANIA 19053

                                                                 August  , 1995

Dear Shareholder:

  A Special Meeting of Shareholders of Technitrol, Inc. ("Technitrol"), will be held on Wednesday, September 27, 1995 at 11:00 a.m., local time, at the Bucks County Holiday Inn, 4700 Street Road, Trevose, Pennsylvania 19053.

  At the Special Meeting, you will be asked to consider and vote upon the approval and adoption of (i) an Agreement and Plan of Merger, dated May 23, 1995 (the "Merger Agreement"), by and among Technitrol, its wholly-owned subsidiary Teco Sub, Inc. ("Sub") and Pulse Engineering, Inc. ("Pulse") providing for the merger (the "Merger") of Pulse and Sub, as described in the accompanying Proxy Statement, and (ii) a proposed amendment (the "Charter Amendment") to Technitrol's Articles of Incorporation to increase the number of authorized shares of Technitrol Common Stock from 10,000,000 shares to 30,000,000 shares.

  Pursuant to the Merger, in which Pulse will become an indirectly wholly-owned subsidiary of Technitrol, each share of Class A voting common stock of Pulse ("Pulse Common Stock") will be converted into the right to receive (i)
 .5812 shares (the "Exchange Ratio") of Common Stock of Technitrol ("Technitrol Common Stock"), (ii) Eight Dollars and Fifty Cents ($8.50) in cash, without interest, or (iii) a combination of shares of Technitrol Common Stock and cash determined in accordance with the terms of the Merger Agreement; provided, however, that the Exchange Ratio may be adjusted (as adjusted, the "Adjusted Exchange Ratio") based on the average closing price of Technitrol Common Stock for a specified two week period prior to the Merger. In addition, each then outstanding option to purchase shares of Pulse Common Stock will be assumed by Technitrol (the "Assumed Options"). Each Assumed Option will be converted into an option to purchase a number of shares of Technitrol Common Stock equal to the number of shares of Pulse Common Stock that were subject to such option immediately prior to the Merger, multiplied by the Adjusted Exchange Ratio and the exercise price of each Assumed Option will be adjusted by dividing the exercise price by the Adjusted Exchange Ratio.

  The Charter Amendment is being proposed so that there will be after the issuance of the shares of Technitrol's Common Stock in conjunction with the Merger (i) adequate shares of Technitrol Common Stock authorized for issuance in connection with the continuation of Technitrol's Restricted Stock Plan,
(ii) an adequate number of shares of Technitrol Common Stock available for exercise of the Assumed Options, and (iii) additional authorized shares of Technitrol Common Stock available for issuance in the future.

  After careful consideration, Technitrol's Board of Directors has unanimously approved both the Merger Agreement and the Charter Amendment and has determined that the Merger and the Charter Amendment are in the best interests of Technitrol and its shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF APPROVAL AND ADOPTION OF BOTH THE MERGER AGREEMENT AND THE CHARTER AMENDMENT.

  Accompanying this letter is a Joint Proxy Statement relating to the action to be taken by Technitrol shareholders at the Special Meeting and action to be taken by the Pulse stockholders at their special meeting to be held on the same day as the Technitrol Special Meeting. The Joint Proxy Statement more fully describes the proposed Merger and Charter Amendment and includes information about Technitrol and Pulse.

  Whether or not you plan to attend the Special Meeting, please complete, sign and date the accompanying proxy card and return it in the enclosed prepaid envelope. If you attend the Special Meeting, you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          Roy E. Hock
                                          Chairman and Chief Executive Officer

                            PULSE ENGINEERING, INC.

             12220 WORLD TRADE DRIVE, SAN DIEGO, CALIFORNIA 92128

                                                                 August  , 1995

Dear Stockholder:

  A Special Meeting of Stockholders of Pulse Engineering, Inc. will be held on Wednesday, September 27, 1995 at 8:00 a.m., Pacific Daylight Time, at the offices of the Company, 12220 World Trade Drive, San Diego, California 92128.

  At the Special Meeting, stockholders will be asked to consider and vote upon the approval and adoption of an Agreement and Plan of Merger, dated May 23, 1995 (the "Merger Agreement"), by and among Pulse, Technitrol, Inc. ("Technitrol") and Technitrol's wholly owned subsidiary, Teco Sub, Inc. ("Sub") providing for the merger of Pulse with and into Sub (the "Merger").

  Pursuant to the Merger, in which Pulse will become a wholly owned subsidiary of Technitrol, each share of Class A Voting Common Stock of Pulse ("Pulse Common Stock") will be converted into the right to receive (i) shares of Common Stock of Technitrol ("Technitrol Common Stock") determined pursuant to an exchange ratio (initially .5812), (ii) Eight Dollars and Fifty Cents ($8.50) in cash, without interest, or (iii) a combination of shares of Technitrol Common Stock and cash determined in accordance with the terms of the Merger Agreement. The Exchange Ratio will be adjusted (as adjusted, the "Adjusted Exchange Ratio") if the average closing price of Technitrol Common Stock for a specified two-week period prior to the Merger is below $13.75 or above $16.375.

  Stockholders may elect to receive all Technitrol Common Stock or all cash in exchange for their Pulse Common Stock subject to the limitation that not less than 50% and not more than 55% of the Pulse Common Stock may be exchanged for Technitrol Common Stock. Each stockholder has received herewith a Form of Election. The Form of Election should be returned to Registrar and Transfer Company in the pre-addressed envelope provided, which is labeled Form of Election in BLUE. Please review carefully the instructions enclosed with the Form of Election.

  In addition, each then outstanding option to purchase shares of Pulse Common Stock will be assumed by Technitrol (the "Assumed Options"). Each Assumed Option will be converted into an option to purchase a number of shares of Technitrol Common Stock equal to the number of shares of Pulse Common Stock that were subject to such option immediately prior to the Merger, multiplied by the Adjusted Exchange Ratio. The exercise price of each Assumed Option will be adjusted by dividing the exercise price by the Adjusted Exchange Ratio.

  The Pulse Board of Directors has unanimously approved the Merger Agreement and has determined that the Merger is in the best interests of Pulse and its stockholders. The Board of Directors unanimously recommends a vote in favor of approval and adoption of the Merger Agreement.

  Accompanying this letter is a Prospectus and Joint Proxy Statement dated August , 1995 relating to the action to be taken by Pulse stockholders at the Special Meeting and at a special meeting of the shareholders of Technitrol. The Prospectus and Joint Proxy Statement more fully describes the proposed Merger and includes important information about Pulse and Technitrol. You are urged to review the enclosed Prospectus and Joint Proxy Statement carefully.

  Whether or not you plan to attend the Special Meeting, please complete, sign and date the accompanying proxy card and return it in the enclosed pre-addressed envelope to First Interstate Bank of California. If you receive more than one proxy card, please complete, sign, date and return all such proxy cards so that all of your shares are represented at the Special Meeting. If you attend the Special Meeting, you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          David R. Flowers
                                          Chairman and Chief Executive Officer

                               TECHNITROL, INC.
                       1210 NORTHBROOK DRIVE, SUITE 385
                          TREVOSE, PENNSYLVANIA 19053
                                (215) 355-2900

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                         WEDNESDAY, SEPTEMBER 27, 1995

                               ----------------

  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Technitrol Special Meeting") of Technitrol, Inc., a Pennsylvania corporation ("Technitrol"), will be held on Wednesday, September 27, 1995, at 11:00 a.m., local time, at the Bucks County Holiday Inn, 4700 Street Road, Trevose, Pennsylvania. The purpose of the Technitrol Special Meeting will be to consider and vote on the following matters:

    (1) Approval and adoption of the Agreement and Plan of Merger, dated as of May 23, 1995, between Technitrol, Teco Sub, Inc., a wholly owned subsidiary of Technitrol ("Teco Sub"), and Pulse Engineering, Inc. ("Pulse") including the merger of Pulse with and into Teco Sub and the transactions contemplated thereby, all as more fully set forth in the enclosed Prospectus and Joint Proxy Statement;

    (2) Approval and adoption of the proposed amendment to Technitrol's Articles of Incorporation to increase the number of authorized shares of Technitrol's Common Stock, $.125 par value, from 10,000,000 shares to 30,000,000 shares, all as more fully set forth in the enclosed Prospectus and Joint Proxy Statement; and

    (3) Such other business as may properly come before the Technitrol Special Meeting or any adjournments or postponements thereof.

  The Board of Directors has fixed the close of business on August 11, 1995 as the record date for determination of those shareholders entitled to notice of and to vote at the Technitrol Special Meeting or any adjournments or postponements thereof. Only shareholders of record at the close of business on that date will be entitled to vote.

                                          By Order of the Board of Directors,

                                          Robert J. Citrino
                                          Secretary

Date: August  , 1995

  SO THAT YOUR SHARES WILL BE REPRESENTED AT THE TECHNITROL SPECIAL MEETING IN THE EVENT YOU ARE NOT PERSONALLY PRESENT, PLEASE DATE, SIGN AND RETURN PROMPTLY ALL ENCLOSED PROXY CARDS IN THE ENVELOPE PROVIDED. EXECUTION OF THE PROXY WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ARE PRESENT AT THE TECHNITROL SPECIAL MEETING.

                            PULSE ENGINEERING, INC.
                            12220 WORLD TRADE DRIVE
                          SAN DIEGO, CALIFORNIA 92128
                                 (619) 674-8100

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                         WEDNESDAY, SEPTEMBER 27, 1995

                               ----------------

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Pulse Special Meeting") of Pulse Engineering, Inc., a Delaware corporation ("Pulse"), will be held on Wednesday, September 27, 1995, at 8:00 a.m., Pacific Daylight Time, at Pulse headquarters, 12220 World Trade Drive, San Diego, California. The purpose of the Pulse Special Meeting will be to consider and vote on the following matters:

    (1) Approval and adoption of the Agreement and Plan of Merger, dated as of May 23, 1995, between Pulse, Technitrol, Inc. ("Technitrol") and Teco Sub, Inc., a wholly owned subsidiary of Technitrol ("Teco Sub"), including the merger of Pulse with and into Teco Sub and the transactions contemplated thereby, all as more fully set forth in the enclosed Prospectus and Joint Proxy Statement; and

    (2) Such other business as may properly come before the Pulse Special Meeting or any adjournments or postponements thereof.

  The Board of Directors has fixed the close of business on August 11, 1995 as the record date for determination of those stockholders entitled to notice of and to vote at the Pulse Special Meeting or any adjournments or postponements thereof. Only stockholders of record at the close of business on that date will be entitled to vote.

                                          By Order of the Board of Directors,

                                          Russell A. Holman
                                          Acting Corporate Secretary

Date: August  , 1995

  SO THAT YOUR SHARES WILL BE REPRESENTED AT THE PULSE SPECIAL MEETING IN THE EVENT YOU ARE NOT PERSONALLY PRESENT, PLEASE DATE, SIGN AND RETURN PROMPTLY TO FIRST INTERSTATE BANK OF CALIFORNIA ALL ENCLOSED PROXY CARDS IN THE ENVELOPE PROVIDED. EXECUTION OF THE PROXY WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ARE PRESENT AT THE PULSE SPECIAL MEETING.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE + +WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES +
+LAWS OF ANY SUCH JURISDICTION.                                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
      PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED AUGUST 21, 1995

                  TECHNITROL, INC. AND PULSE ENGINEERING, INC.

                             JOINT PROXY STATEMENT

                                  -----------

                                TECHNITROL, INC.

                                   PROSPECTUS

  This Prospectus and Joint Proxy Statement ("Proxy Statement") is being furnished to stockholders of Pulse Engineering, Inc. ("Pulse") and to shareholders of Technitrol, Inc. ("Technitrol") in connection with the solicitation of proxies by the Boards of Directors of the two companies for use at their respective special meetings of securityholders to be held on September 27, 1995 to vote upon the proposed merger (the "Merger") of Pulse with and into a wholly owned subsidiary of Technitrol, pursuant to an Agreement and Plan of Merger dated May 23, 1995 (the "Merger Agreement"). A copy of the Merger Agreement is attached to this Proxy Statement as Annex A. As a result of the Merger, Pulse will become a wholly owned subsidiary of Technitrol.

  The Merger Agreement provides for each outstanding share of Class A voting common stock, par value $.01 per share, of Pulse ("Pulse Common Stock") (except for shares held by Pulse as treasury shares and shares as to which appraisal rights have been perfected ("Dissenters' Shares") under the Delaware General Corporation Law (the "DGCL")) to be converted into the right to receive (i)
 .5812 shares (the "Exchange Ratio") of common stock, $.125 par value per share, of Technitrol ("Technitrol Common Stock"), (ii) Eight Dollars and Fifty Cents ($8.50) in cash, without interest (the "Per Share Cash Amount"), or (iii) a combination of shares of Technitrol Common Stock and cash determined in accordance with the terms of the Merger Agreement; provided, however, that the Exchange Ratio may be adjusted based on the average closing price (the "Average Closing Price") of Technitrol Common Stock for a specified two-week period prior to the Merger. If the Average Closing Price is less than $13 3/4, then the Exchange Ratio will be increased to that ratio which yields, based upon the Average Closing Price, $8.00 per share of Pulse Common Stock. If the Average Closing Price is greater than $16 3/8, then the Exchange Ratio will be reduced to that ratio which yields, based upon the Average Closing Price, $9.52 per share of Pulse Common Stock. Such adjustments to the Exchange Ratio are intended to increase the likelihood that shares of Technitrol Common Stock delivered to Pulse stockholders will have a current market value of between $8.00 and $9.52 per share of Pulse Common Stock. A detailed description of the Merger is set forth in this Proxy Statement. See "THE MERGER AND RELATED TRANSACTIONS." CERTAIN RISK FACTORS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" AT PAGE 33.

  Technitrol has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering the shares of Technitrol Common Stock to be issued in connection with the Merger (the "Registration Statement"). This Proxy Statement constitutes (i) the Prospectus of Technitrol filed as part of the Registration Statement, (ii) the Proxy Statement of Pulse relating to a Special Meeting of Stockholders of Pulse to consider and vote on approval and adoption of the Merger Agreement (together with any adjournments or postponements thereof, the "Pulse Special Meeting"), and (iii) the Proxy Statement of Technitrol relating to a Special Meeting of Shareholders of Technitrol to consider and vote on approval and adoption of (A) the Merger Agreement, and (B) a proposed amendment to Technitrol's Articles of Incorporation to increase the number of authorized shares of Technitrol Common Stock from 10 million shares to 30 million shares (together with any adjournments or postponements thereof, the "Technitrol Special Meeting"). All information herein with respect to Pulse has been furnished by Pulse, and all information herein with respect to Technitrol has been furnished by Technitrol. This Proxy Statement may not be used for resales of securities that will be issued to persons and parties deemed to be underwriters.

  This Proxy Statement, the accompanying forms of proxy and the other enclosed documents are first being mailed to shareholders of Technitrol and stockholders of Pulse on or about August , 1995.

NEITHER THE MERGER NOR THE SECURITIES OF TECHNITROL, INC. TO BE ISSUED IN THE MERGER HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    The date of this Prospectus and Joint Proxy Statement is August  , 1995.

                             AVAILABLE INFORMATION

  Technitrol and Pulse are each subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the SEC's regional offices located at (i) 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511 and (ii) 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Technitrol Common Stock is listed on the American Stock Exchange ("ASE"), and such reports, proxy statements and other information concerning Technitrol can also be inspected at the offices of the ASE, 86 Trinity Place, New York, New York 10006. Trading in Pulse Common Stock is quoted on the Nasdaq National Market, and such reports, proxy statements and other information concerning Pulse can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

  Technitrol has filed the Registration Statement with the SEC. This Proxy Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the SEC, or obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the SEC by Technitrol are incorporated herein by reference:

    1. Annual Report on Form 10-K for the year ended December 31, 1994;

    2. Proxy Statement dated April 17, 1995 in connection with the Technitrol 1995 Annual Meeting of Shareholders;

    3. Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;

    4. Quarterly Report on Form 10-Q for the quarter ended June 30, 1995;

    5. Current Report on Form 8-K dated May 22, 1995; and

    6. The descriptions of Technitrol Common Stock set forth in Technitrol's Registration Statements pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description.

  The following documents previously filed with the SEC by Pulse are incorporated herein by reference:

    1. Annual Report on Form 10-K for the year ended July 3, 1994;

    2. Proxy Statement dated October 5, 1994 in connection with the Pulse 1994 Annual Meeting of Stockholders;

    3. Quarterly Report on Form 10-Q for the Quarter ended October 2, 1994;

    4. Quarterly Report on Form 10-Q for the Quarter ended January 1, 1995;

    5. Quarterly Report on Form 10-Q for the Quarter ended April 2, 1995; and

    6. Current Reports on Form 8-K dated April 24, 1995, May 23, 1995, and August 17, 1995.

  Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

  THIS PROXY STATEMENT INCORPORATES BY REFERENCE DOCUMENTS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THERE WILL BE PROVIDED WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED HEREIN BY REFERENCE (EXCLUDING EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE). WITH RESPECT TO DOCUMENTS OF PULSE INCORPORATED HEREIN BY REFERENCE, REQUESTS SHOULD BE DIRECTED TO ACTING CORPORATE SECRETARY, PULSE ENGINEERING, INC., 12220 WORLD TRADE DRIVE, SAN DIEGO, CALIFORNIA 92128 (TELEPHONE (619) 674-8100), AND WITH RESPECT TO DOCUMENTS OF TECHNITROL INCORPORATED HEREIN BY REFERENCE, REQUESTS SHOULD BE DIRECTED TO CORPORATE SECRETARY, TECHNITROL, INC., 1210 NORTHBROOK DRIVE, SUITE 385, TREVOSE, PENNSYLVANIA 19053 (TELEPHONE (215) 355-2900). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE PULSE SPECIAL MEETING AND THE TECHNITROL SPECIAL MEETING, ANY SUCH REQUEST SHOULD BE MADE BEFORE SEPTEMBER 15, 1995.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THESE MATTERS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY TECHNITROL OR PULSE. NEITHER THE DELIVERY HEREOF NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TECHNITROL OR PULSE SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROXY STATEMENT OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES HEREOF AND THEREOF, RESPECTIVELY. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY (I) THE SECURITIES OFFERED BY THIS PROXY STATEMENT WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION OR (II) ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THIS PROXY STATEMENT RELATES.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION.....................................................    2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................    2
SUMMARY...................................................................    5
SELECTED HISTORICAL FINANCIAL DATA........................................   15
TECHNITROL MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................   18
PULSE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................   22
COMPARATIVE PER SHARE DATA................................................   26
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS...............   27
RISK FACTORS..............................................................   33
TECHNITROL, INC. .........................................................   34
PULSE ENGINEERING, INC. ..................................................   35
TECHNITROL SPECIAL MEETING................................................   35
PULSE SPECIAL MEETING.....................................................   37
THE MERGER AND RELATED TRANSACTIONS.......................................   41
TERMS OF THE MERGER.......................................................   59
PROPOSAL TO INCREASE AUTHORIZED SHARES OF TECHNITROL COMMON STOCK.........   69
CERTAIN RELATED TRANSACTIONS..............................................   72
TECHNITROL AND PULSE STOCK PRICE INFORMATION..............................   73
DIVIDEND POLICY...........................................................   74
BENEFICIAL OWNERSHIP OF TECHNITROL COMMON STOCK...........................   75
BENEFICIAL OWNERSHIP OF PULSE COMMON STOCK................................   76
DESCRIPTION OF TECHNITROL COMMON STOCK....................................   77
COMPARISON OF RIGHTS OF HOLDERS OF TECHNITROL COMMON STOCK AND HOLDERS OF
 PULSE COMMON STOCK.......................................................   77
PULSE STOCKHOLDER PROPOSALS...............................................   81
TECHNITROL SHAREHOLDER PROPOSALS..........................................   81
EXPERTS...................................................................   81
LEGAL MATTERS.............................................................   81
INDEX TO FINANCIAL STATEMENTS.............................................  F-1

ANNEX A--Agreement and Plan of Merger, dated as of May 23, 1995, by and among Technitrol, Inc., Teco Sub, Inc. and Pulse Engineering, Inc.

ANNEX B--Opinion of Legg Mason Wood Walker, Incorporated

ANNEX C--Opinion of Oppenheimer & Co., Inc.

ANNEX D--Section 262 of the Delaware General Corporation Law

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Proxy Statement and in the documents incorporated by reference herein. Shareholders of Technitrol and stockholders of Pulse are urged to read this Proxy Statement and the Annexes hereto in their entirety.

THE COMPANIES

  Technitrol manufactures electrical contacts and assemblies, thermostatic and clad-metal products, mechanical scales and force measurement products, material testing systems, cash counters and dispensers, and electronic components.

  Technitrol is incorporated in Pennsylvania, its principal executive offices are located at 1210 Northbrook Drive, Suite 385, Trevose, Pennsylvania 19053 and its telephone number is (215) 355-2900. As used in this Proxy Statement, unless the context indicates otherwise, "Technitrol" refers to Technitrol, Inc. and its subsidiaries.

  Teco Sub, Inc. ("Teco Sub") is a wholly owned subsidiary of Technitrol recently organized for the sole purpose of effecting the Merger. It has no material assets and has not engaged in any activities except in connection with the Merger.

  Teco Sub is incorporated in Delaware, its principal executive offices are located at 1210 Northbrook Drive, Suite 385, Trevose, Pennsylvania 19053 and its telephone number is (215) 355-2900.

  Pulse designs, manufactures and markets electronic components and modules primarily for original equipment manufacturers of local area networks, digital telecommunications equipment and data processing equipment.

  Pulse is incorporated in Delaware, its principal executive offices are located at 12220 World Trade Drive, San Diego, California 92128 and its telephone number is (619) 674-8100. As used in this Proxy Statement, unless the context otherwise requires, "Pulse" refers to Pulse Engineering, Inc. and its subsidiaries.

SPECIAL MEETING OF SHAREHOLDERS OF TECHNITROL

  Time, Date, Place and Purpose. The Technitrol Special Meeting will be held at the Bucks County Holiday Inn, 4700 Street Road, Trevose, Pennsylvania 19053 on September 27, 1995 at 11:00 a.m., local time, for the following purposes:

    (1) to consider and vote upon a proposal to approve and adopt the Merger Agreement; and

    (2) to consider and vote upon a proposed amendment to Technitrol's Articles of Incorporation to increase the number of authorized shares of Technitrol Common Stock, from 10,000,000 shares to 30,000,000 shares (the "Charter Amendment").

  Record Date and Vote Required. Technitrol shareholders of record at the close of business on August 11, 1995 (the "Technitrol Record Date") are entitled to notice of and to vote at the Technitrol Special Meeting and any adjournments or postponements thereof. Approval and adoption of the Merger Agreement and the Charter Amendment requires the affirmative vote of the holders of a majority of the votes cast on the proposal in person or by proxy. The presence in person or by proxy of the holders of a majority of the outstanding shares of Technitrol Common Stock is necessary to constitute a quorum at the Technitrol Special Meeting. As of the Technitrol Record Date, there were 6,047,742 shares of Technitrol Common Stock outstanding.

SPECIAL MEETING OF STOCKHOLDERS OF PULSE

  Time, Date, Place and Purpose. The Pulse Special Meeting will be held at Pulse's headquarters, 12220 World Trade Drive, San Diego, California 92128 on September 27, 1995 at 8:00 a.m., Pacific Daylight Time, for the purpose of considering and voting upon a proposal to approve and adopt the Merger Agreement.

  Record Date and Vote Required. Pulse stockholders of record at the close of business on August 11, 1995 (the "Pulse Record Date") are entitled to notice of and to vote at the Pulse Special Meeting and any adjournments or postponements thereof. Approval and adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Pulse Common Stock and Pulse Class B Non-Voting Common Stock, par value $.01 per share ("Pulse Class B Stock"), exclusive of shares held in Pulse's treasury. As of the Pulse Record Date, there were 5,615,243 shares of Pulse Common Stock (excluding 380,894 shares held in Pulse's treasury) and no shares of Pulse Class B Stock outstanding (collectively, "Pulse Stock"). The presence in person or by proxy of the holders of a majority of the outstanding shares of Pulse Stock (exclusive of shares held in Pulse's treasury) is necessary to constitute a quorum at the Pulse Special Meeting.

THE MERGER

  Effective Time of the Merger. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (the "Effective Time"). It is anticipated that the Effective Time will be on or about September 29, 1995.

  Conversion of Shares of Pulse Common Stock. Upon consummation of the Merger, Pulse will merge with and into Teco Sub, and Teco Sub will be the surviving corporation in the Merger (the "Surviving Corporation") and will change its name to Pulse Engineering, Inc. As a result of the Merger, the Surviving Corporation will be a wholly owned subsidiary of Technitrol, and each share of Pulse Common Stock outstanding immediately prior to the Effective Time (other than shares held by Pulse as treasury shares or Dissenters' Shares) will be converted into the right to receive (i) shares of Technitrol Common Stock determined pursuant to the Exchange Ratio (.5812 shares prior to adjustment, if any), (ii) the Per Share Cash Amount (i.e., Eight Dollars and Fifty Cents ($8.50)), without interest, or (iii) a combination of shares of Technitrol Common Stock and cash determined in accordance with the Merger Agreement; provided, however, that the Exchange Ratio may be adjusted based upon the average closing price (the "Average Closing Price") of Technitrol Common Stock on the ASE as reported in The Wall Street Journal for the ten (10) trading days immediately preceding the three (3) business days preceding the Effective Time (the Exchange Ratio, as adjusted, is hereinafter referred to as the "Adjusted Exchange Ratio"). See "TERMS OF THE MERGER--Conversion of Shares of Pulse Common Stock; Election." Fractional shares of Technitrol Common Stock will not be issued in connection with the Merger. A holder of Pulse Common Stock otherwise entitled to a fractional share will be paid cash in lieu of such fractional shares.

  Election; Form of Election Procedures. Subject to the allocation procedures set forth below, each record holder of shares of Pulse Common Stock will be entitled (i) to elect to receive cash for all of such shares (a "Cash Election"), (ii) to elect to receive Technitrol Common Stock for all of such shares (a "Stock Election"), or (iii) to indicate that such holder has no preference as to the receipt of cash or Technitrol Common Stock for such shares (a "Non-Election"). All such elections are to be made on a form of election (the "Form of Election"). Holders of record of shares of Pulse Common Stock who hold such shares as nominees, trustees or in other representative capacities (a "Representative") may submit multiple Forms of Election, provided that any such Representative certifies that each such Form of Election covers all the shares of Pulse Common Stock held by such Representative for a particular beneficial owner. All elections will be revocable until 5:00 p.m. New York City time on the last business day prior to the Effective Time. A Non-Election shall be deemed to have been made by shares as to which a valid and timely Form of Election is not received.

  If the aggregate number of shares of Pulse Common Stock as to which valid elections to receive cash have been made (the "Cash Election Shares") exceeds fifty percent (50%) of the shares of Pulse Common Stock outstanding immediately prior to the Effective Time (the "Cash Election Number"), all shares of Pulse Common Stock covered by Stock Elections (the "Stock Election Shares") and all shares of Pulse Common Stock covered by Non-Elections (the "Non-Election Shares") shall be converted into the right to receive Technitrol Common Stock, and the Cash Election Shares shall be converted into the right to receive Technitrol Common Stock and cash in the following manner:

  each Cash Election Share shall be converted into the right to receive (i) an amount in cash, without interest, equal to the product of (x) the Per Share Cash Amount and (y) a fraction (the "Cash Fraction"), the numerator of which shall be the Cash Election Number and the denominator of which shall be the total number of Cash Election Shares, and (ii) a number of shares of Technitrol Common Stock equal to the product of (x) the Exchange Ratio and (y) a fraction equal to one minus the Cash Fraction.

  For example, if 75% of the outstanding shares of Pulse Common Stock elect cash, then all holders of Stock Election Shares and Non-Election Shares would receive Technitrol Common Stock in exchange for their shares of Pulse Common Stock based on the Adjusted Exchange Ratio. The Cash Election Shares would be exchanged for a combination of Technitrol Common Stock and cash based upon a Cash Fraction determined by dividing the Cash Election Number (50%) by the Cash Election Shares (75%) or two-thirds ( 2/3). Accordingly, a hypothetical Pulse stockholder holding 1,000 shares for which a Cash Election is made would be entitled to receive the following (assuming the Adjusted Exchange Ratio is .5812):

   (1) $5,666.67 in cash (the product of (i) the Per Share Cash
       Amount of $8.50, (ii) the Cash Fraction ( 2/3) and (iii) the number of shares at issue (1,000)); and

   (2) 193.73 shares of Technitrol Common Stock (the product of (i) the Exchange Ratio of .5812, (ii) a fraction equal to one minus the Cash Fraction ( 1/3) and (iii) the number of shares at issue (1,000)), except that the stockholder would actually receive 193 shares and cash in lieu of the fractional share.

  If the aggregate number of Stock Election Shares exceeds fifty-five percent (55%) of the shares of Pulse Common Stock outstanding immediately prior to the Effective Time (the "Stock Election Number"), all Cash Election Shares and Non-Election Shares shall be converted into the right to receive cash, and all Stock Election Shares shall be converted into the right to receive Technitrol Common Stock and cash in the following manner:

  each Stock Election Share shall be converted into the right to receive (i) a number of shares of Technitrol Common Stock equal to the product of (x) the Exchange Ratio and (y) a fraction (the "Stock Fraction"), the numerator of which shall be the Stock Election Number and the denominator of which shall be the total number of Stock Election Shares, and (ii) an amount in cash, without interest, equal to the product of (x) the Per Share Cash Amount and (y) a fraction equal to one minus the Stock Fraction.

  For example, if 75% of the outstanding shares of Pulse Common Stock elect Technitrol Common Stock, then all holders of Cash Election Shares and Non-Election Shares would receive cash of $8.50 per share in exchange for their shares of Pulse Common Stock. The Stock Election Shares would be exchanged for a combination of Technitrol Common Stock and cash based upon a Stock Fraction determined by dividing the Stock Election Number (55%) by the Stock Election Shares (75%) or eleven-fifteenths ( 11/15). Accordingly, a hypothetical Pulse stockholder holding 1,000 shares for which a Stock Election is made would be entitled to receive the following (assuming the Adjusted Exchange Ratio is .5812):

   (1) 426.21 shares of Technitrol Common Stock (the product of (i) the Exchange Ratio of .5812, (ii) the Stock Fraction ( 11/15) and (iii) the number of shares at issue (1,000)), except that the stockholder would actually receive 426 shares and cash in lieu of the fractional share; and

   (2) $2,266.67 in cash (the product of (i) the Per Share Cash
       Amount of $8.50, (ii) a fraction equal to one minus the Stock Fraction ( 4/15) and (iii) the number of shares at issue
       (1,000)).

  In the event that the number of Cash Election Shares does not exceed the Cash Election Number and the number of Stock Election Shares does not exceed the Stock Election Number, all Cash Election Shares shall be converted into the right to receive cash, all Stock Election Shares shall be converted into the right to receive Technitrol Common Stock, and the Non-Election Shares, if any, shall be converted into the right to receive Technitrol Common Stock and cash in the following manner:

  each Non-Election Share shall be converted into the right to receive
  (i) a number of shares of Technitrol Common Stock equal to the product of (x) the Exchange Ratio and (y) a fraction (the "Non-Election Fraction"), which is the lesser of one (1) or a fraction where the numerator shall be the excess of the Stock Election Number over the total number of Stock Election Shares and the denominator of which shall be the aggregate of the Non-Election Shares and (ii) an amount in cash, without interest, equal to the product of (x) the Per Share Cash Amount and (y) a fraction equal to one minus the Non-Election Fraction.

  For example, if 20% of the outstanding shares of Pulse Common Stock elect cash, 30% elect Technitrol Common Stock and 50% are deemed to have made Non-Elections, then all holders of Cash Election Shares would receive cash of $8.50 per share in exchange for their shares of Pulse Common Stock, all holders of Stock Election Shares would receive Technitrol Common Stock, and all holders of Non-Election Shares would receive a combination of Technitrol Common Stock and cash based upon a Non-Election Fraction calculated by dividing (i) the excess of the Stock Election Number over the Stock Election Shares (55%-30%) by the Non-Election Shares (50%) or one-half ( 1/2). Accordingly, a hypothetical Pulse stockholder holding 1,000 shares for which a Non-Election was made would be entitled to receive the following (assuming the Adjusted Exchange Ratio is
 .5812):

      (1) 290.6 shares of Technitrol Common Stock (the product of (i) the Exchange Ratio of .5812, (ii) the Non-Election Fraction ( 1/2) and (iii) the number of shares at issue (1,000), except that the stockholder would actually receive 290 shares and cash in lieu of the fractional share; and

      (2) $4,250 in cash (the product of (i) the Per Share Cash Amount of $8.50, (ii) a fraction equal to one minus the Non-Election Fraction ( 1/2) and (iii) the number of shares at issue (1,000)).

  If the tax opinions of counsel to Technitrol and Pulse, respectively, receipt of which is a condition to each party's obligation to consummate the Merger (see "TERMS OF THE MERGER--Conditions to the Merger"), cannot be delivered as a result of insufficient continuity of interest, then the Stock Election Number shall be increased, and the Cash Election Number correspondingly decreased (if necessary), to the minimum extent necessary to enable such counsel to deliver the tax opinions.

  A FORM OF ELECTION FOR USE BY PULSE STOCKHOLDERS IN THEIR ELECTION TO RECEIVE EITHER CASH OR TECHNITROL COMMON STOCK IN EXCHANGE FOR THEIR SHARES OF PULSE COMMON STOCK IS INCLUDED HEREWITH TO PULSE STOCKHOLDERS OF RECORD AS OF THE RECORD DATE. To be effective, a Form of Election must be properly completed, signed and submitted to Registrar and Transfer Company, as exchange agent (the "Exchange Agent"), accompanied by all stock certificates representing shares of Pulse Common Stock held by the person submitting such Form of Election (or by a guarantee of delivery of such certificates in the form set forth in the Form of Election by a member of any registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within four (4) business days as set forth in such guarantee of delivery (a "Guaranteed Delivery")) and must be received by the Exchange Agent no later than 5:00 p.m. New York City time on the day one business day prior to the Effective Time. Until such time, all elections will be revocable. PULSE STOCKHOLDERS WHO FAIL TO RETURN A FORM OF ELECTION, SUBMIT AN IMPROPERLY COMPLETED FORM OF ELECTION OR FAIL TO SUBMIT THEIR STOCK CERTIFICATES WITH THEIR FORM OF ELECTION (OR FAIL TO PROVIDE FOR, AND COMPLY WITH THE REQUIREMENTS OF, GUARANTEED DELIVERY) WILL BE DEEMED TO HAVE MADE A NON-ELECTION. The Merger Agreement provides that Technitrol and Pulse will cause the Effective Time to occur as promptly as practicable after approval and adoption by the shareholders of Technitrol and the stockholders of

Pulse of the Merger Agreement and the satisfaction (or waiver, if permissible) of the other conditions to effectiveness of the Merger set forth in the Merger Agreement. It is anticipated that the Effective Time will occur on or about September 29, 1995 or on a date as soon as practicable thereafter. Thus, stockholders of Pulse are urged to deliver a properly completed Form of Election together with the applicable stock certificates (or provide for Guaranteed Delivery) to the Exchange Agent no later than 5:00 p.m., New York City time, on September 28, 1995, in order to assure that their Form of Election will be received prior to the Effective Time. Persons who become stockholders of Pulse after the Pulse Record Date or any other stockholders who need a Form of Election may obtain copies of the Form of Election upon request from the Exchange Agent either in writing at 10 Commerce Drive, Cranford, New Jersey 07016 or by telephone at (800) 368-5948. Technitrol and Pulse will each use its best efforts to mail or cause to be mailed to all persons who become holders of Pulse Common Stock between the Pulse Record Date and the day seven
(7) days prior to the anticipated Effective Time a Form of Election and will make available a Form of Election to all persons who become stockholders of Pulse after that date.

  Effect of Merger on Pulse Stock Options. Upon consummation of the Merger, the obligations of Pulse with respect to outstanding options issued by Pulse to purchase shares of Pulse Common Stock will be assumed by Technitrol (the "Assumed Options"). Each Assumed Option will entitle the holder to purchase the number of whole shares of Technitrol Common Stock equal to the product of the number of shares of Pulse Common Stock covered by the Assumed Option immediately prior to the Effective Time multiplied by the Adjusted Exchange Ratio, rounded up to the nearest whole number. The per share exercise price of each Assumed Option will be equal to the exercise price per share of Pulse Common Stock divided by the Adjusted Exchange Ratio, rounded down to the nearest whole cent. Each Assumed Option will continue to have and be subject to all other terms and conditions set forth in the applicable stock option agreement immediately prior to the Effective Time. See "TERMS OF THE MERGER-- Pulse Stock Options." As promptly as practicable after the Effective Time, Technitrol will file a registration statement under the Securities Act covering the shares of Technitrol Common Stock issuable upon exercise of the Assumed Options.

  By their approval and adoption of the Merger Agreement, the stockholders of Pulse will be deemed to have approved amendments to certain Pulse stock option agreements and the employee benefit plans to which such agreements relate to prevent the event of the Merger from terminating any options which would otherwise become Assumed Options. See "TERMS OF THE MERGER--Pulse Stock Options."

  Stock Ownership Following the Merger. Based upon the number of shares of Pulse Common Stock outstanding as of the Pulse Record Date (before elimination of fractional shares and assuming (1) the holders of 50% of the outstanding shares of Pulse Common Stock will make a Stock Election, and (2) no exercise of dissenters' rights) and based upon a Technitrol Common Stock closing price of $16.375 on August 11, 1995, an aggregate of 1,631,790 shares of (1,794,969 shares if the holders of at least 55% of the outstanding shares of Pulse Common Stock make a Stock Election) Technitrol Common Stock will be issued to Pulse stockholders in the Merger. Based upon the number of shares of Technitrol Common Stock issued and outstanding as of the Technitrol Record Date, and after giving effect to the issuance of 1,631,790 shares of Technitrol Common Stock in connection with the Merger, former holders of Pulse Common Stock would hold approximately 21.25% (22.89% if 1,794,969 shares of Technitrol Common Stock are issued in connection with the Merger) of total outstanding shares of Technitrol Common Stock. Based on the Assumed Options outstanding as of the Pulse Record Date, Technitrol will also assume options to purchase approximately 250,000 shares of Technitrol Common Stock.

  Market Price Data. Technitrol Common Stock is traded on the ASE under the symbol "TNL". Pulse Common Stock is quoted on the Nasdaq National Market under the symbol "PLSE". The following table sets forth the closing prices of Technitrol Common Stock and Pulse Common Stock on April 21, 1995, the last trading day before the public announcement of the proposed Merger, and on August 11, 1995, and the equivalent pro forma per share value of Pulse Common Stock for each date (calculated by multiplying the Exchange Ratio by the closing price of Technitrol Common Stock on such dates).

                                                                  PULSE COMMON
                                  TECHNITROL COMMON PULSE COMMON STOCK PRO FORMA
                                     STOCK PRICE    STOCK PRICE    EQUIVALENT
                                  ----------------- ------------ ---------------
April 21, 1995...................      $13.375         $7.25          $7.77(1)
August 11, 1995..................      $16.375         $8.50          $9.52(2)

--------
(1) If the Average Closing Price of Technitrol Common Stock was $13.375, the Exchange Ratio would be adjusted from .5812 to .5981. Pulse stockholders receiving 50% stock and 50% cash for their shares would receive consideration having an aggregate value of $8.25 for each share of Pulse Common Stock.
(2) Pulse stockholders receiving 50% stock and 50% cash for their shares would receive consideration having an aggregate value of $9.01 for each share of Pulse Common Stock.

  Reasons for Merger. The Merger offers many potential benefits which the respective managements and Boards of Technitrol and Pulse believe will contribute to the success of the combined companies. Technitrol's Electronic Products Segment (which includes the Fil-Mag Group which manufactures electronic components and modules in plants in Taiwan and the Philippines) and Pulse each manufacture electronic products for use in local area networks, digital communication equipment and data processing equipment. Pulse is well known for its engineering and research and development capabilities while the Fil-Mag Group has stressed its manufacturing capabilities. Both companies manufacture products in the Far East, but in different geographical locations. Managements of Technitrol and Pulse believe that their electronics businesses are complementary and that the Merger will enable them to provide broader product offerings, more effective sales penetration and a pooling of technological and manufacturing strengths. In addition, the combination of Technitrol's Electronic Products Segment and Pulse may provide enhanced opportunities for growth and reduction of duplicative costs.

  There are also certain possible risks associated with the Merger. See "RISK FACTORS."

  Recommendation of Technitrol Board. The Board of Directors of Technitrol (the "Technitrol Board") has unanimously approved the Merger Agreement and believes that the Merger is fair and in the best interests of Technitrol and its shareholders. THE TECHNITROL BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF TECHNITROL VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. See "THE MERGER AND RELATED TRANSACTIONS."

  Recommendation of Pulse Board. The Board of Directors of Pulse (the "Pulse Board") has unanimously approved the Merger Agreement and believes that the Merger is fair and in the best interests of Pulse and its stockholders. THE PULSE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF PULSE VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. See "THE MERGER AND RELATED TRANSACTIONS."

  Opinions of Financial Advisors. Legg Mason Wood Walker, Incorporated ("Legg Mason") has acted as financial advisor to Technitrol in connection with the Merger and has delivered to the Technitrol Board its written opinion, dated May 23, 1995 (and reaffirmed on August 18, 1995), to the effect that, as of each such date and based upon and subject to certain matters stated therein, the consideration to be paid in the Merger is fair from a financial point of view to the shareholders of Technitrol. The full text of the opinion of Legg Mason dated May 23, 1995, which sets forth assumptions made and matters considered, is attached as Annex B to this Proxy Statement. HOLDERS OF TECHNITROL COMMON STOCK ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. See "THE MERGER AND RELATED TRANSACTIONS--Opinions of Financial Advisors--Technitrol's Financial Advisor."

  Oppenheimer & Co., Inc. ("Oppenheimer") has acted as financial advisor to Pulse in connection with the Merger and has delivered to the Pulse Board its written opinion, dated May 22, 1995 (and reaffirmed on August 18, 1995), to the effect that, as of each such date and based upon and subject to certain matters stated therein, the Merger is fair from a financial point of view to the stockholders of Pulse. The full text of the opinion of Oppenheimer dated May 22, 1995, which sets forth the assumptions made and matters considered, is attached as Annex C to this Proxy Statement. HOLDERS OF PULSE COMMON STOCK ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. See "THE MERGER AND RELATED TRANSACTIONS--Opinions of Financial Advisors--Pulse's Financial Advisor."

  Exchange of Pulse Stock Certificates. Stockholders of Pulse who wish to submit a Form of Election should deliver their stock certificates (or provide for, and comply with the requirements of, Guaranteed Delivery) together with such Form of Election to the Exchange Agent no later than 5:00 p.m. New York City time on the day one business day prior to the Effective Time. Stock certificates should not be sent to Technitrol or Pulse. If a stockholder does not submit such holder's stock certificates with a properly completed Form of Election (or provide for, and comply with the requirements of, Guaranteed Delivery), then promptly after the Effective Time, a letter of transmittal and instructions for surrendering stock certificates will be mailed to each such holder of Pulse Common Stock for use in exchanging such holder's stock certificates for certificates evidencing Technitrol Common Stock or cash and for receiving cash in lieu of fractional shares and any dividends or other distributions to which such holder is entitled as a result of the Merger (collectively, the "Merger Consideration").

  At or prior to the Effective Time, Technitrol will deposit or cause to be deposited with the Exchange Agent appropriate amounts of Technitrol Common Stock and cash to comprise the Merger Consideration. Because Guaranteed Delivery permits the delivery of stock certificates up to three (3) business days after the Effective Time, the Merger Consideration will not be distributed until at least three (3) business days after the Effective Time. See "TERMS OF THE MERGER--Procedures for Exchange of Certificates."

  Summary of Federal Income Tax Consequences. Consummation of the Merger is conditioned upon receipt by Technitrol and Pulse of opinions by their respective tax counsel to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that none of Technitrol, Pulse or Teco Sub will recognize any income, gain or loss as a result of the Merger. Assuming the Merger constitutes such a "reorganization," the United States Federal income tax consequences for holders of Pulse Common Stock should be generally as follows:

    (1) Holders of Pulse Common Stock exchanging their shares solely for Technitrol Common Stock (except for cash in lieu of fractional shares) will not recognize any gain or loss upon such exchange for Federal income tax purposes. The tax basis of such Technitrol Common Stock will equal (except for the basis attributable to any fractional shares) the holder's tax basis in the Pulse Common Stock surrendered. Provided the Pulse Common Stock so surrendered was held as a capital asset at the Effective Time, the holding period of the Technitrol Common Stock received will include the holding period of the Pulse Common Stock.

    (2) Holders of Pulse Common Stock exchanging their shares solely for cash should recognize a gain or loss for Federal income tax purposes equal to the difference between the cash received and the holder's tax basis in the Pulse Common Stock. If the holder held the Pulse Common Stock as a capital asset at the Effective Time, such gain or loss should be capital gain or loss and, if so treated, will be long-term capital gain or loss if the holder's holding period at that time is more than one year; however, the Code contains limitations on the extent to which holders may deduct capital losses from ordinary income.

    (3) Holders of Pulse Common Stock exchanging their shares for both Technitrol Common Stock and cash could have their receipt of cash taxed as a dividend (however, holders whose relative stock interest in Pulse is minimal, who exercise no control over the affairs of Pulse and who experience, pursuant to the Merger, a reduction in their proportionate stock interest should not receive dividend treatment). Such a holder's tax consequences will also depend on whether shares of Pulse Common Stock were purchased at different times and prices. If so, while the holder would not recognize gain or loss on the shares of Pulse Common Stock exchanged for Technitrol Common Stock and the tax basis therein would carry over, the holder could recognize gain, but could not recognize loss, on the receipt of cash in exchange for other shares of Pulse Common Stock. Such gain might be taxed as a dividend, while any disallowed loss would be included in the adjusted basis of the Technitrol Common Stock.

    (4) The Merger will be a taxable event for holders of Pulse Common Stock who perfect appraisal rights under the DGCL and receive solely cash in exchange for their shares. Such a holder should recognize capital gain or loss, assuming that the shares are held by such holder as a capital asset at the Effective Time, equal to the difference between the amount of cash received and the holder's tax basis in the shares surrendered.

  For a more complete description of federal income tax consequences of the Merger, including a discussion concerning receipt of Technitrol Common Stock and cash in the Merger as well as applicable backup withholding requirements, see "THE MERGER AND RELATED TRANSACTIONS--Certain Federal Income Tax Consequences."

  Because of the complexity of the tax laws and the individual nature of the tax consequences of the Merger to each Pulse stockholder, each such stockholder should consult a tax advisor concerning the applicable federal, state, local and foreign tax consequences of the Merger.

  Merger Consideration. Technitrol estimates its total cost of consummating the Merger, including the Merger Consideration and all fees and expenses, to be approximately $58.9 million.

  Accounting Treatment. As required by generally accepted accounting principles, the purchase method of accounting will be used by Technitrol to account for the Merger. See "TERMS OF THE MERGER--Accounting Treatment."

  Affiliate Agreements. Prior to the Effective Time, certain persons who may be deemed to be "affiliates" (as that term is defined for purposes of Rule 145 ("Rule 145") promulgated under the Securities Act) of Pulse will enter into agreements restricting sales, dispositions or other transactions which could reduce their risk of investment in respect of the shares of Pulse Common Stock held by them prior to the Merger and the shares of Technitrol Common Stock to be received by them in the Merger, so as to comply with the requirements of Rule 145 and federal income tax regulations applicable to reorganizations.

  Dissenters' Rights. In connection with the Merger, a holder of shares of Pulse Common Stock will be entitled to demand appraisal rights in respect of such shares of Pulse Common Stock under Section 262 of the DGCL ("Section 262") subject to satisfaction by such stockholder of the conditions for appraisal rights established by Section 262. Section 262 is set forth in full in Annex D hereto. Technitrol shareholders will not have appraisal rights in the Merger. See "PULSE SPECIAL MEETING--Dissenters' Appraisal Rights." The Merger Agreement may be terminated by either Technitrol or Pulse, and the Merger thereby abandoned, if Dissenters' Shares represent fifteen percent (15%) or more of the shares of Pulse Common Stock outstanding on the Pulse Record Date. See "TERMS OF THE MERGER--Termination or Amendment of Merger Agreement."

  Reimbursement of Expenses; Break-Up Fee. If the Merger Agreement is terminated for a party's material breach or under certain other circumstances, Pulse or Technitrol may be required to reimburse the other for out-of-pocket transaction expenses of up to $1,000,000. In addition, Pulse may be required to pay Technitrol a "break-up fee" of $2,000,000 (with credit for any of Technitrol's out-of-pocket transaction expenses paid by Pulse) under certain circumstances if the Pulse Board accepts or recommends to Pulse stockholders an acquisition proposed by another company; or if (i) the Pulse Board otherwise changes its recommendation that Pulse stockholders approve the Merger, (ii) the Pulse stockholders fail to approve the Merger prior to September 30, 1995 or
(iii) Dissenters' Shares equal or exceed 15% of the total Pulse shares outstanding on the Pulse Record Date, and within nine months of the occurrence of an event in clause (i), (ii) or (iii), Pulse or its stockholders take certain actions with regard to another acquisition proposal.

  Conditions to the Merger; Termination; Amendment. Consummation of the Merger is subject to the satisfaction of various conditions, including, among others,
(i) those described above relating to the Federal income tax consequences of the Merger; (ii) the effectiveness of the Registration Statement and the absence of any stop order suspending the effectiveness thereof and no proceeding for that purpose having been initiated by the SEC; (iii) approval of the Merger Agreement and the Merger by the holders of the requisite number of shares of Pulse Common Stock and Technitrol Common Stock, respectively; and
(iv) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Merger Agreement may also be terminated under certain other circumstances, including by mutual written consent of Technitrol and Pulse and by either Technitrol or Pulse if the other party is in material breach of any representation, warranty or covenant contained in the Merger Agreement or if the Merger is not consummated on or before October 31, 1995. The Merger Agreement may be amended by the Boards of Directors of Technitrol and Pulse at any time before or after the approval of the Merger Agreement by the Technitrol shareholders and Pulse stockholders, provided that after any such approval has been obtained, no amendment of any of the agreements executed in connection with the Merger may be made which by law requires the further approval of the securityholders, without obtaining such further approval. See "TERMS OF THE MERGER--Termination or Amendment of Merger Agreement."

  Proposal to Increase Authorized Shares. On July 26, 1995, the Technitrol Board approved the Charter Amendment (which would increase the number of authorized shares of Technitrol Common Stock from 10 million shares to 30 million shares). The Charter Amendment is being proposed so that there are after the issuance of the shares of Technitrol Common Stock in conjunction with the Merger: (i) adequate shares of Technitrol Common Stock authorized for issuance in connection with the continuation of Technitrol's Restricted Stock Plan; (ii) an adequate number of shares of Technitrol Common Stock available for issuance upon exercise of the Assumed Options; and (iii) a sufficient number of additional authorized shares of Technitrol Common Stock which will be available for issuance in the future. The Technitrol Board believes that the availability of such shares would provide flexibility for Technitrol in meeting its possible needs by enabling the Technitrol Board to raise additional capital through the issuance of Technitrol Common Stock or securities convertible into or exercisable for Technitrol Common Stock, to declare stock dividends payable in Technitrol Common Stock, to make additional stock awards under Technitrol's Restricted Stock Plan, and/or to employ Technitrol Common Stock as a form of consideration for acquisitions. Other than for the stock portion of the Merger Consideration and pursuant to Technitrol's Restricted Stock Plan and the Assumed Options, Technitrol does not presently intend to issue any additional shares for any specific purpose. There are currently issued and outstanding 6,047,742 shares of Technitrol Common Stock. There are presently 3,952,258 shares available for issuance in the future. Between 1,631,790 to 1,794,969 shares of Technitrol Common Stock are expected to be issued to holders of Pulse Common Stock as part of the Merger Consideration. At the Effective Time, approximately 250,000 shares of Technitrol Common Stock will be reserved for issuance upon exercise of the Assumed Options. The Charter Amendment is being recommended to Technitrol's shareholders at this time, rather than in connection with each specific issuance of shares that may be proposed in the future, in order to avoid any unnecessary expense and delay in connection with such future specific issuances of shares because of the need for shareholder approval of additional authorized shares. Such a delay and accompanying expense could have consequences which may not be in the best interests of Technitrol and its shareholders. If the Charter Amendment is adopted, the power of the Technitrol Board to issue additional stock could enable the Technitrol Board to delay, deter or prevent changes in control or management of Technitrol. See "PROPOSAL TO INCREASE AUTHORIZED SHARES OF TECHNITROL COMMON STOCK."

  The Technitrol Board has unanimously approved the Charter Amendment. THE TECHNITROL BOARD RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE AMENDMENT TO THE ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF TECHNITROL COMMON STOCK. See "PROPOSAL TO INCREASE AUTHORIZED SHARES OF TECHNITROL COMMON STOCK."

  Dividend Policy. The Technitrol Board makes dividend decisions on a quarterly basis, based on an evaluation of Technitrol's results of operations, financial position, business needs, capital and surplus requirements and other relevant considerations. Through the quarter ended March 31, 1995, the Technitrol Board has declared 77 consecutive quarterly dividends. See "DIVIDEND POLICY."

  Anti-takeover Provisions of Pennsylvania Law and Technitrol's Articles of Incorporation and Bylaws. Upon consummation of the Merger, the stockholders of Pulse, a corporation organized under the laws of Delaware, will become shareholders of Technitrol, a corporation organized under the laws of Pennsylvania. Certain provisions of Pennsylvania Law and of Technitrol's Articles of Incorporation and Bylaws may have the effect of delaying, deterring or preventing changes in control or management of Technitrol. Technitrol is subject to the provisions of Chapter 25, subchapter F of the Pennsylvania Business Corporation Law, which has the effect of restricting changes in control of a company. Technitrol's Articles of Incorporation and Bylaws provide (i) for a Board of Directors only one-third of which is elected each year, (ii) a limitation on the number of Directors on the Technitrol Board to nine, (iii) that twenty percent of the shareholders are required to call a special meeting of the shareholders, (iv) for approval of seventy-five percent (75%) of voting shareholders to amend bylaws concerning the number, terms and removal of the Technitrol Board, and (v) for approval of seventy-five percent (75%) of voting shareholders to approve a merger, a sale of substantially all of Technitrol's assets, or an issuance or delivery of securities in exchange for assets of another corporation under certain circumstances. In addition, if the Charter Amendment is adopted, the power of the Technitrol Board to issue stock could enable the Technitrol Board to delay, deter or prevent changes in control or management of Technitrol. See "DESCRIPTION OF TECHNITROL CAPITAL STOCK," "COMPARISON OF RIGHTS OF HOLDERS OF TECHNITROL COMMON STOCK AND HOLDERS OF PULSE COMMON STOCK," and "PROPOSAL TO INCREASE AUTHORIZED SHARES OF TECHNITROL COMMON STOCK."

COMPARATIVE PER SHARE DATA

  The following financial information reflects comparative per share information relating to unaudited book value per share, cash dividends declared and net earnings (loss) per share for (i) Technitrol and Pulse on a historical basis, (ii) on a pro forma basis assuming the Merger had been effected for the periods indicated and (iii) on a pro forma basis equivalent to one share of Pulse Common Stock. The information shown below should be read in conjunction with the historical consolidated financial statements of Technitrol and Pulse, including the respective notes thereto, and the unaudited pro forma combined condensed financial statements, including the notes thereto, appearing elsewhere in this Proxy Statement. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS" and "INDEX TO FINANCIAL STATEMENTS."

                                      AT OR FOR THE                               AT OR FOR THE
                                   YEAR ENDED 12/31/94                      SIX MONTHS ENDED 6/30/95
                         ------------------------------------------- ---------------------------------------
                                                           PULSE                                   PULSE
                                            COMBINED     EQUIVALENT                   COMBINED   EQUIVALENT
                         TECHNITROL PULSE   PRO-FORMA   PRO-FORMA(1) TECHNITROL PULSE PRO-FORMA PRO-FORMA(1)
                         ---------- ------  ---------   ------------ ---------- ----- --------- ------------
Book value per share....   $7.60    $ 7.89   $  n/a(2)     $  n/a(2)   $ 8.07   $8.60  $9.90       $5.75
Cash dividends declared
 per share(3)...........    0.376     none    0.376         0.219       0.195    none   0.195       0.113
Earnings (loss) per
 share..................    1.15     (0.55)   0.26          0.15        0.61     0.69   0.92        0.53

--------
(1) Calculated by multiplying the Exchange Ratio by the pro forma amount of each item for the Surviving Corporation.
(2) A pro-forma balance sheet is presented for June 30, 1995 only.
(3) Pro-forma amounts reflect dividends declared by Technitrol.

  The comparative pro-forma per share data shown above assumes that 1,631,790 shares of Technitrol Common Stock will be issued to Pulse stockholders. The actual number of shares issued may range from a minimum of 1,631,790 shares to a maximum of 1,794,969 shares. The table below shows the comparative pro-forma per share data assuming the maximum number of shares are issued.

  Assuming 1,794,969 shares are issued:

                                                               AT OR FOR THE
                                          AT OR FOR THE       SIX MONTHS ENDED
                                       YEAR ENDED 12/31/94        6/30/95
                                       -------------------- --------------------
                                                   PULSE                PULSE
                                       COMBINED  EQUIVALENT COMBINED  EQUIVALENT
                                       PRO-FORMA PRO-FORMA  PRO-FORMA PRO-FORMA
                                       --------- ---------- --------- ----------
Book value per share..................  $  n/a     $  n/a    $9.70      $5.64
Cash dividends declared per share.....   0.376      0.219     0.195      0.113
Earnings per share....................   0.25       0.15      0.90       0.52

                      SELECTED HISTORICAL FINANCIAL DATA

  The tables on the following pages present selected historical financial data of Technitrol and Pulse and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Proxy Statement. With respect to Technitrol: (i) the consolidated balance sheet data as of December 31, 1994 and 1993 and the consolidated statements of operations data for each of the years in the three-year period ended December 31, 1994 have been derived from Technitrol's consolidated financial statements included elsewhere herein and (ii) the consolidated balance sheet data as of December 31, 1992, 1991 and 1990 and the consolidated statement of operations data for each of the years ended December 31, 1991 and 1990 have been derived from Technitrol's consolidated financial statements not included herein. With respect to Pulse: (i) the consolidated balance sheet data as of July 2, 1995 and July 3, 1994 and the consolidated statements of operations data for each of the years ended July 2, 1995, July 3, 1994 and June 27, 1993 have been derived from Pulse's consolidated financial statements included elsewhere herein and (ii) the consolidated balance sheet data as of June 27, 1993, June 28, 1992 and June 28, 1991 and the consolidated statement of operations data for each of the years ended June 28, 1992 and June 28, 1991 have been derived from Pulse's financial statements not included herein. The selected financial information of Technitrol for the six-month periods ended June 30, 1995 and 1994 have been obtained from unaudited financial statements and, in the opinion of the management of Technitrol, include all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the financial position and results of operations at and for each of the interim periods presented. Results for the years and interim periods presented here are not necessarily indicative of results which may be expected for any other year or interim period.

                                TECHNITROL, INC.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                          FOR SIX MONTHS ENDED
                                JUNE 30:                 FOR YEAR ENDED DECEMBER 31:
                          ----------------------  ---------------------------------------------
                             1995        1994       1994      1993     1992     1991     1990
                          ----------  ----------  --------  --------  -------  -------  -------
INCOME STATEMENT DATA:
Net sales...............  $   79,437  $   72,776  $146,444  $100,457  $98,554  $81,169  $83,614
Cost of sales...........      57,090      53,009   106,609    75,705   73,677   59,331   62,470
                          ----------  ----------  --------  --------  -------  -------  -------
  Gross profit..........      22,347      19,767    39,835    24,752   24,877   21,838   21,144
Selling, general and
 administrative
 expenses...............      15,981      14,218    27,274    19,377   20,019   17,088   13,673
                          ----------  ----------  --------  --------  -------  -------  -------
Operating profit........       6,366       5,549    12,561     5,375    4,858    4,750    7,471
Other income (expense):
  Interest, net.........        (548)       (471)     (990)     (281)    (628)     (22)      44
  Other, net............         (96)         13      (182)       71      109      (24)      62
                          ----------  ----------  --------  --------  -------  -------  -------
Earnings before income
 taxes..................       5,722       5,091    11,389     5,165    4,339    4,704    7,577
Income taxes............       2,010       1,979     4,445     1,809    1,501    1,937    2,953
                          ----------  ----------  --------  --------  -------  -------  -------
Net earnings............  $    3,712  $    3,112  $  6,944  $  3,356  $ 2,838  $ 2,767  $ 4,624
                          ==========  ==========  ========  ========  =======  =======  =======
Earnings per share(1)...  $     0.61  $     0.52  $   1.15  $   0.56  $  0.48  $  0.47  $  0.78
                          ==========  ==========  ========  ========  =======  =======  =======
Shares used in computing
 earnings per share.....       6,042       6,015     6,015     5,989    5,961    5,920    5,932
BALANCE SHEET DATA (AT
 END OF EACH PERIOD):
Total assets............  $   91,170  $   82,172  $ 84,755  $ 58,572  $55,708  $52,512  $51,552
Long-term debt..........      18,113      15,134    15,124     5,146    6,867    4,965    7,303
Shareholders' equity....      48,816      42,515    45,757    40,294   38,657   38,303   37,442
Book value per common
 share..................        8.07        7.06      7.60      6.73     6.48     6.46     6.36
Dividends paid per
 common share...........        0.190       0.187     0.374     0.373    0.373    0.373    0.373

--------
(1) For 1993, excludes $0.04 of earnings from the cumulative effect of a change in accounting for income taxes. See "Note 6 to Technitrol Consolidated Financial Statements."

                            PULSE ENGINEERING, INC.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    FOR YEAR ENDED:
                          -------------------------------------------------------------------
                          JULY 2, 1995 JULY 3, 1994 JUNE 27, 1993 JUNE 28, 1992 JUNE 28, 1991
                          ------------ ------------ ------------- ------------- -------------
INCOME STATEMENT DATA:
Net sales...............    $85,357      $65,228       $60,479       $62,214       $64,974
Cost of sales...........     64,393       48,082        39,393        38,477        39,014
                            -------      -------       -------       -------       -------
 Gross profit...........     20,964       17,146        21,086        23,737        25,960
Selling, general and ad-
 ministrative expenses..     16,363       17,900        15,959        14,740        12,802
                            -------      -------       -------       -------       -------
Operating profit (loss).      4,601         (754)        5,127         8,997        13,158
Other income (expense):
 Interest, net..........        185          355           239           162        (1,283)
 Other, net(1)..........       (411)           0             0             0          (111)
                            -------      -------       -------       -------       -------
Income (loss) before in-
 come taxes.............      4,375         (399)        5,366         9,159        11,764
Income taxes............        875            0         1,073         1,757         2,794
                            -------      -------       -------       -------       -------
Income (loss) from con-
 tinuing operations.....      3,500         (399)        4,293         7,402         8,970
Discontinued operations.          0            0             0         2,423         1,081
                            -------      -------       -------       -------       -------
Income (loss) before ex-
 traordinary item.......      3,500         (399)        4,293         4,979         7,889
Extraordinary item(2)...          0            0             0             0          (322)
                            -------      -------       -------       -------       -------
Net income (loss).......    $ 3,500      $  (399)      $ 4,293       $ 4,979       $ 7,567
                            =======      =======       =======       =======       =======
Income per share:
 Income (loss) from
  continuing operations
  before extraordinary
  item..................    $  0.55      $ (0.07)      $  0.65       $  1.09       $  1.77
 Discontinued opera-
  tions.................    $  0.00      $  0.00       $  0.00       $ (0.36)      $ (0.22)
 Extraordinary item.....    $  0.00      $  0.00       $  0.00       $  0.00       $ (0.06)
                            -------      -------       -------       -------       -------
 Net earnings (loss)....    $  0.55      $ (0.07)      $  0.65       $  0.73       $  1.49
                            =======      =======       =======       =======       =======
Shares used in computing
 earnings (loss) per
 share..................      6,353        5,432         6,615         6,778         5,073
                            =======      =======       =======       =======       =======
BALANCE SHEET DATA
 (AT END OF EACH PERI-
  OD):
Total assets............    $61,300      $54,338       $57,222       $54,458       $48,132
Long-term debt..........      1,114          150         1,650         4,500         4,500
Stockholders' equity....     48,235       44,270        44,946        42,163        35,101
Book value per common
 share(3)...............       8.60         8.13          8.21          7.51          6.78

--------
(1) Consists of expenses incurred in the evaluation of offers to acquire Pulse in fiscal 1995 and expenses incurred in connection with efforts discontinued in the first quarter of fiscal 1991 to complete an initial public offering.
(2) Reflects after-tax effect of early extinguishment of debt.
(3) Calculation excludes the effect of outstanding options and warrants. At July 2, 1995, Pulse had outstanding options and warrants to purchase approximately 1.2 million shares of Pulse Common Stock.

              TECHNITROL MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTERIM PERIOD COMPARISON

  The results for the first six months of 1995 have been prepared by Technitrol's management without audit or participation by its independent auditors. In the opinion of management, the financial statements fairly present the results of Technitrol's operations for the period presented and the consolidated balance sheet at June 30, 1995. To the best knowledge and belief of Technitrol, all normal recurring accruals and adjustments have been made to properly reflect income and expenses attributable to this period.

 Liquidity and Capital Resources. Cash and cash equivalents totalled $5.0 million at June 30, 1995, compared to $8.7 million at December 31, 1994. Working capital was $31.3 million, compared to $30.2 million at the end of last year.

  Operating activities provided $2.8 million in cash for the half year. Contributing to the positive cash flow were net earnings of $3.7 million and depreciation and amortization of $2.7 million. In addition, accounts payable plus accrued expenses increased $1.6 million. Offsetting that favorable cash impact was a $1.0 million increase in accounts receivable and a $3.4 million increase in inventory. In general, sales increases caused the rise in payables and receivables. The inventory increase was primarily within Technitrol's Metallurgical Products Segment which has experienced on-going customer demand for "Just in Time" deliveries.

  Cash used in investing activities was $7.7 million. Capital expenditures made during the half totalled $2.9 million. Common stock warrants regarding Pulse were purchased for $4.8 million during the second quarter. (See Note 5 to Technitrol Consolidated Financial Statements on page F-6.)

  Cash provided by financing activities was $1.0 million for the first six months of 1995. Debt proceeds net of repayments were $2.2 million and were used primarily for the purchase of the Pulse stock warrants. Separately, dividends of $1.2 million were paid.

  In connection with its financing activities relating to the cash portion of the Merger, on June 29, 1995, Technitrol entered into a commitment with three banks. The banks committed to provide up to $50 million of credit to Technitrol on an unsecured basis of which $20 million would be in the form of a five year term loan and up to $30 million would be in the form of a three year revolving line of credit. Closing of the loan transaction pursuant to the commitment is subject to fulfillment of various conditions which are normal and customary in transactions of this type. The impact of the loan transaction has been taken into account in the pro forma financial statements appearing elsewhere herein as though the refinancing had been effected for the periods indicated. Interest rate differences are immaterial. Proceeds of the loan will be used to refinance existing indebtedness (approximately $16 million), pay the cash portion of the merger consideration (approximately $24 million) and related transaction expenses (approximately $2.3 million) with the balance available to provide working capital and funds for future acquisitions, if required. Technitrol believes that, when closed, the funds available under the line of credit will be sufficient for its foreseeable cash needs.

  Recent balance sheet composition has been:

                                                  JUNE 30, DECEMBER 31, JUNE 30,
                                                    1995       1994       1994
                                                  -------- ------------ --------
Cash & cash equivalents..........................     6%        10%         6%
Other current assets.............................    55%        53%        57%
Plant, property & equipment......................    27%        29%        30%
Other assets.....................................    12%         8%         7%
                                                    ----       ----       ----
  Total..........................................   100%       100%       100%
                                                    ====       ====       ====
Current liabilities..............................    27%        28%        30%
Long-term debt...................................    20%        18%        18%
Shareholders' equity.............................    53%        54%        52%
                                                    ----       ----       ----
  Total..........................................   100%       100%       100%
                                                    ====       ====       ====

  Results of Operations. Sales for the first half of 1995 totaled $79.4 million, an increase of 9.2% over the $72.8 million sold in the comparable period of 1994. All three of the Company's product segments experienced an increase in first half sales from the comparable prior year period. The most sizable increases occurred in the Electronics Products Segment (which includes the Fil-Mag Group) and the End User/Finished Products Segment.

  The backlog at June 30, 1995 was $29.7 million, compared to $32.2 million at March 31, 1995 and $28.7 million at December 31, 1994. First half sales slightly exceeded bookings for both the Electronic Products Segment and the Metallurgical Products Segment (although in the second quarter domestic economic activity had an adverse volume impact on a portion of the product portfolio of Advanced Metallurgy, Inc. ("AMI") and sales exceeding bookings in recent quarters in the Metallurgical Products Segment). Separately, End User/Finished Products Segment bookings exceed sales for the six months.

  The increased sales of the Electronic Products Segment for the six months ended June 30, 1995 reflected an increase in Fil-Mag Group sales exceeding a decrease in the sales of the Components Division. The latter sales decrease reflected continued softening in the domestic market for the Division's products. Gross profits for the total Segment increased from comparable prior year levels, as did operating profits. After tax earnings of the Segment benefited from the favorable offshore effective tax rates of entities within the Fil-Mag Group relative to that of the Components Division, which both manufactures and sells domestically.

  The Metallurgical Products Segment's sales increase in the first six months from the comparable prior year period was primarily due to increased shipments of Chace Precision Metals, Inc. ("Chace"). While sales and gross profits increased at Chace, gross profits of the Segment decreased slightly, due in substantial part to certain raw material cost increases experienced by AMI. Such raw material cost increases are not expected to continue to affect results of operations of the Segment beyond the third quarter as cost increases level off and higher prices are passed on to customers.

  End User/Finished Products Segment sales increased primarily as a result of Lloyd Instruments' shipments exceeding those in the comparable period of 1994. A portion of that increase was due to Lloyd's increased sales in Germany attributable to the November 1994 acquisition of the Erichsen product line. Profits for this Segment increased slightly from the comparable prior year period, reflecting the benefit of Lloyd's overall sales and profit improvements.

  Total selling, general and administrative expenses of $15.9 million increased slightly as a percentage of sales for the half from 19.5% in 1994 to 20.1% in 1995. Increased sales resulted in increased selling and marketing expenses, which rose by approximately $1.2 million. General and Administrative expenses of Lloyd increased by approximately $400,000, due primarily to expenses associated with the Erichsen product line acquired in November 1994. Selling, general and administrative expenses at Chatillon increased by approximately $400,000 due to increased marketing and selling efforts along with increased product development efforts. Separately, hiring at the Corporate level caused increases in salaries and fringes (approximately $100,000), and related relocation costs.

  Net interest expense increased to $548,000 for the half, up from $471,000 for the comparable prior year period. The increase reflected interest paid on $5 million of incremental borrowing during the second quarter of 1995 used to purchase stock warrants of Pulse Engineering, Inc.

  The effective tax rates in the first half were 35.1% in 1995 and 38.9% in 1994. The decrease was caused by proportionately more taxable income earned by the Company's offshore operating units, particularly Fil-Mag, which generally incur lower tax rates than those experienced by Technitrol's domestic operating units.

  Net earnings of $3,712,000, or $.61 per share, were realized in the first six months of 1995, as compared with $3,112,000, or $.52 per share, earned during the same period in 1994.

FISCAL YEAR COMPARISON

  Liquidity and Capital Resources. Cash and cash equivalents totalled $8.7 million at December 31, 1994, compared to $7.7 million a year earlier. Working capital was $30.2 million, compared to $24.1 million at

December 31, 1993. Contributing to the year-to-year increase in working capital was the 1994 acquisition of the Fil-Mag Group as discussed below.

  Cash provided by operating activities was $9.6 million. The positive cash flow was composed mainly of net earnings of $6.9 million; depreciation and amortization of $5.3 million; and increases in accounts payable ($1.1 million) and accrued expenses ($3.9 million). A cash decrease due to deferred tax benefits was offset by an increase in income taxes payable. Cash was consumed by increases in accounts receivable ($4.6 million) and inventories ($2.5 million). Those increases were caused by the increase in sales from 1993 to 1994.

  Investing activities consumed $13 million during 1994. Capital expenditures constituted $4.4 million, excluding acquisitions. Separately, $8.8 million was paid for the capital stock of the Fil-Mag Group, net of cash acquired. Financing for the acquisition was provided by drawing down approximately $10 million on a temporary acquisition line of credit from CoreStates Bank, N.A., which was subsequently replaced by a three year revolving credit loan. Projected 1995 capital expenditures are expected to be financed by internally generated funds.

  Cash provided by financing activities was a net $4.2 million. The aforementioned $10 million loan was the source of funds. Cash consumed by financing activities was due to combined debt reduction of $3.5 million, and $2.3 million of dividend payments. It is expected that dividends will continue to be paid on a quarterly basis during 1995.

  Technitrol's foreign sales are conducted primarily through its foreign subsidiaries, principally in the Far East and Europe. In the Far East, Technitrol's sales are denominated primarily in U.S. dollars. In Europe, sales are denominated primarily in local currencies (consisting mainly of English pounds and French francs) and to a lesser extent in U.S. dollars.

  Since a very significant portion of Technitrol's foreign sales are denominated in U.S. dollars, the Company does not believe that its potential exposure to currency fluctuations is material to its business. During 1993 and 1994, Technitrol did not purchase any currency exchange forward contracts or similar instruments generally utilized to reduce the risk of currency fluctuations. Technitrol will reexamine this policy if sales denominated in currencies other than U.S. dollars become material to operations.

Balance sheet composition at December 31:

                              1994 1993
                              ---- ----
Cash and cash equivalents....  10%  13%
Other current assets.........  53%  50%
Property, plant, and equip-
 ment........................  29%  32%
Other assets.................   8%   5%
                              ---- ----
  Total...................... 100% 100%
                              ==== ====

                         1994 1993
                         ---- ----
Current liabilities.....  28%  22%
Long-term debt..........  18%   9%
Shareholders' equity....  54%  69%
                         ---- ----
                         100% 100%
                         ==== ====

  Results of Operations. In 1994, sales were $146.4 million compared to $100.5 million in 1993. The 45.7% increase was due to the $30.8 million sales of the Fil-Mag Group, acquired in January 1994, and a combined sales increase of $15.1 million realized by the other businesses of Technitrol. All three of Technitrol's segments experienced increased sales in 1994 from 1993.

  The December 31 backlog was $28.7 million in 1994 and $14.9 million in 1993. Contributing to the increase was the Fil-Mag Group's backlog.

  The increase in sales of the Electronic Products Segment to $41.2 million included the sales of the Fil-Mag Group as noted above. Operating profit of the Electronics Products Segment increased to $5.0 million in 1994, compared to $1.7 million in the prior year. The increase reflected the fifty weeks of profits of the Fil-Mag Group since its acquisition in January 1994. As a percentage of sales, this segment's annual operating profits equaled

12.2% which was the highest of Technitrol's three product segments. Year end backlog and order volumes indicated a softening in the segment's domestic markets, while offshore demand remained relatively strong.

  The Metallurgical Products Segment produced increased sales, operating profit and operating profit as a function of sales in 1994 as compared to 1993. AMl experienced its largest sales and profit improvements to the product line which was acquired from Engelhard Corporation in 1991. Housing starts continue to have an eventual impact on demand for various AMI products. Management of Technitrol is monitoring the indirect effect that recent interest rate increases will have on AMI backlog levels which were stable entering the first quarter of 1995. Separately, Chace sales and operating profits also grew year-to-year. On-going efforts aimed at cost containment and quality improvements have contributed to the growth in sales volume and profits. Chace's proven ability to compete in a demanding industrial market was reflected by a strong backlog position as it began the new year.

  Two of the three operating units which constitute the End User/Finished Products Segment experienced an increase in sales and operating profits. Chatillon sales volume and profitability improved in its primary product families, as the improved economic climate contributed to more favorable market conditions. Lloyd's year-to-year sales increase reflected incremental unit sales and the absence of the unfavorable currency translation which negatively impacted 1993 results. Lower sales and operating profit occurred at Technitrol's Products Division. Domestic demand for currency counters and dispensers decreased during 1994, which was also the first full year subsequent to the Division withdrawing as a provider of engineering services on a prime contract basis to an agency of the U.S. Government.

  Technitrol's selling, general and administrative expenses increased to $27.3 million in 1994 from $19.4 million in 1993. The key reason for the increase was the addition of the Fil-Mag Group.

  Interest expense grew to $1.1 million, caused by the $10 million increase in outstanding debt to fund the Fil-Mag Group acquisition and rising interest rates during the year.

  1994 income tax expenses increased as a function of pre-tax earnings. The 1994 effective income tax rate rose to 39% from 35% in 1993 as a result of proportionately higher taxable income being earned by Technitrol's domestic operations. Effective income tax rates of the domestic operations generally exceed those of Technitrol's offshore operations.

  In 1993, sales increased by 1.9% to $100.5 million. The sales increases of the Electronic Products Segment and the Metallurgical Products Segment exceeded the sales decrease experienced by the End User/Finished Products Segment.

  The backlog on December 31, 1993 was $14.9 million compared to $14.2 million on December 31, 1992.

  The Electronic Products Segment sales increased to $9.4 million from $8.2 million in 1992. Sales of the Metallurgical Products Segment increased to $63.9 million in 1993 from $60.4 million. The 1993 year marked the first full year of operation at the Export, PA, facility which includes the product line acquired from Engelhard Corporation in August 1991 and relocated during 1992. End User/Finished Products Segment sales decreased from $30 million to $27.1 million. This reflected a volume decrease in currency counters and dispensers in the Products Division. Separately, that division withdrew as a provider of engineering services on a prime contract basis to an agency of the U.S. Government. Also causing the sales decline of the segment were unfavorable currency translation of the sales of Lloyd, and a decrease in the sales of electronic products of Chatillon.

  Total 1993 gross profit dollars approximated those of 1992. However, as a percentage of sales, 1993 gross profit dropped slightly to 24.6% from 25.2% in 1992. Contributing to the decrease were inventory write-offs and high production costs incurred at the Export, PA, facility of the Metallurgical Products Segment and the cost associated with the Petersburg, PA, plant shutdown of the Electronic Products Segment.

  Selling, general and administrative expenses decreased to $19.4 million in 1993, compared to $20 million during the previous year. The decrease reflected the non-recurring 1992 expenses associated with AMI-DDC (see "Note 2 to Technitrol Consolidated Financial Statements") and relocating the Engelhard product line.

  Operating profit of $5.4 million in 1993 represented a 10.6% increase from year-to-year. The Electronic Products Segment contributed to the increase, with the Components Division experiencing stronger profits in 1993 as a result of on-going cost reduction efforts. The operating profit increase of the Metallurgical Products Segment included improved earnings of the established operations of AMI and the first full year of contribution of AMI-DDC exceeding a decrease in profitability on the part of the product line acquired from Engelhard. The major markets of AMI remained cyclical and reflected general trends in housing, automotive, appliances and capital equipment. Improved profits were realized by Chace, as cost improvement programs yielded their intended results. Regarding the End User/Finished Products Segment, weak demand caused a decrease in profitability at the Products Division and flat earnings on certain Chatillon products, which more than offset improved profits realized by Lloyd.

  Interest expense decreased to $0.4 million in 1993 due to lower interest rates and a reduction in the amount of debt outstanding.

  Income tax expenses increased proportionate to 1993 pre-tax earnings, with the 35% effective income tax rate unchanged from the prior year. Contributing to the flat effective rate were increased earnings of the operation in Puerto Rico, which is exempt from U.S. Federal income taxes.

  Technitrol adopted Financial Accounting Standard No. 109, "Accounting for Income Taxes," during 1993. As a result, $261,000 of favorable cumulative effect on prior years was added to 1993 net earnings.

                 PULSE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Pulse reported net income of $3.5 million, or $.55 per share, for fiscal 1995 compared to a net loss of $399,000, or $.07 per share, in fiscal 1994 and net income of $4.3 million, or $.65 per share, in fiscal 1993. The $3.9 million improvement in fiscal 1995 compared to fiscal 1994 was due primarily to strong demand for Pulse's products, which has resulted in greater revenues and improved pricing, lower operating costs due in part to improvements made in Pulse's operations since the latter part of fiscal 1994 and lower research, development and engineering ("RD&E") expenses. The decline in fiscal 1994 compared to fiscal 1993 resulted from competitive pricing pressures, higher production costs, manufacturing complexities and inventory valuation write-downs associated with production of new products, and higher RD&E costs.

  The following table sets forth for the years indicated certain financial data as a percentage of net sales and the percentage compared to the prior year.

                          PERCENTAGE OF NET SALES FOR           PERCENTAGE CHANGE
                                  YEAR ENDED                     FROM PRIOR YEAR
                          ----------------------------------    -------------------
                          JULY 2,     JULY 3,      JUNE 27,
                            1995        1994         1993         1995      1994
                          ---------   ---------    ---------    --------  ---------
Net sales...............       100.0%      100.0%       100.0%      30.9%       7.9%
Cost of sales...........        75.4        73.7         65.1       33.9       22.1
                           ---------   ---------    ---------   --------  ---------
  Gross profit..........        24.6        26.3         34.9       22.3      (18.7)
Research, development
 and engineering........         5.5        10.2          7.2      (46.6)      52.4
Selling, general and ad-
 ministrative...........        13.7        17.3         18.5      (20.4)       0.4
Plant shutdown costs....         0.0         0.0          0.7        0.0         nm
                           ---------   ---------    ---------   --------  ---------
  Operating income
   (loss)...............         5.4        (1.2)         8.5         nm     (114.7)
Interest income.........         0.4         1.0          1.3      (44.5)     (21.9)
Interest expense........         0.2         0.4          0.9      (40.6)     (51.1)
Other expense...........         0.5         0.0          0.0         nm        0.0
                           ---------   ---------    ---------   --------  ---------
  Income (loss) before
   income taxes.........         5.1        (0.6)         8.9         nm     (107.4)
Provision for income
 taxes..................         1.0         0.0          1.8         nm         nm
                           ---------   ---------    ---------   --------  ---------
Net income (loss).......         4.1%       (0.6)%        7.1%        nm     (109.3)%
                           =========   =========    =========   ========  =========

(nm designates a "not meaningful" calculation)

  Net sales grew 30.9% to $85.4 million in fiscal 1995 compared to $65.2 million in fiscal 1994 and $60.5 million in fiscal 1993. The revenue growth in fiscal 1995 compared to fiscal 1994 was due primarily to increased shipments of network modules, telecom products and magnetics products. The following table sets forth the revenues received by product line during the years indicated.

                           FISCAL YEAR 1995     FISCAL YEAR 1994     FISCAL YEAR 1993
                         -------------------- -------------------- --------------------
                         AMOUNT OF PERCENTAGE AMOUNT OF PERCENTAGE AMOUNT OF PERCENTAGE
                           SALES    OF SALES    SALES    OF SALES    SALES    OF SALES
                         --------- ---------- --------- ---------- --------- ----------
                                             (DOLLARS IN THOUSANDS)
Network modules.........  $36,377      42.6%   $23,125     35.4%    $23,135     38.3%
Pulse transformers(1)...   27,549      32.3     25,607     39.3      21,128     34.9
Power products(2).......   21,431      25.1     16,496     25.3      16,216     26.8
                          -------    ------    -------    -----     -------    -----
                          $85,357    100.00%   $65,228    100.0%    $60,479    100.0%
                          =======    ======    =======    =====     =======    =====

--------
(1) Excludes sales of pulse transformers incorporated into Pulse's networking modules.
(2) Includes revenue of $2.0 million and $4.3 million in fiscal 1994 and 1993, respectively, received from Pulse's former Potter operations, which were divested in January 1994.

  Pulse experienced significant growth in its shipments of 10Base-T network modules in fiscal 1995. Shipments of Token Ring network modules in fiscal 1995 increased compared to fiscal 1994 primarily due to significant increases in the last half of fiscal 1995. Sales of telecom transformer products increased substantially in fiscal 1995 compared to fiscal 1994, which more than offset the effect of the decline in sales of Token Ring and 10Base-T transformers. Sales of power products increased due to greater sales of magnetics products and more than offset the decline due to the sale of Pulse's Potter operations in January 1994, which contributed revenues of $2.0 million during fiscal 1994. The aggregate unit volume of sales for all products increased by 45% in fiscal 1995 compared to fiscal 1994. The increase in sales during fiscal 1994 compared to fiscal 1993 was due to growth in sales of transformers and power products. Although aggregate unit volume of sales for all products increased by 38% in fiscal 1994 compared to fiscal 1993, revenue growth was tempered due to declining prices, particularly in network module products. While demand for Pulse's products was strong throughout fiscal 1995, demand has recently softened somewhat. Although Pulse's backlog of unfilled orders at the end of fiscal 1995 was substantially higher than at the end of fiscal 1994, the backlog was reduced during the latter part of fiscal 1995 due to the combined effects of increased shipments and reduced order input, which may impact the level of future shipments.

  Cost of sales increased to $64.4 million in fiscal 1995 compared to $48.1 million and $39.4 million in fiscal 1994 and 1993, respectively, resulting in gross profit of $21.0 million in fiscal 1995 compared to $17.1 million and $21.1 million in fiscal 1994 and 1993, respectively. The gross margin (gross profit as a percentage of net sales) declined to 24.6% in fiscal 1995 compared to 26.3% in fiscal 1994 and 34.9% in fiscal 1993. Although the gross margin improved in each quarter during fiscal 1995 (and for the fourth quarter of fiscal 1995 exceeded the gross margin for fiscal 1994), the decline in gross margin that occurred in fiscal 1995 and fiscal 1994 reflected changes in product mix, particularly an increase in the relative amounts of revenue from lower margin network modules, lower overall prices, and manufacturing complexities associated with certain product lines. In addition, the decline in gross margin in fiscal 1995 resulted from inefficiencies related to plant consolidations in the People's Republic of China (the "PRC"), and the decline in fiscal 1994 compared to fiscal 1993 was due to increased overhead expenses. During the 1994 fiscal year, the Company completed the transition of its Mexican production activities to the PRC. This transition resulted in a decrease in United States assets, and a corresponding increase in Asian assets, due to the transfer of machinery and equipment and the relative shift in inventories from the United States to Asia. Particularly in the last half of fiscal 1994 and first half of fiscal 1995, Pulse's operating results reflected its inability to reduce individual product costs to sufficiently offset declining prices associated with the local area network ("LAN") components business. The difficulties encountered in manufacturing these products included higher than anticipated manufacturing costs and lower production yields due to new product manufacturing complexities. In fiscal 1994, Pulse also provided $1.2 million for losses on inventory valuations related to certain new products.

  While the gross margin for fiscal 1995 was slightly less than the gross margin for fiscal 1994, gross margins have improved in each quarter of fiscal 1995. During fiscal 1995, Pulse revised its pricing policies relating to the manner in which prices for products are developed and approval requirements. Pulse also increased prices on certain products, including selected network modules, and discontinued certain products that were considered unprofitable or inconsistent with product strategy. In addition, Pulse strengthened materials management and controls, which resulted in a significant reduction in inventory during fiscal 1995 and cost reductions on certain products. Pulse has also improved the designs on various products, thereby reducing materials costs and improving the manufacturability of the products. Pulse's plant consolidation efforts were completed late in fiscal 1995 when the last of four original PRC facilities was consolidated into Pulse's two large new manufacturing plants in the PRC.

  Research, development and engineering expenses decreased to $4.7 million, or 5.5% of sales, in fiscal 1995 compared to $6.7 million, or 10.2% of sales, in fiscal 1994 and $4.4 million, or 7.2% of sales in fiscal 1993. The reduction in RD&E in fiscal 1995 resulted from more focused product development efforts as well as overall cost reduction measures. Costs have been curtailed most significantly in connection with Pulse's development activities relating to wireless LAN products. The increase in RD&E expense in fiscal 1994 compared to fiscal 1993 was due primarily to new product development activities in the wireless LAN market and advanced high speed LAN, telecom and power product components. Certain of these development activities were relocated to Pulse's Irish facilities in the last half of fiscal 1994, which reduced RD&E expense thereafter due to the lower overall cost structure for research and development at those facilities and European Economic Community ("EEC") grants for research performed in Ireland. Pulse's RD&E expense was reduced by $280,000 and $652,000 in fiscal 1995 and 1994, respectively, due to EEC grants. In addition, Pulse has applied for additional grants of up to $560,000 that may be collected during fiscal 1996, although no assurance can be given that the grants will be received. Despite the reductions in RD&E expense, Pulse believes that it has maintained product development activities at an appropriate level. During fiscal 1995, Pulse announced the availability of its first radio frequency transceivers designed for integration into a variety of consumer and industrial products. Pulse also announced a strategic technology relationship with Advanced Micro Devices ("AMD") for the development of a complete, low-cost wireless LAN card integrated with AMD's media access controller integrated circuit.

  Selling, general and administrative ("SG&A") expenses were $11.7 million, or 13.7% of sales, in fiscal 1995 compared to $11.2 million, or 17.3% of sales, in fiscal 1994 and $11.2 million, or 18.5% of sales in fiscal 1993. The slight increase in SG&A expense in fiscal 1995 was caused by a $1.2 million increase in incentive compensation and costs of approximately $500,000 related to various legal matters, the effects of which were partially offset by overall expense controls and the elimination of costs related to Pulse's Potter operations since their sale in January 1994. SG&A expenses remained constant in fiscal 1994 compared to fiscal 1993 despite increases in wireless products and worldwide marketing expenses primarily due to reduced incentive compensation and the lack of any SG&A expenses relating to Pulse's former Potter operations following its sale. One matter causing additional legal expenses was a legal action instituted in February 1995 in which Pulse has been named as one of several defendants. The plaintiffs allege that they have experienced physical harm and injury and other damages caused by exposure to contaminants historically discharged from the former Potter operation plant site located in Brookhaven, Lincoln County, Mississippi, which Pulse acquired in 1986 from Varian Associates. Pulse is continuing its analysis of the merits of the case; however, under any circumstances, Pulse believes that it is contractually indemnified against any liability or expenses relating to the action. The entities that Pulse believes are required to indemnify it have not to date acknowledged their obligations, and Pulse has instituted legal action to enforce its indemnification rights. Pulse cannot predict the level of expenses it will be required to incur to defend itself in this action or to enforce its indemnification rights. While such expenses will continue to be reflected in Pulse's results of operations to the extent that Pulse is not reimbursed therefor, Pulse believes that it is entitled to be reimbursed for all expenses it has already incurred in addition to being indemnified against any potential liability. The entities with indemnity obligations to Pulse have performed other obligations relating to environmental issues at the former Potter operation plant sites.

  Interest income, net of interest expense, was $185,000 in fiscal 1995 compared to $355,000 in fiscal 1994 and $239,000 in fiscal 1993. Interest income declined in fiscal 1995 compared to fiscal 1994 due to lower levels of investable funds. Interest expense declined due to reduced levels of senior debt outstanding since the first quarter of fiscal 1994, the effect of which was offset by interest on $2.2 million of lease financing obtained during fiscal 1995.

  Other expense was $411,000 in fiscal 1995. These expenses consist of costs incurred in connection with Pulse's activities relating to offers made in fiscal 1995 to acquire Pulse and, subsequently, the Merger. No similar expenses were incurred in fiscal 1994 or 1993.

  The provision for income taxes as a percentage of income before taxes was 20% in fiscal 1995 and fiscal 1993. There was no provision for income taxes or income tax benefit in fiscal 1994. The relatively low income tax rates in fiscal 1995 and fiscal 1993 were primarily the result of a greater proportion of Pulse's earnings being generated by its foreign subsidiaries, which are subject to lower tax rates than Pulse's domestic operations. In fiscal 1994 Pulse did not have an income tax benefit despite its loss because the loss was primarily attributable to losses in foreign locations for which a tax benefit could not be recognized currently.

LIQUIDITY AND CAPITAL RESOURCES

  Pulse's cash and cash equivalents increased to $15.3 million at July 2, 1995 from $7.1 million at the end of fiscal 1994, while short-term investments declined to zero at July 2, 1995 from $6.5 million at the end of fiscal 1994. Pulse has traditionally financed its working capital needs and capital expenditures through internally generated cash. During fiscal 1995, cash provided by operations was $9.3 million compared to cash used by operations of $2.7 million in fiscal 1994. Investing activities used cash of $1.6 million in fiscal 1995 compared to providing cash of $7.9 million in fiscal 1994, primarily as a result of reduced sales of short-term investments in fiscal 1995. Financing activities, however, provided cash of $618,000 compared to using cash of $3.1 million during fiscal 1995 and 1994, respectively, due primarily to lease financing arrangements entered into in fiscal 1995, which provided cash of $2.2 million, and reduced amounts of long-term debt repayments in fiscal 1995.

  Pulse made net capital expenditures of $8.1 million, $7.3 million and $1.9 million for fiscal years 1995, 1994 and 1993, respectively. The fiscal 1995 capital expenditures included $4.1 million for expansion of Pulse's facilities in the PRC, which was completed in the fourth quarter of fiscal 1995, and $1.8 million for automatic and semi-automatic equipment intended for high volume production. Pulse believes that it has adequate capacity to support significantly higher levels of sales. For fiscal 1996, Pulse estimates that it will make capital expenditures of approximately $4 million, primarily for additional machinery and equipment.

  During fiscal 1996, Pulse anticipates that internally generated cash, including collections on accounts receivable, which are largely generated from computer and networking companies with a history of timely payment, will be sufficient to fund its operations. If needed, however, Pulse also has available a credit line with a commercial bank. The bank credit line is for up to $5 million, bears interest at the prime rate, has a maturity of December 15, 1995, and has an annual commitment fee of 0.25%. No amounts were outstanding under the line of credit at July 2, 1995.

  Pulse conducts business in various currencies throughout the world. In order to reduce its exposure to potential transaction losses Pulse periodically purchases forward rate contracts. The maximum amount of such contracts outstanding at any time in fiscal 1995 was $500,000. In addition, due to the less developed nature of the banking system within the PRC, Pulse anticipates its local currency needs in order to allow sufficient time for conversion from other currencies. Pulse also faces potential economic and political risks by operating in the PRC due to the emerging status of the country and its developing relationship with the United States. Pulse has operated in the PRC for more than a decade and does not anticipate that those inherent risks will have a material adverse affect on its operations.

                          COMPARATIVE PER SHARE DATA

  The following financial information reflects comparative per share information relating to unaudited book value per share, cash dividends declared and net earnings (loss) per share for (i) Technitrol and Pulse on a historical basis, (ii) on a pro forma basis assuming the Merger had been effected for the periods indicated and (iii) on a pro forma basis equivalent to one share of Pulse Common Stock. The information shown below should be read in conjunction with the historical consolidated financial statements of Technitrol and Pulse, including the respective notes thereto, and the unaudited pro forma combined condensed financial statements, including the notes thereto, appearing elsewhere in this Proxy Statement. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS" and "INDEX TO FINANCIAL STATEMENTS."

                                      AT OR FOR THE                               AT OR FOR THE
                                   YEAR ENDED 12/31/94                      SIX MONTHS ENDED 6/30/95
                         ------------------------------------------- ---------------------------------------
                                                           PULSE                                   PULSE
                                            COMBINED     EQUIVALENT                   COMBINED   EQUIVALENT
                         TECHNITROL PULSE   PRO-FORMA   PRO-FORMA(1) TECHNITROL PULSE PRO-FORMA PRO-FORMA(1)
                         ---------- ------  ---------   ------------ ---------- ----- --------- ------------
Book value per share....   $7.60    $7.89    $  n/a(2)     $  n/a(2)   $8.07    $8.60  $9.90       $5.75
Cash dividends declared
 per share(3)...........    0.376     none    0.376         0.219       0.195    none   0.195       0.113
Earnings (loss) per
 share..................    1.15     (0.55)   0.26          0.15        0.61     0.69   0.92        0.53

--------
(1) Calculated by multiplying the Exchange Ratio by the pro forma amount of each item for the Surviving Corporation.
(2) A pro-forma balance sheet is presented for June 30, 1995 only.
(3) Pro-forma amounts reflect dividends declared by Technitrol.

  The comparative pro-forma per share data shown above assumes that 1,631,790 shares of Technitrol Common Stock will be issued to Pulse stockholders. The actual number of shares issued may range from a minimum of 1,631,790 shares to a maximum of 1,794,969 shares. The table below shows the comparative pro-forma per share data assuming the maximum number of shares are issued.

  Assuming 1,794,969 shares are issued:

                                                                AT OR FOR THE
                                            AT OR FOR THE     SIX MONTHS ENDED
                                         YEAR ENDED 12/31/94       6/30/95
                                         ------------------- -------------------
                                         COMBINED   PULSE    COMBINED   PULSE
                                           PRO-   EQUIVALENT   PRO-   EQUIVALENT
                                          FORMA   PRO-FORMA   FORMA   PRO-FORMA
                                         -------- ---------- -------- ----------
Book value per share....................  $  n/a    $  n/a    $9.70     $5.64
Cash dividends declared per share.......   0.376     0.219     0.195     0.113
Earnings per share......................   0.25      0.15      0.90      0.52

                    UNAUDITED PRO FORMA COMBINED CONDENSED
                             FINANCIAL STATEMENTS

  The following Unaudited Pro Forma Combined Condensed Balance Sheet at June 30, 1995, and the Unaudited Pro Forma Combined Condensed Statements of Operations for the year ended December 31, 1994 and the six months ended June 30, 1995, combine information for Technitrol and Pulse and include unaudited pro forma adjustments as described in the accompanying notes. The pro forma combined condensed statements of operations give effect to the proposed Merger as if it had occurred at January 1, 1994. The unaudited Pro Forma Combined Condensed Balance Sheet gives effect to the proposed Merger as if it had occurred at June 30, 1995. The Pro Forma Combined Condensed Financial Statements are based on historical financial statements of Technitrol and Pulse, giving effect to the Merger applying the purchase method of accounting and the assumptions and adjustments as discussed in the accompanying notes to the Pro Forma Combined Condensed Financial Statements. These Pro Forma Combined Condensed Financial Statements are based upon (i) for Technitrol: the audited consolidated financial statements as of December 31, 1994 and for the year then ended and the unaudited consolidated financial statements as of June 30, 1995 and for the six months then ended, and (ii) for Pulse: the audited consolidated balance sheet of July 2, 1995 and the unaudited consolidated statement of operations for the six-month periods ended July 3, 1994 and January 1, 1995, and the audited consolidated statement of operations for the year ended July 2, 1995. These statements are based upon, and should be read in conjunction with, the historical financial statements of Technitrol and Pulse which are included elsewhere in this Proxy Statement. The unaudited pro forma adjustments described in the accompanying notes are based upon preliminary estimates and certain assumptions that the managements of Technitrol and Pulse believe are reasonable in such circumstances. The pro forma data are presented for information purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the Merger been consummated at the dates indicated, nor are they necessarily indicative of future operating results or financial position.

                  TECHNITROL, INC. AND PULSE ENGINEERING, INC.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 JUNE 30, 1995
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                           HISTORICAL:      PRO FORMA
                                        ------------------ ADJUSTMENTS
                                        TECHNITROL  PULSE   (NOTE 1)   PRO FORMA
                                        ---------- ------- ----------- ---------
ASSETS
Cash and cash equivalents.............   $ 5,041   $15,338    (7,900)  $ 12,479
Accounts receivable, net..............    24,186    13,435               37,621
Inventories...........................    25,186     8,985               34,171
Prepaid expenses and other current as-
 sets.................................     1,151     2,112                3,263
                                         -------   -------             --------
  Current assets......................    55,564    39,870               87,534
Property, plant and equipment, net....    24,695    20,280               44,975
Other assets..........................    10,911     1,150     5,896     17,957
                                         -------   -------             --------
                                         $91,170   $61,300             $150,466
                                         =======   =======             ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable and current maturities
 of long-term debt....................   $    22   $   689             $    711
Accounts payable and accrued expenses.    24,219    11,262     1,300     36,781
                                         -------   -------             --------
  Current liabilities.................    24,241    11,951               37,492
Long-term debt........................    18,113     1,114    16,100     35,327
                                         -------   -------             --------
                                          42,354    13,065               72,819
Shareholders' equity..................    48,816    48,235   (19,404)    77,647
                                         -------   -------             --------
                                         $91,170   $61,300             $150,466
                                         =======   =======             ========

   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                  TECHNITROL, INC. AND PULSE ENGINEERING, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                HISTORICAL:
                             ------------------     PRO FORMA
                             TECHNITROL  PULSE     ADJUSTMENTS (NOTE)  PRO FORMA
                             ---------- -------    ----------- ------- ---------
Net Sales..................   $146,444  $68,547                        $214,991
Cost of sales..............    106,609   56,219      $(3,513)  (5)      159,315
                              --------  -------                        --------
  Gross profit.............     39,835   12,328                          55,676
Selling, general and admin-
 istrative expenses........     27,274   15,884        4,313   (2),(5)   47,471
                              --------  -------                        --------
Operating profit (loss)....     12,561   (3,556)                          8,205
Other income (expense):
  Interest, net............       (990)     192       (1,693)  (3)       (2,491)
  Other, net...............       (182)     (94)                           (276)
                              --------  -------                        --------
Earnings (loss) before in-
 come taxes................     11,389   (3,458)                          5,438
Income taxes (benefit).....      4,445     (422)        (576)  (4)        3,447
                              --------  -------                        --------
Net earnings (loss)........   $  6,944  $(3,036)                       $  1,991
                              ========  =======                        ========
Earnings (loss) per share..   $   1.15  $ (0.55)               (6)     $   0.25
                              ========  =======                        ========
Shares used in calculating
 earnings per share........      6,015    5,478(7)                        7,820

   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                  TECHNITROL, INC. AND PULSE ENGINEERING, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1995
                                  (UNAUDITED)
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                  HISTORICAL:
                               ------------------   PRO FORMA
                               TECHNITROL  PULSE   ADJUSTMENTS (NOTE)  PRO FORMA
                               ---------- -------  ----------- ------- ---------
Net Sales....................   $79,437   $48,743                      $128,180
Cost of sales................    57,090    34,454    (1,846)   (5)       89,698
                                -------   -------                      --------
  Gross profit...............    22,347    14,289                        38,482
Selling, general and adminis-
 trative expenses............    15,981     8,798     2,246    (2),(5)   27,025
                                -------   -------                      --------
Operating profit.............     6,366     5,491                        11,457
Other income (expense):
  Interest, net..............      (548)      145      (820)   (3)       (1,223)
  Other, net.................       (96)     (317)                         (413)
                                -------   -------                      --------
Earnings before income taxes.     5,722     5,319                         9,821
Income taxes.................     2,010       875      (279)   (4)        2,606
                                -------   -------                      --------
Net earnings.................   $ 3,712   $ 4,444                      $  7,215
                                =======   =======                      ========
Earnings per share...........   $  0.61   $  0.69              (6)     $   0.92
                                =======   =======                      ========
Shares used in calculating
 earnings per share..........     6,042     6,442                         7,858

   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                         NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS

(1) The cost of the acquisition of Pulse Common Stock is assumed to be to approximately $58.9 million. The components of the total purchase price are assumed to be as follows:

    Fair value of Technitrol Common Stock exchanged for Pulse
     Common Stock                                                  $24.1 million
    Cash paid for Pulse Common Stock (a)                            24.0
    Pulse stock options assumed by Technitrol                        2.4
    Warrants to purchase Pulse Class B Stock previously purchased
     by Technitrol (in May, 1995)                                    4.8
    Anticipated costs to restructure the operations of Pulse         1.3
    Professional fees and other transaction costs                    2.3
                                                                   -----
                                                                  $58.9 million

  --------
    (a) Funding sources include $7.9 million of cash on-hand.

    For purposes of these Pro Forma Combined Condensed Financial Statements, it is assumed that 1,650,000 shares of Technitrol Common Stock will be issued to Pulse stockholders. The actual cash and Technitrol Common Stock exchanged for the Pulse Common Stock will be determined in accordance with the Merger Agreement and Forms of Election received from Pulse stockholders, but is not expected to be materially different from the assumptions made here. See "TERMS OF THE MERGER--Conversion of Shares of Pulse Common Stock; Election."

        Pro forma adjustments to the Combined Condensed Balance Sheet include
    (a) eliminating the equity accounts of Pulse, (b) recording additional equity for the following components of the purchase consideration:
    Technitrol Common Stock, stock options assumed, and transaction costs, (c) recording of the new debt borrowed and the cash decrease resulting from funding the cash portion of the purchase price, (d) establishing a liability for anticipated restructuring costs, and (e) establishing a value for intangibles and goodwill for the purchase cost in excess of the fair value of the assets acquired.

       The costs included in the restructuring liability have been estimated in accordance with recent pronouncements under generally accepted accounting principles and are expected to be incurred under a plan of restructuring to be announced within one year of the Effective Time and consists primarily of anticipated severance and related payments. The restructuring is expected to be completed within two years of the Effective Time and all cash payments made under the plan of restructuring will have been made within this two-year period.

       The pro forma adjustments to the Combined Condensed Balance Sheet assume that the Merger occurred on June 30, 1995. For purposes of these Pro Forma Combined Condensed Financial Statements, the fair value of Pulse's property, plant and equipment is assumed to approximate its current depreciated cost. The actual fair value will be determined by independent appraisers and may be more or less than the current depreciated costs. Subsequent to the Merger, Technitrol will apply the appraisal values and more fully evaluate the assets acquired and, as a result, the allocation of purchase price to property, plant and equipment may change.

       The following pro forma adjustments to the Combined Condensed Statements of Operations assume that the Merger occurred on January 1, 1994.

(2) Annual selling, general and administrative expenses are increased by $0.8 million to reflect the amortization of $12.6 million of goodwill and other intangibles over a 15-year life.

(3) Interest expense on the debt incurred and reduced interest income resulting from the use of cash that was previously on-hand and available for investment. The rate used to calculate the interest cost of additional borrowings is 6.75%. The rate of interest income on available cash is assumed to be 3.4%.

(4) Adjustment was made to the provision for income taxes, providing for all income taxes applicable to the pro forma adjustments at appropriate rates. Pro forma results for 1994 assume that the combined entity

                         NOTES TO UNAUDITED PRO FORMA
             COMBINED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

   would not have received any additional tax benefit from Pulse's loss for the year ended December 31, 1994 and as a result the pro forma effective tax rate for 1994 was substantially in excess of the pro forma tax rate in 1995. The Pulse tax loss for 1994 was generated in a number of foreign tax jurisdictions and could not have been applied to Technitrol earnings in the United States. In addition, Technitrol did not have operations in the foreign jurisdictions where losses were incurred by Pulse during 1994.

(5) The historical financial statements of Technitrol include research and development expenses classified as a component of cost of goods sold, while Pulse has classified such expenses as a component of selling, general and administrative expenses. This adjustment reclassifies the research and development expenses of Technitrol to selling, general and administrative expenses.

(6) Pro forma per share data is calculated using the pro forma net earnings divided by the pro forma primary shares outstanding (which equal fully diluted shares outstanding). The pro forma shares outstanding include 1,650,000 shares of Technitrol Common Stock issued to the stockholders of Pulse under the terms of the Merger (using the assumptions described in note (1) above). Common stock equivalents result from outstanding options to purchase Pulse Common Stock which will be assumed by Technitrol and converted to options to purchase Technitrol Common Stock. It is also assumed that the outstanding warrants to purchase Pulse Common Stock will be exercised and/or terminated prior to the Effective Time and they are therefore excluded from common stock equivalents.

(7) Common stock equivalents were not included in computing the 1994 loss per share since the effect would have been anti-dilutive.

                                 RISK FACTORS

  THE FOLLOWING ARE CERTAIN FACTORS WHICH SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE PROPOSALS TO BE VOTED ON AT THE TECHNITROL SPECIAL MEETING AND PULSE SPECIAL MEETING AND THE ACQUISITION OF THE SECURITIES OFFERED HEREBY. FOR PERIODS FOLLOWING THE MERGER, REFERENCE TO THE PRODUCTS, BUSINESS, FINANCIAL RESULTS OR FINANCIAL CONDITION OF TECHNITROL SHOULD BE CONSIDERED TO REFER TO TECHNITROL AND ITS SUBSIDIARIES, INCLUDING TECO SUB (WHICH SHALL BE THE SURVIVOR OF THE MERGER WITH PULSE), UNLESS THE CONTEXT OTHERWISE REQUIRES.

  Operations in Developing Countries. The majority of Pulse's manufacturing capacity is located in two proximately situated facilities in the People's Republic of China (the "PRC"). Pulse has manufactured products in the PRC for more than the last 10 years. Although the PRC is one of the world's fastest growing economies, its potential economic, political and labor developments (including potential political instability, possible nationalization policies, high inflation, currency fluctuation and uncertain legal system) provide a number of uncertainties and risks. While the PRC appears currently committed to an economic system which is based on semi-free enterprise, should the PRC government adopt economic, legal, or trading policies harmful to private industry in the future or should the PRC become a highly inflationary economy without offsetting devaluations, Technitrol's manufacturing capabilities for electronic components could be significantly disrupted and Technitrol's operations and financial position could be materially and adversely affected.

  Technitrol manufactures electronic components in, among other places, the Philippines and Taiwan. The current Philippine government has been quite receptive to foreign investment for manufacturing. There are no assurances that these receptive policies will continue and, if they do not continue, that they will not be replaced by economic, tax and/or labor policies which are less favorable to a foreign manufacturing presence than are the current policies. Any significant negative change in tax, economic or labor policies could have a material adverse effect on the operations and financial condition of Technitrol.

  Possible Difficulty in Integration of Certain Operations. Technitrol and Pulse have entered into the Merger Agreement with the expectation that the Merger will result in beneficial synergies for the combined companies. See "THE MERGER AND RELATED TRANSACTIONS." Achieving the anticipated benefits of the Merger will depend in part upon whether the integration of the businesses of Pulse and Technitrol's Electronic Products Segment can be accomplished in an efficient and effective manner. There can be no assurance that this will occur or that significant cost savings in operations will be achieved. The successful combination of the two businesses will require, among other things, integration of their respective product offerings and coordination of their sales and marketing, research and development and manufacturing efforts. The difficulties of such integration will be increased by the necessity of coordinating geographically separated organizations each of which is worldwide in scope. The integration of certain operations following the Merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined companies. There can be no assurance that integration will be accomplished smoothly or successfully. Failure to accomplish effectively the integration of the operations of the two businesses could have an adverse effect on Technitrol's results of operations, at least in the short term.

  Possible Foreign Currency Losses. Both Pulse and Technitrol conduct significant off shore manufacturing operations which engage in selling activities. The currency in which these foreign subsidiaries conduct sales is primarily the United States dollar. The use of the United States dollar as the currency for sales made by these foreign subsidiaries gives rise to the risk of transactional gains or losses as a result of exchange rate fluctuations between the United States dollar and the local currency of the host country in which the foreign subsidiary engage in manufacturing activities. Examples of foreign subsidiaries using the United States dollar as a functional currency are, in the case of Pulse, the PRC and, in the case of Technitrol, Taiwan and the Philippines. In order to reduce Technitrol's exposure to transactional gains or losses resulting from currency fluctuations, Technitrol may, though to date it has not, purchase currency exchange forward contracts. These contracts guarantee a predetermined currency exchange rate at the time the contract is purchased. This will allow Technitrol to shift the risk or benefit of currency fluctuations from the date of the contract to a third party.

Technitrol may also consider the use of currency options to reduce the impact that exchange rate fluctuations could have on gross margin for sales made in United States dollars but where the products sold are manufactured with labor and materials paid for in local currencies.

  Volatility of Stock Price. The market price of Technitrol Common Stock has ranged from a high of $16.325 to a low of $13.500 in 1995. The future market price of Technitrol Common Stock could be subject to wide fluctuations in response to such factors as substantial variations in quarterly financial results, announcements of technological innovations or new products by Technitrol or its competitors, changes in prices of Technitrol's or its competitors' products and services, changes in product mix, changes in Technitrol's revenue and revenue growth rates for Technitrol as a whole or for individual geographic areas, business units, products or product categories, as well as other events or factors. Statements or changes in opinions, ratings, revenue or earnings estimates made by brokerage firms or industry analysts relating to the markets in which Technitrol does business or relating to Technitrol specifically have resulted, and could in the future result, in an immediate and adverse effect on the market price of Technitrol Common Stock. Also, failure to achieve revenue, earnings and other operating and financial results as anticipated could result in an immediate and adverse effect on the market price of Technitrol Common Stock. In addition, the stock market has from time to time experienced price and volume fluctuations which have particularly affected the market price for the securities of many cyclical product companies and which often have been unrelated to the operating performance of these companies. These market fluctuations may adversely affect the market price of Technitrol Common Stock. In addition, should the market price of Technitrol Common Stock fall below $13.75 per share then Technitrol will be required to issue more shares as consideration for the shares of Pulse Common Stock than has been assumed for purposes of the Unaudited Pro Forma Combined Condensed Financial Statements and the number of such additional shares of Technitrol Common Stock issued may result in significant additional dilution to existing Technitrol shareholders.

  Effect of Antitakeover Provisions of Pennsylvania Law and Technitrol's Charter Documents. Upon consummation of the Merger, certain stockholders of Pulse will become shareholders of Technitrol, a corporation governed by the laws of Pennsylvania. Technitrol is subject to the provisions of Chapter 25, subchapter F of the Pennsylvania Business Corporation Law, which has the effect of restricting changes in control of a company. Moreover, the following provisions of Technitrol's Articles of Incorporation and Bylaws could, in some circumstances, impede a change of control of Technitrol: (i) the classification of the Technitrol Board into three groups serving staggered three year terms, so that a majority of the directors is not elected at any annual meeting; (ii) the limitation on the number of Directors serving on the Technitrol Board to nine, with no more than three per class; (iii) a provision that twenty percent of the shareholders are required to call a special meeting of the shareholders and notice of purpose must be delivered; (iv) a requirement that shareholder action to amend the bylaws concerning the number, terms and removal of Directors must be approved by seventy-five percent of voting shareholders; (v) a requirement that seventy-five percent of voting shareholders approve a merger, a sale of all or substantially all of Technitrol's assets, or an issuance or delivery of securities in exchange for assets of another corporation under certain circumstances; and (vi) the Charter Amendment, which if adopted, would enable the Technitrol Board to issue stock potentially to delay, deter or prevent changes in control or management of Technitrol. These and other provisions of Pennsylvania law applicable to Technitrol and Technitrol's charter documents may have the effect of delaying, deterring, or preventing changes in control or management of Technitrol. See "DESCRIPTION OF TECHNITROL CAPITAL STOCK," "COMPARISON OF RIGHTS OF HOLDERS OF TECHNITROL COMMON STOCK AND HOLDERS OF PULSE COMMON STOCK," and "PROPOSAL TO INCREASE AUTHORIZED SHARES OF TECHNITROL COMMON STOCK."

                               TECHNITROL, INC.

  Technitrol manufactures electrical contacts and assemblies, thermostatic and clad-metal products, mechanical scales and force measurement products, material testing systems, cash counters and dispensers, and electronic components.

  Technitrol's products are sold primarily to a wide range of industrial customers in the following industry segments: (i) Electronic Products Segment (composed of Technitrol's electronic components business), (ii) Metallurgical Products Segment (composed of electrical contacts and assemblies and thermostatic and clad metal products), and (iii) End User/Finished Products Segment (composed of document counters and dispensers, mechanical force and electronic measurement products and mechanical and electronic scales; and materials testing systems). For further information concerning Technitrol industry segments and foreign and domestic operations and export sales, see "Note 13 to Technitrol Consolidated Financial Statements."

  Technitrol was incorporated in Pennsylvania in 1947.

  Technitrol's principal executive offices are located at 1210 Northbrook Drive, Suite 385, Trevose, Pennsylvania 19053 (telephone (215) 355-2900).

                            PULSE ENGINEERING, INC.

  Pulse designs, manufactures and markets electronic components and modules primarily for original equipment manufacturers of local area networks, digital telecommunications equipment and data processing equipment. Pulse uses its expertise in magnetics design, circuit layout, packaging, proprietary thickfilm technology and coilwinding equipment to produce components and modules that often provide improved performance, increased reliability and reduced size.

  Pulse produces wire-wound magnetic components for the management, protection, conversion and conditioning of signal and power in electronic equipment. Magnetic components are a basic element in electronic circuits. These devices have the capability to provide isolation and, therefore, protection for sensitive electronic equipment. Their capacity for energy storage often helps to remove unwanted electrical energy from circuits. Magnetic devices are used in a wide range of applications, including high frequency power conversion and signal line filtering.

  Pulse currently has three product groupings: pulse transformers, network modules and power products. New products have been introduced in each of these product groupings within the last eighteen months, and Pulse is continuing efforts to develop new products for the advanced communications market. For information concerning Pulse foreign and domestic operations and export sales, see "Note 8 to Pulse Consolidated Financial Statements." For information concerning sales of Pulse products, see "PULSE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

  Pulse was originally incorporated in California in 1957 and was reincorporated in Delaware in August 1987.

  Pulse's principal executive offices are located at 12220 World Trade Drive, San Diego, California 92128 (telephone (619) 674-8100).

                          TECHNITROL SPECIAL MEETING

DATE, TIME, PLACE AND PURPOSE OF TECHNITROL SPECIAL MEETING

  The Technitrol Special Meeting will be held at the Bucks County Holiday Inn, 4700 Street Road, Trevose, Pennsylvania 19053 on September 27, 1995 at 11:00 a.m., local time, for the following purposes: (i) to consider and vote upon a proposal to approve and adopt the Merger Agreement; and (ii) to consider and vote upon a proposal to approve and adopt the Charter Amendment.

RECORD DATE AND OUTSTANDING SHARES

  Shareholders of record of Technitrol Common Stock at the close of business on the Technitrol Record Date (August 11, 1995) are entitled to notice of and to vote at the Technitrol Special Meeting (and any adjournments or postponements thereof). As of the close of business on the Technitrol Record Date, there were 6,047,742 shares of Technitrol Common Stock outstanding, held by approximately 704 holders of record.

VOTE REQUIRED

  Approval of the Merger Agreement by Technitrol's shareholders is not required under Pennsylvania law, but is required by the terms of Technitrol's Listing Agreement with the ASE (the "ASE Listing Agreement"). The ASE Listing Agreement requires that the transaction be approved by a majority of the total votes cast on the proposal at the Technitrol Special Meeting (assuming the presence of a quorum). Pennsylvania law requires that the Charter Amendment be approved by a majority of the total votes cast on the proposal at the Technitrol Special Meeting (assuming the presence of a quorum). Each holder of Technitrol Common Stock on the Technitrol Record Date is entitled to cast one vote per share, exercisable in person or by properly executed proxy. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Technitrol Common Stock entitled to vote at the Technitrol Special Meeting is necessary to constitute a quorum at the Technitrol Special Meeting.

  See "BENEFICIAL OWNERSHIP OF TECHNITROL COMMON STOCK" for information concerning the beneficial ownership of Technitrol Common Stock by the management of Technitrol and by persons owning more than 5% of outstanding Technitrol Common Stock.

PROXIES

  This Proxy Statement is being furnished to holders of Technitrol Common Stock in connection with solicitation of proxies by and on behalf of the Technitrol Board for use at the Technitrol Special Meeting.

  All shares of Technitrol Common Stock that are entitled to vote and are represented at the Technitrol Special Meeting by properly executed proxies received prior to or at the Technitrol Special Meeting (and not duly revoked) will be voted at the Technitrol Special Meeting (or any adjournments or postponements thereof) in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted FOR the approval and adoption of both the Merger Agreement and the Charter Amendment.

  If any other matters are properly presented for consideration at the Technitrol Special Meeting (or any adjournments or postponements thereof) including, among other things, consideration of a motion to adjourn or postpone the Technitrol Special Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed forms of proxy and voting thereunder will have the discretion to vote on such matters in accordance with their best judgment.

  Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Technitrol at or before the taking of the vote at the Technitrol Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Technitrol before the taking of the vote at the Technitrol Special Meeting or (iii) attending the Technitrol Special Meeting and voting in person (although attendance at the Technitrol Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or a subsequent proxy should be sent so as to be delivered to Technitrol at 1210 Northbrook Drive, Suite 385, Trevose, Pennsylvania 19053-8406, Attention: Corporate Secretary, or hand delivered to the Corporate Secretary of Technitrol, in each case before the taking of the vote at the Technitrol Special Meeting.

  Shares represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee which are represented at the Technitrol Special Meeting but with respect to which such broker or nominee is not empowered to vote) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum; however, abstentions or broker non-votes as to approval and adoption of the Merger Agreement and the Charter Amendment will have the same effect as votes against such proposals. Although abstentions as to any other proposal which comes before the Technitrol Special Meeting (and any adjournments or postponements thereof) also will have the effect of votes against the proposal, broker non-votes will be treated as unvoted for purposes of determining approval of such proposal and will not be counted as votes for or against such proposal.

  The cost of the solicitation of Technitrol shareholders will be borne by Technitrol. Technitrol may retain the services of a proxy solicitation firm to assist in the solicitation of proxies for a fee not to exceed $5,000.00, plus reimbursement of reasonable expenses. In addition, Technitrol has agreed to reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies also may be solicited by certain Technitrol directors, officers and employees personally or by telephone, telegram or other means of communication. Such persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation.

RECOMMENDATION OF TECHNITROL BOARD

  THE TECHNITROL BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND BELIEVES THAT THE MERGER IS FAIR AND IN THE BEST INTERESTS OF TECHNITROL AND ITS SHAREHOLDERS. THE TECHNITROL BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  THE TECHNITROL BOARD HAS UNANIMOUSLY APPROVED THE CHARTER AMENDMENT. THE TECHNITROL BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE AMENDMENT TO THE ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF TECHNITROL COMMON STOCK FROM 10 MILLION TO 30 MILLION.

                             PULSE SPECIAL MEETING

DATE, TIME, PLACE AND PURPOSE OF PULSE SPECIAL MEETING

  The Pulse Special Meeting will be held at Pulse's headquarters, 12220 World Trade Drive, San Diego, California 92128 on September 27, 1995 at 8:00 a.m., Pacific Daylight Time, for the purpose of voting upon a proposal to approve and adopt the Merger Agreement.

RECORD DATE AND OUTSTANDING SHARES

  Stockholders of record of Pulse Stock at the close of business on the Pulse Record Date (August 11, 1995) are entitled to notice of, and to vote at, the Pulse Special Meeting and any adjournments or postponements thereof. At the close of business on the Pulse Record Date, Pulse had outstanding 5,615,243 shares of Pulse Common Stock, excluding 380,894 shares held in Pulse's treasury, and no shares of Pulse Class B Stock.

VOTE REQUIRED

  Pulse's Second Restated and Amended Certificate of Incorporation (the "Pulse Certificate of Incorporation") provides that each issued and outstanding share of Pulse Stock is entitled to one vote on matters such as approval and adoption of the Merger Agreement; however, the 380,894 shares of Pulse Common Stock held in Pulse's treasury will not be voted. Under Delaware law, approval and adoption of the Merger Agreement requires the approval of a majority of the issued and outstanding shares of Pulse Stock (exclusive of shares held in Pulse's treasury). Under Pulse's Bylaws and Delaware law, all other proposals which may come before the Pulse Special Meeting require the approval of a majority of the shares of Pulse Common Stock having voting power and present or represented at the Pulse Special Meeting; however, the presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Pulse Stock entitled to vote at the Pulse Special Meeting is necessary to constitute a quorum at the Pulse Special Meeting.

  See "BENEFICIAL OWNERSHIP OF PULSE COMMON STOCK" below for information concerning the beneficial ownership of Pulse Common Stock by the management of Pulse and by persons owning more than five percent (5%) of Pulse Common Stock.

PROXIES

  This Proxy Statement is being furnished to holders of Pulse Stock in connection with the solicitation of proxies by and on behalf of the Pulse Board for use at the Pulse Special Meeting and any adjournments or postponements thereof.

  All valid proxies received in response to this solicitation will be voted in accordance with the instructions indicated thereon by the stockholders giving such proxies. If no instructions are given, such proxies will be voted FOR approval and adoption of the Merger Agreement.

  If any other matters are properly presented for consideration at the Pulse Special Meeting, or any adjournments or postponements thereof, including, among other things, consideration of a motion to adjourn or postpone the Pulse Special Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy provided by the Pulse Board and voting thereunder will have the discretion to vote on such matters in accordance with their best judgment.

  Any Pulse stockholder has the power to revoke his or her proxy at any time before it is voted by filing with the Secretary of Pulse either a written notice of revocation or a duly executed proxy bearing a later date. Proxies may also be revoked upon request by any stockholder present at the Pulse Special Meeting who elects to vote his or her shares in person (although attendance at the Pulse Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or a subsequent proxy should be sent so as to be delivered to Pulse at 12220 World Trade Drive, San Diego, California 92128, Attention: Acting Corporate Secretary, or hand delivered to the Corporate Secretary of Pulse, in each case before the taking of the vote at the Pulse Special Meeting.

  Shares represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee which are represented at the Pulse Special Meeting but with respect to which such broker or nominee is not empowered to vote) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum; however, abstentions or broker non-votes as to approval and adoption of the Merger Agreement will have the same effect as votes against such proposal. Although abstentions as to any other proposal which may come before the Pulse Special Meeting (and any adjournments or postponements thereof) also will have the effect of votes against the proposal, broker non-votes will be treated as unvoted for purposes of determining approval of such proposal and will not be counted as votes for or against such proposal.

  The cost of the solicitation of Pulse stockholders will be borne by Pulse. Pulse has retained the services of a proxy solicitation firm to assist in the solicitation of proxies for a fee not to exceed $5,000.00, plus reimbursement of reasonable expenses. In addition, Pulse has agreed to reimburse brokerage firms and other persons representing beneficial owners of shares of Pulse Common Stock for their expenses in forwarding solicitation material to such beneficial owners. Proxies also may be solicited by certain Pulse directors, officers and employees personally or by telephone, telegram or other means of communication. Such persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation.

RECOMMENDATION OF PULSE BOARD

  THE PULSE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF PULSE AND ITS STOCKHOLDERS. THE PULSE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

DISSENTERS' APPRAISAL RIGHTS

  Holders of record of shares of Pulse Common Stock are entitled to certain appraisal rights under Section 262 ("Section 262") of the DGCL in connection with the Merger, provided that they comply with the conditions established by
Section 262. Section 262 is reprinted in its entirety as Annex D to this Proxy Statement. Holders of Technitrol Common Stock are not entitled to appraisal rights in connection with the Merger. The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Annex D. This discussion and Annex D should be reviewed carefully by any holder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so, as failure to comply with the procedures set forth herein or therein will result in the loss of appraisal rights.

  Pulse stockholders of record who desire to exercise their appraisal rights must:

  . hold shares of Pulse Common Stock on the date of making a demand for appraisal;

  . continuously hold such shares through the Effective Time;

  . deliver a properly executed written demand for appraisal to Pulse prior to the vote by the stockholders of Pulse on the Merger;

  . not vote in favor of the Merger nor consent thereto in writing;

  . file any necessary petition in the Delaware Court of Chancery (the
    "Delaware Court"), as more fully described below, within 120 days after the Effective Time; and

  . otherwise satisfy all of the conditions described more fully below.

  A record holder of shares of Pulse Common Stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the Effective Time, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the Merger nor consents thereto in writing will be entitled to an appraisal by the Delaware Court of the "fair value" of his or her shares of Pulse Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by the Delaware Court. All references in Section 262 and in this summary of appraisal rights to a "stockholder" or "holders of shares of Pulse Common Stock" are to the record holder or holders of shares of Pulse Common Stock.

  Under Section 262, where appraisal rights are available to the stockholders of a corporation and a merger is to be submitted for approval at a meeting of such stockholders, as in the case of the Pulse Special Meeting, not less than 20 days prior to the meeting the corporation must notify each of the record holders of its stock at the close of business on the record date for the meeting that such appraisal rights are available and include in each such notice a copy of Section 262. THIS PROXY STATEMENT CONSTITUTES SUCH NOTICE TO THE HOLDERS OF PULSE COMMON STOCK.

  Stockholders who desire to exercise their appraisal rights must not vote in favor of the Merger and must deliver a separate written demand for appraisal to Pulse prior to the vote by the stockholders of Pulse on the Merger. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder's name appears on the certificate or certificates representing the shares of Pulse Common Stock. Although a failure to vote against the Merger will not result in a waiver of appraisal rights, merely voting or delivering a proxy directing a vote against approval of the Merger will not constitute a demand for appraisal. Pulse stockholders wishing to exercise appraisal rights should not deliver unmarked proxies (i.e. proxies without instructions) to Pulse inasmuch as such proxies will be voted FOR approval of the Merger. See "PULSE SPECIAL MEETING-- Proxies."

  A person having a beneficial interest in shares of Pulse Common Stock that are held of record in the name of another person, such as a broker, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect whatever appraisal rights are available. If the shares of Pulse Common Stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, such demand must be executed by or for the record owner. If the shares of Pulse Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner.

  A record owner, such as a broker, fiduciary or other nominee, who holds shares of Pulse Common Stock as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Pulse Common Stock outstanding in the name of such record owner.

  A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to Pulse Engineering, Inc., 12220 World Trade Drive, San Diego, California 92128, Attention: Acting Corporate Secretary. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Pulse Common Stock owned, and that the stockholder is thereby demanding appraisal of his or her shares. A proxy or vote against the Merger will not constitute such a demand.

  Within ten (10) days after the Effective Time, the Surviving Corporation must provide notice of the effectiveness of the Merger to all stockholders who have complied with Section 262 and who are entitled to appraisal rights thereunder. Within 120 days after the Effective Time, but not thereafter, either the Surviving Corporation or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the "fair value" of the shares of all dissenting stockholders. The Surviving Corporation does not presently intend to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the Surviving Corporation will file such a petition or that the Surviving Corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, Pulse stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Pulse Common Stock with respect to which demands for appraisal were received by Pulse and the number of holders of such shares. Such statement must be mailed within ten (10) days after the written request therefor has been received by the Surviving Corporation or within ten
(10) days after expiration of the time for delivery of demands for appraisal under Section 262, whichever is later.

  If a petition for an appraisal is timely filed, at the hearing on such petition the Delaware Court will determine which stockholders are entitled to appraisal rights and will thereafter appraise the shares of Pulse Common Stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in" court should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262, however, provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

  Stockholders considering seeking appraisal should recognize that the "fair value" of their shares determined under Section 262 could be more than, the same as or less then the consideration they would otherwise receive pursuant to the Merger Agreement if they do not seek appraisal of their shares. Pulse stockholders seeking appraisal rights generally will be responsible for filing an appraisal petition within the appropriate time and funding the expenses of such an appraisal proceeding. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder of Pulse, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorney's fees and the fees and expenses of experts) be charged pro rata against the value of all shares of stock entitled to appraisal in order to apportion the expenses of such proceeding over all shares reaping any potential benefit therefrom.

  Any holder of shares of Pulse Common Stock who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

  At any time within sixty (60) days after the Effective Time, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of shares of Pulse Common Stock will be entitled to receive the consideration offered pursuant to the Merger Agreement. Inasmuch as the Surviving Corporation has no obligation to file such a petition and has no present intention to do so, any holder of shares of Pulse Common Stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder who withdraws such stockholder's demand for appraisal or who fails to perfect such demand will be treated as having made a Non-Election with respect to such stockholder's shares of Pulse Common Stock. See "TERMS OF THE MERGER--Description of Election Procedures for Exchange of Certificates."

                      THE MERGER AND RELATED TRANSACTIONS

  The following is a summary of the material terms of the Merger Agreement. For additional information, reference is made to the Merger Agreement which is attached to this Proxy Statement as Annex A.

BACKGROUND--MATERIAL CONTACTS AND BOARD DELIBERATIONS

  Consistent with its ongoing analysis of various business options and the creation of stockholder value, the Pulse Board and Pulse's management have for some time considered various alternative business strategies, including business combination opportunities. As part of that process, in September 1993 Pulse representatives first had contact with representatives of Bel Fuse, Inc. ("Bel Fuse") regarding the possibility of a transaction between the two companies. During the period of October 1993 through February 1994, representatives of Pulse and Bel Fuse held discussions regarding a potential business combination transaction, including meetings of the parties in San Diego and on the East Coast. These discussions were terminated in February 1994 with no agreement having been reached.

  In January 1994, Technitrol completed the acquisition of the Fil-Mag Group, thus giving Technitrol a significant presence in the electronic components business for certain applications. The businesses of the Fil-Mag Group (which became a part of Technitrol's Electronic Products Segment) and Pulse are in certain respects complementary.

  In May 1994, representatives of Pulse and Technitrol first informally discussed the possibility of mutual interest in a business combination transaction between Pulse and Technitrol. Technitrol initiated this contact. Pulse officials met with Technitrol representatives in June 1994 in Philadelphia and again in July 1994 in San Diego, at which point a confidentiality agreement was signed between the parties and a very limited amount of confidential information regarding the two companies was exchanged. A general discussion of possible transactions between the companies ensued at the meeting in San Diego, although no offers were made. In July 1994, Pulse management advised Technitrol that it intended to concentrate on certain operating issues that had arisen within the Pulse organization and that Pulse did not wish to pursue further discussions of a business combination transaction with Technitrol. Pulse indicated to Technitrol that, if Pulse once again considered such a possible transaction, it would contact Technitrol to determine if Technitrol would be interested in recommencing discussions at such point.

  In August 1994, a Pulse Director received a call from a Bel Fuse advisor inquiring whether Pulse had an interest in further discussions regarding a transaction with Bel Fuse. The Pulse Director responded that Pulse continued to face difficult operating issues, that the Pulse Board believed that Pulse's stock price had been depressed as a result of recent operating losses, and that it was not, in the Director's judgment, an appropriate time for Pulse to consider such a transaction. The Pulse Director said he would be willing to meet with a representative of Bel Fuse if Bel Fuse requested such a meeting.

  On October 4, 1994, 370,700 shares of Pulse Common Stock were traded in a transaction that Pulse subsequently learned involved a purchase by a Bel Fuse affiliate. On October 14, 1994, Bel Fuse proposed to the Pulse Board an acquisition of Pulse and publicly announced an offer (the "Bel Fuse Initial Offer") of $6.00 for each outstanding share of Pulse Common Stock, consisting of $3.00 in cash and $3.00 in Bel Fuse stock. In response to the Bel Fuse Initial Offer, Pulse advised Bel Fuse that it took the offer seriously, that the Pulse Board would evaluate the offer and would advise Bel Fuse further on the Pulse Board's position as it developed. The Pulse Board promptly discussed the possible engagement of a financial advisor to assist it in considering the Bel Fuse Initial Offer as well as other strategic alternatives. The Pulse Board subsequently constituted a special committee of Directors (comprising Directors Clarke H. Bailey, Ronald G. Peters and William R. Stensrud and herein referred to as the "Pulse Special Committee") to lead consideration of the Bel Fuse Initial Offer and other strategic alternatives available to Pulse.

  In order to assist in formulating an appropriate response to the Bel Fuse Initial Offer, the Special Committee and Oppenheimer, which had been retained as financial advisor, began to explore other potential business combination and/or strategic alternative transactions for Pulse. In early November 1994, a Bel Fuse advisor met with a Pulse Director and a representative of Oppenheimer at which time the Pulse representatives inquired about financing for the Bel Fuse Initial Offer. The Bel Fuse advisor responded that Bel Fuse was in discussions with several sources of financing. The Bel Fuse advisor suggested at this meeting that Bel Fuse was interested in proceeding toward a consensual transaction with Pulse, although Bel Fuse would not rule out taking a transaction directly to the Pulse stockholders.

  Following public announcement of the Bel Fuse Initial Offer, David R. Flowers, Chairman and Chief Executive Officer of Pulse, contacted a Technitrol advisor inquiring as to whether Technitrol might have an interest in reopening the discussions which were held during the prior summer. Shortly thereafter, Mr. Flowers had a conversation with Roy E. Hock, Chairman and Chief Executive Officer of Technitrol, during which Mr. Hock indicated that Technitrol might have an interest in renewing such discussions and that Mr. Hock would bring the matter to the attention of the Technitrol Board.

  Mr. Hock then convened an informal meeting of the Technitrol Board by telephone. Mr. Hock briefly described the business of Pulse, its "fit" with the Electronic Products Segment of Technitrol, the Bel Fuse Initial Offer and his conversations with Mr. Flowers. After some discussion, the Technitrol Board authorized Mr. Hock to retain Legg Mason and to proceed with his exchange with Mr. Flowers. Thereafter, representatives of Legg Mason and Oppenheimer had several telephone discussions following which Technitrol agreed to begin collecting due diligence information.

  On November 6, 1994, the Technitrol Board held a special meeting, attended by representatives of Legg Mason, at which Technitrol's management made a presentation with respect to the possible combination of Pulse and the Technitrol Electronic Products Segment. The business and prospects of the Technitrol Electronic Products Segment, both alone and combined with Pulse, were discussed at great length and in great detail. Management also summarized its preliminary due diligence findings and representatives of Legg Mason advised the Technitrol Board with respect to a possible transaction with Pulse. After ample discussion, the Technitrol Board authorized management to continue discussions with and, at its discretion, to make an offer for Pulse at approximately $6.00 per share (the same amount as the Bel Fuse Initial Offer), in stock, cash or a combination thereof, all subject to the completion of additional due diligence by management and final approval by the Technitrol Board. Mr. Hock thereafter reported the Technitrol Board's actions to Mr. Flowers, and it was determined that Technitrol would continue its due diligence efforts prior to making any offer to acquire Pulse.

  In mid-November, Bel Fuse and Technitrol each executed a confidentiality agreement with Pulse which provided for a 120-day standstill period during which neither entity would acquire additional shares of Pulse Common Stock, solicit proxies or otherwise take action with respect to Pulse without the consent of the Pulse Board. Promptly following execution of these confidentiality agreements, representatives of Bel Fuse and Technitrol conducted due diligence visits at Pulse's facilities in San Diego, Ireland and the PRC. During this same period, Pulse representatives conducted due diligence at Bel Fuse's facilities in Hong Kong, Macau and the PRC and at Technitrol's facilities in the Philippines and Taiwan. Technitrol also undertook substantial additional due diligence to clarify and expand upon its earlier findings.

  Over a three-month period following Pulse's receipt of the Bel Fuse Initial Offer, Oppenheimer contacted over 130 entities identified by Oppenheimer or Pulse's management as having a potential for interest in a strategic business combination transaction with Pulse. While meetings were held with a few entities, neither these meetings nor any of the solicitations of interest by Oppenheimer resulted in offers or other serious expressions of interest from any party (other than Bel Fuse and Technitrol).

  On January 25, 1995 the Technitrol Board met and received a report from Technitrol's management with respect to ongoing due diligence activities. The Technitrol Board authorized management to continue its due diligence efforts and discussions with Pulse.

  On March 9, 1995 representatives of Pulse (including Mr. Flowers) and Oppenheimer met in Philadelphia with Thomas J. Flakoll, President and Chief Operating Officer of Technitrol, and other representatives of Technitrol. At that meeting, Mr. Flowers provided additional confidential information with respect to Pulse's business and additional insights into Pulse's manufacturing strategies in the PRC and Ireland. Due diligence by Technitrol continued on a number of levels and fronts.

  Also in early March, 1995 representatives of Pulse and Oppenheimer met with representatives of Bel Fuse in New York and New Jersey. Bel Fuse had agreed to extend the period covered by its confidentiality agreement with Pulse for an additional 30 days.

  In mid-March, 1995 the Pulse Special Committee determined that Pulse should ask for best and final offers from each of Bel Fuse and Technitrol with respect to a business combination transaction after Pulse's release of financial results for Pulse's third fiscal quarter ending on April 2, 1995.

  On March 21, 1995 the Technitrol Board met at a regularly scheduled meeting at which Technitrol's management made another presentation with respect to Pulse and clarified additional due diligence items. After a full discussion, the Technitrol Board authorized Technitrol to make an offer to acquire Pulse for $6.25 per share of Pulse Common Stock, payable $3.125 in cash and $3.125 in Technitrol Common Stock subject to final approval by the Technitrol Board. On March 23, 1995, Technitrol conveyed this offer to Pulse and announced it publicly.

  On March 23, 1995, shortly after receipt of Technitrol's offer, the Pulse Board met at a regularly scheduled meeting at which it was determined that Pulse would not respond directly to Technitrol's offer. Rather, the Pulse

Board decided that, consistent with the mid-March determination of the Pulse Special Committee, Pulse would provide to each of Technitrol and Bel Fuse certain additional confidential financial and operating information and ask for best and final offers on or before the close of business on April 19, 1995 following the anticipated public announcement date of Pulse's third fiscal quarter results. Promptly following the Pulse Board meeting, this protocol was conveyed to each of Technitrol and Bel Fuse.

  On April 17, 1995, Pulse released its third fiscal quarter results of operations which indicated substantial improvements in operations from the prior two quarters and fiscal 1994. Also on April 17, 1995, the Technitrol Board convened a special meeting at which Technitrol's management made a presentation with respect to due diligence findings and the business and prospects, financial and otherwise, for Pulse alone, the Technitrol Electronic Products Segment alone, and the two entities combined. Representatives of Legg Mason attended and advised the Technitrol Board with respect to a possible transaction with Pulse. A higher value was supported by (i) Pulse's demonstrated improvements in financial performance and (ii) further clarification of due diligence matters. After a full and ample discussion, the Technitrol Board authorized management to make another offer to Pulse of up to $8.00 per share (assuming 50% to be paid in cash and 50% in Technitrol Common Stock), payable in a combination of cash and Technitrol stock.

  On April 19, 1995, Bel Fuse presented an offer valued at $6.75 per share of Pulse Common Stock, payable all in Bel Fuse stock, plus a contingent right intended to provide additional consideration to Pulse's stockholders if the value of the Bel Fuse stock received for each Pulse share was not equal to $8.00 at some point within three years following consummation of the proposed transaction. Further, Bel Fuse proposed that Pulse's stockholders would receive a 75% interest in the Pulse Spectrum (wireless communication) business through a spin-off transaction to be effected prior to an acquisition of Pulse by Bel Fuse.

  Also on April 19, 1995, Technitrol offered $7.50 per share for each outstanding share of Pulse Common Stock, payable to Pulse stockholders in cash or Technitrol Common Stock, depending upon their individual elections, but subject to an overall limitation that not more than 50% and 55% of the aggregate consideration payable would consist of cash and Technitrol Common Stock, respectively. At the request of Technitrol, Mr. Flakoll, together with Technitrol's legal counsel (who is also a member of the Technitrol Board) and a representative of Legg Mason, met in San Diego on April 19, 1995 with Mr. Flowers, a member of the Pulse Board, Pulse's inside legal counsel and a representative of Oppenheimer. The parties discussed Pulse and its business, markets, recent performance and prospects (both independently and together with the Technitrol Electronic Products Segment). The representatives of Technitrol returned to Philadelphia on April 20, 1995, although discussions with representatives of Pulse continued, by telephone, on April 20 and April
21. In the course of its discussions with Pulse, Technitrol increased its offer to $4.25 per share in cash and .2906 shares of Technitrol Common Stock for each share of Pulse Common Stock, with an election and allocation procedure such that a Pulse stockholder receiving half Technitrol stock and half cash for shares of Pulse Common Stock would receive, by virtue of a price protection provision, no less than $8.25 in consideration and no more than $9.01 per share of Pulse Common Stock. Mr. Hock then polled the Technitrol Board and received approval of this offer, subject to final Board approval of any definitive agreement.

  The Pulse Board met on Thursday, April 20, 1995, by telephone and, after discussion, authorized Pulse's management to negotiate the terms of a definitive agreement with Technitrol subject to clarification by Technitrol of a few terms of its offer. On Friday, April 21, 1995, the remaining terms of Technitrol's offer were clarified to the satisfaction of Pulse, and Pulse executed a letter agreeing, until May 29, 1995, not to initiate, solicit or encourage any inquiries, proposals or offers by any person, entity or group (except Technitrol) relating to any acquisition of Pulse or Pulse Common Stock (subject, however, to the ability of the Pulse Board to conduct those activities which it reasonably considered to be required in order to fulfill its fiduciary obligations to Pulse's stockholders).

  A public announcement of Pulse's acceptance of the Technitrol offer as a basis for negotiation of a definitive agreement was made prior to the opening of trading on Monday, April 24, 1995. Subsequent to that time, the parties conducted additional due diligence and negotiated the terms of the Merger Agreement and related matters.

  On May 22, 1995, the Pulse Board met in New York City. Pulse's management made a presentation to the Pulse Board with respect to the Merger Agreement. Representatives of Oppenheimer and Pulse's legal counsel also attended the meeting, and Oppenheimer delivered its fairness opinion (see "THE MERGER AND RELATED TRANSACTIONS--Opinions of Financial Advisors--Pulse's Financial Advisor"). After a full discussion, the Pulse Board, having reviewed a final draft of the Merger Agreement, authorized Pulse's management to execute the Merger Agreement and deliver it to Technitrol.

  On May 23, 1995, at a regularly scheduled meeting of the Technitrol Board, Technitrol's management made a presentation to the Technitrol Board with respect to the Merger Agreement. Representatives of Legg Mason and Technitrol's legal counsel also attended the meeting, and Legg Mason delivered its fairness opinion (see "THE MERGER AND RELATED TRANSACTIONS--Opinions of Financial Advisors--Technitrol's Financial Advisor"). After a full discussion, the Technitrol Board, having reviewed a final draft of the Merger Agreement, authorized Technitrol's management to execute the Merger Agreement and deliver it to Pulse. Immediately following the meeting, the Merger Agreement was mutually executed and delivered between Pulse and Technitrol and, following the close of trading on May 23, 1995, the parties issued a joint press release announcing the Merger Agreement.

TECHNITROL'S REASONS FOR THE MERGER

  At its meeting on May 23, 1995, the Technitrol Board determined that the Merger and the Merger Agreement are fair to, and in the best interests of, Technitrol, its employees, and its shareholders. In reaching this determination, the Technitrol Board consulted with the management of Technitrol, as well as its financial and legal advisors, and considered a number of factors, including the following:

  . The size and potential growth in the markets that are served by products manufactured by Pulse and the Electronic Products Segment of Technitrol;

  . The terms of the Merger Agreement and the other documents to be executed in connection with the Merger;

  . Review by the Technitrol Board, based in part on a presentation by Technitrol's management and legal counsel, regarding the due diligence review of Pulse, including (i) the business, operations, earnings, financial condition and management philosophy of Pulse on historical, prospective and pro forma bases; (ii) product quality, efficacy and compatibility, customer information, compatibility of corporate goals and objectives and the respective contributions which each of Pulse and Technitrol's Electronic Products Segment would bring to a combined entity; and (iii) the opportunities for limited cost savings and synergies, such as the ability to rationalize production facilities, consolidate purchasing, marketing and selling and pool resources to develop new products faster, that are expected to result from the Merger;

  . Technitrol's strong manufacturing capabilities and Pulse's strong engineering and product development capabilities;

  . The opportunity that the Merger provides to integrate the management teams of Pulse and Technitrol's Electronic Products Segment;

  . Pulse's significant manufacturing capabilities and sales organization in the Far East and Technitrol's manufacturing and sales organization in the same geographic area but different host countries; and

  . The ability of Pulse when combined with Technitrol's Electronic Products
    Segment, by virtue of their size and significant manufacturing capacity in the Far East, to compete more effectively and efficiently in the highly competitive, price and quality driven electronics component industry, particularly with respect to large international accounts.

  The Technitrol Board determined that the Merger would better serve Technitrol's basic business strategy for its Electronic Products Segment than growth through internal means. In particular, the Board considered that a much broader international presence would be created by the Merger in a fashion which could probably not be accomplished through any other means.

  Thus, the Technitrol Board concluded that the Merger would best advance Technitrol's strategic plan for its Electronic Products Segment because of the Technitrol Board's belief that the combination of Pulse and Technitrol's Electronic Products Segment, each with complementary businesses and business strategies, creates a business segment with greater size, flexibility, breadth of products, efficiencies, capital strength and profitability than either would possess on a stand-alone basis. Each possesses distinct but complementary business strengths which, the Technitrol Board believes, can be successfully blended.

  The Technitrol Board also considered carefully the opinion rendered by Legg Mason that the consideration to be paid in the Merger is fair from a financial point of view to the Technitrol shareholders. The analysis and procedures utilized in the Legg Mason opinion are described under "THE MERGER AND RELATED TRANSACTIONS--Opinions of Financial Advisors--Technitrol's Financial Advisor."

  The Technitrol Board did not assign any specific or relative weight to the foregoing factors in the course of its consideration.

PULSE'S REASONS FOR THE MERGER

  The Pulse Board, at its meeting on May 22, 1995, determined that the Merger and the Merger Agreement are fair to, and in the best interests of, Pulse and its stockholders. In making this determination, the Pulse Board consulted with Pulse's management as well as Pulse's financial and legal advisors, and considered a number of factors, including the following:

  . The respective businesses, assets, managements and prospects of Pulse and Technitrol;

  . The product compatibility, compatibility of corporate goals and objectives and the opportunities for cost savings and synergies resulting from consolidation of Pulse and Technitrol;

  . The results of investigations comparing certain financial and stock market information for Pulse and Technitrol with similar information for certain other similar companies which are publicly traded;

  . The conclusions drawn from a review of the financial terms of certain recent business combination transactions which were deemed comparable, in whole or in part, to the proposed merger;

  . Information regarding historical market prices and other information with respect to the Common Stock of each of Pulse and Technitrol;

  . The observations and conclusions about the prospects for a Pulse strategic business combination with a candidate other than Technitrol; and

  . The terms and conditions of the proposed Merger, including the tax-favored nature of the stock-for-stock component of the Merger
    Consideration and the flexibility afforded Pulse stockholders by the election feature of the Merger.

  The Pulse Board also considered carefully the opinion rendered by Oppenheimer that the consideration to be paid to Pulse's stockholders is fair from a financial point of view. The analysis and procedures utilized in the Oppenheimer opinion are described under "THE MERGER AND RELATED TRANSACTIONS-- Opinions of Financial Advisors--Pulse's Financial Advisor."

  The Pulse Board did not quantify or otherwise assign relative weights to the factors considered in its deliberations concerning the Merger.

OPINIONS OF FINANCIAL ADVISORS

  Technitrol's Financial Advisor. Legg Mason has delivered its written opinion dated May 23, 1995 (the "Legg Mason Opinion") to the Technitrol Board that, as of such date, the consideration to be paid in the Merger with Pulse is fair, from a financial point of view, to the holders of Technitrol Common Stock. A subsequent written opinion dated just prior to the date of this Proxy Statement was also delivered to the Technitrol Board, which opinion is substantially identical to the May 23, 1995 opinion. The full text of the Legg Mason Opinion, which sets forth the assumptions made, matters considered, and scope and limitations of the review undertaken and procedures followed by Legg Mason in rendering its opinion, is attached to this Proxy Statement as Annex B. Technitrol shareholders are urged to read the opinion carefully in its entirety. The Legg Mason Opinion to the Technitrol Board is directed only to the fairness of the consideration from a financial point of view to the holders of Technitrol Common Stock and does not constitute a recommendation to any Technitrol shareholder as to how such shareholder should vote at the Technitrol Special Meeting. No limitations were imposed by the Technitrol Board upon Legg Mason with respect to the investigation made or procedures followed in rendering its opinion.

  In arriving at its opinion, Legg Mason, among other things: (i) reviewed the Merger Agreement; (ii) reviewed certain publicly available audited and unaudited financial statements of Technitrol and Pulse and certain other publicly available information of Technitrol and Pulse; (iii) reviewed certain internal information, primarily financial in nature, concerning Technitrol and Pulse, prepared by their respective managements; (iv) discussed the past and current operations and the financial conditions and prospects of Technitrol with senior management of Technitrol; (v) discussed past and current operations and the financial conditions and prospects of Pulse with senior management of Pulse; (vi) reviewed forecast financial statements of Technitrol furnished to Legg Mason by the senior management of Technitrol; (vii) reviewed forecast financial statements of Pulse furnished to Legg Mason by the senior management of Pulse; (viii) reviewed forecast financial statements of Pulse prepared and furnished to Legg Mason by the senior management of Technitrol;
(ix) held meetings and discussions with certain officers and employees of Technitrol and Pulse concerning the operations, financial condition and future prospects of the combined company; (x) reviewed recent stock market data relating to Technitrol and Pulse; (xi) reviewed certain publicly available financial and stock market data relating to selected public companies that Legg Mason considered relevant to its inquiry; (xii) analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Legg Mason considered relevant to its inquiry; (xiii) considered the pro forma financial effects of the Merger on Technitrol; and
(xiv) conducted such other financial studies, analyses and investigations and considered such other information as Legg Mason deemed necessary or appropriate.

  In connection with its review, Legg Mason assumed and relied upon the accuracy and completeness of all financial and other information supplied to it by Technitrol and Pulse, or publicly available, and did not independently verify such information. Legg Mason also relied upon the respective managements of Technitrol and Pulse as to the reasonableness and achievability of the financial projections (and the assumptions and bases therefor) provided to it, and assumed that such projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements as to the future operating performance of Technitrol and Pulse. Legg Mason was not requested to make, and did not make, an independent appraisal or evaluation of the assets, properties, facilities or liabilities of Technitrol or of Pulse and was not furnished with any such appraisal or evaluation. The Legg Mason Opinion is necessarily based on stock prices and economic and other conditions and circumstances as existed or in effect on, and the information made available to it as of, the date of its opinion. Legg Mason expressed no opinion as to what the value of Technitrol Common Stock actually will be when issued to Pulse stockholders pursuant to the Merger Agreement or as to the price or trading range at which shares of Technitrol Common Stock may trade following the Merger.

  In connection with rendering its opinion, Legg Mason performed a variety of financial analyses, certain of which are summarized below. Legg Mason believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In its analyses, Legg Mason made numerous assumptions about industry and general economic conditions and other matters, many of which are beyond the control of either Technitrol or Pulse and may not be indicative of future results or actual values, which may be significantly more or less favorable than the estimated values for Pulse derived from such analyses. Estimates of values of companies or assets do not purport to be appraisals or necessarily reflect the prices at which companies and assets may actually be sold. Because such estimates are inherently subject to uncertainty, Legg Mason assumes no responsibility for their accuracy. The summary set forth below does not purport to be a complete description of the analyses performed by Legg Mason in connection with its opinion.

  Analysis of Consideration to be Paid by Technitrol. At its meeting on May
  --------------------------------------------------
23, 1995, Legg Mason analyzed the value of the consideration to be paid by Technitrol pursuant to the Merger under the terms of the Merger Agreement. Based on the information, discussions, meetings, analyses and reviews outlined above; an assumed continuation of a Technitrol closing market price as existed on May 22, 1995 of $14.25; and an assumed 50% cash and 50% stock allocation, Legg Mason estimated that the per share purchase price for Pulse Common Stock to be paid by Technitrol in the Merger was $8.39. Including the payment of $4.8 million to acquire a warrant held by a third party to purchase 655,489 shares of Pulse Class B Stock, Legg Mason estimated the total consideration to be paid to acquire Pulse to be $52.6 million.

  Projections. In performing the analyses described below, Legg Mason utilized
  -----------
but did not independently verify Technitrol's and Pulse's historical financial statements and projections for both companies provided by the management of Technitrol.

  Analyses Relating to Pulse. Legg Mason employed three methodologies for
  --------------------------
purposes of determining a fair valuation range for Pulse. These analyses consisted of: (i) a discounted cash flow analysis; (ii) a comparison with certain comparable public companies; and (iii) a comparison of certain comparable acquisition transactions. Legg Mason also reviewed a leveraged buyout analysis. Legg Mason advised the Technitrol Board that it relied primarily on the discounted cash flow analysis because it reflected the expected future operating performance of Pulse and that the comparable public company analysis and comparable acquisition transaction analysis were of limited use because they rely primarily on multiples of the latest twelve months ("LTM") earnings, which had been negative for Pulse. However, Legg Mason did consider multiples of LTM revenue, book value and projected net income as means to confirm and support the discounted cash flow analysis. Legg Mason also advised the Technitrol Board that its leveraged buyout analysis of Pulse was utilized principally for analyzing a minimum value for Pulse and was not used to establish a valuation range.

  Discounted Cash Flow Analysis. Legg Mason performed a discounted cash flow
  -----------------------------
analysis of Pulse premised upon the assumptions summarized below. The discounted cash flow analysis was based upon the financial and operating information relating to the business, operations and prospects of Pulse supplied by both Pulse and Technitrol and covered the period from calendar year 1996 through the end of calendar year 2000.

  Using discount rates ranging from 10.0% to 16.0%, Legg Mason calculated the present value of the projected stream of Net Unlevered Cash Flow (as defined below) for calendar years 1996 through 2000 and the present value of the terminal value (the "Terminal Value") of Pulse at December 31, 2000. "Net Unlevered Cash Flow," as used in the analysis, is defined, for each period, as projected earnings before interest and taxes ("EBIT"), less taxes at an estimated rate of 25.0% (reflecting the impact of foreign source income), plus projected depreciation and amortization, less projected capital expenditures, plus or minus projected changes in non-cash working capital. The Terminal Value was computed by multiplying Pulse's projected EBIT by terminal multiples of 5.0x to 7.0x. Legg Mason adjusted the calculated present value of the Net Unlevered Cash Flow and Terminal Value by subtracting the debt on Pulse's balance sheet, subtracting the cost to Technitrol to acquire a warrant to purchase 655,489 shares of Pulse Class B Stock, adding cash expected to be received upon the exercise of other warrants and adding excess cash and cash equivalents (as calculated below) to calculate a range of equity values for Pulse. Legg Mason believed the ranges of discount rates and terminal multiples were appropriate in light of Pulse's current performance, projections and its weighted average cost of capital.

  Based on the range of discount rates and terminal multiples referred to above, Legg Mason calculated a range of equity values for Pulse of $39.1 million to $62.1 million, or $6.57 per share to $10.44 per share of Pulse stock.

  Comparable Public Company Analysis. Legg Mason compared the relevant
  ----------------------------------
historical and current projected financial and operating results of Pulse with the operating results of selected publicly traded manufacturers of electronic components for use in local area networks (the "LAN Technologies Comparable Companies") and a wider universe of general electronic components manufacturers (the "General Electronic Components Comparable Companies") that in Legg Mason's judgment were comparable to Pulse (collectively, the "Pulse Comparable Companies"). The Pulse Comparable Companies were chosen by Legg Mason based on general business, operating and financial characteristics representative of companies in the industry in which Pulse operates, although Legg Mason recognized that each of the Pulse Comparable Companies is distinguishable from Pulse in certain respects. The LAN Technologies Comparable Companies consisted of Bel Fuse, Inc.; GTI Corporation; and Technitrol, Inc. The General Electronic Components Comparable Companies consisted of Acme Electric Company; Corcom, Inc.; CTS Corporation; Data Switch Corporation; ELEXSYS International, Inc.; Golden Systems, Inc.; Kemet Corporation; Methode Electronics, Inc.; Spectrum Control, Inc.; and Zytec Corporation.

  In performing its analysis, Legg Mason examined both the aggregate market value of the outstanding common equity (the "Market Value") and the Market Value plus preferred equity (if any) at liquidation value, minority interests (if any) and total debt net of excess cash and cash equivalents (the "Market Capitalization") of the comparable companies. Excess cash and cash equivalents was calculated as a company's latest publicly reported cash and cash equivalents less 5% of its LTM revenue. Using each company's Market Capitalization, Legg Mason calculated multiples of, among other things, each company's LTM revenue (the "LTM Revenue Multiples"), LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") (the "LTM EBITDA Multiples") and LTM EBIT (the "LTM EBIT Multiples") (collectively, the "Market Capitalization Multiples").

  Using each company's Market Value and based on published security analyst estimates, Legg Mason also calculated multiples of, among other things, each company's LTM net income (the "LTM Net Income Multiples"), common stockholders' equity (the "Book Value Multiples") and projected 1996 net income (the "Projected 1996 Net Income Multiples") (collectively, the "Market Value Multiples").

  Legg Mason advised the Technitrol Board that the comparable public company analysis was of limited use in formulating its opinion because Pulse's LTM EBITDA, LTM EBIT and LTM net income margins were 1.4%, -2.5% and -2.1%, respectively, and consequently did not yield meaningful implied equity values for Pulse. These margins were low compared to Pulse's historical operating performance and the median margins of the Pulse Comparable Companies of 9.7%, 4.9% and 4.1% for LTM EBITDA, LTM EBIT and LTM net income, respectively. LTM EBITDA Multiples, LTM EBIT Multiples and LTM Net Income Multiples are typically most relevant for valuation purposes. Legg Mason did utilize LTM Revenue Multiples, Projected 1996 Net Income Multiples and Book Value Multiples for purposes of supporting and confirming the discounted cash flow analysis.

  Using the foregoing information, Legg Mason derived a range of implied enterprise values (a theoretical aggregate valuation of a corporate entity before adjustments for non-operating assets and liabilities) by applying the aforementioned mean and median Market Capitalization Multiples of the Pulse Comparable Companies to the appropriate financial statistics of Pulse. The range of implied enterprise values for Pulse was then adjusted for non-operating assets and liabilities, by subtracting all debt obligations, adding excess cash and cash equivalents and then dividing by the number of fully diluted Pulse shares outstanding (including the 655,489 shares represented by the warrants). These enterprise values yielded mean and median implied equity values for Pulse of $73.1 million and $81.6 million, respectively, or $11.24 per share and $12.56 per share, respectively, based on LTM Revenue Multiples for the LAN Technologies Comparable Companies. Similarly, the analysis yielded mean and median implied equity values for Pulse of $87.8 million and $65.7 million, respectively, or $13.50 per share and $10.10 per share, respectively, based on LTM Revenue Multiples for General Electronic Components Comparable Companies. As a result of Pulse's LTM EBITDA and EBIT margins, mean and median implied values based on LTM EBITDA Multiples and LTM EBIT Multiples were not meaningful. Legg Mason derived a range of implied equity values by applying the mean and median Market Value Multiples of Pulse Comparable Companies to the appropriate financial statistics of Pulse. The range of implied equity values was then divided by the number of fully diluted Pulse shares outstanding. Legg Mason calculated mean and median implied equity values for Pulse of $51.0 million and $51.0 million respectively, or $7.85 per share and $7.85 per share, respectively, using Projected 1996 Net Income Multiples and $75.5 million and $81.6 million, respectively, or $11.62 per share and $12.67 per share, respectively, using Book Value Multiples for the LAN Technologies Comparable Companies. Legg Mason also calculated mean and median implied equity values of $68.8 million and $60.3 million, respectively, or $10.58 per share and $9.28 per share, respectively, using Projected 1996 Net Income Multiples and $79.4 million and $58.3 million, respectively, or $12.22 per share and $8.97 per share, respectively, using Book Value Multiples for the General Electronic Components Comparable Companies. As a result of Pulse's LTM net income margin, mean and median implied values based on LTM Net Income Multiples were not meaningful. Legg Mason advised the Board that the comparable public company analysis derived a per share value for Pulse of $7.85 to $13.50, which supported the valuation range derived under the discounted cash flow analysis.

  Comparable Transaction Analysis. Legg Mason also performed an analysis of
  -------------------------------
comparable acquisition transactions in reaching its opinion. Legg Mason compared certain financial and operating statistics of Pulse with certain financial and operating statistics of selected electronic components manufacturers immediately prior to their being acquired (the "Acquired Companies"). Legg Mason reviewed 17 completed transactions. While Legg Mason believed that the Acquired Companies were comparable to Pulse, it recognized that each of the Acquired Companies is distinguishable from Pulse in certain respects and was not acquired in circumstances directly comparable to the Merger. The selected acquisition transactions occurred between 1992 and the present and include (acquiror/acquired company): Ducommun Inc./Dynatech Microwave Technology; Carlyle Group L.P./MagneTek Power Technology Systems (MagneTek, Inc.); Electronic Associates, Inc./Tanon Manufacturing, Inc.; Vishay Intertechnology, Inc./Vitramon, Inc. and Vitramon Ltd. (Thomas & Betts Corporation); Valley Forge Scientific Corporation/Diversified Electronics Corp.; Unitech plc/Intech/Advanced Analog (Intech L.P.); Read-Rite Corporation/Sunward Technologies, Inc.; Jaco Electronics, Inc./Nexus Custom Electronics, Inc.; Technitrol, Inc./Fil-Mag Group (FEE Technology S.A.); Palomar Medical Technologies, Inc./Dynaco Corporation and Dynaco West Corporation; Signal Technology Corporation/Microwave/Instruments Division (Systron Donner Corp. of THORN EMI plc); Signal Technology Corporation/Innowave, Inc.; Whittaker Corporation/Seaton-Wilson Division (BEI Electronics Inc.); Eldec Corporation/Ferranti Venus Inc. (Ferranti International Plc); Vishay Intertechnology, Inc./capacitor assets (North American Philips Corporation of Philips Electronics N.V.); AMP, Inc./Elf Atochem Sensors, Inc. (Elf Atochem North America, Inc. of Societe Nationale Elf Aquitaine); and MagneTek Inc./INET Division (Teledyne, Inc.).

  In performing its analysis, Legg Mason examined both the amount paid for each acquired business' common stockholders' equity (the "Purchase Price of Equity") and the Purchase Price of Equity plus the acquired business' total debt, preferred equity and minority interest (if any) less cash and cash equivalents (the "Transaction Value"). Using the Purchase Price of Equity of each acquired business, Legg Mason calculated multiples of the acquired business' LTM net income and common stockholders' equity (the "Purchase Price of Equity Multiples"). Using the Transaction Value of each comparable acquisition transaction, Legg Mason calculated multiples of, among other things, the acquired business' LTM revenues, LTM EBITDA and LTM EBIT (collectively, the "LTM Transaction Value Multiples").

  Applying the mean and median Purchase Price of Equity Multiples to Pulse's common stockholders' equity and dividing by Pulse's fully diluted shares outstanding, Legg Mason calculated imputed values for Pulse of $113.0 million and $62.6 million, respectively, or $17.39 per share and $9.63 per share, respectively. Legg Mason advised the Technitrol Board that it considered $17.39 per share to be outside a reasonable valuation range for Pulse. Legg Mason derived a range of implied enterprise values for Pulse by applying the aforementioned mean and median Transaction Value Multiples to the appropriate financial statistics of Pulse. The range of implied enterprise values for Pulse was then adjusted for non-operating assets and liabilities, by subtracting all debt obligations, adding excess cash and cash equivalents and then dividing by the number of fully diluted Pulse shares outstanding. Applying the mean and median Transaction Value Multiples to Pulse's LTM revenues, Legg Mason calculated imputed values for Pulse of $80.5 million and $51.9 million, respectively, or $12.39 per share and $7.99 per share, respectively. Legg Mason advised the Board that values derived by applying Purchase Price of Equity Multiples to LTM net income and by applying Transaction Value Multiples to LTM EBITDA and LTM EBIT were not meaningful because of Pulse's low LTM EBITDA margin and its negative LTM EBIT and LTM net income margins. Legg Mason advised the Board that the comparable acquisition transaction analysis derived a per share value for Pulse of $7.99 to $12.39 which supported the valuation range derived under the discounted cash flow analysis.

  No company utilized in the comparable acquisition transaction analysis was identical to Pulse. Legg Mason advised the Board that an analysis of the results of this comparison was not mathematical; rather, it involved complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the comparable acquired businesses and other factors that could affect the acquisition value of such businesses and Pulse.

  Leveraged Buyout Analysis. Legg Mason also performed a leveraged buyout
  -------------------------
analysis of Pulse as a means of establishing a floor value for Pulse and did not rely on it for purposes of establishing a full valuation range. A leveraged buyout ("LBO") involves the acquisition or recapitalization of a company financed primarily by incurring debt that is serviced by the post-LBO operating cash flow of the company. Legg Mason advised the Technitrol Board that an LBO value tends to be lower than the value derived by other valuation analyses because the debt servicing requirements of a leveraged company limits the price able to be paid by a financial buyer. Furthermore, Legg Mason noted that a financial buyer typically is unable to realize strategic or synergistic benefits from an acquisition.

  Analyses Relating to Technitrol--Pro Forma Merger Analysis. Legg Mason
  ----------------------------------------------------------
reviewed certain financial information for the pro forma combined entity resulting from the Merger based on the financial and operating information provided by management of Technitrol and not independently verified by Legg Mason relating to the business, operations and prospects for each of Pulse, Technitrol and the pro forma combined entity. Such analysis indicated that, based on the per share price of Technitrol Common Stock of $14.25 on May 22, 1995, the transaction would be accretive to Technitrol's earnings per share ("EPS") in calendar 1996, 1997 and 1998 with the accretion increasing over time for the period from 1996 to 1998. Additionally, the analysis indicated that, unless the price per share of Technitrol Common Stock used for calculating the exchange ratio under the terms of the Merger Agreement were to decrease significantly below its May 22, 1995 level, the transaction would not dilute Technitrol's EPS in 1996 and would remain accretive to Technitrol's EPS in 1997 and 1998 (with the transaction becoming more dilutive or less accretive to Technitrol's EPS the lower the per share price of Technitrol Common Stock). Legg Mason also reviewed the pro forma capital structure of the combined entity and the ownership interest in the combined entity Pulse stockholders would have assuming a $14.25 per share price of Technitrol Common Stock.

  Other Factors. In rendering its opinion, Legg Mason considered certain other
  -------------
factors, including a review of the businesses and operations of and the industries in which Pulse and Technitrol operate, a review of Pulse's and Technitrol's historical operating results and the financial and operating information with respect to the business, operations and prospects of Pulse, a review of the current and historical stock price performance of Pulse and Technitrol and other factors it deemed relevant.

  Legg Mason is an investment banking firm engaged, among other things, in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Legg Mason is a nationally recognized investment banking firm which has substantial experience in merger and acquisition transactions. In the ordinary course of its business, Legg Mason may actively trade in the securities of Pulse and Technitrol for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. A former employee of Legg Mason serves as a director of Technitrol.

  Pursuant to the terms of an engagement letter, Technitrol agreed to pay Legg Mason $300,000 for acting as financial advisor in connection with the Merger. Of this amount $100,000 was paid upon the engagement of Legg Mason and $200,000 is contingent upon the closing of the Merger. In addition, Technitrol paid Legg Mason a fee of $75,000 for rendering the opinion. Technitrol also has agreed to reimburse Legg Mason for its out-of-pocket expenses (including the reasonable fees and expenses of its legal counsel), and to indemnify Legg Mason and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of or in connection with the services rendered by Legg Mason under the engagement letter.

  Pulse's Financial Advisor. The Pulse Board retained Oppenheimer to act as its financial advisor and to render an opinion to the Pulse Board as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of Pulse in the Merger.

  On May 22, 1995, Oppenheimer delivered to the Pulse Board its opinion that, as of that date, the consideration to be paid in the Merger to Pulse stockholders is fair, from a financial point of view, to the stockholders of Pulse. A subsequent written opinion dated just prior to the date of this Proxy Statement was also delivered to the Pulse Board, which opinion is substantially identical to the May 22, 1995 opinion. Oppenheimer's opinion to the Pulse Board addresses only the fairness to Pulse and its stockholders from a financial point of view of the consideration to be received in connection with the Merger, and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Pulse Special Meeting.

  The full text of the written opinion of Oppenheimer dated the date of this Proxy Statement is attached hereto as Annex C. Stockholders of Pulse are urged to read such opinion carefully and in its entirety for a description of the procedures followed, the factors considered, the assumptions made and scope of the review undertaken by, as well as limitations on, Oppenheimer in rendering its opinion.

  In connection with the preparation of its opinion, Oppenheimer, among other things, (i) reviewed selected financial information relating to Pulse and Technitrol furnished to it by both companies, including certain internal financial analyses and forecasts prepared by Pulse's and Technitrol's managements; (ii) reviewed selected publicly available information; (iii) held discussions with the managements of Pulse and Technitrol concerning the businesses, past and current business operations, financial condition and future prospects of both companies, independently and combined, including certain information prepared by the managements of Pulse and Technitrol concerning potential cost savings and synergies that could result from the Merger; (iv) reviewed the Merger Agreement; (v) reviewed the stock price and trading histories of both companies; (vi) reviewed the valuations of selected publicly traded companies which it deemed comparable to Pulse and Technitrol;
(vii) compared the financial terms of the Merger with other transactions which it deemed relevant; (viii) visited certain facilities of both companies; (ix) interviewed selected customers and suppliers of both companies; (x) interviewed key lending sources of Technitrol to assess its ability to finance the transaction and meet future capital requirements; and (xi) made such other studies, analyses and inquiries and reviewed such other data as it deemed relevant.

  In arriving at its opinion, Oppenheimer did not independently verify the foregoing information and has relied on all such information being complete and accurate in all material respects. Furthermore, Oppenheimer did not obtain any independent appraisal of the properties or assets and liabilities of Pulse or Technitrol. Although Oppenheimer evaluated the financial terms of the Merger and participated in discussions concerning the consideration to be paid, Oppenheimer did not recommend to Pulse any specific consideration to be paid to Pulse stockholders in the Merger. No other limitations were imposed on Oppenheimer with respect to the investigations made or procedures followed by Oppenheimer.

  With respect to the financial and operating forecasts (and the assumptions and bases therefor) of Pulse and Technitrol which Oppenheimer reviewed, Oppenheimer assumed that such forecasts have been reasonably prepared and has relied upon estimates and judgments of Pulse and Technitrol managements as to the future financial performance of both companies, including the cost savings and synergies resulting from the Merger, and assumed that such forecasts reflect the best available estimates and judgments of such respective managements. Oppenheimer also assumed that, consistent with the views expressed by the managements of Pulse and Technitrol, the company to be formed from the combination of Technitrol and Pulse (the "Combined Companies") might gain several strategic advantages resulting in cost savings. Oppenheimer further relied upon the assurances of the managements of Pulse and Technitrol that they are unaware of any facts that would make the information provided to Oppenheimer incomplete or misleading.

  While Oppenheimer believes that its review, as described above, provides an adequate basis for its opinion, Oppenheimer's opinion is necessarily based upon market, economic, and other conditions that exist and can be evaluated as of the date of the opinion, and on information available to Oppenheimer as of such date. In addition, in arriving at its opinion, Oppenheimer did not consider the range of possible tax consequences facing individual Pulse stockholders, and the valuations per share derived by Oppenheimer are prior to any tax impact on individual Pulse stockholders. Finally, Oppenheimer assumed that the Merger would be accounted for under the purchase method of accounting.

  The following paragraphs summarize the most significant quantitative and qualitative analyses performed by Oppenheimer in arriving at its opinion and reviewed by the Pulse Board and does not purport to be a complete description of the analyses performed by Oppenheimer. The information presented below is based on the financial condition of Pulse and Technitrol as of a date or dates shortly before the Merger Agreement was executed on May 23, 1995 and stock price information through the close of the market on May 15, 1995.

  Comparable Companies Analysis. Oppenheimer compared certain financial data
  -----------------------------
and multiples of income statement parameters accorded to other publicly traded companies deemed by Oppenheimer to be comparable to Pulse and the Combined Companies ("Comparable Companies"). Financial data compared in the Comparable Companies analysis included market trading data, market valuation data, operating performance, growth rates, capitalization ratios, ratios of common stock share prices to historical trailing twelve month ("TTM") and 1995 and 1996 estimated earnings per share, ratios of market value ("Equity Value") to TTM and 1995 estimated pre-tax earnings, and ratios of market value as adjusted for debt and cash ("Aggregate Value" or "Total Deal Value") to 1995 and 1996 estimated earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") and estimated earnings before interest expense and income taxes ("EBIT" or "Operating Income"). For the purposes of this analysis, the Comparable Companies selected by Oppenheimer were Bel Fuse, Inc., GTI Corporation, and as to Pulse, Technitrol, Inc. (the "Primary Group"), and Burr-Brown Corporation, Computer Products, Inc., Level One Communications, Inc., MRV Communications, Inc., Vishay Intertechnology, Inc. and Zilog, Inc. (the "Secondary Group"). Oppenheimer relied upon the medians of the Primary Group for the valuation multiples for its Comparable Companies analysis. In cases where Oppenheimer's analysis indicated that a multiple for a particular company was not meaningful (e.g., because of a recent depressed level of earnings) Oppenheimer used the multiple of the other company or companies in the Primary Group.

  Pulse Engineering, Inc.--Stand-alone. In using the Comparable Companies
  ------------------------------------
analysis to value Pulse on a stand-alone basis, Oppenheimer analyzed financial information which included, among other things, (i) operating performance;
(ii) growth rates; (iii) capitalization ratios; (iv) ratios of common stock share prices to TTM and 1996 estimated earnings per share; (v) ratios of Equity Value to estimated TTM pre-tax earnings; and (vi) ratios of Aggregate Value to TTM and 1996 estimated EBITDA and EBIT. For Pulse, in lieu of meaningful actual TTM data, approximate TTM ("Adjusted TTM") results were estimated by annualizing the operating results for the six months ended April 2, 1995. Oppenheimer did not use, for the valuation of Pulse on a stand-alone basis, multiples of calendar 1995 estimated results because Pulse's likely stand-alone 1995 results appeared, in Oppenheimer's estimation, to be distorted by temporary factors including short-term under capacity in the electronic components industry and non-sustainable reductions in Pulse's marketing, research, development and administrative expenditures.

  Oppenheimer noted that the median multiple of share prices to TTM and calendar 1996 estimated earnings were 12.0x and 10.5x. Applying these median multiples to Pulse's Adjusted TTM results yielded implied values of Pulse Common Stock of $3.88 and $4.53 per share. Oppenheimer noted that the median multiple of Equity Value to TTM estimated pre-tax earnings was 7.3x producing an implied value of $3.42 per Pulse share. Oppenheimer noted that the median multiples of Aggregate Value to TTM and 1996 estimated EBITDA were 5.4x and 6.4x, representing Pulse per share values of $5.97 and $7.59, respectively, and that the median multiples of Aggregate Value to TTM and estimated 1996 EBIT were 7.6x and 8.2x, representing Pulse per share implied value of $4.63 and $5.15, respectively. The foregoing implied values per Pulse share were compared to the $8.43 per share value of the Merger consideration based upon Technitrol's May 15, 1995 trading price per common share.

  The Combined Companies. In using the Comparable Companies analysis to value
  ----------------------
the Combined Companies, Oppenheimer analyzed financial information which included, among other things, (i) operating performance; (ii) growth rates;
(iii) capitalization ratios; (iv) ratios of common stock share prices to 1995 and 1996 estimated earnings per share; (v) ratios of Equity Value to 1995 estimated pre-tax earnings; and (vi) ratios of Aggregate Value to 1995 and 1996 estimated EBITDA and estimated EBIT. In valuing the Combined Companies, Oppenheimer relied upon the average multiples for Bel Fuse, Inc. and GTI Corporation, the two Primary Group members other than Technitrol.

  Oppenheimer noted that the median multiples of share price to calendar 1995 and 1996 estimated earnings per share were 14.6x and 10.7x, respectively. These multiples, as applied to Oppenheimer's base forecast of the Combined Companies' results, yielded estimated equity values per Pulse share attributable to the Merger (including the cash component of the Merger consideration) of $11.91 and $11.67 per share, respectively. Oppenheimer noted that the median multiple of Equity Value to 1995 estimated pre-tax earnings was 12.2x, yielding an estimated equity value per share of Pulse Common Stock attributable to the Merger of $13.23 per share. Oppenheimer noted that the median multiples of Aggregate Value to 1995 and 1996 estimated EBITDA were 9.2x and 7.7x, respectively, yielding estimated equity values per Pulse share attributable to the Merger of $13.72 and $14.77 per share, respectively. Oppenheimer noted that the median multiples of Aggregate Value to estimated 1995 and 1996 EBIT were 13.6x and 11.9x, respectively, yielding estimated equity values per Pulse share attributable to the Merger of $14.12 and $16.81 per share, respectively. The foregoing implied values per Pulse share attributable to the Merger were compared to the Pulse per share values, ranging from $3.42 per share to $7.59 per share, calculated above for Pulse on a stand-alone basis.

  Oppenheimer noted that, without taking into account any cost savings, the Merger was projected to be accretive on an earnings per share ("EPS") basis to Technitrol in each of the next five years.

  Oppenheimer did not use, for the valuation of the Combined Companies, multiples on a TTM basis since the inclusion of Pulse's results in the combined historical pro forma financials created distorted results due to Pulse's depressed results on a TTM basis, and because a sufficient number of other, more meaningful, multiples were available.

  Oppenheimer noted that the resulting multiples relied upon for this analysis are based on statistical analyses and, therefore, are subject to interpretation.

  No company or business used in the Comparable Companies analyses as a comparison is identical to Pulse or Technitrol. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading value of the comparable companies or the business segment or company to which they are being compared.

  Analysis of Selected Comparable Merger and Acquisition Transactions.
  -------------------------------------------------------------------
Oppenheimer reviewed the financial terms, to the extent publicly available, of twenty-three recent mergers and acquisitions in the electronic components industry. The twenty-three transactions reviewed, listed by acquiree and acquiror in reverse chronological order of effective date, were the following:
Unisys Corp.-Defense Electronics Business by Loral Corp.; GC Thorsen by Katy Industries, Inc.; Morgaux, Inc. by Dover Diversified, Inc.; AT&T Global Information-NCR Microelectric by Hyundai Electronics America, Inc.; nChip, Inc. by Flextronics International; ElectroCom Automation, Inc. by AEG AG; Sunward Technologies, Inc. by Read-Rite Corp.; PicoPower Technology, Inc. by Cirrus Logic, Inc.; Vitramon Ltd. by Vishay Intertechnology, Inc.; Texas Timberjack, Inc. by Polyphase Corp.; Intech L.P.-Intech/Advanced by Unitech PLC; Brixton Systems, Inc. by Computer Networking Technology; Prometrix Corp. by Tencor Instruments, Inc; Advanced Digital Information by Interpoint Corp.; Nasco, Inc. by Unidare PLC; Sundstrand Data Control by AlliedSignal, Inc.; Resistance

Technology, Inc. by Selas Corp. of America; SubMicron Systems, Inc. by Trinity Capital Enterprise; North American Philips-Tantal by Vishay Intertechnology, Inc.; Hall-Mark Electronics Corp. by Avnet, Inc.; Electroglas, Inc. by an Investor Group; Base2 Systems, Inc. by Brooktree Corp.; and Alliant Techsystems-Metrum Sergeant by Group Technologies Corp.

  Oppenheimer noted that the median multiples of Total Deal Value to TTM Operating Income and TTM net income were 12.8x and 22.8x, respectively. The Combined Companies' TTM Operating Income and TTM net income were estimated despite Oppenheimer's belief that such TTM data were less meaningful than the Combined Companies' projected data (see discussion under "Comparable Companies Analysis"). Oppenheimer calculated these Combined Companies Operating Income and TTM net income estimates because no multiples of projected data for comparable transactions were available. For Pulse, in lieu of meaningful actual TTM data, the Adjusted TTM results were used. Utilizing the median multiples of Total Deal Value to TTM Operating Income and TTM net income in valuing the Combined Companies yielded implied equity values per Pulse share attributable to the Merger of $10.36 and $11.47 per share, respectively. Utilizing the median multiples of Total Deal Value to TTM Operating Income and TTM net income in valuing Pulse yielded implied values of $6.91 and $8.43, respectively, per Pulse share compared to the $8.43 per share value of the Merger Consideration based upon Technitrol's May 15, 1995 trading price per common share.

  No company, transaction or business used in the selected merger and acquisition analysis as a comparison is identical to Pulse or Technitrol. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition value of the comparable companies or the business segment or company to which they are being compared.

  Discounted Cash Flow Analysis. Oppenheimer conducted a discounted cash flow
  -----------------------------
analysis to estimate the value of a range of projected unlevered free cash flows that each of Pulse and the Combined Companies are expected to generate over a five year period ending December 31, 2000. Oppenheimer calculated a range of terminal equity values (as of December 31, 2000) for Pulse and the Combined Companies by applying a range of terminal exit multiples of 5.5x to 6.5x projected EBITDA for the calendar year 2000 and adjusting for Pulse's and the Combined Companies' estimated net debt as of that time. Oppenheimer noted that this range of exit multiples was in line with the current multiple for Technitrol as discussed above under "Comparable Companies Analysis." The range of terminal exit multiples used reflected assumptions regarding the growth and profitability of Pulse and the Combined Companies beyond calendar year 2000. The sum of the unlevered free cash flows for such five year period and the range of terminal equity values were then discounted to derive net present equity values using a range of discount rates from 15% to 25% for the Combined Companies and from 20% to 40% for Pulse (the ranges were derived reflecting Oppenheimer's analysis of the different levels of risk relating to the two entities). In the case of Pulse, at the mid-point discount rate of 30%, this implied equity value ranged from $44.0 million to $58.0 million, representing an estimated equity value of approximately $6.80 to $8.90 per Pulse share. In the case of the combined companies, at the mid-point discount rate of 20%, this implied equity value ranged from $205.9 million to $379.7 million, representing an estimated implied equity value per Pulse share attributable to the Merger (including the cash component of the Merger consideration) of approximately $11.23 to $17.11 per share compared to the $8.43 per share value of the Merger Consideration based upon Technitrol's May 15, 1995 trading price per common share.

  The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Oppenheimer believes that these analyses must be considered as a whole and that selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create a misleading or incomplete view of the processes underlying Oppenheimer's opinion. In arriving at its opinion, Oppenheimer did not attribute any particular weight to any single analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The summary of

Oppenheimer's analyses outlined above does not purport to be a complete description of the analyses underlying Oppenheimer's opinion. In its analyses, Oppenheimer made numerous assumptions with respect to Pulse and Technitrol, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Pulse and Technitrol. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

  Pursuant to a letter agreement dated October 28, 1994, Pulse engaged Oppenheimer to provide financial advisory services in connection with the Bel Fuse Initial Offer and potential acquisition and restructuring alternatives. Oppenheimer is entitled to a fee of $150,000 for its opinion rendered to the Pulse Board in connection with the Merger. In addition, Oppenheimer will receive a transaction fee upon the closing of the Merger, against which its opinion fee will be credited, tied to a formula percentage of the total consideration received by Pulse stockholders in the Merger. Under the formula, Oppenheimer will be paid a fee of 1% of the total consideration received up to $6.00 per share; 2% of the total consideration received from $6.00 to $7.00 per share; 3% of the total consideration received from $7.00 to $8.00 per share and 4% of the total consideration received over $8.00 per share. Based upon the market value per share of Technitrol Common Stock on August 11, 1995, Oppenheimer's transaction fee would be approximately $800,000. Pulse has also agreed to reimburse Oppenheimer for its reasonable out-of-pocket expenses and to indemnify Oppenheimer for certain liabilities relating to or arising out of services provided by Oppenheimer as financial advisor to Pulse.

  Oppenheimer was retained based on its experience as financial advisor in connection with mergers and acquisitions as well as Oppenheimer's investment banking relationship and familiarity with Pulse. Oppenheimer has provided financial advisory and investment banking services to Pulse since 1986, at which time Oppenheimer, together with management of Pulse and certain other investors, acquired Pulse from its previous owner. At that time and subsequently, Oppenheimer affiliates acquired, and in many cases still hold, significant amounts of Pulse Common Stock and warrants to purchase Pulse Common Stock. In addition, Oppenheimer employees have served on the Pulse Board from the time of the 1986 acquisition until mid-1994. Oppenheimer acted as an underwriter for the initial public offering of Pulse in 1991 and with respect to that transaction, Oppenheimer has been compensated for such services in the form of customary underwriting discounts. Oppenheimer also makes a market in Pulse Common Stock. In the course of its market making and other activities, Oppenheimer may, from time to time, have a long or short position in, and buy and sell, securities of Pulse.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is a summary of the material United States Federal income tax consequences of the Merger and is not intended to be a complete discussion of all potential tax effects that might be relevant to the Merger. This discussion deals only with citizens or residents of the United States or domestic corporations (each a "U.S. Holder"). This summary may not be applicable to certain classes of taxpayers and may not address Federal income tax consequences for certain Pulse stockholders including, without limitation,
(i) Pulse stockholders who, at the Effective Time, already own some Technitrol Common Stock, (ii) insurance companies, tax-exempt organizations, financial institutions, securities dealers and broker-dealers, (iii) foreign persons and entities, (iv) persons who acquired Pulse Common Stock pursuant to an exercise of employee stock options or rights or otherwise as compensation, (v) persons or entities exercising some form of control over Pulse and (vi) persons or entities holding shares of Pulse Common Stock as part of a straddle or conversion transaction.

  This summary is based on laws, regulations, rulings, practice and judicial decisions in effect at the date of this Proxy Statement. However, legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences described herein to stockholders. EACH STOCKHOLDER'S INDIVIDUAL CIRCUMSTANCES MAY AFFECT THE TAX

CONSEQUENCES OF THE MERGER TO SUCH STOCKHOLDER. IN ADDITION, NO INFORMATION IS PROVIDED HEREIN WITH RESPECT TO THE TAX CONSEQUENCES OF THE MERGER UNDER APPLICABLE FOREIGN, STATE OR LOCAL LAWS. CONSEQUENTLY, EACH PULSE STOCKHOLDER IS ADVISED TO CONSULT A TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THAT STOCKHOLDER.

  General. It is intended that (i) the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) for Federal income tax purposes, no gain or loss will be recognized by Pulse, Technitrol or Teco Sub and (iii) the exchange by Pulse stockholders of their shares of Pulse Common Stock for shares of Technitrol Common Stock or cash will have the tax treatment set forth below.

  Neither Pulse nor Technitrol has requested or will request an advance ruling from the Internal Revenue Service (the "IRS") as to the tax consequences of the Merger. However, consummation of the Merger is conditioned upon the receipt by Pulse of a tax opinion of Pillsbury Madison & Sutro and the receipt by Technitrol of a tax opinion of Stradley, Ronon, Stevens & Young (collectively, the "Tax Opinions"), each dated immediately prior to the Effective Time and to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, that Pulse and Technitrol will each be a party to the reorganization pursuant to Section 368(b) of the Code, that neither Pulse nor Technitrol will recognize any income, gain or loss as a result of the Merger. The Tax Opinions will be based, among other things, on customary assumptions relating to certain facts and circumstances of, and the intentions of the parties to, the Merger, which assumptions will have been made with the consent of Pulse and Technitrol. The opinions of Stradley, Ronon, Stevens & Young as to certain tax consequences concerning Pulse stockholders described below are based, among other things, on assumptions relating to certain facts and circumstances of, and the intentions of the parties to, the Merger, which assumptions will have been made with the consent of Pulse and Technitrol.

  Exchange of Pulse Common Stock Solely for Technitrol Common Stock. In the opinion of Stradley, Ronon, Stevens & Young, a U.S. Holder of Pulse Common Stock who, pursuant to the Merger, exchanges such Pulse Common Stock solely for Technitrol Common Stock (except for cash in lieu of fractional shares, discussed below) will not recognize any gain or loss upon such exchange for Federal income tax purposes. The tax basis of such Technitrol Common Stock will equal (except for the basis attributable to any fractional shares of Technitrol Common Stock, discussed below) the U.S. Holder's tax basis in the Pulse Common Stock surrendered. Provided the Pulse Common Stock so surrendered was held as a capital asset at the time of the exchange, the holding period of the Technitrol Common Stock received will include the holding period of the Pulse Common Stock. Pulse stockholders should consult their own tax advisors as to the determination of their tax basis and holding period in any one share of Pulse Common Stock, as several methods of determination may be available.

  Exchange of Pulse Common Stock Solely for Cash. In the opinion of Stradley, Ronon, Stevens & Young, a U.S. Holder of Pulse Common Stock who, pursuant to the Merger, exchanges such Pulse Common Stock solely for cash should recognize a gain or loss for Federal income tax purposes equal to the difference between the cash received and the U.S. Holder's tax basis in the Pulse Common Stock. Assuming such U.S. Holder of Pulse Common Stock, at the time of the exchange, held the Pulse Common Stock as a capital asset, such gain or loss should be capital gain or loss and, if so treated, will be long-term capital gain or loss if the U.S. Holder's holding period at that time is more than one year. The Code contains limitations on the extent to which stockholders may deduct capital losses from ordinary income.

  Exchange of Pulse Common Stock for Cash and Technitrol Common Stock. The Merger Agreement provides that Pulse stockholders are entitled, in exchange for their shares of Pulse Common Stock, to elect to receive either all Technitrol Common Stock (except for cash in lieu of fractional shares, discussed below), or all cash, or to make no election; however, in certain circumstances, a Pulse stockholder may receive both Technitrol Common Stock and cash (other than cash in lieu of fractional shares). In the opinion of Stradley, Ronon, Stevens & Young, if a Pulse stockholder does receive, pursuant to the Merger, both Technitrol Common Stock and cash, the receipt of the cash could be taxed as a dividend (as discussed below). If so, while the Pulse stockholder would not recognize gain or loss on the shares of Pulse Common Stock exchanged for Technitrol Common Stock and the tax basis therein would carry over, the stockholder could recognize gain, but could not recognize loss, on the receipt of cash in exchange for other shares of Pulse Common Stock. Such gain might be taxed as a dividend (as discussed below), while any disallowed loss would be included in the adjusted basis of the Technitrol Common Stock. A Pulse stockholder's tax consequences will also depend on whether shares of Pulse Common Stock were purchased at different times and prices. Such a Pulse stockholder is strongly advised to consult his or her own tax advisor with respect to the tax consequences of the Merger on that stockholder.

  Possible Dividend Treatment. The constructive ownership rules of Section 318 of the Code are important in determining whether a Pulse stockholder who receives a combination of Technitrol Common Stock and cash pursuant to the Merger will receive capital gain or ordinary dividend treatment on any gain recognized by that stockholder. Those rules apply in certain specified circumstances to attribute ownership of shares of a corporation from the stockholder actually owning the shares (whether an individual, a trust, a partnership or a corporation) to certain members of the individual's family or to certain individuals, trusts, partnerships or corporations in which that stockholder has an ownership or beneficial interest, or which have an ownership or beneficial interest in that stockholder. A stockholder is also considered under those rules to own any shares with respect to which the stockholder holds exercisable options.

  Except in the case of cash received in lieu of a fractional share (discussed below), the determination of whether a cash payment received in the Merger has the effect of the distribution of a dividend will be made by comparing the proportionate interest of the stockholder after the Merger with the proportionate interest the stockholder would have had if the stockholder had received solely shares of Technitrol Common Stock. This comparison is made as though Technitrol had issued in the Merger to such stockholder solely Technitrol Common Stock and, in a hypothetical redemption under the rules of
Section 302 of the Code, Technitrol had redeemed such portion of the Technitrol Common Stock as represented in value, at the time of the Merger, the amount of cash the stockholder received. In making this comparison, the constructive ownership rules of the Code apply. The amount of any such dividend, so determined, is limited to that stockholder's ratable share of the accumulated earnings and profits of Pulse at the Effective Time.

  Under IRS guidelines, a hypothetical redemption involving a minority Pulse stockholder whose relative stock interest in Pulse is minimal, who exercises no control over the affairs of Pulse and who experiences, pursuant to the Merger, a reduction in the stockholder's proportionate stock interest will not receive dividend treatment of the cash received in these circumstances under rules of Section 302(b)(1) of the Code. Because the determination of whether a cash payment will be treated as having the effect of the distribution of a dividend generally will depend in part upon the facts and circumstances of each Pulse stockholder (e.g., whether or not such stockholder also owns any Technitrol Common Stock), such stockholders are strongly advised to consult their own tax advisors regarding the tax treatment of cash received in the Merger.

  Cash in Lieu of Fractional Shares. No fractional shares of Technitrol Common Stock will be issued pursuant to the Merger. Pulse stockholders who hold Pulse Common Stock as a capital asset and who receive in the Merger, in exchange for such stock, solely Technitrol Common Stock and cash in lieu of a fractional share interest in Technitrol Common Stock will be treated as having received such fraction of a share of Technitrol Common Stock and then as having received cash in redemption by Technitrol of the fractional share interest. Under IRS guidelines, since the cash is being distributed in lieu of fractional shares solely for the purpose of saving Technitrol the expense and inconvenience of issuing and transferring fractional shares, and is not separately bargained-for consideration, the cash received will be treated as
(i) having been received in part or full payment in exchange for the fractional share of stock redeemed, (ii) capital gain or loss and (iii) not as a dividend.

  Exercise of Appraisal Rights. The transaction will be a taxable event for Pulse stockholders who perfect appraisal rights under Delaware law and receive solely cash in exchange for their shares. Such a stockholder should recognize capital gain or loss, assuming that the shares are held by such stockholder as a capital asset at the Effective Time, equal to the difference between the amount of cash received and the stockholder's tax basis in the shares surrendered.

  Backup Withholding. Unless an exemption applies, the Exchange Agent will be required to withhold, and will withhold, 31% of any cash payments to which a Pulse stockholder or other payee is entitled pursuant to the Merger, unless the stockholder or other payee provides his, her or its tax identification number (i.e., a social security number or employer identification number) and certifies that such number is correct. Each Pulse stockholder and, if applicable, each other payee is required to complete and sign the Substitute Form W-9 that will be included as part of the letter of transmittal to avoid backup withholding (or a Form W-8 if the stockholder is a nonresident alien or foreign entity), unless an applicable exemption exists and is substantiated in a manner satisfactory to Technitrol and the Exchange Agent.

  THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. SINCE THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO PULSE STOCKHOLDERS DEPEND, TO A GREAT EXTENT, ON WHETHER THEY RECEIVE TECHNITROL COMMON STOCK OR CASH IN EXCHANGE FOR THEIR SHARES, IT IS IMPORTANT THAT EACH PULSE STOCKHOLDER RETURN THE ELECTION FORM SO THAT IT IS RECEIVED BEFORE THE ELECTION DEADLINE. BECAUSE EACH STOCKHOLDER'S TAX CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS AND ANY PROPOSED CHANGES IN SUCH TAX LAWS.

ACCOUNTING TREATMENT

  The Merger will be accounted for by Technitrol under the "purchase" method of accounting in accordance with generally accepted accounting principles. Therefore, the aggregate Merger Consideration paid by Technitrol will be allocated to Pulse's assets based on their fair value and the results of operations of Pulse will be included in the results of operations of Technitrol only for the period subsequent to the Effective Time.

AFFILIATE AGREEMENTS

  Prior to the Effective Time, certain persons who may be deemed to be "affiliates" (as the term is defined for purposes of Rule 145 promulgated under the Securities Act) of Pulse will enter into certain affiliate agreements ("Affiliate Agreements") so as to comply with Rule 145 and federal income tax regulations applicable to reorganizations. Specifically, each such person will agree to make a Stock Election and further will agree not to sell, dispose of or enter into any other transaction in order to reduce, directly or indirectly, such person's risk of investment with respect to any shares of Technitrol Common Stock received by such person in connection with the Merger. Each such person will also agree not to sell, transfer or otherwise dispose of Technitrol Common Stock issued to such person in the Merger unless such disposition is made in conformity with Rule 145(d) of the Securities Act or such person delivers to Technitrol a legal opinion to the effect that such disposition is otherwise exempt from registration under the Securities Act.

                              TERMS OF THE MERGER

EFFECTIVE TIME

  The Merger will become effective at the Effective Time (i.e., upon the filing of a certificate with the Secretary of State of the State of Delaware in accordance with the DGCL). It is anticipated that if the Merger Agreement is approved at the Special Meetings of Technitrol and Pulse and all other conditions of the Merger have been fulfilled or waived, the Effective Time will occur on or about September 29, 1995, or on a date as soon as practicable thereafter.

CONVERSION OF SHARES OF PULSE COMMON STOCK; ELECTION

  Each share of Pulse Common Stock issued and outstanding immediately prior to the Effective Time (excluding any shares held by Pulse as treasury shares and Dissenters' Shares) shall be converted into the right to receive (i) shares of Technitrol Common Stock equal to the Exchange Ratio (initially .5812 shares),
(ii) the Per Share Cash Amount (i.e., $8.50 in cash), or (iii) a combination of shares of Technitrol Common Stock and cash as described below. The Exchange Ratio is subject to adjustment as follows:

    (A) If the Average Closing Price (the average closing price of Technitrol Common Stock on the ASE as reported in The Wall Street Journal for the ten
  (10) trading days immediately preceding the three (3) business days preceding the Effective Time) is less than $13 3/4, then (x) the Exchange Ratio shall be adjusted upward to that ratio which yields, based upon the Average Closing Price, $8.00 per share of Pulse Common Stock and (y) the Per Share Cash Amount shall remain unchanged; or

    (B) If the Average Closing Price is greater than $16 3/8, then (x) the Exchange Ratio shall be adjusted downward to that ratio which yields, based upon the Average Closing Price, $9.52 per share of Pulse Common Stock and
  (y) the Per Share Cash Amount shall remain unchanged.

  Subject to the allocation procedures set forth below, each record holder of shares of Pulse Common Stock will be entitled (i) to make a Cash Election (i.e., to elect to receive cash for all such shares), (ii) to make a Stock Election (i.e., to elect to receive Technitrol Common Stock for all of such shares), or (iii) to indicate a Non-Election (i.e., to indicate that such holder has no preference as to the receipt of cash or Technitrol Common Stock for such shares). All such elections are to be made on a Form of Election. Holders of record of shares of Pulse Common Stock who hold such shares as a Representative (e.g., as a nominee, trustee or in other representative capacity) may submit multiple Forms of Election, provided that any such Representative certifies that each such Form of Election covers all the shares of Pulse Common Stock held by such Representative for a particular beneficial owner. All elections will be revocable until 5:00 p.m. New York City time on the last business day prior to the Effective Time. A Non-Election shall be deemed to have been made by shares as to which a valid and timely Form of Election is not received.

  If the Cash Election Shares (the aggregate number of shares of Pulse Common Stock as to which valid elections to receive cash have been made) exceeds the Cash Election Number (fifty percent (50%) of the shares of Pulse Common Stock outstanding immediately prior to the Effective Time), all the Stock Election Shares (shares of Pulse Common Stock covered by Stock Elections) and all the Non-Election Shares (shares of Pulse Common Stock covered by Non-Elections) shall be converted into the right to receive Technitrol Common Stock, and the Cash Election Shares shall be converted into the right to receive Technitrol Common Stock and cash in the following manner:

  each Cash Election Share shall be converted into the right to receive (i) an amount in cash, without interest, equal to the product of (x) the Per Share Cash Amount and (y) the Cash Fraction (a fraction, the numerator of which shall be the Cash Election Number and the denominator of which shall be the total number of Cash Election Shares), and (ii) a number of shares of Technitrol Common Stock equal to the product of (x) the Exchange Ratio and (y) a fraction equal to one minus the Cash Fraction.

  For example, if 75% of the outstanding shares of Pulse Common Stock elect cash, then all holders of Stock Election Shares and Non-Election Shares would receive Technitrol Common Stock in exchange for their shares of Pulse Common Stock based on the Adjusted Exchange Ratio. The Cash Election Shares would be exchanged for a combination of Technitrol Common Stock and cash based upon a Cash Fraction determined by dividing the Cash Election Number (50%) by the Cash Election Shares (75%) or two-thirds ( 2/3). Accordingly, a hypothetical Pulse stockholder holding 1,000 shares for which a Cash Election is made would be entitled to receive the following (assuming the Adjusted Exchange Ratio is
 .5812):

    (1) $5,666.67 in cash (the product of (i) the Per Share Cash Amount of $8.50, (ii) the Cash Fraction ( 2/3) and (iii) the number of shares at issue (1,000)); and

    (2) 193.73 shares of Technitrol Common Stock (the product of (i) the Exchange Ratio of .5812, (ii) a fraction equal to one minus the Cash Fraction ( 1/3) and (iii) the number of shares at issue (1,000)), except that the stockholder would actually receive 193 shares and cash in lieu of the fractional share (cash equal to the product of the Average Closing Price and .73).

  If the aggregate number of Stock Election Shares exceeds fifty-five percent (55%) of the shares of Pulse Common Stock outstanding immediately prior to the Effective Time (the "Stock Election Number"), all Cash Election Shares and Non-Election Shares shall be converted into the right to receive cash, and all Stock Election Shares shall be converted into the right to receive Technitrol Common Stock and cash in the following manner:

  each Stock Election Share shall be converted into the right to receive (i) a number of shares of Technitrol Common Stock equal to the product of (x) the Exchange Ratio and (y) the Stock Fraction (a fraction, the numerator of which shall be the Stock Election Number and the denominator of which shall be the total number of Stock Election Shares), and (ii) an amount in cash, without interest, equal to the product of (x) the Per Share Cash Amount and
  (y) a fraction equal to one minus the Stock Fraction.

  For example, if 75% of the outstanding shares of Pulse Common Stock elect Technitrol Common Stock, then all Cash Election Shares and Non-Election Shares would receive cash of $8.50 per share in exchange for their shares of Pulse Common Stock. The Stock Election Shares would be exchanged for a combination of Technitrol Common Stock and cash based upon a Stock Fraction determined by dividing the Stock Election Number (55%) by the Stock Election Shares (75%) or eleven-fifteenths ( 11/15). Accordingly, a hypothetical Pulse stockholder holding 1,000 shares for which a Stock Election is made would be entitled to receive the following (assuming the Adjusted Exchange Ratio is .5812):

      (1) 426.21 shares of Technitrol Common Stock (the product of (i) the Exchange Ratio of .5812, (ii) the Stock Fraction ( 11/15) and (iii) the number of shares at issue (1,000)), except that the stockholder would actually receive 426 shares and cash in lieu of the fractional share; and

      (2) $2,266.67 in cash (the product of (i) the Per Share Cash Amount of $8.50, (ii) a fraction equal to one minus the Stock Fraction ( 4/15) and
    (iii) the number of shares at issue (1,000)).

  In the event that the number of Cash Election Shares does not exceed the Cash Election Number and the number of Stock Election Shares does not exceed the Stock Election Number, all Cash Election Shares shall be converted into the right to receive cash, all Stock Election Shares shall be converted into the right to receive Technitrol Common Stock, and the Non-Election Shares, if any, shall be converted into the right to receive Technitrol Common Stock and cash in the following manner:

  each Non-Election Share shall be converted into the right to receive (i) a number of shares of Technitrol Common Stock equal to the product of (x) the Exchange Ratio and (y) the Non-Election Fraction (a fraction, which is the lesser of one (1) or a fraction where the numerator shall be the excess of the Stock Election Number over the total number of Stock Election Shares and the denominator of which shall be the aggregate of the Non-Election Shares) and (ii) an amount in cash, without interest, equal to the product of (x) the Per Share Cash Amount and (y) a fraction equal to one minus the Non-Election Fraction.

  For example, if 20% of the outstanding shares of Pulse Common Stock elect cash, 30% elect Technitrol Common Stock and 50% are deemed to have made Non-Elections, then all holders of Cash Election Shares would receive cash of $8.50 per share in exchange for their shares of Pulse Common Stock, all holders of Stock Election Shares would receive Technitrol Common Stock, and all holders of Non-Election Shares would receive a combination of Technitrol Common Stock and cash based upon a Non-Election Fraction calculated by dividing (i) the excess of the Stock Election Number over the Stock Election Shares (55%-30%) by the Non-Election Shares (50%) or one-half ( 1/2). Accordingly, a hypothetical Pulse stockholder holding 1,000 shares for which a Non-Election was made would be entitled to receive the following (assuming the Adjusted Exchange Ratio is .5812):

      (1) 290.6 shares of Technitrol Common Stock (the product of (i) the Exchange Ratio of .5812, (ii) the Non-Election Fraction ( 1/2) and (iii) the number of shares at issue (1,000), except that the stockholder would actually receive 290 shares and cash in lieu of the fractional share; and

      (2) $4,250 in cash (the product of (i) the Per Share Cash Amount of $8.50, (ii) a fraction equal to one minus the Non-Election Fraction ( 1/2) and (iii) the number of shares at issue (1,000)).

  If the tax opinions of counsel to Technitrol and Pulse, respectively, receipt of which is a condition to each party's obligation to consummate the Merger (see "TERMS OF THE MERGER--Conditions to the Merger"), cannot be delivered as a result of insufficient continuity of interest, then the Stock Election Number shall be increased, and the Cash Election Number correspondingly decreased (if necessary), to the minimum extent necessary to enable such counsel to deliver the tax opinions.

  A FORM OF ELECTION FOR USE BY PULSE STOCKHOLDERS IN THEIR ELECTION TO RECEIVE EITHER CASH OR TECHNITROL COMMON STOCK IN EXCHANGE FOR THEIR SHARES OF PULSE COMMON STOCK IS INCLUDED HEREWITH TO STOCKHOLDERS OF RECORD AS OF THE RECORD DATE. To be effective, a Form of Election must be properly completed, signed and submitted to Registrar and Transfer Company, as exchange agent (the "Exchange Agent"), accompanied by all stock certificates representing shares of Pulse Common Stock held by the person submitting such Form of Election (or by a guarantee of delivery of such certificates in the form set forth in the Form of Election by a member of any registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within four (4) business days as set forth in such guarantee of delivery (a "Guaranteed Delivery")) and must be received by the Exchange Agent no later than 5:00 p.m. New York City time on the day one business day prior to the Effective Time. Until such time, all elections will be revocable. PULSE STOCKHOLDERS WHO FAIL TO RETURN A FORM OF ELECTION, SUBMIT AN IMPROPERLY COMPLETED FORM OF ELECTION, OR FAIL TO SUBMIT THEIR STOCK CERTIFICATES WITH THEIR FORM OF ELECTION (OR FAIL TO PROVIDE FOR, AND COMPLY WITH THE REQUIREMENTS OF, GUARANTEED DELIVERY), WILL BE DEEMED TO HAVE MADE A NON-ELECTION. The Merger Agreement provides that Technitrol and Pulse will cause the Effective Time to occur as promptly as practicable after approval and adoption by the shareholders of Technitrol and the stockholders of Pulse of the Merger Agreement and the satisfaction (or waiver, if permissible) of the other conditions to the effectiveness of the Merger set forth in the Merger Agreement. It is anticipated that the Effective Time will occur on or about September 29, 1995, or on a date as soon as practicable thereafter. Thus, stockholders of Pulse are urged to deliver a properly completed Form of Election together with the applicable stock certificates (or provide for Guaranteed Delivery) to the Exchange Agent no later than 5:00 p.m., New York City time, on September 28, 1995, in order to assure that their Form of Election will be received prior to the Effective Time. Persons who become stockholders of Pulse after the Pulse Record Date or any other stockholders who need a Form of Election may obtain copies of the Form of Election upon request from the Exchange Agent either in writing at 10 Commerce Drive, Cranford, New Jersey, 07016 or by telephone at (908) 272-8511. Technitrol and Pulse will each use its best efforts to mail or cause to be mailed to all persons who become holders of Pulse Common Stock between the Pulse Record Date and the day seven (7) days prior to the anticipated Effective Time a Form of Election and will make available a Form of Election to all persons who become stockholders of Pulse after that date.

PROCEDURES FOR EXCHANGE OF CERTIFICATES

  PULSE STOCKHOLDERS THAT WISH TO SUBMIT A FORM OF ELECTION SHOULD DELIVER THEIR STOCK CERTIFICATES TOGETHER WITH SUCH FORM OF ELECTION OR PROVIDE FOR, AND COMPLY WITH THE REQUIREMENTS OF, GUARANTEED DELIVERY.

  If a Pulse stockholder does not submit such holder's stock certificates with a properly completed Form of Election (or provide for, and comply with the requirements of, Guaranteed Delivery) by 5:00 p.m. New York City time on the day one business day prior to the Effective Time, as soon as reasonably practicable after the Effective Time Technitrol will instruct the Exchange Agent to mail to each such holder of record (other than owners of Dissenters' Shares) of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Pulse Common Stock (such certificates, together with certificates delivered with a Form of Election, the "Certificates") (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Technitrol Common Stock or cash. After the Effective Time, stockholders who have surrendered a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other documents as may be required pursuant to such instructions, or submitted a Certificate with a Form of Election, shall be entitled to receive in exchange for such Certificate (i) a certificate representing that number of whole shares of Technitrol Common Stock which such holder has the right to receive in respect of the shares of Pulse Common Stock formerly represented by such Certificate, (ii) cash to which such holder is entitled, (iii) cash in lieu of fractional shares of Technitrol Common Stock and (iv) any dividends or other distributions to which such holder is entitled as described below (collectively, clauses (i) to (iv) are herein referred to as the "Merger Consideration"), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Pulse Common Stock which is not registered in the transfer records of Pulse, a certificate representing the proper number of shares of Technitrol Common Stock and/or cash may be issued and/or paid to a transferee if the Certificate representing such shares of Pulse Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration.

  At or prior to the Effective Time, Technitrol will deposit or cause to be deposited with the Exchange Agent appropriate amounts of shares of Technitrol Common Stock and cash to comprise the Merger Consideration. Because Guaranteed Delivery permits the delivery of stock certificates up to three (3) business days after the Effective Time, the Merger Consideration will not be distributed until at least three (3) business days after the Effective Time.

  No dividends or other distributions declared or made after the Effective Time with respect to shares of Technitrol Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Technitrol Common Stock represented thereby, and no cash payment or cash payment in lieu of fractional shares of Technitrol Common Stock shall be paid to any such holder, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Technitrol Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Technitrol Common Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Technitrol Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Technitrol Common Stock. All shares of Technitrol Common Stock issued upon conversion of the shares of Pulse Common Stock (plus any cash paid for fractional shares) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Pulse Common Stock. No interest will be paid on the Merger Consideration.

  Neither Technitrol nor Teco Sub will be liable to any holder of shares of Pulse Common Stock for any shares of Technitrol Common Stock (or dividends or distributions with respect thereto) or cash in respect of shares of Pulse Common Stock or in lieu of fractional shares of Technitrol Common Stock delivered to a public official pursuant to any abandoned property, escheat or similar law.

  No certificates or scrip representing fractional shares of Technitrol Common Stock will be issued upon surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Technitrol. In lieu of any such fractional shares, each holder of Pulse Common Stock shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the Average Closing Price by (ii) the fractional interest to which such holder would otherwise be entitled (after taking into account all shares of Pulse Common Stock then held of record by such holder). As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Pulse Common Stock with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders of Pulse Common Stock.

  After the Effective Time, there will be no transfers on the stock transfer books of Pulse of the shares of Pulse Common Stock.

PULSE STOCK OPTIONS

  As of August 11, 1995, there were outstanding options to purchase 455,364 shares of Pulse Common Stock, warrants to purchase 43,567 shares of Pulse Common Stock and warrants to purchase 655,489 shares of Pulse Class B Stock. At the Effective Time, each then outstanding option to purchase shares of Pulse Common Stock will be assumed by Technitrol (the "Assumed Options") without any action on the part of a holder of any Assumed Options. All of such Assumed Options will continue to have, and be subject to, the same terms and conditions set forth in the applicable Pulse stock option agreements, except that following the Effective Time, (a) each Assumed Option will be exercisable to purchase the number of whole shares of Technitrol Common Stock determined by multiplying the number of shares of Pulse Common Stock purchasable under such option immediately prior to the Effective Time by the Adjusted Exchange Ratio, rounded up to the nearest whole number, and (b) the per share exercise price of the Assumed Option will be equal to the per share exercise price of the specific Assumed Option, divided by the Adjusted Exchange Ratio, rounded down to the nearest whole cent. After the Effective Time, Technitrol will issue to each holder of an Assumed Option a document evidencing the assumption by Technitrol of such option. OPTION AGREEMENTS NEED NOT BE SURRENDERED BY HOLDERS OF ASSUMED OPTIONS.

  As promptly as practicable after the Effective Time, Technitrol will file a registration statement under the Securities Act covering the shares of Technitrol Common Stock issuable upon exercise of the Assumed Options.

  Certain of the applicable Pulse stock option agreements, as well as the employee benefit plans to which such agreements relate, provide that an event such as the Merger shall cause the underlying options to terminate upon the effectiveness of such event (e.g., at the Effective Time); however, prior to any such termination the exercisability of the options is accelerated (i.e., the options become exercisable in full, whether or not then otherwise exercisable or "vested"). Technitrol and Pulse have agreed, subject to approval and adoption of the Merger Agreement by the stockholders of Pulse, to amend such Pulse stock option agreements and the employee benefit plans to which these agreements relate to prevent the event of the Merger from terminating any options which would otherwise become Assumed Options.

  By their approval and adoption of the Merger Agreement, the stockholders of Pulse will be deemed to have approved the foregoing amendments to the Pulse stock option agreements at issue and the employee benefit plans to which such agreements relate.

  At the Effective Time, each then outstanding warrant to acquire Pulse Common Stock shall remain outstanding, although such warrants shall thereafter be exercisable for shares of Technitrol Common Stock as adjusted pursuant to the terms of the warrants. However, the warrant to acquire 655,489 shares of Pulse Class B Stock, which is held by Technitrol (see "CERTAIN TRANSACTIONS-- Technitrol Purchase of Outstanding Warrant") is expected to be canceled.

CONDUCT OF PULSE'S AND TECHNITROL'S BUSINESSES PRIOR TO THE MERGER

  Under the Merger Agreement, Pulse has agreed that, during the period from the date of the Merger Agreement up to the Effective Time (unless the Merger Agreement is terminated), except to the extent that Technitrol otherwise consents, Pulse will carry on its business in the usual and ordinary course in substantially the same manner as previously conducted, pay its debts and taxes when due (subject to good faith disputes over such debts or taxes), pay or perform other material obligations when due, and use all reasonable efforts consistent with past practices and policies to preserve intact Pulse's present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with Pulse, to the end that Pulse's goodwill and ongoing businesses will be unimpaired at the Effective Time. Pulse has specifically agreed that it will not, without the prior written consent of Technitrol, which consent shall not be unreasonably withheld or delayed: (a) enter into or amend any agreement or take any action which reasonably would be expected to have a material adverse effect on Pulse; (b) enter into, amend or terminate certain types of agreements, plans or arrangements; (c) transfer or license or otherwise extend, amend or modify any rights to Pulse's intellectual property rights; (d) grant any severance or termination pay to any executive officer or to any other employee except payments made in connection with the termination of employees who are not executive officers in amounts consistent with Pulse's policies and past practices or pursuant to existing written agreements or policies as previously disclosed to Technitrol or pursuant to written agreements consistent with Pulse's past agreements under similar circumstances; (e) adopt or amend any employee benefit or stock purchase or option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its employees other than in the ordinary course of business, consistent with past practice; (f) accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under the employee stock plans or authorize cash payments in exchange for any options granted under any of such plans; (g) commence any litigation other than for the routine collection of bills, or where Pulse in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of Pulse's business (provided that Pulse consults with Technitrol prior to the filing of such suit); (h) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of its capital stock, or split, combine or reclassify its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of Pulse; (i) repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock; (j) issue, deliver or sell or authorize the issuance, delivery or sale of, any shares of its capital stock of any class or securities convertible into, or subscriptions, rights, warrants or options to acquire, or enter into other agreements or commitments of any character obligating it to issue, any such shares or other convertible securities, other than the issuance of shares of Pulse Common Stock pursuant to outstanding stock options, Pulse's Employee Stock Purchase Plan, and outstanding warrants;
(k), cause, permit or propose any amendments to the Pulse Certificate of Incorporation or Pulse's Bylaws; (l) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business, organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Pulse, except for inventory and supplies acquired in the ordinary course of business consistent with past practices; (m) sell, lease, license, encumber or otherwise dispose of any of Pulse's properties or assets which are material, individually or in the aggregate, to the business of Pulse, except in the ordinary course of business consistent with past practice; (n) incur any indebtedness for borrowed money (other than pursuant to existing credit facilities in the ordinary course of business) or guarantee any indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of Pulse; (o) revalue any of Pulse's assets; or (p) take any of certain other specific actions, or any action which would cause or would be reasonably likely to cause any of the conditions to the Merger set forth in the Merger Agreement not to be satisfied.

  Under the Merger Agreement, Technitrol has agreed, during the period from the date of the Merger Agreement up to the Effective Time (unless the Merger Agreement is terminated) not to do any of the following without the prior written consent of Pulse, which consent shall not be unreasonably withheld or delayed: (a) enter into or amend any agreement or take any action which reasonably would be expected to have a material adverse effect on Technitrol;
(b) except as is consistent with past practices, declare or pay any dividends on any of its capital stock; (c) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of Technitrol; (d) repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock, except pursuant to existing plans under Rule 10b-18 of the Exchange Act or Technitrol's Restricted Stock Plan; (e) issue, deliver or sell or authorize or propose the issuance, delivery or sale of any shares of its capital stock of any class or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue, any such shares or other convertible securities, other than the issuance of shares of Technitrol Common Stock pursuant to Technitrol's Restricted Stock Plan in accordance with the terms of such plan and consistent with past practice; (f) cause, permit or propose any amendments to Technitrol's Articles of Incorporation or any material amendments to Technitrol's bylaws (except for the Charter Amendment as to which Pulse has given its prior written consent); (g) sell or otherwise dispose of any of Technitrol's properties or assets which are material, individually or in the aggregate, to the business of Technitrol, except in the ordinary course of business; or (h) take any action which would cause or would be reasonably likely to cause any of the conditions to the Merger set forth in the Merger Agreement not to be satisfied.

CONDUCT OF THE BUSINESS OF THE COMBINED COMPANIES FOLLOWING THE MERGER

  Once the Merger is consummated, Pulse will cease to exist as a corporation, and Teco Sub will succeed to all of the business, assets, and liabilities and obligations of Pulse as a result of Pulse's merger with and into Teco Sub as the Surviving Corporation. Teco Sub will change its name to Pulse Engineering, Inc. ("New Pulse"). Technitrol's current intention is to operate New Pulse as an independent entity. Technitrol does not presently plan layoffs of any significant numbers of employees as a result of the Merger.

  The Board of Directors of New Pulse following the Merger will consist of three employees of Technitrol (Messrs. Thomas J. Flakoll, Albert Thorp, III and John L. Kowalski). No employee of Pulse has entered into employment or consulting agreements with Technitrol or New Pulse as a result of the Merger.

NO SOLICITATION

  The Merger Agreement provides that Pulse and its subsidiaries will not, and Pulse will use its reasonable best efforts to cause their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) initiate, solicit or encourage submission of any inquiries, proposals or offers by any person, entity or group (other than Technitrol, Teco Sub and their affiliates, agents and representatives) relating to any Acquisition Proposal (as defined below), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning Pulse or any of its subsidiaries to, or afford any access to the properties, books or records of Pulse or any of its subsidiaries to, or otherwise assist, facilitate or express a receptiveness to, or enter into any agreement or understanding with, any person, entity or group (other than Technitrol, Teco Sub and their affiliates, agents and representatives) in connection with any Acquisition Proposal. Under the Merger Agreement, an "Acquisition Proposal" means any proposal relating to the possible acquisition of (i) Pulse (whether by way of merger or otherwise),
(ii) all or a substantial portion of the assets of Pulse or (iii) a substantial portion of the equity securities of Pulse (except by conversion or exercise of currently outstanding securities). Additionally, subject to certain exceptions described below, Pulse and its subsidiaries will not, and will cause their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than Technitrol and/or Teco Sub).

  Notwithstanding the foregoing, prior to the Effective time, Pulse may, to the extent the Pulse Board determines in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and, subject to the requirements set forth below, furnish information to any person, entity or group after such person, entity or group shall have delivered to Pulse in writing an unsolicited bona fide Acquisition Proposal which the Pulse Board in its good faith reasonable judgment determines, after consultation with all of its principal advisors in connection with the Merger, would result in a transaction more favorable to the stockholders of Pulse than the Merger and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Pulse Board (based upon the advice of all its principal advisors in connection with the Merger), is reasonably capable of being financed by such person, entity or group and which is probable to be consummated (a "Superior

Proposal"). Pulse may furnish information with respect to a Superior Proposal only if Pulse (i) first notifies Technitrol of the information proposed to be disclosed, (ii) communicates to Technitrol the terms and conditions of any Acquisition Proposal or potential Acquisition Proposal, and (iii) provides such information pursuant to a confidentiality agreement at least as restrictive as the confidentiality agreement entered into between Technitrol and Pulse. In the event Pulse receives a Superior Proposal, nothing contained in the Merger Agreement shall prevent the Pulse Board from approving such Superior Proposal or recommending such Superior Proposal to Pulse's stockholders if the Pulse Board determines, in good faith after consultation with outside legal counsel, that such action is required by its fiduciary duties under applicable law; in such case, the Board may amend or withdraw its recommendation of the Merger.

BREAK-UP FEE; EXPENSES

  If for any reason (a) the Pulse Board accepts a Superior Proposal or recommends a Superior Proposal to Pulse's stockholders, or (b) (i) the Pulse Board adversely amends, withholds or withdraws its recommendation that Pulse's stockholders approve the Merger, (ii) the stockholders of Pulse fail to approve the Merger prior to September 30, 1995, or (iii) there are Dissenters' Shares representing 15% or more of the shares of Pulse Common Stock outstanding on the Pulse Record Date, and within nine months following the occurrence of an event set forth in any of clauses (i), (ii) or (iii) above, Pulse merges with another individual, corporation, partnership, trust or other entity, including any group of the foregoing acting in concert (in any such event, a "Person"), issues stock representing a 40% or greater voting interest in Pulse to another Person, transfers more than 50% of its assets to another Person or enters into an option, agreement or letter of intent to do any of the foregoing or any other arrangement intended to transfer Pulse or control of Pulse to such other Person, or the stockholders of Pulse, in response to a tender offer or exchange offer by any Person tender shares representing a 40% or greater voting interest in Pulse or give options or rights to any Person to acquire such shares, then, provided Technitrol shall not have materially breached any of the representations, warranties, covenants or agreements made on its part under the Merger Agreement, Pulse shall pay to Technitrol, within five business days following Technitrol's written request therefor, a break-up fee of $2 million.

  In addition to the provisions regarding a break-up fee described above, the Merger Agreement contains provisions under which Technitrol or Pulse may be required to reimburse the other for expenses incurred in connection with the proposed Merger. If the Merger Agreement is terminated by Technitrol as a result of Pulse's breach of any representation, warranty, covenant or agreement in the Merger Agreement, then Pulse will be required to pay Technitrol for all of its reasonable out-of-pocket expenses, including but not limited to attorneys' fees, accounting fees, financial printer expenses, filing fees and fees and expenses of financial advisors incurred in connection with the Merger Agreement and the Merger ("Out-of-Pocket Expenses"), not to exceed $1,000,000. If the Merger Agreement is terminated by Pulse as a result of Technitrol's breach of any representation, warranty, covenant or agreement in the Merger Agreement, then Technitrol shall pay Pulse's Out-of-Pocket Expenses not to exceed $1,000,000, incurred in connection with the Merger Agreement and the Merger. If (i) the Pulse Board adversely amends, withholds or withdraws its recommendation of the Merger or (ii) Pulse's stockholders do not approve the Merger at the Pulse Special Meeting, then, provided that Technitrol is not then in material breach of the terms of the Merger Agreement, Pulse shall pay Technitrol's Out-of-Pocket Expenses, not to exceed $1,000,000, upon written request therefor; provided, however, that any amounts paid to Technitrol in the event of clause (i) or (ii) shall reduce, on a dollar-for-dollar basis, the amount, if any, of the break-up fee described in the preceding paragraph. If (i) the Technitrol Board adversely amends, withholds or withdraws its recommendation of the Merger or (ii) Technitrol's shareholders do not approve the Merger at the Technitrol Special Meeting, then, provided that Pulse is not then in material breach of the terms of the Merger Agreement, Technitrol shall pay Pulse's Out-of-Pocket Expenses, not to exceed $1,000,000, upon written request therefor.

  Other than the fees and expenses described above, and the fees incurred in connection with the printing and filing of the Registration Statement which will be shared equally by Technitrol and Pulse, each of Technitrol and Pulse will pay their own fees and expenses incurred in connection with the Merger.

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

CONDITIONS TO THE MERGER

  The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote under applicable law of the stockholders of Pulse and the shareholders of Technitrol; (b) the SEC shall have declared the Registration Statement effective, and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of this Proxy Statement, shall have been initiated or threatened in writing by the SEC; (c) no temporary restraining order, preliminary or permanent inunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect; (d) Technitrol and Pulse shall each have received a substantially identical Tax Opinion from their counsel, Stradley, Ronon, Stevens & Young and Pillsbury Madison & Sutro, respectively, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code; (e) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; and (f) the shares of Technitrol Common Stock issuable to stockholders of Pulse pursuant to the Merger Agreement and such other shares required to be reserved for issuance in connection with the Merger (e.g., pursuant to the Assumed Options) shall have been authorized for listing on the ASE upon official notice of issuance.

  In addition, the obligations of Pulse to consummate the Merger Agreement and effect the transactions contemplated thereby shall be subject to the satisfaction at or prior to the Effective Time of certain other conditions, any of which may be waived, in writing, exclusively by Pulse, including: (a) the truth and accuracy in all material respects of the representations and warranties of Technitrol and Teco Sub contained in the Merger Agreement and delivery to Pulse of a certificate to such effect signed on behalf of Technitrol by the President and the Chief Financial Officer of Technitrol; (b) Technitrol and Teco Sub shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Effective Time, and Pulse shall have received a certificate to such effect signed by the President and the Chief Financial Officer of Technitrol; (c) Pulse shall have received a legal opinion covering certain matters from Stradley, Ronon, Stevens & Young, legal counsel to Technitrol; (d) since the date of the Merger Agreement there shall not have occurred any material adverse change in the business, assets, results of operations or financial condition of Technitrol and its subsidiaries taken as a whole; and (e) Pulse shall have received confirmation from Oppenheimer, within five (5) days of the Effective Time, that the Oppenheimer Opinion remains in effect.

  In addition, the obligations of Technitrol and Teco Sub to consummate the Merger Agreement and effect the transactions contemplated thereby shall be subject to the satisfaction at or prior to the Effective Time of certain other conditions, any of which may be waived, in writing, exclusively by Technitrol, including: (a) the truth and accuracy in all material respects of the representations and warranties of Pulse contained in the Merger Agreement and delivery to Technitrol and Teco Sub of a certificate to such effect signed on behalf of Pulse by the President and the Chief Financial Officer of Pulse; (b) Pulse shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time, and Technitrol and Teco Sub shall have received a certificate to such effect signed by the President and the Chief Financial Officer of Pulse; (c) Technitrol shall have received a legal opinion covering certain matters from Pillsbury Madison & Sutro, legal counsel to Pulse; (d) since the date of the Merger Agreement, there shall not have occurred any material adverse change in the business, assets, results of operations or financial condition of Pulse and its subsidiaries taken as a whole; (e) each of the persons identified by Pulse as being an affiliate or deemed an affiliate of Pulse shall have delivered to Technitrol an executed Affiliate Agreement which shall be in full force and effect; (f) Technitrol shall have obtained financing to provide loans to Technitrol in the principal amount of not less than Twenty-Three Million Dollars ($23,000,000.00) upon terms and conditions which are normal and customary for transactions of the type of the Merger; and (g) Technitrol shall have received confirmation from Legg Mason, within five (5) days of the Effective Time, that, as of that date, the consideration to be paid in the Merger is fair to holders of Technitrol Common Stock from a financial point of view.

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

TERMINATION OR AMENDMENT OF MERGER AGREEMENT

  The Merger Agreement provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time (a) by mutual written consent of Technitrol and Pulse; (b) by Technitrol or Pulse if it is not in material breach of its obligations under the Merger Agreement and there has been a material breach by the other of any representation, warranty, covenant or agreement contained in the Merger Agreement such that the conditions to consummation of the Merger will not be satisfied, and such breach has not been cured within ten (10) days after notice; (c) by Technitrol if the Pulse Board adversely amends, withholds or withdraws its recommendation of the Merger (provided Technitrol is not in material breach of the Merger Agreement); (d) by Pulse if the Technitrol Board adversely amends, withholds or withdraws its recommendation of the Merger (provided Pulse is not in material breach of the Merger Agreement); (e) by either Technitrol or Pulse if: (1) there shall be an order of a federal or state court in effect preventing consummation of the Merger; (2) there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any governmental entity which would make consummation of the Merger illegal or which would prohibit ownership or operation of all or a material portion of the business of Pulse, or compel Technitrol to dispose of or hold separate all or a material portion of the business or assets of Pulse or Technitrol as a result of the Merger; (3) Pulse's stockholders do not approve the Merger and the Merger Agreement by September 30, 1995 (provided that Pulse may not terminate in these circumstances if it is in material breach of the terms of the Merger Agreement); (4) Pulse's stockholders approve the Merger and the Merger Agreement, but Dissenters' Shares represent 15% or more of the shares of Pulse Common Stock outstanding on the Pulse Record Date; or (5) Technitrol's stockholders do not approve the Merger and the Merger Agreement by September 30, 1995 (provided that Technitrol may not terminate in these circumstances if it is in material breach of the terms of the Merger Agreement); (f) by either Technitrol or Pulse if the Merger shall not have been consummated by October 31, 1995, provided that the right to terminate the Merger Agreement shall not be available to any party whose willful failure to fulfill any material obligation under the Merger Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date; or (g) by either Technitrol or Pulse if the Pulse Board accepts, approves or recommends to Pulse's stockholders a Superior Proposal.

       PROPOSAL TO INCREASE AUTHORIZED SHARES OF TECHNITROL COMMON STOCK

PROPOSED AMENDMENT

  On May 23, 1995, the Technitrol Board approved an amendment to Technitrol's Articles of Incorporation (the "Charter"), subject to approval by Technitrol's shareholders, that would increase the number of authorized shares of Technitrol Common Stock from 10 million shares to 30 million shares. If approved by Technitrol's shareholders, Article FIFTH of the Charter will be amended and restated in its entirety to read as follows:

    FIFTH: The aggregate number of shares which the corporation shall have the authority to issue is 30 million shares of Common Stock; the par value of said Common Stock shall be $.125 per share.

  This proposal is being made so that there are after the issuance of the shares of Technitrol Common Stock in conjunction with the Merger (i) adequate shares of Technitrol Common Stock authorized for issuance in connection with the continuation of Technitrol's Restricted Stock Plan; (ii) an adequate number of shares of Technitrol Common Stock available for issuance upon exercise of the Assumed Options; and (iii) a sufficient number of additional authorized shares of Technitrol Common Stock available for issuance in the future. The Technitrol Board believes that the availability of such shares would provide flexibility for Technitrol in meeting its possible needs by enabling the Technitrol Board to raise additional capital through the issuance of Technitrol Common Stock or securities convertible into, or exercisable for Technitrol Common Stock, to declare stock dividends payable in Technitrol Common Stock, to grant additional share awards under Technitrol's Restricted Stock Plan, or to employ Technitrol Common Stock as a form of consideration for acquisitions. Only approximately three million of the authorized shares of Technitrol Common Stock are presently available for issuance. Therefore, the Technitrol Board believes that Technitrol does not presently have a sufficient number of authorized but unissued and unreserved shares of Technitrol Common Stock available, and that a sufficient number of authorized but unissued and unreserved shares may not become available in an appropriate time frame if and when needed, to provide the flexibility for Technitrol to meet its possible needs in the foreseeable future through the issuance of Technitrol Common Stock. Other than for the stock portion of the Merger Consideration and pursuant to Technitrol's Restricted Stock Plan and the Assumed Options, Technitrol does not presently intend to issue any additional shares for any specific purpose. There are currently issued and outstanding 6,047,792 shares of Technitrol Common Stock. There are presently 3,952,258 shares available for issuance in the future. Between 1,631,790 to 1,794,969 shares of Technitrol Common Stock are expected to be issued to holders of Pulse Common Stock as part of the Merger Consideration. At the Effective Time, approximately 250,000 shares of Technitrol Common Stock will be reserved for issuance upon exercise of the Assumed Options. The Charter Amendment is being recommended to Technitrol's shareholders at this time, rather than in connection with each specific issuance of shares that may be proposed in the future, in order to avoid any unnecessary delay and expense in connection with such future specific issuances of shares because of the need for shareholder approval of additional authorized shares. Such a delay and attendant expense could have consequences which may not be in the best interests of Technitrol and its shareholders.

  The Technitrol Common Stock is presently approved for trading on the ASE. Pursuant to the listing standards, policies and requirements of the ASE, Technitrol is required to obtain shareholder approval prior to the issuance of the shares of Technitrol Common Stock when:

    (a) the issuance will result in a change of control of Technitrol;

    (b) in connection with the acquisition of the stock or assets of another company,

      (i) any individual director, officer or substantial shareholder of Technitrol has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of Technitrol Common Stock, or securities convertible into or exercisable for Technitrol Common Stock, could result in an increase in outstanding Technitrol Common Stock or voting power of 5% or more; or

      (ii) the Technitrol Common Stock, or securities convertible into or exercisable for Technitrol Common Stock to be issued, could result in an increase in Technitrol Common Stock of 20% or more; or

    (c) in connection with a transaction other than a public offering,

      (i) the offering involves the sale or issuance by Technitrol of Technitrol Common Stock (or securities convertible into or exercisable for Technitrol Common Stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of Technitrol equals 20% or more of the outstanding Technitrol Common Stock or 20% or more of the voting power outstanding before the issuance; or

      (ii) the offering involves the sale or issuance by Technitrol of Technitrol Common Stock (or securities convertible into or exercisable for Technitrol Common Stock) equal to 20% or more of the outstanding Technitrol Common Stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

  This proposal is not being recommended in response to any specific effort of which Technitrol is aware to obtain control of Technitrol, nor is it part of any plan by Technitrol to adopt a proposal or a series of proposals relating to a possible takeover of Technitrol. The Technitrol Board has no present intention of soliciting a shareholder vote on any other such proposal. If this proposal is approved, however, the additional authorized shares of Technitrol Common Stock could be issued to dilute the stock ownership of persons who in the future seek control of Technitrol. Except as noted above, however, the Technitrol Board has no present plans to issue any of the additional shares and would comply with the ASE rules prior to any such issuance.

  In addition, while the Technitrol Board presently has no intention of doing so, the power of the Technitrol Board to issue Technitrol Common Stock could enable the Technitrol Board (without shareholder approval) to put into effect a share rights purchase plan (commonly known as a "poison pill") to deter coercive takeover tactics and preserve shareholders' equity value.

  Lastly, the Charter and Technitrol's Bylaws also contain provisions that could have the effect of delaying, deterring or preventing changes of control or management of Technitrol. More specifically, Technitrol's Charter and Bylaws provide (i) for a Board of Directors only one-third of which is elected each year, (ii) a limitation on the number of directors on the Technitrol Board to nine (9), (iii) that twenty percent (20%) of the shareholders are required to call a special meeting of the shareholders, (iv) for approval of seventy-five percent (75%) of voting shareholders to amend Bylaws concerning the number, terms and removal of the Technitrol Board, and (v) for approval of seventy-five percent (75%) of voting shareholders to approve a merger, a sale of substantially all of the corporation's assets, or an issuance or delivery of securities in exchange for assets of another corporation.

  Although the Technitrol Board presently has no intention of doing so, the availability of authorized but unissued shares could permit Technitrol Common Stock (within the limits imposed by applicable law and the rules of the ASE and/or any other exchanges on which the Technitrol Common Stock is listed) to be issued to a holder who might thereby obtain sufficient voting power to ensure that any proposal to remove directors or to approve a merger or other business combinations or to amend or repeal any of the foregoing provisions would not receive the 75% shareholder vote required therefor. Thus, the power of the Technitrol Board to issue stock could enable the Technitrol Board to make it more difficult to replace incumbent directors and to effect a change in control of Technitrol through a merger or other business combination.

                         CERTAIN RELATED TRANSACTIONS

TECHNITROL PURCHASE OF OUTSTANDING PULSE WARRANT

  On May 22, 1995, Technitrol acquired a warrant from an unrelated third party to purchase 655,489 shares of Pulse Class B Stock at a warrant exercise price of $1.00 per share (the "Warrant"). The purchase price for the Warrant was $4,768,682.48. Technitrol acquired the Warrant in anticipation of entering into the Merger Agreement. Shares of Pulse Class B Stock are convertible, at the option of the holder, into shares of Pulse Common Stock. The Warrant represents beneficial ownership of approximately 10.46% of the issued and outstanding Pulse Stock (including shares that would be issued upon the full exercise of the Warrant, but excluding shares held by Pulse as treasury shares).

PULSE ARRANGEMENTS WITH CERTAIN OF ITS OFFICERS

  Interests of Certain Persons in the Merger. Certain members of Pulse's management and the Pulse Board have interests in the Merger in addition to their interests, if any, as stockholders of Pulse generally. The Pulse Board was aware of these factors and considered them, among other matters, in approving the Merger and the Merger Agreement.

  Executive and Key Employee Severance Arrangements. On May 22, 1995, the Pulse Board adopted severance arrangements for certain of its key employees. Generally, these severance arrangements (i) cover Messrs. David Flowers, Michael Brosnan, Russell Holman, John Houston, Leonard Luner and Patrick McCready, (ii) supersede any other Pulse severance benefits which the identified individuals are eligible to receive and (iii) provide for continuation of base salary and group health insurance benefits for a specified period following an involuntary termination of employment within 12 months after the Effective Time, with such specified period subject to extension for any months remaining in the six-month period immediately following the Effective Time if an involuntary termination occurs within such six-month period. In each instance, "involuntary termination" includes a unilateral reduction in compensation or a material adverse change in working conditions.

  Under the severance arrangements for Mr. Flowers, if his employment with the Surviving Corporation is involuntarily terminated or if employment arrangements satisfactory to Mr. Flowers are not reached within 12 months following the Effective Time, his salary and benefits will be continued for a period of 15 months following the date of involuntary termination (subject to possible extension as referenced above). In consideration for such severance benefits, Mr. Flowers will (i) assist Technitrol management in providing a smooth transition with respect to consolidation of Pulse operations with the Technitrol Electronic Products Segment, (ii) undertake reasonable special projects when so requested, (iii) be provided with certain office equipment and furniture to maintain an office within his home, (iv) be reimbursed for expenses associated with establishing and maintaining a private telephone and fax line, and (v) be provided with out placement assistance through an independent agency, subject to limitations of a maximum expenditure of $30,000 during a period of 24 months following the Effective Time. Mr. Flowers will report directly to the President of Technitrol.

  The severance arrangements for Messrs. Brosnan, Holman, Houston, Luner and McCready will take effect in the event that their employment is involuntarily terminated within 12 months following the Effective Time. Each person's severance arrangement will consist of salary and benefits for six months following the date of involuntary termination (subject to possible extension as referenced above).

  In addition to the foregoing severance arrangements, the Pulse Board on May 22, 1995 determined to pay retention bonuses to Messrs. Holman and McCready in the amounts of $30,000 and $10,000, respectively, conditioned upon such individuals' remaining Pulse employees through the Effective Time. The bonus payments were authorized in order to help assure the continued assistance of Messrs. Holman and McCready in the legal and financial aspects of the Merger.

  Stock Option Agreements. Certain of Pulse's stock option agreements, as well as the employee benefit plans to which such agreements relate, provide that an event such as the Merger will cause the underlying options to terminate upon the effectiveness of such event (in the case of the Merger, at the Effective Time); however, prior to any such termination the exercisability of the options is accelerated (i.e., the options become exercisable in full, whether or not then otherwise exercisable or "vested"). Technitrol and Pulse have agreed, subject to approval and adoption of the Merger Agreement by the stockholders of Pulse, to amend all such Pulse stock option agreements and the employee benefit plans to which these agreements relate to prevent the Merger from terminating any options which would otherwise become Assumed Options. These amendments will affect certain officers and Directors of Pulse, although the amendments apply to all holders of such options. Technitrol has further undertaken that the unvested portion of options held by Pulse Directors will not be forfeited because such individuals do not continue as directors of the Surviving Corporation.

  Indemnification. The Merger Agreement provides that, from and after the Effective Time the Surviving Corporation will indemnify, defend and hold harmless the present and former officers and Directors of Pulse (collectively, the "Indemnified Parties") against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of (with the approval of Technitrol and the Surviving Corporation, which approval shall not be unreasonably withheld) or otherwise in connection with any claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on the fact that such person is or was an officer or Director of Pulse and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), in each case to the full extent permitted under the DGCL. The Surviving Corporation will also pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under the DGCL, upon receipt from the Indemnified Party to whom expenses are advanced of an undertaking to repay such advances. Technitrol has agreed to guarantee the obligations of the Surviving Corporation in this regard.

  In addition to the foregoing indemnification, (i) for a period of two years after the Effective Time, Technitrol will cause to be maintained in effect the current policies of Directors' and officers' liability insurance maintained by Pulse (provided that Technitrol may substitute therefor policies of at least the same coverage and amounts) and (ii) the charter documents of the Surviving Corporation shall contain the provisions with respect to indemnification which are set forth in the charter documents of Pulse, which provisions shall not be modified for a period of six years after the Effective Time in any manner which would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were Directors or officers of Pulse in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law.

                 TECHNITROL AND PULSE STOCK PRICE INFORMATION

  Technitrol Common Stock is quoted on the ASE under the symbol "TNL". The following table sets forth the range of high and low closing prices for Technitrol Common Stock for the calendar quarters indicated:

                                                                 HIGH     LOW
                                                                ------- -------
   1993
       First Quarter........................................... $ 9.125 $ 8.250
       Second Quarter..........................................   8.500   7.583
       Third Quarter...........................................   9.250   7.750
       Fourth Quarter..........................................  10.125   8.208
   1994
       First Quarter...........................................  11.792   9.875
       Second Quarter..........................................  12.917  10.875
       Third Quarter...........................................  14.500  11.583
       Fourth Quarter..........................................  16.000  12.000
   1995
       First Quarter...........................................  15.125  13.500
       Second Quarter..........................................  15.000  13.375
       Third Quarter (through August 11, 1995).................  16.375  14.000

  On April 21, 1995, the last trading day prior to the public announcement of the proposed Merger, the closing price of Technitrol Common Stock was $13.375 per share. On August 11, 1995, the closing price of Technitrol Common Stock was $16.375. There can be no assurance as to the actual price of Technitrol Common Stock at the Effective Time or at any time thereafter.

  Pulse Common Stock is quoted on the Nasdaq National Market under the symbol "PLSE". The following table sets forth the range of high and low closing prices for Pulse Common Stock for the calendar quarters indicated:

                                                                    HIGH   LOW
                                                                   ------ -----
   1993
       First Quarter.............................................. $10.00 $7.75
       Second Quarter.............................................   8.25  6.25
       Third Quarter..............................................   9.25  6.75
       Fourth Quarter.............................................   9.75  8.25
   1994
       First Quarter..............................................   9.25  7.50
       Second Quarter.............................................   7.75  5.25
       Third Quarter..............................................   6.00  4.00
       Fourth Quarter.............................................   5.88  4.08
   1995
       First Quarter..............................................   6.38  4.88
       Second Quarter.............................................   7.88  6.00
       Third Quarter (through August 11, 1995)....................   8.63  7.75

  On April 21, 1995, the last trading day prior to the public announcement of the proposed Merger, the closing price of Pulse Common Stock was reported by the Nasdaq National Market as $7.25 per share. On August 11, 1995, the closing price of Pulse Common Stock reported by the Nasdaq National Market was $8.50.

                                DIVIDEND POLICY

  Technitrol paid a quarterly dividend of $.10 per share of Technitrol Common Stock during the fiscal quarter ended June 30, 1995. During the fiscal years ended December 31, 1994, 1993 and 1992, Technitrol paid $0.376, $0.373 and $0.373 respectively, per share of Technitrol Common Stock in annual dividends. The Technitrol Board makes dividend decisions on a quarterly basis, based on Technitrol's results of operations, financial position, business needs, capital and surplus requirements and other relevant considerations. The Technitrol Board has declared cash dividends for 77 consecutive quarters.

                BENEFICIAL OWNERSHIP OF TECHNITROL COMMON STOCK

  The following table sets forth certain information as of August 11, 1995 except as otherwise indicated, regarding the beneficial ownership of Technitrol Common Stock by (i) each person who is known to Technitrol to be the beneficial owner of 5% or more of Technitrol Common Stock, (ii) each director of Technitrol, (iii) certain executive officers of Technitrol and
(iv) all directors and executive officers as a group. To Technitrol's knowledge, the beneficial owners named in the table have sole voting and investment power with respect to the shares.

                                 SHARES       PERCENT OF        PRO FORMA
          NAME             BENEFICIALLY OWNED CLASS (1)  EFFECT OF MERGER (1)(2)
          ----             ------------------ ---------- -----------------------
Gordon Palmer, Jr. ......       996,300(2)      16.47%            12.97%
Tinicum Investors Group..       505,500(3)       8.36              6.58
Dimensional Fund Advi-
 sors, Inc. .............       386,100(4)       6.38              5.03
J. Barton Harrison.......        83,370          1.38              1.09
Roy E. Hock..............       273,989          4.50              3.57
James M. Papada, III.....         3,300             *                 *
James J. Rafferty, Jr....        54,540             *                 *
Thomas J. Flakoll........        41,939             *                 *
Edward M. Mazze..........         1,900             *                 *
Graham Humes.............        21,000             *                 *
Stanley E. Basara........         1,500             *                 *
John E. Burrows, Jr. ....           600             *                 *
Directors and Officers as
 a group (13 people).....       494,635          8.18              6.44

--------
*  Less than 1% of the outstanding Technitrol Common Stock.
(1) Assumes total shares outstanding of 6,047,742.
(2) Assumes the issuance of 1,631,790 shares of Technitrol Common Stock in the Merger.
(3) Mr. Palmer is one of the founders of the Company and served as a Director from 1947 until July 31, 1991. He has been retired since 1977.
(4) Group consists of Tinicum Investors which owns 337,185 shares ("Investors"), James H. Kasschau, an officer and director of Investors, who owns 30,000 shares, and RIT Capital Partners plc, which owns 138,315 shares ("RIT"). With respect to said shares, RIT shares voting and dispositive powers with J. Rothschild Capital Management Ltd. ("Capital"). Investors and Mr. Kasschau have the same address and RIT and Capital are located at 15 St. James's Place, London SW1A 1NW, England.
(5) Of these shares, 228,600 shares held of record by Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment adviser, 150,300 shares by DFA Investment Dimensions Group, Inc. and 7,200 shares by The DFA Investment Trust Company. Though Dimensional is deemed to be the beneficial owner of all shares, it disclaims such beneficial ownership.

                  BENEFICIAL OWNERSHIP OF PULSE COMMON STOCK

  The following table sets forth certain information as of August 11, 1995, except as otherwise indicated, regarding the beneficial ownership of Pulse Common Stock by (i) each person who is known to Pulse to be the beneficial owner of 5% or more of Pulse Common Stock, (ii) each director of Pulse, (iii) certain executive officers of Pulse and (iv) all directors and executive officers as a group (including those named). Except as otherwise indicated, each individual named has sole voting and investment power with respect to the Pulse Common Stock shown and the Pulse Common Stock beneficially owned consists solely of Class A Stock.

                           SHARES OF PULSE COMMON             TECHNITROL COMMON
          NAME            STOCK BENEFICIALLY OWNED PERCENT   STOCK TO BE OWNED(1) % OF CLASS(1)
          ----            ------------------------ -------   -------------------- -------------
Clarke H. Bailey........           94,196(2)         1.7%(2)        54,747               *
David R. Flowers........          218,132(2)         3.8%(2)       126,778             1.6%
Ronald G. Peters........           91,363(2)         1.6%(2)        53,100               *
William R. Stensrud.....            6,667(2)            *            3,875               *
John A. Houston.........           76,124(2)         1.3%(2)        44,243               *
Technitrol, Inc. .......          655,489(3)        10.5%(3)            NA              NA
 1210 Northbrook Drive,
 Suite 385
 Trevose, PA 19053
Bel Fuse Acquisition              531,400(4)         9.5%(4)       154,425             2.0%
 Corp. .................
 198 Van Vorst Street
 Jersey City, NJ 07302
Ryback Management                 455,260(5)         7.6%(5)       132,299             2.2%
 Corporation............
 Advisor to the Lindner
 Funds
 7711 Carondelet Ave.,
 Ste. 700
 (Clayton) St. Louis, MO
 63105
The TCW Group, Inc. ....          333,800(6)         6.0%(6)        97,002             1.3%
 865 South Figueroa
 Street
 Los Angeles, CA 90017
All Directors and
 Executive Officers as a
 Group (7 persons)......          512,998(2)         8.7%(2)       298,106             3.8%

--------
*  Less than 1% of the outstanding Pulse Common Stock at August 11, 1995.
(1) Assumes the issuance of 1,631,790 shares of Technitrol Common Stock in the Merger and an Exchange Ratio of .5812. All Directors and Executive Officers have agreed to make a Stock Election. It is assumed, for purposes of the percentage ownership calculation, that each of the other stockholders (other than Technitrol, Inc.) will receive Merger Consideration consisting of 50% Technitrol Common Stock and 50% cash. Each Pulse stockholder can elect to receive all Technitrol Common Stock or all cash, or may indicate that they have no preference as to receiving either.
(2) Includes with respect to Messrs. Bailey, Flowers, Peters, Stensrud, Houston and all directors and executive officers as a group (including those named) 23,250 shares, 149,467 shares, 37,613 shares, 6,667 shares, 64,834 shares and 307,165 shares, respectively, of Pulse Common Stock subject to options or warrants exercisable immediately or within sixty days, and the percentages of outstanding stock beneficially owned by each of such persons and such group were computed based on the number of shares (excluding shares held by Pulse as treasury shares) which would have been outstanding if the options or warrants of each (but not of the others) had been exercised. The options have exercise prices ranging from $1.00 per share to $9.00 per share. Of the shares subject to options beneficially owned by Mr. Bailey, 9,250 shares are held as a nominee of Oppenheimer.
(3) Consists of 655,489 shares of Pulse Class B Stock issuable upon the exercise of a warrant that is immediately exercisable. See "CERTAIN RELATED TRANSACTIONS--Technitrol Purchase of Outstanding Pulse Warrant." Under the Pulse Certificate of Incorporation, each share of Pulse Class B Stock is immediately convertible into one share of Pulse Common Stock. It is anticipated that such warrant will be canceled at the Effective Time.

(4) Based on filings on Schedule 13D made by Bel Fuse Acquisition Corp. ("BFAC") under the Exchange Act (the most recent of which received by Pulse was dated April 28, 1995) in which BFAC states that it has sole power to vote and dispose, or direct the disposition, of all 531,400 shares.
(5) Based on filings on Schedule 13G made by Ryback Management Corporation ("Ryback") under the Exchange Act (the most recent of which received by Pulse was dated January 25, 1995) in which Ryback states that it has sole power to vote and dispose, or direct the disposition, of all 455,260 shares.
(6) Based on filings on Schedule 13G made by The TCW Group, Inc. ("TCW") under the Exchange Act (the most recent of which received by Pulse was dated January 21, 1995) in which TCW states that it has sole power to vote and dispose, or direct the disposition, of all 333,800 shares.

                    DESCRIPTION OF TECHNITROL CAPITAL STOCK

  The authorized capital stock of Technitrol consists of 10,000,000 shares of Technitrol Common Stock. The Charter Amendment, if adopted, would increase the authorized capital stock of Technitrol to 30,000,000 shares of Technitrol Common Stock. See "PROPOSAL TO INCREASE AUTHORIZED SHARES OF TECHNITROL COMMON STOCK."

  As of the Technitrol Record Date, there were 6,047,742 shares of Technitrol Common Stock outstanding held of record by approximately 704 shareholders. Holders of Technitrol Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. In the event of a liquidation, dissolution or winding up of Technitrol, the holders of Technitrol Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Technitrol Common Stock has no preemptive or other subscription rights. All outstanding shares of Technitrol Common Stock are fully paid and non-assessable except for shares issued pursuant to Technitrol's Restricted Stock Plan which are subject to the terms of such Restricted Stock Plan, and the shares of Technitrol Common Stock to be outstanding upon completion of the Merger will be fully paid and non-assessable (except for shares issued pursuant to Technitrol's Restricted Stock Plan).

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for Technitrol Common Stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey, 07016, and its telephone number is (908) 272-8511.

                 COMPARISON OF RIGHTS OF HOLDERS OF TECHNITROL
                COMMON STOCK AND HOLDERS OF PULSE COMMON STOCK

  Upon consummation of the Merger, the stockholders of Pulse, a Delaware corporation, will become shareholders of Technitrol, a Pennsylvania corporation. Although the Delaware General Corporation Law, ("DGCL" or "Delaware Law") and the Business Corporation Law of Pennsylvania ("PBCL" or "Pennsylvania Law") are similar in many respects, there are a number of differences between the two statutes which should be carefully considered by Pulse stockholders in evaluating the Merger. The following summary, which sets forth certain material differences between the two statutes, does not purport to be a complete statement of all differences between the DGCL and PBCL, nor does it purport to be a complete statement of the provisions of the two statutes which it compares.

FIDUCIARY DUTIES OF DIRECTORS

  Both Delaware Law and Pennsylvania Law provide that the board of directors has the ultimate responsibility for managing the business affairs of a corporation. In discharging this function, directors owe fiduciary duties of care and loyalty to the corporation and to its securityholders.

  Delaware courts have held that the duty of care requires the directors to exercise an informed business judgment. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have, under certain circumstances, also imposed a heightened standard of conduct upon directors in matters involving a contest for control of the corporation.

  Similar to Delaware Law, Pennsylvania Law requires that directors perform their duties in good faith. The PBCL, however, contains a provision specifically permitting (though not requiring) directors, in discharging their duties, to consider the effects of any action taken by them upon any or all affected groups (including, e.g., shareholders, members, employees, suppliers, customers, creditors and the community in which the corporation operates) as well as all other pertinent factors. Furthermore, unlike Delaware Law, the PBCL makes clear that a director has no greater burden to justify any act relating to an actual or potential acquisition of the corporation than he or she has regarding any other act as a director.

LIMITATION OF DIRECTOR LIABILITY

  Both Delaware Law and Pennsylvania Law permit a corporation's certificate (articles) of incorporation or bylaws to limit a director's exposure to monetary liability for breach of fiduciary duty.

  Pursuant to Delaware Law, a director cannot be relieved of liability for (i) breach of his/her duty of loyalty to the company, (ii) acts or omissions not in good faith or constituting intentional misconduct or knowing violation of the law, (iii) declaration of an improper dividend, stock purchase or redemption of shares, or (iv) any transaction from which the director derived an improper personal benefit.

  Similarly, pursuant to Pennsylvania Law, a director cannot be relieved of liability for (i) breach of his/her statutory duties of care and good faith to the company, (ii) breach or omission constituting self-dealing, willful misconduct or recklessness, (iii) violation of criminal statutes, or (iv) non-payment of federal, state or local taxes.

INDEMNIFICATION

  Both Delaware Law and Pennsylvania Law permit a corporation to indemnify any person involved in a third party action by reason of his/her being an officer or director of the corporation, against expenses, judgments, fines and settlement amounts paid in such third party action (and against expenses incurred in any derivative action), if such person acted in good faith and reasonably believed that his/her actions were in, or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, both Delaware Law and Pennsylvania Law permit indemnification when the director or officer had no reasonable cause to believe that his/her conduct was unlawful. Furthermore, both states' laws provide that a corporation may advance expenses incurred in defending any action upon receipt of an undertaking by the person to repay the amount advanced if it is ultimately determined that he/she is not entitled to indemnification.

  In general, no indemnification for expenses in derivative actions is permitted under either the DGCL or the PBCL where the person has been adjudged liable to the corporation, unless a court finds him entitled to such indemnification. If, however, the person has been successful in defending a third party or derivative action, indemnification for expenses incurred is mandatory under both states' laws.

  In both states, the statutory provisions for indemnification are nonexclusive with respect to any other rights, such as contractual rights under a bylaw, agreement or vote of stockholders or disinterested directors to which a person seeking indemnification may be entitled. Unlike Delaware Law, however, Pennsylvania Law expressly permits such contractual or other rights to provide for indemnification in connection with a third party action, including a derivative action, unless a court determines that the acts or omissions giving rise to the claim for indemnification constituted willful misconduct or recklessness.

SHAREHOLDER PROTECTIVE PROVISIONS

  Both Delaware Law and Pennsylvania Law contain provisions which provide protection to shareholders, and the corporation in which they own shares, against abusive acquisition and takeover techniques.

  Under the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder (beneficial owner of 15% or more of the corporation's voting stocks) for a period of three years from the date the stockholder became interested, unless (i) prior to such date, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) the interested stockholder acquired 85% of the voting stocks at the time the transaction commenced, or (iii) on or subsequent to such date the business combination is approved by the board and 66 2/3% of the noninterested stockholders. This provision of the DGCL does not apply to a corporation if the certificate of incorporation or bylaws contain a provision expressly electing not to be governed by this provision or the corporation does not have voting stock either listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

  Unlike Delaware Law, under the PBCL, a corporation is permanently prohibited from engaging in any business combination with an interested shareholder (defined in Pennsylvania as a beneficial owner of 20% or more of the corporation's voting shares) unless (i) the shareholder became interested after the date the board of directors approved the business combination, (ii) within three months after the date the shareholder became interested, and his/her beneficial ownership amounts to 80% of the corporation's voting shares, the business combination is approved by the noninterested shareholders and it meets certain other conditions concerning amount of consideration,
(iii) at any time after the date the shareholder became interested, the business combination is approved by unanimous vote of the shareholders, (iv) within five years after the date the shareholder became interested, the business combination is approved by a majority of the noninterested shareholders, or (v) within five years after the date the shareholder became interested, the business combination is approved by a majority of all shareholders and meets certain conditions set forth in the PBCL which concern the amount of consideration. Unless the articles of incorporation provide otherwise, this provision of the PBCL does not apply to a corporation if the corporation does not have voting shares either registered or traded on a national securities exchange or registered with the SEC.

AMENDMENTS TO CERTIFICATE (ARTICLES) OF INCORPORATION

  Under Delaware Law, amending the certificate of incorporation generally requires the approval of the holders of a majority of the shares of stock entitled to vote. Pennsylvania Law only requires the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote on a proposed amendment, unless a specific provision of the PBCL or the articles of incorporation requires a greater percentage.

MERGERS AND MAJOR TRANSACTIONS

  Under Delaware Law, fundamental corporate transactions (such as mergers, sales of all or substantially all of the corporation's assets, dissolutions, etc.) require the approval of the holders of a majority of the outstanding stock entitled to vote. Pennsylvania Law reduces the approval threshold to a majority of the votes cast. Delaware Law and Pennsylvania Law each permit a corporation to increase the minimum percentage vote required above the statutory minimums described above.

DIVIDENDS

  Delaware Law permits dividends to be paid out of (i) surplus (the excess of net assets of the corporation over capital) or (ii) net profits for the current and/or the then preceding fiscal year, unless the net assets are less than the capital of any outstanding preferred stock. Pennsylvania Law permits the payment of dividends, called distributions, unless after payment (i) the corporation would be unable to pay its debts as they become due in the usual course of its business, or (ii) the corporation's total assets would be less than its total liabilities.

SHARE REPURCHASE

  Under Delaware Law, a corporation may not purchase or redeem its own stock by reducing the capital represented by such shares unless the assets of the corporation remaining after such reduction shall be sufficient to pay any debts of the corporation for which payment has not been otherwise provided. There is no similar restriction in Pennsylvania Law.

VOTING RIGHTS

  Under Delaware Law, cumulative voting in the election of directors is only permitted if expressly authorized in a corporation's certificate of incorporation. Under Pennsylvania Law, however, cumulative voting is permitted unless, (i) disallowed by the articles; or (ii) the shareholder was not permitted to cumulate his/her votes at the date of incorporation, unless authorized by the articles.

APPRAISAL OR DISSENTERS RIGHTS

  The rights of shareholders to demand payment in cash by a corporation of the fair value of their shares under certain circumstances are called appraisal rights under the DGCL and dissenters rights under the PBCL. Delaware Law does not afford appraisal rights to holders of shares which are either listed on a national securities exchange, quoted on the Nasdaq Stock Market or held of record by more than 2,000 stockholders, unless the plan of merger or consolidation converts such shares into anything other than shares of the surviving corporation or shares of stock of another corporation which, at the effective date of the merger or consolidation, will either be listed on a national securities exchange, quoted on Nasdaq Stock Market or held of record by more than 2,000 stockholders.

  Pennsylvania does not afford dissenters rights to shareholders of a corporation which is a party to any plan of merger (i) with respect to shares of a class or series which is listed on a national securities exchange or is held on the record date by more than 2,000 shareholders or (ii) when such shareholder holds the shares of the acquiring corporation.

AMENDMENTS TO BYLAWS

  Under Delaware Law, the certificate of incorporation may confer on the board of directors the power to amend the bylaws. Additionally, the DGCL provides that a corporation's bylaws may be amended by the stockholders entitled to vote, which power shall not be divested or limited where the board also has such power. Under Pennsylvania Law, the shareholders retain the right to amend the bylaws and the board of directors may be given the power to amend bylaws unless the subject of such amendment is solely the province of the shareholders.

ACTION BY WRITTEN CONSENT

  Delaware Law permits a majority or higher required percentage of stockholders entitled to vote to consent in writing to any action that could be taken by stockholders at a meeting, unless the certificate of incorporation prohibits such written consent. Pennsylvania Law permits, if the bylaws provide, any corporate action to be taken by nonunanimous shareholder consent without a meeting, where shareholders having the minimum number of votes that would be necessary to take such action at a meeting sign written consents.

SPECIAL MEETING OF SHAREHOLDERS

  Under Delaware Law, a special meeting of the stockholders may be called by the board of directors or such other person as may be authorized by the certificate of incorporation or bylaws. Pennsylvania Law permits a special meeting of shareholders to be called by the board of directors, officers, an interested shareholder for the purpose of approving a business combination, or a group of shareholders as the articles may provide.

ANNUAL MEETING OF SHAREHOLDERS

  Under Delaware Law, if the annual meeting for the election of directors is not held on the designated date, the directors are required to cause such a meeting to be held as soon thereafter as convenient. If they fail to do so for a period of 30 days after the designated date, or if no date has been designated for a period of 13 months after the organization of the corporation or after its last annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

  Under Pennsylvania Law, if the annual meeting for election of directors is not held on the designated date the directors are required to cause such a meeting to be held as soon thereafter as may be convenient. If they fail to do so for a period of six months after the designated date, any shareholder may call the meeting at any time thereafter.

CASE LAW AND COURT SYSTEMS

  There is a substantial body of case law in Delaware interpreting the corporation laws of that state. A comparable body of judicial interpretation does not yet exist in Pennsylvania. Delaware also has established a system of Chancery Courts to adjudicate matters arising under the DGCL. Pennsylvania does not have an equivalent court system. As a result of these factors, there may be less certainty as to the outcome of matters governed by the PBCL, and therefore it may be more difficult to obtain legal guidance as to such matters than would be the case under Delaware Law.

INSPECTION OF BOOKS AND RECORDS

  Both Delaware and Pennsylvania law allow a securityholder, upon written demand, to examine the books and records of a corporation (including records of proceedings of shareholders and directors) for any reason reasonably related to the interest of a person as a shareholder.

                          PULSE STOCKHOLDER PROPOSALS

  If the Merger is not consummated, proposals of stockholders of Pulse intended to be presented at the 1996 annual meeting of Pulse must be received no later than June 9, 1996, by the Acting Corporate Secretary of Pulse at its principal executive office at 12220 World Trade Drive, San Diego, California 92128, in order to be eligible for consideration for inclusion in Pulse's proxy statement for such meeting.

                       TECHNITROL SHAREHOLDER PROPOSALS

  Proposals of shareholders of Technitrol intended to be presented at the 1996 annual meeting of Technitrol must be received no later than December 22, 1995, by the Secretary of Technitrol at its principal executive office at 1210 Northbrook Drive, Suite 385, Trevose, Pennsylvania 19053, in order to be eligible for consideration for inclusion in Technitrol's proxy statement for such meeting.

                                    EXPERTS

  The consolidated financial statements as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 have been included in this Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, as set forth herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in 1993 in the method of accounting for income taxes.

  The consolidated financial statements of Pulse appearing in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report also appearing elsewhere herein and are included herein in reliance upon such report given upon authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the Technitrol Common Stock issuable pursuant to the Merger and certain other legal matters relating to the Merger and the transactions contemplated thereby will be passed upon for Technitrol by Stradley, Ronon, Stevens & Young, Philadelphia, Pennsylvania. James M. Papada, III, Esq., a member of the Technitrol Board, is a partner of Stradley, Ronon, Stevens & Young. Certain legal matters relating to the Merger and the transactions contemplated thereby will be passed upon for Pulse by Pillsbury Madison & Sutro, San Diego, California.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Technitrol, Inc. and Subsidiaries
  Interim Periods:
    Consolidated Balance Sheets............................................  F-2
    Consolidated Statements of Earnings....................................  F-3
    Consolidated Statements of Cash Flows..................................  F-4
    Notes to Consolidated Financial Statements.............................  F-5
  Fiscal Year 1994:
    Independent Auditors' Report...........................................  F-7
    Consolidated Balance Sheets............................................  F-8
    Consolidated Statements of Earnings and Retained Earnings..............  F-9
    Consolidated Statements of Cash Flows.................................. F-10
    Notes to Consolidated Financial Statements............................. F-11
Pulse Engineering, Inc.
  Fiscal Year 1995:
    Consolidated Balance Sheets............................................ F-25
    Consolidated Statements of Operations.................................. F-26
    Consolidated Statements of Stockholders' Equity........................ F-27
    Consolidated Statements of Cash Flows.................................. F-28
    Notes to Consolidated Financial Statements............................. F-29
    Report of Independent Auditors......................................... F-36

                       TECHNITROL, INC. AND SUBSIDIARIES
                          Consolidated Balance Sheets
                      June 30, 1995 and December 31, 1994
                           (in thousands of dollars)

                                                            June 30,          Dec. 31,
                                                            --------          --------
                      Assets                                  1995              1994
                      ------                                  ----              ----
Current assets:
 Cash and cash equivalents                                 $   5,041          $    8,716
 Receivables:
  Trade                                                       23,762              22,614
  Other                                                          424                 139
 Inventories:
  Finished goods                                               5,819               5,471
  Work in process                                              9,227               8,420
  Raw materials and supplies                                  10,140               7,823
                                                            ---------          ----------
      Total inventories                                       25,186              21,714
 Prepaid expenses                                              1,151                 851
                                                            ---------          ----------
      Total current assets                                    55,564              54,034
                                                            ---------          ----------

Property, plant and equipment                                 57,696              55,180
  Less accumulated depreciation                               33,001              30,809
                                                            ---------          ----------
      Net property, plant and equipment                       24,695              24,371
Investment in common stock warrants of Pulse
   Engineering (see Note 5)                                    4,769                  --
Deferred income taxes                                          2,523               2,409
Other assets                                                   3,619               3,941
                                                            ---------          ----------
                                                           $  91,170          $   84,755
                                                            =========          ==========
        Liabilities and Shareholders' Equity
        ------------------------------------
Current liabilities:
 Current installments of long-term debt                    $      22          $       22
 Short-term debt                                                  --                 756
 Accounts payable                                              6,202               5,841
 Income taxes payable                                          1,570               1,916
 Dividends payable                                               605                 572
 Accrued payroll                                               2,704               3,118
 Accrued pension expense                                       4,913               4,589
 Other accrued expenses                                        8,225               7,060
                                                            ---------          ----------
      Total current liabilities                               24,241              23,874
                                                            ---------          ----------

Long-term debt, excluding current installments                18,113              15,124

Shareholders' equity:
 Common stock                                                  1,118               1,118
 Additional paid-in capital                                    4,730               4,329
 Retained earnings                                            48,454              45,923
                                                            ---------          ----------
                                                              54,302              51,370
 Less:  Cost of treasury stock                                (4,531)             (4,573)
        Unearned compensation under stock award plan            (834)               (560)
 Cumulative translation adjustment                              (121)               (480)
                                                            ---------          ----------
        Net shareholders' equity                              48,816              45,757
                                                            ---------          ----------
                                                           $  91,170          $   84,755
                                                            =========          ==========

See accompanying notes to consolidated financial statements.

                       TECHNITROL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                           (in thousands of dollars)

                                                  Three Months                    Six Months
                                                  ------------                    ----------
                                                  Ended June 30                  Ended June 30
                                                  -------------                  -------------

                                                1995           1994           1995           1994
                                                ----           ----           ----           ----
   1.  Net sales                            $   39,394     $   37,816     $   79,437     $   72,776

   2.  Costs and expenses
       a)  Cost of goods sold                   27,588         27,492         57,090         53,009
       b)  Selling, general and
              administrative expenses            8,206          7,284         15,981         14,218
                                                 -----          -----         ------         ------

               Total costs and expenses         35,794         34,776         73,071         67,227
                                                ------         ------         ------         ------

   3.  Operating profit                          3,600          3,040          6,366          5,549

   4.  Other income (expense)
         Interest                                 (313)          (201)          (548)          (471)
         Other                                      --             52            (96)            13
                                                  ----             --            ---             --

               Total other income (expense)       (313)          (149)          (644)          (458)
                                                  ----           ----           ----           ----

   5.  Earnings before taxes                     3,287          2,891          5,722          5,091

   6.  Income taxes                              1,267          1,149          2,010          1,979
                                                 -----          -----          -----          -----

   7.  Net earnings                         $    2,020     $    1,742     $    3,712     $    3,112
                                                 =====          =====          =====          =====

   8.  Weighted average common shares
         outstanding                         6,042,000      6,015,000      6,042,000      6,015,000

   9.  Earnings per share                   $      .33     $      .29     $      .61     $      .52

  10.  Dividends declared per share         $      .10     $     .093     $     .195     $     .187

Dollar amounts are in thousands except for earnings per share and dividends per share.

See accompanying notes to consolidated financial statements.

                       TECHNITROL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    Six Months Ended June 30, 1995 and 1994

                           (In thousands of dollars)

                                                               June 30,          June 30,
                                                               --------          --------
                                                                 1995              1994
                                                                 ----              ----
Cash flows from operating activities:
Net earnings                                                  $    3,712       $    3,112
Adjustments to reconcile net earnings to net
 cash provided by operating activities:
  Depreciation and amortization                                    2,722            2,609
  Gain on disposal of equipment                                       50              --
  Changes in assets and liabilities net of
   effect of acquisition:
   (Decrease) in income taxes payable                               (295)            (229)
   Increase in accounts payable and                                1,588            5,255
    accrued expenses
   (Increase) in accounts receivable                              (1,034)          (4,977)
   (Increase) in inventories                                      (3,355)          (4,421)
  Other, net                                                        (551)            (417)
                                                               ----------       ----------
     Net cash provided by operating activities                     2,837              932
                                                               ----------       ----------


Cash flows from investing activities:
   Acquisition of capital stock of the Fil-Mag
      Group, net of cash acquired                                    --            (8,805)
   Acquisition of common stock warrants of Pulse
      Engineering                                                 (4,769)             --
   Capital expenditures, exclusive of acquired
      businesses                                                  (2,920)          (1,831)
   Proceeds from sale of property, plant and
      equipment                                                       17              --
                                                               ----------       ----------
      Net cash used in investing activities                       (7,672)         (10,636)
                                                               ----------       ----------


Cash flows from financing activities:
   Dividends paid                                                 (1,179)          (1,121)
   Repayment of Fil-Mag Group funded indebtedness                    --            (1,014)
   Proceeds of long-term debt                                      5,000           10,000
   Principal payments of long-term debt                           (2,011)             (12)
   Net repayment of short-term debt                                 (769)          (1,173)
                                                               ----------       ----------
      Net cash provided (used) by financing activities             1,041            6,680
                                                               ----------       ----------

  Net effect of exchange rate changes on cash                        119               79

Net (decrease) in cash and cash equivalents                       (3,675)          (2,945)

Cash and cash equivalents at beginning of year                     8,716            7,721
                                                               ----------       ----------

Cash and cash equivalents at June 30                          $    5,041       $    4,776
                                                               ----------       ----------

See accompanying notes to consolidated financial statements.

                       TECHNITROL, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

(1)  Accounting Policies
     -------------------

   For a complete description of the accounting policies of Technitrol, Inc. and its consolidated subsidiaries ("the Company"), refer to Note 1 to the financial statements included in the Company's Form 10-K filed for the year ended December 31, 1994.

Reclassifications

   Certain amounts in the 1994 financial statements have been reclassified to conform with the current year's presentation.

(2)  Acquisitions
     ------------

   On January 17, 1994, the Company, through its wholly-owned subsidiary, Technitrol International, Inc., a Delaware corporation, acquired from FEE Technology, S.A. all of the issued and outstanding capital stock of FEE Fil-Mag Taiwan Corporation ("FFT"), FEE Fil-Mag Singapore Pte. Corporation ("FFS") and Fil-Mag, Inc. ("FMI"). FFT, FFS and FMI are referred to below as the "Fil-Mag Group". The Fil-Mag Group is a supplier of magnetic components to domestic and international manufacturers of PCs, network interface cards, network controllers and other devices that are connected to data communications networks such as Token Ring and Ethernet. The Fil-Mag Group conducts manufacturing operations in its plants in Taiwan and the Philippines, engineering activities at its San Diego, California location and sales operations through offices in France, Singapore and San Diego. The Company intends to continue the businesses of the Fil-Mag Group at their current locations.

     The purchase price was $9,082,000 (net of expenses). In addition, the Company caused FMI to repay to FEE Technology, S.A. approximately $1 million of indebtedness. FFT was indebted to local banks in the amount of approximately $3.3 million, all of which has been retired since the acquisition. The purchase price and the $1 million debt repayment were financed by borrowing $10 million under a temporary acquisition line of credit and cash on-hand of approximately $400,000.

     The purchase price was arrived at pursuant to arms-length negotiations taking into account all pertinent factors including, but not limited to, the nature, monetary and strategic value of the assets being acquired, the businesses and business prospects of each member of the Fil-Mag Group and the synergies of the businesses of the Fil-Mag Group with the operations of the Components Division of the Company. The assets acquired had a fair value of approximately $18.0 million, including current assets of $9.0 million and approximately $2.5 million of goodwill associated with the acquisition. Liabilities assumed totaled $8.6 million.

     Subsequent to the acquisition, eight key employees of the Fil-Mag Group entered into a covenant against competition with the Company in exchange for which the Fil-Mag Group paid them, in the aggregate, $1 million during the twelve months subsequent to the acquisition. The $1 million was financed by cash on-hand and is being amortized on a straight-line basis over the life of the covenant.

     The activity of the Fil-Mag Group for the period from January 1 to January 17, 1994, was not material to the consolidated results of the Company.

                       TECHNITROL, INC. AND SUBSIDIARIES

(3)  Shareholders' Equity
     --------------------

       On August 3, 1994, the Company's Board of Directors approved a three-for-one split of the Company's common stock in the form of a 200% common stock dividend for shareholders of record as of August 18, 1994. A total of 5,962,640 shares were issued in connection with the split. The stated par value of each share was not changed from $.125. A total of $745,000 was reclassified from the Company's retained earnings account to the Company's common stock account. All share and per share amounts for 1994 have been restated to retroactively reflect the stock split.

(4)  Supplemental Disclosure of Non-cash Transactions
     ------------------------------------------------

   During the six months ending June 30, 1995 and 1994, the Company issued to employees stock pursuant to the Company's Restricted Stock Plan having a fair value of $406,000 and $469,000, respectively.

(5)  Merger Agreement with Pulse Engineering, Inc.
     --------------------------------------------

       On May 23, 1995, the Company and Pulse Engineering, Inc. ("Pulse") jointly announced that their respective Boards of Directors had approved a definitive merger agreement. Under the agreement, the Company will acquire all the issued and outstanding Pulse shares for approximately $24.0 million in cash and approximately 1,650,000 shares of the Company's stock and Pulse will become a wholly-owned subsidiary of the Company. Pulse stockholders can elect to receive all cash or all common stock of the Company, subject to the limitation that no more than 55% and no less than 50% of the Pulse shares will be converted to the Company's common stock. A stockholder receiving an equal allocation of cash and the Company's common stock will receive $4.25 in cash and .2906 shares of the Company's common stock for each Pulse share. At closing, the exchange ratio will be adjusted upward if the average closing price for the Company's stock is below $13-3/4 (equal to $8.00 per Pulse share) and will be adjusted downward if the average closing price is above $16-3/8 (equal to $9.52 per Pulse share), both calculated on the closing price of the Company's common stock during a ten trading day period preceding closing. The purchase price, if a Pulse stockholder receives 50% cash and 50% Technitrol common stock, will be no less than $8.25 nor more than $9.01 per Pulse share.

       The Company's and Pulse's Boards of Directors will recommend to their respective shareholders that they approve the merger at special meetings of the shareholders to be called in September, 1995. The merger is subject to various conditions which are normal and customary in transactions of this type including receipt of required regulatory approvals.

       The Company also acquired a warrant from an unrelated third party to purchase 655,489 shares of Pulse common stock at a warrant exercise price of $1.00 per share. The purchase price for the warrant was approximately $4,769,000. Based upon Pulse's most recent public filings, the warrant represents beneficial ownership of approximately 9.1% of the issued and outstanding Pulse common stock.

       Pulse, headquartered in San Diego, California, with operations in Hong Kong, the People's Republic of China and Ireland, designs, manufactures and markets electronic components and modules primarily for manufacturers of local area networks and telecommunications systems.

                         INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders
Technitrol, Inc.



We have audited the accompanying consolidated balance sheets of Technitrol, Inc. and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Technitrol, Inc. and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.


As discussed in note 6 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.



Philadelphia, Pennsylvania
March 3, 1995

                       TECHNITROL, INC. AND SUBSIDIARIES
                          Consolidated Balance Sheets

                          December 31, 1994 and 1993
                 In thousands of dollars, except for share data

                                    Assets                                        1994      1993
                                    ------                                        ----      ----
Current Assets:
  Cash and cash equivalents                                                     $ 8,716   $ 7,721
  Receivables:
   Trade                                                                         22,614    13,389
   Other                                                                            139        88
  Inventories:
   Finished goods                                                                 5,471     4,281
   Work in process                                                                8,420     5,991
   Raw materials and supplies                                                     7,823     5,169
                                                                                -------   -------
      Total inventories                                                          21,714    15,441
  Prepaid expenses                                                                  851       549
                                                                                -------   -------
      Total current assets                                                       54,034    37,188

Property, plant and equipment                                                    55,180    45,729
  Less accumulated depreciation                                                  30,809    26,922
                                                                                -------   -------
      Net property, plant and equipment                                          24,371    18,807
Deferred income taxes                                                             2,409     1,605
Other assets                                                                      3,941       972
                                                                                -------   -------
                                                                                $84,755   $58,572
                                                                                =======   =======

          Liabilities and Shareholders' Equity
          ------------------------------------
Current liabilities:
  Current installments of long-term debt                                        $    22   $    21
  Short-term debt                                                                   756        --
  Accounts payable                                                                5,841     3,718
  Income taxes payable                                                            1,916       716
  Dividends payable                                                                 572       559
  Accrued payroll                                                                 3,118     1,499
  Accrued pension expense                                                         4,589     3,002
  Other accrued expenses                                                          7,060     3,617
                                                                                -------   -------
      Total current liabilities                                                  23,874    13,132
                                                                                -------   -------

Long-term debt, excluding current installments                                   15,124     5,146

Commitments and contingencies (Note 7)

Shareholders' equity:
  Common stock, $.125 par. Authorized 10,000,000 shares;
   8,943,960 shares issued in 1994 and 2,981,320 in 1993                          1,118       373
  Additional paid-in capital                                                      4,329     3,926
  Retained earnings                                                              45,923    41,993
                                                                                -------   -------
                                                                                 51,370    46,292
  Less:  Cost of treasury stock (2,922,508 shares in 1994, and
    985,831 shares in 1993)                                                      (4,573)   (4,628)
  Unearned compensation under stock award plan                                     (560)     (485)
  Cumulative translation adjustment                                                (480)     (885)
                                                                                -------   -------
      Total shareholders' equity                                                 45,757    40,294
                                                                                -------   -------
                                                                                $84,755   $58,572
                                                                                =======   =======

      See accompanying notes to consolidated financial statements.

                       TECHNITROL, INC. AND SUBSIDIARIES


           Consolidated Statements of Earnings and Retained Earnings


                  Years ended December 31, 1994, 1993 and 1992
                 In thousands of dollars, except per share data

                                                                          1994       1993       1992
                                                                          ----       ----       ----

Net sales                                                              $146,444   $100,457    $98,554
Cost of sales                                                           106,609     75,705     73,677
                                                                       --------   --------    -------
   Gross profit                                                          39,835     24,752     24,877

Selling, general and administrative expenses                             27,274     19,377     20,019
                                                                       --------   --------    -------
   Operating profit                                                      12,561      5,375      4,858
Other income (expense):
  Interest income                                                           140        108         89
  Interest expense                                                       (1,130)      (389)      (717)
  Other, net                                                               (182)        71        109
                                                                       --------   --------    -------
                                                                         (1,172)      (210)      (519)
                                                                       --------   --------    -------
   Earnings before income taxes                                          11,389      5,165      4,339
Income taxes                                                              4,445      1,809      1,501
                                                                       --------   --------    -------

Net earnings before cumulative effect of a change in
  accounting for income taxes                                          $  6,944   $  3,356    $ 2,838


Cumulative effect on prior years (to January 1, 1993) of a
  change in accounting for income taxes    (Note 6)                         --        261         --
                                                                       --------   --------   --------
   Net earnings                                                        $  6,944   $  3,617    $ 2,838
                                                                       ========   ========    =======

Earnings per share:
Before cumulative effect of a change in accounting for
  income taxes                                                         $   1.15   $    .56    $   .48


Cumulative effect of a change in accounting for income                 $     --   $    .04    $    --
  taxes                                                                --------   --------    -------

Total earnings per share                                               $   1.15   $    .60    $   .48
                                                                       ========   ========    =======

Retained earnings:
  Balance at beginning of year                                         $ 41,993   $ 40,614    $40,005
  Net earnings for the year                                               6,944      3,617      2,838
                                                                       --------   --------    -------
                                                                       $ 48,937   $ 44,231    $42,843
  200% Common stock dividend                                                745         --         --
  Cash dividends declared:
   ($.376 per share in 1994 and $.373 per share in 1993
      and 1992)                                                           2,269      2,238      2,229
                                                                       --------   --------    -------

  Balance at end of year                                               $ 45,923   $ 41,993    $40,614
                                                                       ========   ========    =======

 See accompanying notes to consolidated financial statements.

                       TECHNITROL, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                 Years ended December 31, 1994, 1993, and 1992
                            In thousands of dollars

                                          1994       1993      1992
                                                                             ---------  --------  ---------
Cash flows from operating activities:
  Net earnings                                                               $  6,944   $ 3,617   $  2,838
  Cumulative effect of a change in accounting for income taxes                    --       (261)       --
  Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation and amortization                                                 5,271     4,991      4,968
  Loss (gain) on disposal of equipment                                             88       (60)        40
  Changes in assets and liabilities net of effect of acquisitions:
      Increase in deferred tax benefits                                        (1,019)     (492)      (673)
      Increase (decrease) in income taxes payable                               1,055       798       (376)
      Increase (decrease) in accounts payable                                   1,082       689        (44)
      Increase in accrued expenses                                              3,912       981         60
      (Increase) decrease in accounts receivable                               (4,626)      142       (192)
      (Increase) decrease in inventories                                       (2,482)    1,031       (760)
  Other, net                                                                     (607)      108        763
                                                                             --------   -------   --------

      Net cash provided by operating activities                                 9,618    11,544      6,624
                                                                             --------   -------   --------

Cash flows from investing activities:
  Acquisition of capital stock of the Fil-Mag Group, net of cash
    acquired                                                                   (8,805)     --          --
  Acquisition of capital stock of Doduco Corporation, net of
    cash acquired                                                                 --       --         (441)
  Sales or maturities of marketable securities                                      1         4          1
  Capital expenditures, exclusive of acquisitions                              (4,429)   (2,655)    (3,674)
  Proceeds from sale of property, plant and equipment                             282        71         54
                                                                             --------   -------   --------

      Net cash used in investing activities                                   (12,951)   (2,580)    (4,060)
                                                                             --------   -------   --------

Cash flows from financing activities:
  Repayment of Fil-Mag Group funded indebtedness                               (1,014)      --         --
  Principal payments on long-term debt                                            (21)   (8,421)   (10,678)
  Net repayments of short term debt                                            (2,504)      --         --
  Proceeds of long-term borrowings                                             10,000     6,700     12,600
  Repayment of Doduco Corporation funded indebtedness                             --        --     (6,120)
  Dividends paid                                                               (2,255)   (2,237)    (2,224)
                                                                             --------   -------   --------

      Net cash provided by (used in) financing activities                       4,206    (3,958)    (6,422)
                                                                             --------   -------   --------

  Net effect of exchange rate changes on cash                                     122       (33)       (71)

  Net increase (decrease) in cash and cash equivalents                            995     4,973     (3,929)

Cash and cash equivalents at beginning of year                                  7,721     2,748      6,677
                                                                             --------   -------   --------

Cash and cash equivalents at end of year                                     $  8,716   $ 7,721   $  2,748
                                                                             ========   =======   ========

See accompanying notes to consolidated financial statements.

                       TECHNITROL, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

(1)     Summary of Significant Accounting Policies
        ------- -- ----------- ---------- --------

Principles of Consolidation
---------- -- -------------
          The consolidated financial statements include the accounts of Technitrol, Inc. (the "Company") and all of its subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents
---- --- ---- -----------
          Cash and cash equivalents include funds invested in a variety of liquid short-term investments with a maturity of three months or less.

Inventories
-----------
          Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. In addition to the inventories included in the accompanying balance sheets, the Company has custody of inventories on consignment from suppliers ($14,063,000 at December 31, 1994 and $11,092,000 at December 31, 1993).

Property, Plant and Equipment
--------  ----- --- ---------
          Property, plant and equipment are stated at cost. Depreciation is based upon the estimated useful life of the assets and has been provided for on both the accelerated and the straight line methods. Expenditures for maintenance and repairs are charged to operations as incurred, and major renewals and betterments are capitalized. Upon sale or retirement, the cost of the asset and related accumulated depreciation are removed from the balance sheet, and any resulting gains or losses are included in earnings.

Excess of Cost over Net Assets
------ -- ---- ---- --- ------
          Excess of cost over net assets acquired (which the Company believes has continuing value) is being amortized on a straight-line basis over 15 years. The recoverability of the carrying value of intangible assets is evaluated on a recurring basis.

Earnings per Share
-------- --- -----
          Earnings per share are calculated based on the weighted average number of common shares outstanding. Earnings per share for prior years have been restated to reflect a 200% stock dividend recorded on September 18, 1994.

Foreign Currency Translation
------- -------- -----------
          The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Financial Accounting Standards Board Statement No. 52. All balance sheet accounts have been translated using the year-end exchange rate and all income statement accounts have been translated using the average exchange rate for the year. The gains and losses resulting from the change in exchange rates from the date of acquisition to the current balance sheet date have been reported separately as a component of shareholders' equity. Transaction gains and losses are recorded in the statement of earnings for the year in which they occur.

                       TECHNITROL, INC. AND SUBSIDIARIES

(2)     Acquisitions
        ------------

  On January 17, 1994, the Company, through its wholly-owned subsidiary, Technitrol International, Inc., a Delaware corporation, acquired from FEE Technology, S.A. all of the issued and outstanding capital stock of FEE Fil-Mag Taiwan Corporation ("FFT"), FEE Fil-Mag Singapore Pte. Corporation ("FFS") and Fil-Mag, Inc. ("FMI"). FFT, FFS and FMI are referred to below as the "Fil-Mag Group". The Fil-Mag Group is a supplier of magnetic components to domestic and international manufacturers of PCs, network interface cards, network controllers and other devices that are connected to data communications networks such as Token Ring and Ethernet. The Fil-Mag Group conducts manufacturing operations in its plants in Taiwan and the Philippines; engineering activities at its San Diego, California location; and sales operations through offices in France, Singapore and San Diego. The Company intends to continue the businesses of the Fil-Mag Group at their current locations.

       The purchase price was $9,082,000 (net of expenses). In addition, the Company caused FMI to repay to FEE Technology, S.A. approximately $1 million of indebtedness. FFT was indebted to local banks in the amount of approximately $3.3 million, of which approximately $2.5 million was retired during 1994. The purchase price and the $1 million debt repayment were financed by borrowing $10 million under a temporary acquisition line of credit and cash on-hand of approximately $400,000.

       The purchase price was arrived at pursuant to arms-length negotiations, taking into account all pertinent factors including, but not limited to, the nature, monetary and strategic value of the assets being acquired, the businesses and business prospects of each member of the Fil-Mag Group and the synergies of the businesses of the Fil-Mag Group with the operations of the Components Division of the Company. The assets acquired had a fair value of approximately $18.0 million, including current assets of $9.0 million and approximately $2.5 million of goodwill associated with the acquisition. Liabilities assumed totaled $8.6 million.

       Subsequent to the acquisition, eight key employees of the Fil-Mag Group entered into a covenant against competition with the Company in exchange for which the Fil-Mag Group paid them, in the aggregate, $1 million during the twelve months subsequent to the acquisition. The $1 million was financed by cash on-hand.

       The acquisition has been accounted for by the purchase method of accounting. Had the business been acquired on January 1, 1993, unaudited consolidated pro forma results would have been:


                                                 Year ended
                                              December 31, 1993
                                              -----------------
           Sales                              $130.1 million
           Net earnings                       $    4.3 million
           Net earnings per share             $    .76

                       TECHNITROL, INC. AND SUBSIDIARIES

(2)     Acquisitions, continued
        ------------

The activity of the Fil-Mag Group for the period from January 1 to January 17, 1994, was not material to the consolidated results of the Company.

        This unaudited pro forma information is provided for comparative purposes only. It does not purport to be indicative of the results that actually would have occurred if the acquisition had been consummated on the date indicated or which may be obtained in the future.

        On February 12, 1992, the Company purchased all of the issued and outstanding shares of the capital stock of Doduco Corporation. Upon acquisition, the name of the acquired business was changed to AMI-DDC, Inc. ("AMI-DDC"). AMI-DDC is engaged in the business of manufacturing electrical contacts. The cost of the acquisition amounted to $728,000, consisting of $111,000 of acquisition costs and $617,000 cash paid for all outstanding shares of common stock. Funded indebtedness of AMI-DDC of $3.6 million was repaid during March of 1992, and an additional $2.5 million was repaid in April of 1992. The purchase price and debt repayments were financed by borrowing $5.9 million under a revolving credit loan (with a maximum draw of $6 million) and cash on hand of approximately $1.1 million.

        The acquisition was accounted for by the purchase method of accounting. Had the business been acquired on January 1, 1992, pro forma results of operations would have been:

                                                  Year ended
                                                 Dec. 31, 1992
                                                ---------------
Sales                                           $  99.4 million
Net earnings                                    $   2.9 million
Net earnings per share                          $           .48

        This unaudited pro forma information is provided for comparative purposes only. It does not purport to be indicative of the results that actually would have occurred if the acquisition had been consummated on the date indicated or which may be attained in the future.

(3)  Property, Plant and Equipment
     --------  ----- --- ---------

     Components of property, plant and equipment were as follows (in thousands):

                                              1994                  1993
                                              ----                  ----
Land                                        $ 1,044               $ 1,044
Buildings and improvements                   15,074                12,400
Machinery and equipment                      39,062                32,285
                                            -------               -------
                                            $55,180               $45,729
                                            =======               =======

                       TECHNITROL, INC. AND SUBSIDIARIES

(4)     Long-term Debt
        --------- ----

    Long-term debt was as follows (in thousands):

                                                                                                 1994               1993
                                                                                                 ----               ----
Bank Loans
---- -----
    Variable-rate (LIBOR plus 0.875%) bank loan facility with $8.3 million
     maximum draw, due May 1997 (4.125% rate at December 31, 1993)                         $      --             $ 5,000
                                                                                            ---------              -----

    Variable-rate (LIBOR plus 0.75%) bank loan facility with $20.0 million
     maximum draw, due March 1997 (6.97% rate at December 31, 1994)                        $   15,000             $  --
                                                                                              -------             ------

     Total bank loans                                                                      $   15,000             $5,000

Mortgage Notes, secured by mortgages on land, buildings, and certain
-------- -----
    equipment:

    4.5% mortgage notes, due in monthly installments until 2000                                   146                167
                                                                                              -------             ------

     Total long-term debt                                                                      15,146              5,167

    Less current installments                                                                      22                 21
                                                                                              -------             ------

    Long-term debt excluding current installments                                             $15,124             $5,146
                                                                                              =======             ======
Principal payments due within the next five years are as follows (in thousands):
                                                                               Principal
                                                                               ---------
                      1995                                                       $    22
                      1996                                                            23
                      1997                                                        15,024
                      1998                                                            25
                      1999                                                            26

        In January 1994, the Company borrowed $10 million under a temporary acquisition line of credit as described in Note 2. In March 1994, this amount was refinanced along with the $5 million outstanding at December 31, 1993, into a single variable-rate revolving bank loan facility with a maximum draw of $20 million, maturing in March 1997. On February 9, 1995, $2 million of the $15 million outstanding at December 31, 1994 was repaid and the committed facility was reduced from $20 million to $13 million.


        The Bank Loan facilities are unsecured and contain certain covenants requiring maintenance of minimum net worth and other customary and normal provisions. The Company is in compliance with all such covenants.

                       TECHNITROL, INC. AND SUBSIDIARIES

(5)     Research and Development Expense
        -------- --- ----------- -------


        Research and development expense is included in cost of sales and has not exceeded 3.3% of cost of sales in 1994, 1993 and 1992.


(6)     Income Taxes
        ------ -----


        During 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 requires a change from the deferred method of accounting for income taxes of Accounting Principles Board Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The change in these deferred tax assets or liabilities, including the effect of a change in tax rates, if any, from the beginning to the end of the period generally is recognized as deferred tax expense or benefit.


        Effective January 1, 1993, the Company adopted FAS 109 and has reported the cumulative effect of that change in the method of accounting for income taxes in the consolidated statement of earnings for the year ended December 31, 1993. Prior year financial statements have not been restated. However, amounts recorded for certain prior business combinations have been adjusted from their net of tax amounts to their pre-tax amounts. Related deferred taxes have been recognized. The effect of these adjustments on earnings before taxes is not material.


    Income tax expense was as follows (in thousands):

                                    1994                   1993                     1992
                                  -------                -------                  -------
Current:
    Federal                       $2,837                 $1,394                   $1,666
    State and local                  898                    630                      487
    Foreign                        1,390                    277                       21
                                  ------                 ------                   ------
                                   5,125                  2,301                    2,174
Deferred (benefit)                  (680)                  (492)                    (673)
                                  ------                 ------                   ------
                                  $4,445                 $1,809                   $1,501
                                  ======                 ======                   ======

        For the year ended December 31, 1994, approximately $25,000 was credited to Additional Paid-In Capital to record the tax benefit of dividends paid on restricted stock. Additional Paid-In Capital was also credited for approximately $18,000 for the tax effect of the change in value from the award date to the release date of restricted stock which was released during the period.

                       TECHNITROL, INC. AND SUBSIDIARIES

(6)     Income Taxes, continued
        ------ -----  ---------

        A reconciliation of the statutory Federal income tax rate with the effective income tax rate follows:

                                                                                1994    1993    1992
                                                                              ------  ------  ------
  Statutory Federal income tax rate                                              34%     34%     34%
  Increase (decrease) resulting from:
     Tax exempt earnings of subsidiaries
      in Puerto Rico                                                             (5)    (14)     (9)
     State and local income taxes, net of
      federal benefit                                                             6      10       9
     Non-deductable expenses                                                      1       2      --
     Foreign                                                                     (1)      1      (1)
     Other, net                                                                   4       2       2
                                                                              -----   -----   -----
  Effective tax rate                                                             39%     35%     35%
                                                                              =====   =====   =====

     Deferred tax assets and liabilities were as follows (in thousands):

                                                                        1994            1993
                                                                              -----           -----
Assets:
    Plant and equipment, principally due to differences in
      depreciation                                                         $     --       $      34
    Inventories, principally due to additional costs valued for
      tax purposes                                                              500             229
    Vacation compensation                                                       162             141
    Pension expense                                                           1,158             771
    Stock awards                                                                637             556
    Accrued liabilities                                                         549             327
    Other                                                                       131              84
                                                                              -----           -----
      Total deferred tax assets                                             $ 3,137   $       2,142
                                                                              =====           =====

Liabilities:
    Plant and equipment, principally due to differences in
      depreciation                                                          $   194   $          --
    Local tax on Puerto Rico-sourced income                                      74             120
    Other                                                                       460             417
                                                                                ---             ---
      Total deferred tax liabilities                                        $   728   $         537
                                                                                ---             ---
   Net deferred tax asset                                                   $ 2,409   $       1,605
                                                                              =====           =====

No valuation allowance for deferred tax assets was deemed necessary at December 31, 1994 or 1993. Based on the Company's history of taxable income and its projection of future earnings, management believes that it is more likely than not that sufficient taxable income will be generated in the foreseeable future to realize the deferred tax assets.


(7)     Lease Commitments
        ----- -----------

        The Company conducts a portion of its operations from leased premises and also leases certain equipment under operating leases.

                   TECHNITROL, INC. AND SUBSIDIARIES

(7)     Lease Commitments, continued
        ----- -----------

        Total rental expense for the years ended December 31, 1994, 1993 and 1992 was $1,483,000, $1,183,000 and $1,291,000, respectively. The aggregate minimum rental commitments under non-cancellable leases in effect at December 31, 1994 are as follows (in thousands):

                   Year ending
                    December 31                                         Total
                    -----------                                         -----
                          1995                                      $     1,226
                          1996                                            1,140
                          1997                                            1,051
                          1998                                            1,011
                          1999                                              964
                       Thereafter                                         2,352
                                                                          -----
                                                                    $     7,744
                                                                          =====

(8)     Shareholders' Equity
        ------------  ------

        Changes were as follows (in thousands):

                                                                                Additional paid-
                                                                    Common            in             Treasury      Unearned
                                                                    stock           capital            stock     compensation
                                                                    -----           -------            -----     ------------

Balance at December 31, 1991                                       $  373           3,472           4,720          682
                                                                    -----           -----           -----         ----

Stock award of 39,180 shares, net of forfeitures                       --             312             (62)         374
Compensation under Restricted Stock Plan                               --              --              --         (424)
                                                                    ------          -----           -----         ----
Balance at December 31, 1992                                       $  373           3,784           4,658          632
                                                                    -----           -----           -----         ----

Stock award of 18,630 shares, net of forfeitures                       --             129             (30)         159
Compensation under Restricted Stock Plan                               --              --              --         (306)
Net tax benefit of dividends paid on restricted stock
    and the difference in value between grant date
    and date of vesting                                                --              13              --           --
                                                                    -----           -----           -----         ----
Balance at December 31, 1993                                       $  373           3,926           4,628          485
                                                                    -----           -----           -----         ----

Stock award of 34,985 shares, net of forfeitures                       --             360             (55)         414
Compensation under Restricted Stock Plan                               --              --              --         (339)
Net tax benefit of dividends paid on restricted stock
    and the difference in value between grant date
    and date of vesting                                                --              43              --           --
200% stock dividend recorded on September 18,
    1994.                                                             745              --              --           --
                                                                    -----           -----           -----         ----
Balance at December 31, 1994                                       $1,118           4,329           4,573          560
                                                                    =====           =====           =====         ====

The cumulative translation adjustment was $480,000, $885,000 and $824,000 at December 31, 1994, 1993 and 1992, respectively.

                 TECHNITROL, INC. AND SUBSIDIARIES

(8)     Shareholders' Equity, continued
        ------------  ------

        On August 3, 1994, the Company's Board of Directors approved a three-for-one split of the Company's common stock in the form of a 200% common stock dividend for shareholders of record as of August 18, 1994. A total of 5,962,640 shares were issued in connection with the split. The stated par value of each share was not changed from $.125. A total of $745,000 was reclassified from the Company's retained earnings account to the Company's common stock account. All share and per share amounts have been restated to retroactively reflect the stock split.


(9)     Employee Benefit Plans
        -------- ------- -----

        The Company and its subsidiaries maintain defined benefit pension plans and make contributions to multi-employer plans covering certain union employees. Certain non-U.S. subsidiaries have varying types of retirement plans providing benefits for substantially all of their employees.


     Pension expense was as follows (in thousands):

                                                                  1994                   1993                    1992
                                                               --------               --------                 ------
Principal defined benefit plans                                $ 1,310                $   932                  $ 811
Contributions to multi-employer plans                              201                    170                    180
Other non-U.S. plans                                               160                     --                     --
                                                               -------                -------                  -----
                                                               $ 1,671                $ 1,102                  $ 991
                                                               =======                =======                  =====

     The expense for the principal defined benefit pension plans include the following components (in thousands):

                                                                 1994                     1993                1992
                                                              -------                  -------               -----
Service cost - benefits earned during the period              $ 1,286                  $   963               $ 903
Interest cost on projected benefit obligation                   1,206                      991                 888
Actual return on plan assets                                     (124)                  (1,585)               (586)
Net amortization and deferral                                  (1,058)                     563                (394)
                                                                                       -------               -----
    Net periodic pension cost                                 $ 1,310                  $   932               $ 811
                                                              =======                  =======               =====

                       TECHNITROL, INC. AND SUBSIDIARIES

(9)     Employee Benefit Plan, continued
        ---------------------

        The financial status of the principal defined benefit plans at December 31, was as follows (in thousands):

                                                                                      1994      1993
                                                                                   --------  --------
Actuarial present value of obligations:
    Accumulated benefit obligation (including vested benefits of
     $10,863,000 in 1994 and $7,891,000 in 1993)                                   $12,401    $ 8,100
                                                                                   -------    -------
    Projected benefit obligation for services to date                               18,499     12,808
Plan assets at fair value                                                           15,446     13,144
                                                                                   -------    -------
    Plan assets in excess of (less than) projected benefit obligation              (3,053)        336

Unrecognized net (gain) from past experience different from that                    (1,206)   (3,368)
assumed.

Prior service costs not yet recognized                                                 612       664

Unrecognized net obligation at January 1, 1987 being recognized over
    18 years                                                                            35        38
                                                                                        --        --

     Accrued pension costs at December 31                                          $(3,612)  $(2,330)
                                                                                     =====     =====

        Benefits are based on years of service and average final compensation. For U.S. plans, the Company funds, annually, at least the minimum amount required by the Employee Retirement Income Security Act of 1974. Plan assets consist principally of short-term investments and listed bonds and stocks. Assumptions used to develop data for 1994 and 1993 were as follows:


                                                                                 1994         1993
                                                                                 ----         ----
                    Discount rates                                             7.3-7.5%        9.0%
                    Annual compensation increases                              4.8-7.0%        7.0%
                    Expected long-term rates of return on plan assets          7.5-9.0%        9.0%

        The Company provides certain post-retirement benefits (at least temporarily) to a small number of retirees at one of its recently acquired businesses. These amounts have been accrued and have not had a material impact on the Company's financial statements.


        The Company maintains a defined contribution 401(k) plan covering substantially all U.S. employees not affected by certain collective bargaining agreements. The Company contributes a matching amount equal to $.50 for each $1.00 of the participant's contribution not in excess of 3% of the participant's annual wages. The contribution expense under this plan was $165,000, $177,000 and $155,000 in 1994, 1993, and 1992, respectively.




                                                                     (continued)

                    TECHNITROL, INC. AND SUBSIDIARIES

(10)    Quarterly Financial Data (Unaudited)
        --------- --------- ----  ---------

        Quarterly results of operations (unaudited) for 1994 and 1993 are summarized as follows (in thousands, except per share data):

                                                                              Quarter ended
                                                                            -----------------
                                                   Mar. 31           June 30          Sept. 30           Dec. 31
                                                   -------           -------          --------           -------
1994:
   Net sales                                       $34,960           $37,816           $36,591           $37,077
   Gross profit                                      9,443            10,324             9,985            10,083
   Net earnings                                      1,370             1,742             1,884             1,948
   Net Earnings per Share                              .23               .29               .31               .32

1993:
   Net sales                                       $26,116           $25,295           $25,306           $23,740
   Gross profit                                      6,061             6,478             6,265             5,948
   Net earnings:
    Before cumulative effect - change
     in accounting for income taxes                    647               793               903             1,013

    Cumulative effect - change in
     accounting for income taxes                       261                --                --                --
                                                       ---               ---               ---               ---
         Total                                         908               793               903             1,013
   Net earnings per share:
    Before cumulative effect - change
      in accounting for income taxes                   .11               .13               .15               .17
    Cumulative effect - change in
     accounting for income taxes                       .04                --               --                 --
                                                       ---               ---              ---                ---
         Total                                         .15               .13              .15                .17

(11)    Incentive Compensation Plan
        ---------------------------

        The Company has an Incentive Compensation Plan for key employees of the Company and its subsidiaries. The Plan grants the recipient the right of ownership of Technitrol, Inc. common stock, conditional on the attainment of defined performance goals and/or continued employment with the Company.

                    TECHNITROL, INC. AND SUBSIDIARIES

(11)    Incentive Compensation Plan, continued
        --------- ------------ ----

        A summary of the shares under the Incentive Compensation Plan is as follows (with relevant share amounts restated to reflect the 200% stock dividend):


                                                                                      Awarded,
                                                                     Available to     Not Yet
                                                                      be Granted     Released
                                                                      ----------     --------
                   Shares authorized                                     600,000
                   Awarded during years prior to 1994                   (342,525)    342,525

                   Shares released to recipients prior to 1994                      (157,680)
                                                                        --------    --------
                   Balance at December 31, 1993                          257,475     184,845
                   Awarded during 1994, net                              (34,985)     34,985
                   Shares released to recipients during 1994                         (40,130)
                                                                        --------    --------
                         Balance at December 31, 1994                    222,490     179,700
                                                                        ========    ========

        Shares are held by the Company until the defined performance goals and/or continued employment requirement have been attained.

        During the years ended December 31, 1994, 1993 and 1992, the Company issued to employees, net of cancellations, Incentive Compensation Shares having an approximate fair value at date of issue of $414,000, $159,000 and $374,000, respectively.

        Amounts charged to expense as a result of the incentive compensation plan and related expenses were $994,000 in 1994, $658,000 in 1993 and $653,000 in 1992.

(12)    Supplementary Information
        ------------- -----------

        Charged directly to costs and expenses (in thousands):

                                                                     1994               1993               1992
                                                                    ------             ------             ------
                        Depreciation                                $5,016             $4,901             $4,890
                        Amortization of intangible assets              255                 90                 78
                        Advertising                                  1,159              1,117              1,009
                        Repairs and maintenance                      1,936              1,162              1,079
                        Bad debt expense                               114                 76                 80

        Cash payments made (in thousands):

                        Income taxes                                $3,663             $1,320            $1,780
                        Interest                                     1,058                389               724

                                                                     (continued)

                       TECHNITROL, INC. AND SUBSIDIARIES

(12)    Supplementary Information, continued
        ------------- -----------

        Supplemental Disclosure of Non-cash Transactions:

        On February 12, 1992, the Company purchased all of the capital stock of AMI-DDC for $728,000. In conjunction with the acquisition, liabilities were assumed as follows (in thousands):

                  Fair value of assets acquired             $7,730
                  Cash paid for the capital stock             (728)
                                                            ------
                  Liabilities assumed                       $7,002
                                                            ======

(13)    Segment Information
        ------- -----------

Industry Segment Information
---------------- -----------

        As a result of the acquisition of the Fil-Mag Group in January 1994 (discussed in Note 2 of Notes to Consolidated Financial Statements), the Company has redefined the business segments during the first quarter of 1994:

        .    The Fil-Mag Group has been added to the Electronic Products
Segment. The segment continues to also include the Company's Components Division, but excludes the Products Division, Lloyd Instruments, Ltd. ("Lloyd Instruments") and John Chatillon & Sons, Inc. ("Chatillon"). As a result, the Electronic Products Segment is now composed of the Company's electronic components business.

        .    The Electrical Products Segment has become the Metallurgical
Products Segment. This segment includes the operations of Advanced Metallurgy, Inc. ("AMI") and Chace Precision Metals, Inc. ("Chace"). AMI manufactures electrical contacts and assemblies for a wide range of industrial customers. Separately, Chace produces thermostatic and clad metal products for a broad market of industrial and consumer product manufacturers.

        .    The Mechanical Products Segment no longer exists. A newly
configured segment, the End User/Finished Products Segment, includes the Products Division, Lloyd Instruments, and Chatillon. The Products Division manufactures document counters and dispensers, and markets its products internationally through distributors and on an OEM basis. Lloyd Instruments manufactures a comprehensive range of material testing systems and markets its products throughout the world. Chatillon is composed of two primary product families: (1) mechanical force measurement products and mechanical scales, and
(2) electronic force measurement products and electronic scales. Chatillon's markets are numerous and international in nature. It possesses multiple channels of marketing and distribution.

        Identifiable assets are those assets that are utilized in each segment to provide the respective products. Corporate assets are principally cash and cash equivalents.

        The Company's products are sold primarily to industrial customers through the three segments described above. All business segments' revenues are generally recognized when products are shipped. The majority of the Company's sales are subject to credit terms prevalent in the industries it serves. Receivables are written off when an account is considered to be doubtful of collection. Management believes there are no significant concentrations of credit risk.


                                                                     (continued)

                       TECHNITROL, INC. AND SUBSIDIARIES

(13)    Segment Information, continued
        ------- -----------


                                                      (in thousands of dollars)
Net sales                                    1994                       1993                       1992
                                             ----                       ----                       ----
  Electronic Products.................   $ 41,173                   $  9,375                    $ 8,164
  Metallurgical Products..............     76,534                     63,935                     60,393
  End User/Finished Products..........     28,737                     27,147                     29,997
                                         --------                   --------                    -------
     Total............................   $146,444                   $100,457                    $98,554
                                         ========                   ========                    =======

Operating profit before income taxes
  Electronic Products.................   $  5,023                   $  1,678                    $ 1,059
  Metallurgical Products..............      4,792                      2,058                      1,590
  End User/Finished Products..........      2,746                      1,639                      2,209
                                         --------                   --------                    -------
     Total operating profit...........   $ 12,561                   $  5,375                    $ 4,858
  Other income (expense), net.........     (1,172)                      (210)                      (519)
                                         --------                   --------                    -------
     Earnings before income taxes.....   $ 11,389                   $  5,165                    $ 4,339
                                         ========                   ========                    =======

Assets at end of year
  Electronic Products.................   $ 25,054(a)                $  3,841                    $ 3,769
  Metallurgical Products..............     37,054                     34,317                     35,178(b)
  End User/Finished Products..........     14,086                     12,432                     13,370
                                         --------                   --------                    -------
     Identifiable assets..............   $ 76,194                   $ 50,590                    $52,317
  Corporate assets....................      8,561                      7,982                      3,391
                                         --------                   --------                    -------
     Total............................   $ 84,755                   $ 58,572                    $55,708
                                         ========                   ========                    =======

Capital expenditures
  Electronic Products.................   $  7,933(a)                $    238                    $   262
  Metallurgical Products..............      2,288                      2,191                      8,204(b)
  End User/Finished Products..........        569                        226                        429
                                         --------                   --------                    -------
     Total............................   $ 10,790                   $  2,655                    $ 8,895
                                         ========                   ========                    =======

Depreciation and amortization
  Electronic Products.................   $  1,502(a)                $    646                    $   419
  Metallurgical Products..............      3,205                      3,692                      3,920(b)
  End User/Finished Products..........        564                        653                        629
                                         --------                   --------                    -------
     Total............................   $  5,271                   $  4,991                    $ 4,968
                                         ========                   ========                    =======

(a) Includes property, plant and equipment acquired as part of the acquisition of the Fil-Mag Group. See Note 2 to Consolidated Financial Statements.
(b) Includes property, plant and equipment acquired as part of the acquisition of Doduco Corporation. See Note 2 to Consolidated Financial Statements.

        In 1994, one customer accounted for slightly more than 10% of consolidated sales. The customer is a Fortune 150 entity principally doing business with the Metallurgical Products Segment. The loss of that customer could have a material adverse effect on the Company. Another customer, then a Fortune 50 entity principally doing business with the Metallurgical Products Segment, produced revenues slightly exceeding 10% of total sales in 1993 and 1992. Sales to the Company's ten largest customers accounted for 38% of sales in 1994, 42% in 1993 and 41% in 1992.


                                                                     (continued)




















                       TECHNITROL, INC. AND SUBSIDIARIES

             Notes to Consolidated Financial Statements, continued



(13)    Segment Information, continued
        ------- -----------

        Export sales from the United States totalled $14.0 million in 1994, $11.5 million in 1993 and $13.2 million in 1992. There has been no concentration of sales in any particular domestic or international geographic area. The Company's operations are divided into three geographic areas: Domestic, Far East, and All Other Foreign. Substantially all of the revenues, earnings and identifiable assets in the Far East are located in Taiwan and the Philippines. No more than 10% of consolidated revenues, pre-tax earnings or total assets are located in any one foreign country outside of the Far East.



Geographic Information                        (in thousands of dollars)
----------------------

Sales to unaffiliated customers, from      1994        1993        1992
                                         ---------  ----------  ----------
  United States........................   $121,051   $ 92,976     $90,201
  Far East.............................     16,036         --          --
  All Other Foreign....................      9,357      7,481       8,353
                                          --------   --------     -------
     Total.............................   $146,444   $100,457     $98,554
                                          ========   ========     =======
Affiliate sales or transfers, from
  United States........................   $     62   $    122     $   112
  Far East.............................     10,141         --          --
  All Other Foreign....................        629        615         634
                                          --------   --------     -------
     Total.............................   $ 10,832   $    737     $   746
                                          ========   ========     =======
Operating Profit
  United States........................   $  9,032   $  4,814     $ 4,850
  Far East.............................      2,473         --          --
  All Other Foreign....................        901        603          53
  Eliminations.........................        155        (42)        (45)
                                          --------   --------     -------
     Total.............................   $ 12,561   $  5,375     $ 4,858
                                          ========   ========     =======
Identifiable assets
  United States........................   $ 60,645   $ 53,601     $51,786
  Far East.............................     17,439         --          --
  All Other Foreign....................      6,671      4,971       3,922
                                          --------   --------     -------
     Total.............................   $ 84,755   $ 58,572     $55,708
                                          ========   ========     =======



                            PULSE ENGINEERING, INC.
                          CONSOLIDATED BALANCE SHEETS

                                           July 2,     July 3,
(In thousands, except share data)            1995        1994
----------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents               $ 15,338    $  7,059
   Short-term investments                         -       6,480
   Trade accounts receivable (less
    allowance for doubtful accounts
      of $173 in 1995 and $138 in 1994)      13,435       9,245
   Inventories (Note 3)                       8,985      12,843
   Other current assets                       2,112       1,883
                                          ---------    --------
      Total current assets                   39,870      37,510
Property, plant and equipment, net
 (Note 3)                                    20,280      15,109
Other assets, net                             1,150       1,719
                                          ---------    --------
                                           $ 61,300    $ 54,338
                                          =========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                        $  2,029    $  3,518
   Accrued payroll and related expenses       2,605       1,681
   Current portion of long-term debt
     (Notes 4 and 7)                            689       1,500
   Other current liabilities (Note 3)         6,628       3,219
                                          ---------    --------
      Total current liabilities              11,951       9,918
Long-term debt (Notes 4 and 7)                1,114         150
Commitments (Note 7)                              -           -
Stockholders' equity: (Notes 2, 4 and 6)
   Preferred stock, $.01 par value;
    5,000,000 shares authorized;
    none issued or outstanding                    -           -
   Class A voting common stock, $.01
    par value; 15,000,000
    shares authorized, 5,989,137
    shares issued and outstanding
    (5,843,620 in 1994)                          59          58
   Class B nonvoting common stock, $.01
    par value; 5,000,000
    shares authorized; none issued or
    outstanding                                   -           -
   Additional paid-in capital                19,434      19,053
   Retained earnings                         30,083      26,583
   Cumulative foreign currency
    translation adjustment                    1,270       1,270
                                          ---------      ------
                                             50,846      46,964
   Less: Treasury stock, at cost -
    380,894 shares (398,502 shares
      in 1994)                               (2,611)     (2,694)
                                          ----------   --------
      Total stockholders' equity             48,235      44,270
                                          ----------   --------
                                           $ 61,300    $ 54,338
                                          =========    ========

See accompanying notes.

                            PULSE ENGINEERING, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                   Fiscal years ended
                                             -----------------------------------
                                               July 2,     July 3,     June 27,
(In thousands, except per share data)            1995        1994        1993
--------------------------------------------------------------------------------


Net sales                                      $ 85,357    $ 65,228    $ 60,479
Cost of sales                                    64,393      48,082      39,393
                                            -----------    --------    --------
   Gross profit                                  20,964      17,146      21,086
Research, development and engineering             4,668       6,669       4,377
Selling, general and administrative              11,695      11,231      11,182
Plant shutdown costs                                  -           -         400
                                            -----------    ---------   --------
    Operating income (loss)                       4,601        (754)      5,127
Interest income                                     353         637         816
Interest expense                                   (168)       (282)       (577)
Other expense (Note 2)                             (411)          -           -
                                            -----------    ---------   --------
    Income (loss) before income taxes             4,375        (339)      5,366
Provision for income taxes (Note 5)                 875           -       1,073
                                            -----------    ---------   --------
    Net income (loss)                          $  3,500    $   (399)   $  4,293
                                            ===========    =========   ========



Earnings (loss) per share                      $   0.55    $  (0.07)   $   0.65
                                            ===========    =========   ========

Shares used in computing earnings
(loss) per share                                  6,353       5,432       6,615
                                            ===========    ========    ========

See accompanying notes.

                            PULSE ENGINEERING, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                                                                        Cumulative
                                                                                          foreign
                                          Common stock         Additional                currency                    Total
                                   --------------------------   paid-in    Retained     translation     Treasury  stockholders'
(In thousands, except share data)  Shares             Amount    capital    earnings      adjustment       stock      equity
------------------------------------------------------------------------------------------------------------------------------
Balance, June 28, 1992                 5,617,682        $56     $18,148     $22,689          $1,270      $     -      $42,163
  Issuance of common stock
    for cash through stock
    plans and warrant
    agreements                           197,017          2         749           -               -            -          751

  Purchase of treasury stock
    (340,900 shares) less sales
    to employee stock purchase
    plan (2,535 shares)                 (338,365)         -           -           -               -       (2,261)      (2,261)
  Net income                                   -          -           -       4,293               -            -        4,293
                                 ---------------------------------------------------------------------------------------------
Balance, June 27, 1993                 5,476,334         58      18,897      26,982           1,270       (2,261)      44,946
  Issuance of common stock
    for cash through stock
    plans and warrant
    agreements                            28,921          -         156           -               -            -          156

  Purchase of treasury stock
    (72,100 shares) less sales
    to employee stock purchase
    plan (11,963 shares)                 (60,137)         -           -           -               -         (433)        (433)
  Net loss                                     -          -           -        (399)              -            -         (399)
                                 ---------------------------------------------------------------------------------------------
Balance, July 3, 1994                  5,445,118         58      19,053      26,583           1,270       (2,694)      44,270
  Issuance of common stock
    for cash through stock
    plans and warrant
    agreements                           145,517          1         381           -               -            -          382

  Sales of treasury stock to
    employee stock purchase
    plan (17,068 shares)                 17 ,608          -           -           -               -           83           83
  Net income                                   -          -           -       3,500               -            -        3,500
                                 ---------------------------------------------------------------------------------------------
Balance, July 2, 1995                  5,608,243        $59     $19,434     $30,083          $1,270      $(2,611)     $48,235
                                 =============================================================================================

See accompanying notes.

                            PULSE ENGINEERING, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Fiscal  years  ended
                                                 -----------------------------------------------------------
                                                     July 2,                July 3,                 June 27,
(In thousands)                                        1995                    1994                    1993
------------------------------------------------------------------------------------------------------------
Operating activities:
   Net income (loss)                                $   3,500             $   (399)               $  4,293
 Adjustments to reconcile net
 income (loss) to net cash
 flows provided by (used for) operating
 activities:
    Depreciation and amortization                       2,943                2,028                   2,223
    Provision to increase inventory
     reserve                                              188                1,783                     399
    Exchange loss                                         297                  250                     228
                                                    ----------           ----------            -------------
                                                        6,928                3,662                   7,143
Changes in operating assets and liabilities:
   Trade accounts receivable                           (4,467)              (1,689)                    817
   Inventories                                          3,671               (5,198)                 (2,355)
   Other current assets                                   327                 (699)                    826
   Accounts payable                                    (1,487)               1,662                     514
   Accrued liabilities                                  4,321                 (431)                 (1,076)
                                                    ----------           ----------            -------------
      Net cash flows provided by (used for)
       operating activities                             9,293               (2,693)                  5,869

Investment activities:
   Sales (purchases) of short-term investments          6,480               12,188                  (2,913)
   Plant shutdown costs                                     -                    -                    (400)
   Proceeds from the sale of Potter
    manufacturing division                                  -                1,593                       -
   Disposition of property, plant and equipment            16                1,335                      91
   Purchase of property, plant and equipment           (8,116)              (7,330)                 (1,942)
   Irish grant to purchase property, plant
    and equipment                                           -                  116                       -
                                                 -------------           ----------             -----------
     Net cash flows provided by (used for)
       investing activities                            (1,620)               7,902                  (5,164)

Financing activities:
   Proceeds from long-term debt                         2,171                    -                       -
   Repayment of long-term debt                         (2,018)              (2,850)                      -
   Issuance of common stock                               382                  156                     751
   Sale (purchase) of treasury stock                       83                 (433)                 (2,261)
                                                 -------------          -----------             -----------
     Net cash flows provided by (used for)
       financing activities                               618               (3,127)                 (1,510)
Effect of exchange rate changes on cash                   (12)                 (47)                   (183)
                                                 -------------          -----------             -----------
Increase (decrease) in cash and cash equivalents        8,279                2,035                    (988)
Cash and cash equivalents at beginning of period        7,059                5,024                   6,012
                                                 -------------          -----------             -----------
Cash and cash equivalents at end of period          $  15,338             $  7,059                $  5,024
                                                 =============          ===========             ===========

Supplemental disclosures of cash flow
 information:
   Cash paid during the period for:
     Interest                                       $     267             $    453                $    582
                                                 =============           ==========             ===========
     Net taxes paid (refunded)                      $  (1,016)            $     36                $    976
                                                 =============           ==========             ===========

See accompanying notes.

                            PULSE ENGINEERING, INC.
                  Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation -- The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

     Fiscal year -- The Company's fiscal year ends on the Sunday closest to June 30th. Fiscal years 1995 and 1993 consist of 52 weeks of operations while fiscal year 1994 consists of 53 weeks.

     Cash equivalents -- The Company considers all highly liquid investments with maturities of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

     Short-term investments -- Short-term investments consist primarily of municipal and corporate bonds, Federal agency issues and auction market preferred stock. Such investments have maturities greater than 90 days at the date of purchase and are stated at cost, which approximates market value. Effective July 4, 1994 the Company adopted Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires companies to record certain debt and equity security investments at market value. The adoption of this standard did not have a material impact on the Company's financial position or results of operations for the year end July 2, 1995.

     Inventories -- Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

     Property, plant and equipment -- Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets (3 - 30 years) using the straight-line method.

     Concentration of credit risk -- Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. Credit losses have traditionally been minimal and such losses have been within management's expectations. The Company's accounts receivable are largely generated from computer and networking companies with a history of timely payment.

     Revenue recognition -- Revenue is recognized upon shipment of product.

     Research and development -- Research and development expense was $2,311,000 in 1995, $4,923,000 in 1994 and $2,300,000 in 1993.

     Income taxes -- The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes."

     Per share information -- Earnings per share for fiscal years 1995 and 1993 includes both weighted average and common share equivalents outstanding. Common share equivalents result from outstanding options and warrants to purchase common stock. Loss per share information for fiscal 1994 is based on the weighted average number of common shares outstanding during the year. Common share equivalents were not included in computing the fiscal 1994 loss per share since the effect would have been antidilutive.

2. PENDING MERGER

     The Company entered into an Agreement and Plan of Merger dated as of May 23, 1995 (the "Merger Agreement") with Technitrol, Inc. ("Technitrol"), with principal executive offices in Trevose, Pennsylvania, and Teco Sub, Inc., a wholly owned subsidiary of Technitrol. Under the Merger Agreement, Technitrol will acquire all of the outstanding Class A Voting Common Stock, par value .01 per share, of the Company (the "Pulse Common Stock") in a merger transaction, and the Company will become a wholly owned subsidiary of Technitrol. Stockholders of the Company can elect to receive all cash or all Technitrol common stock, $.125 par value per share ("Technitrol Common Stock"), subject to the limitation that not less than 50% and not more than 55% of the outstanding shares of Pulse Common Stock will be converted into Technitrol Common Stock. Each share of Pulse Common Stock (except for shares held in the Company's treasury and shares as to which dissenters' rights are

                            PULSE ENGINEERING, INC.
                  Notes to Consolidated Financial Statements


2. PENDING MERGER (CONTINUED)

perfected) will be converted into the right to receive (i) shares of Technitrol Common Stock determined in accordance with the exchange ratio of .5812 shares of Technitrol Common Stock for each share of Pulse Common Stock, (ii) $8.50 or
(iii) a combination of shares of Technitrol Common Stock and cash determined in accordance with the terms of the Merger Agreement. The exchange ratio will, however, be adjusted downward if the average closing price of Technitrol Common Stock during the ten trading days immediately prior to the three business days preceding the close of the transaction exceeds $16.375 (equal to $9.52 per share of Pulse Common Stock) or will be increased if the average closing price of Technitrol Common Stock during such period is less than $13.75 (equal to $8.00 per share of Pulse Common Stock). Accordingly, if a stockholder of the Company receives 50% cash and 50% Technitrol Common Stock in exchange for shares of Pulse Common Stock, the minimum amount that would be received in the transaction would be $8.25 per share, and the maximum amount would be $9.01 per share. The closing price of Technitrol common stock was $16.375 on August 11, 1995.

     Completion of the merger transaction is conditioned upon, among other things, approval of the transaction by the stockholders of each company and the receipt of a favorable opinion from the financial advisors of each company as to the fairness, from a financial point of view, of the consideration to be received by Pulse stockholders. Since signing the Merger Agreement, the parties have obtained clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and have filed preliminary proxy material with the Securities and Exchange Commission. The Company anticipates that definitive proxy material reflecting the Board's recommendation that stockholders approve the proposed transaction will be mailed to stockholders in mid-to-late August. The Company expects to hold its special meeting of stockholders called to consider and vote on the merger in late September, on the same day as the Technitrol special meeting of shareholders. Assuming the transaction is approved by the stockholders of both companies, the parties expect the merger to be completed shortly after the special meetings and prior to the end of September.



3. FINANCIAL STATEMENT DETAILS

                                                  July 2,      July 3,
(in thousands)                                      1995         1994
-----------------------------------------------------------------------
INVENTORIES
Finished goods                                  $   4,494    $   5,678
Work in process                                     1,492          969
Raw materials                                       6,235        9,245
                                               ----------    ---------
                                                   12,221       15,892
Less reserves                                      (3,236)      (3,049)

                                               ----------    ---------
                                                $   8,985    $  12,843
                                               ==========    =========
PROPERTY, PLANT AND EQUIPMENT
Land                                            $   1,212    $   1,212
Buildings and improvements                         11,570        5,158
Machinery and equipment                            13,742       12,350
Office furniture and fixtures                       4,303        4,066
                                               ----------    ---------
                                                   30,827       22,786
Less accumulated depreciation and
 amortization                                     (10,547)      (7,677)
                                               ----------    ---------
                                                $  20,280    $  15,109
                                               ==========    =========
OTHER CURRENT LIABILITIES
Accrued income taxes                            $   2,268    $     338
Accrued warranty expense                              286          300
Other                                               4,074        2,581
                                               ----------    ---------
                                                $   6,628    $   3,219
                                               ==========    =========

                            PULSE ENGINEERING, INC.
                  Notes to Consolidated Financial Statements


3. FINANCIAL STATEMENT DETAILS (CONTINUED)


     During fiscal 1994, the Company provided $1,218,000 for expected losses on the ultimate sale of certain inventories of raw material and finished goods.

     Other assets at July 2, 1995 included $426,000 of land and building in Mexico held for sale.

4. FINANCIAL ARRANGEMENTS

     The Company has a $5,000,000 credit facility which expires on December 15, 1995. Interest on borrowings under this arrangement is payable monthly at prime (9% at July 2, 1995). No amounts are outstanding under this arrangement at the end of fiscal 1995.

     Long-term debt at July 2, 1995 and July 3, 1994 totals $1,114,000 and $150,000, respectively. Long-term debt at July 2, 1995 consists of lease obligations with interest rates of 10.1% to 12.6% which require monthly principal and interest payments until April 1998. Additionally, the debt agreement requires the Company to maintain certain minimum levels of current assets, working capital and net worth and restricts the payment of dividends. At July 2, 1995, all of the Company's retained earnings are available for the payment of dividends.

5. INCOME TAXES

     Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                  Fiscal years ended
                                                ---------------------
                                                  July 2,    July 3,
(in thousands)                                      1995       1994
---------------------------------------------------------------------
Deferred tax assets:
     Inventory reserves                           $   199    $   234
     Product warranty reserves                        111        117
     Accrued expenses                                 138        204
     Tax loss carryforward                            415        241
     Tax credit carryforward                          139        149
     Bad debt reserve                                  39         21
     Other                                            231        319
                                                  -------    -------
        Gross deferred tax assets                   1,272      1,285
        Deferred tax assets valuation allowance      (573)      (475)
                                                  -------    -------
                                                      699        810
Deferred tax liabilities:
     Tax over book depreciation                       241        345
     Other                                              7         56
                                                  -------    -------
        Gross deferred tax liabilities                248        401
                                                  -------    -------
        Net deferred tax assets                   $   451    $   409
                                                  =======    =======

                            PULSE ENGINEERING, INC.
                  Notes to Consolidated Financial Statements


5. INCOME TAXES (CONTINUED)

     The valuation allowance for deferred tax assets of $573,000 was provided because the realization of the benefits arising from foreign operating loss carryforwards and other foreign temporary differences are not assured. The Company has foreign net operating loss carryforwards of approximately $4.1 million which may be carried forward indefinitely. The Company also has California research credit carryforwards of approximately $139,000 which may be carried forward indefinitely.

     Components of the provision (benefit) for taxes are as follows:

                                               Fiscal years ended
                                         -------------------------------
                                          July 2,    July 3,    June 27,
(in thousands)                              1995      1994        1993
------------------------------------------------------------------------
Current:
  Federal                                  $ 665       $(954)     $  170
  State                                       20          18         216
  Foreign                                    232         176         316
                                           -----       -----      ------
                                             917        (760)        702
Deferred:
  Federal                                    (36)        710         313
  State                                       (6)       (120)         30
  Foreign                                      -         170          28
                                           -----       -----      ------
                                             (42)        760         371
                                           -----       -----      ------
                                           $ 875       $   -      $1,073
                                           =====       =====      ======

     A reconciliation between the amount computed by multiplying income before income taxes by the statutory federal rate and the amount of reported income taxes is as follows:


                                                           Fiscal years ended
                                                      ----------------------------
                                                      July 2,   July 3,   June 27,
(in thousands)                                          1995      1994       1993
-----------------------------------------------------------------------------------
Taxes based on statutory rate of 34%                   $ 1,488    $ (136)   $ 1,824
State taxes, net of federal tax benefit                      9       (67)       162
Research credit                                           (237)     (245)         -
Effect of losses (earnings) of foreign subsidiaries
    taxed at lower tax rates                              (535)      461       (728)
Other                                                      150       (13)      (185)
                                                      ---------  ---------  --------
Tax provision                                          $   875    $    -    $ 1,073
                                                      =========  =========  ========

  The Company plans to continue to finance foreign expansion and other operating requirements by reinvesting the undistributed earnings of its foreign subsidiaries; therefore, United States federal income taxes have not been provided on undistributed foreign retained earnings of approximately $27 million at July 2, 1995.

                            PULSE ENGINEERING, INC.
                  Notes to Consolidated Financial Statements


6. STOCKHOLDERS' EQUITY

     Stock option plans -- The Company has three stock option plans: the Senior Management Stock Option Plan, the Nonqualified Stock Option Plan and the Board of Directors Stock Option Plan. No shares are available for future grant under these plans. The Company also has a Long-Term Incentive Plan whereby an aggregate of 500,000 shares of common stock are authorized and reserved for issuance to certain key executive and managerial employees, directors and other persons providing services to the Company. Awards may consist, among other things, of options to purchase common stock, stock appreciation rights and restricted common stock. Awards granted to purchase common stock are exercisable in up to four annual installments.


                                                      Fiscal years ended
                                     ----------------------------------------------
                                       July 2,            July 3,         June 27,
                                         1995               1994            1993
------------------------------------------------------------------------------------
Outstanding at beginning of year          703,000            642,500         761,500
  Granted                                  16,000            129,000          38,000
  Exercised                              (105,000)           (25,500)       (153,000)
  Cancelled                              (168,500)           (43,000)         (4,000)
                                  ---------------      -------------   -------------
Outstanding at end of year                445,500            703,000         642,500
                                  ===============      =============   =============
Price of outstanding options        $1.00 - $9.00      $1.00 - $9.00   $1.00 - $7.86
                                  ===============      =============   =============

     At July 2, 1995, options to purchase 312,469 common shares were exercisable, and 363,700 common shares were available for future awards under the Long-Term Incentive Plan.

     Warrants -- In connection with a prior long-term financing with a financial institution, the Company issued detachable warrants to purchase shares of the Company's Class B Nonvoting Common Stock at $1 per share. Such shares of Class B Common Stock are convertible, at the election of the holder, into the same number of shares of Class A Voting Common Stock. The Company also sold warrants to purchase shares of Class A Voting Common Stock at $1 per share. Warrants totaling 40,354, 3,306 and 43,911 were exercised in fiscal years 1995, 1994 and 1993, respectively. At July 2, 1995, warrants to purchase 706,056 common shares were exercisable and will expire on July 31, 1998. In May 1995 655,489 of the warrants were acquired by Technitrol, Inc.

     Employee stock purchase plan -- In fiscal 1993, the Company adopted an employee stock purchase plan which allows eligible employees to acquire shares of the Company's common stock. Shares are acquired at the end of each calendar quarter at a price equal to the greater of the lowest closing price during the quarter or 85% of the closing price on the last trading day in the quarter.

     Treasury stock -- In fiscal 1993, the Company's Board of Directors authorized the purchase of up to 1,000,000 shares of the Company's common stock. During fiscal 1994 and 1993 the Company purchased 413,000 shares of common stock for $2,798,902. Of the shares acquired, 17,608 and 14,498 were issued to the Employee Stock Purchase Plan during fiscal 1995 and 1994, respectively, and the remaining 380,894 are held in treasury at July 2, 1995. At July 2, 1995, the Company has no plans to acquire additional shares.

                            PULSE ENGINEERING, INC.
                  Notes to Consolidated Financial Statements


7.  COMMITMENTS AND CONTINGENCY

     Lease commitments -- The Company leases certain foreign plant and office facilities under long-term operating leases which expire at various dates beginning in fiscal 1996. Future minimum lease payments under non-cancellable operating leases and capital leases are as follows:

                                                     OPERATING     CAPITAL
                                                      LEASES       LEASES
                                                   -----------   ---------
            1996                                      $  1,439     $   848
            1997                                         1,418         848
            1998                                         1,060         353
            1999                                           963           -
            2000                                           966           -
            Thereafter                                   5,963           -
                                                      --------   ---------
              Total minimum lease payments            $ 11,809       2,049
                                                      ========
            Less amounts representing interest                        (246)
                                                                 ---------
            Present value of future minimum lease
             payments                                                1,803
            Less amounts due in one year                              (689)
                                                                 ---------
                                                                   $ 1,114
                                                                 =========

     Rent expense for the fiscal years 1995, 1994 and 1993 was $1,530,000, $798,000 and $716,000, respectively. Included in equipment at July 2, 1995 is equipment under capital leases aggregating $2,141,000. Accumulated amortization with respect to the capital leases totaled $183,000 at July 2, 1995. No equipment under capital leases existed at July 3, 1994.

     Contingency - A legal action was instituted in February 1995 in which the Company has been named as one of several defendants. The plaintiffs allege that they have experienced physical harm and injury and other damages caused by exposure to contaminants historically discharged from the former Potter operation plant site located in Brookhaven, Lincoln County, Mississippi, which the Company acquired in 1986 from Varian Associates. The Company is continuing its analysis of the merits of the case; however, under any circumstances, the Company believes that it is indemnified against any liability or expenses relating to the action. The entities that the Company believes are required to indemnify it have not to date acknowledged their obligations, and the Company has instituted legal action to enforce its indemnification rights. The Company cannot predict the level of expenses it will be required to incur to defend itself in this action or to enforce its indemnification rights. While such expenses will continue to be reflected in the Company's results of operations to the extent that the Company is not reimbursed therefor, the Company believes that it is entitled to be reimbursed for all expenses it has already incurred in addition to being indemnified against any potential liability. The entities with indemnity obligations to the Company have performed other obligations relating to environmental issues at the former Potter operation plant sites.

8.  BUSINESS INFORMATION BY GEOGRAPHIC AREA

     The Company's operations consist of one business segment; the design, manufacturing and marketing of electronic components and modules for leading manufacturers of local area networks, digital telecommunications and data processing equipment. Operations are conducted in the United States, Mexico (through fiscal 1994), Europe and Asia. Transfers between geographic areas are accounted for at prices that are generally above cost. The effects of such transfers are eliminated in the consolidated financial statements.

     During the fiscal years ended 1995, 1994 and 1993 sales to one customer and its subcontractors accounted for 18%, 24% and 29%, respectively, of consolidated net sales. An additional customer accounted for 13% of consolidated sales in fiscal 1995.

                            PULSE ENGINEERING, INC.
                  Notes to Consolidated Financial Statements


8. BUSINESS INFORMATION BY GEOGRAPHIC AREA (CONTINUED)

     The operations and identifiable assets of the Company by geographic area are as follows:

                                         United                                         Adjustments and
(in thousands)                           States         Mexico      Europe     Asia      Eliminations     Consolidated
-------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JULY 2, 1995
Sales to unaffiliated customers          $56,840       $    -      $21,888   $ 6,629        $      -           $85,357
Transfers between geographic regions         554            -        3,936    62,109         (66,599)                -
                                      --------------------------------------------------------------------------------
Total revenue                            $57,394       $    -      $25,824   $68,738        $(66,599)          $85,357
                                      ================================================================================
Income (loss) before income taxes        $    64       $   12      $(1,713)  $ 6,012        $      -           $ 4,375
                                      ================================================================================
Identifiable Assets                      $20,944       $  438      $10,933   $28,985        $      -           $61,300
                                      ================================================================================
YEAR ENDED JULY 3, 1994
Sales to unaffiliated customers          $46,314       $   --      $12,322   $ 6,592        $     --           $65,228
Transfers between geographic regions       1,224          638        6,331    38,343         (46,536)               --
                                      --------------------------------------------------------------------------------
Total revenue                            $47,538       $  638      $18,653   $44,935        $(46,536)          $65,228
                                      ================================================================================
Income (loss) before income taxes        $  (774)      $  631      $  (804)  $   548        $     --           $  (399)
                                      ================================================================================
Identifiable assets                      $17,641       $  456      $10,175   $26,066        $     --           $54,338
                                      ================================================================================
YEAR ENDED JUNE 27, 1993
Sales to unaffiliated customers          $46,729       $   --      $ 8,188   $ 5,562        $     --           $60,479
Transfers between geographic regions       1,681        5,524        5,804    26,885         (39,894)               --
                                      --------------------------------------------------------------------------------
Total revenue                            $48,410       $5,524      $13,992   $32,447        $(39,894)          $60,479
                                      ================================================================================
Income (loss) before income taxes        $ 1,176       $  143      $  (177)  $ 4,224        $     --           $ 5,366
                                      ================================================================================
Identifiable assets                      $35,860       $1,698      $ 4,738   $14,926        $     --           $57,222
                                      ================================================================================

     The reduction in identifiable United States assets in fiscal 1994 resulted from the transfer of property, plant and equipment to Asia and the use of short-term investments to fund operating and investing activities in Asia. Inventories in the United States were also reduced during fiscal 1994 due to the shift in production to Asia.

     Total export sales (sales by domestic operations to unaffiliated customers outside the United States) from continuing operations were $7,376,000, $2,196,000 and $4,251,000 for fiscal 1995, 1994 and 1993, respectively.

9. INCENTIVE AND RETIREMENT PLANS

     The Company's Board of Directors has an approved management incentive compensation plan for officers and other key personnel which provides for incentive compensation based on attainment of certain financial objectives. The expense related to this incentive plan was $940,000 in fiscal 1995 and $404,000 in fiscal 1993. No incentive expense was incurred in fiscal 1994.

     The Company has adopted a deferred compensation and retirement plan which covers certain full time employees. Under the plan, eligible employees may elect salary reductions which are contributed to the plan and are eligible for matching contributions by the Company of up to 2% of compensation after two years of service and up to 4% of compensation after three years of service. Participants are fully vested in their accounts. The aggregate contributions made under the plan by the Company and charged to operations during fiscal 1995, 1994 and 1993 totaled $183,000, $210,000 and $205,000, respectively.

                            PULSE ENGINEERING, INC.
                  Notes to Consolidated Financial Statements


10. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                  Net income    Earnings (loss)
(in thousands, except per share data)            Net sales        Gross profit      (loss)        per share
---------------------------------------------------------------------------------------------------------------
FISCAL 1995
First Quarter                                      $17,016             $2,694       $(1,161)            $(0.21)
Second Quarter                                      19,598              3,980           217               0.03
Third Quarter                                       22,130              5,647         1,471               0.23
Fourth Quarter                                      26,613              8,643         2,973               0.46

FISCAL 1994
First Quarter                                      $16,459             $5,659       $   805             $ 0.12
Second Quarter                                      16,837              5,833           889               0.14
Third Quarter                                       14,158              4,112           124               0.02
Fourth Quarter                                      17,774              1,542        (2,217)*            (0.41)*

* Includes adjustment for expected losses totaling $941,000 on the sale of inventories (see Note 3).



               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Pulse Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Pulse Engineering, Inc. as of July 2, 1995 and July 3, 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 2, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulse Engineering, Inc. at July 2, 1995 and July 3, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 2, 1995 in conformity with generally accepted accounting principles.



San Diego, California
July 31, 1995

                                                                         ANNEX A






                         AGREEMENT AND PLAN OF MERGER

                                 BY AND AMONG

                               TECHNITROL, INC.

                                TECO SUB, INC.

                                      AND

                            PULSE ENGINEERING, INC.

                               TABLE OF CONTENTS


                                                                          PAGE

ARTICLE 1 THE MERGER......................................................   1
     1.1    The Merger....................................................   1
     1.2    Effective Time................................................   1
     1.3    Corporate Effect of the Merger................................   1
     1.4    Effect of the Merger on Capital Stock; Conversion of Pulse
            Common Stock .................................................   2
     1.5    Exchange of Certificates .....................................   5
            (a)    Exchange Agent ........................................   5
            (b)    Exchange Procedures ...................................   5
            (c)    Distributions with Respect to Unexchanged Shares of
                   Technitrol Common Stock ...............................   6
            (d)    No Further Rights in Pulse Common Stock ...............   6
            (e)    No Fractional Shares ..................................   6
            (f)    Termination of Exchange Fund ..........................   7
            (g)    No Liability ..........................................   7
            (h)    Withholding Rights ....................................   7
     1.6    Stock Transfer Books .........................................   7
     1.7    Stock Options; Payment Right .................................   7
     1.8    Dissenting Shares ............................................   8
     1.9    Lost, Stolen or Destroyed Certificates .......................   8
     1.10   Tax Consequences .............................................   8
     1.11   Registration of Merger Shares ................................   9
     1.12   Taking of Necessary Action, Further Action ...................   9

     ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF PULSE ...................   9

     2.1    Organization of Pulse ........................................   9
     2.2    Pulse Capital Structure  .....................................  10
     2.3    Obligations with Respect to Subsidiary Capital Stock .........  10
     2.4    Authority ....................................................  11
     2.5    SEC Filings; Pulse Financial Statements ......................  11
     2.6    Absence of Certain Changes or Events .........................  12
     2.7    Taxes ........................................................  13
            (a)    Definition of Taxes ...................................  13
            (b)    Tax Returns and Audits ................................  13
     2.8    Absence of Restrictions on Business Activities ...............  14
     2.9    Absence of Liens and Encumbrances ............................  14
     2.10   Intellectual Property ........................................  14
     2.11   Agreements, Contracts and Commitments ........................  15
     2.12   No Default ...................................................  16
     2.13   Governmental Authorization ...................................  17
     2.14   Litigation ...................................................  17
     2.15   Environmental Matters ........................................  17
            (a)    Hazardous Material ....................................  17
            (b)    Hazardous Material Activities .........................  18
            (c)    Permits ...............................................  18

            (d)    Environmental Liabilities .............................  18

     2.16   Brokers' and Finders' Fees ...................................  18
     2.17   Labor Matters ................................................  18
     2.18   Employee Benefit Plans .......................................  18
     2.19   Change of Control Payments ...................................  20
     2.20   Registration Statements; Proxy Statements/Prospectus .........  20
     2.21   Board Approval ...............................................  21
     2.22   Non-Public Information Provided to Technitrol ................  21
     2.23   Fairness Opinion .............................................  21

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF TECHNITROL AND TECO SUB ......  21
     3.1    Organization of Technitrol ...................................  21
     3.2    Capital Structure ............................................  22
     3.3    Authority ....................................................  22
     3.4    SEC Filings; Technitrol Financial Statements .................  23
     3.5    Absence of Certain Changes or Events .........................  23
     3.6    Taxes.........................................................  24
     3.7    Restrictions on Business Activities ..........................  24
     3.8    Absence of Liens and Encumbrances; Condition of Equipment ....  24
     3.9    Intellectual Property ........................................  25
     3.10   Litigation ...................................................  25
     3.11   Environmental Matters ........................................  25
            (a)    Hazardous Material ....................................  25
            (b)    Hazardous Materials Activities ........................  26
            (c)    Permits ...............................................  26
            (d)    Environmental Liabilities .............................  26
     3.12   Agreements, Contracts and Commitments ........................  26
     3.13   Labor Matters ................................................  26
     3.14   Compliance with Laws .........................................  26
     3.15   Broker's and Finders' Fees ...................................  26
     3.16   Registration Statement; Proxy Statement/Prospectus ...........  27
     3.17   Employee Benefit Plans .......................................  27
     3.18   Board Approval ...............................................  27
     3.19   Non-Public Information Provided to Pulse .....................  28
     3.20   Fairness Opinion .............................................  28

ARTICLE 4 CONDUCT PRIOR TO THE EFFECTIVE TIME ............................  28
     4.1    Conduct of Business of Pulse .................................  28
     4.2    Conduct of Business of Technitrol ............................  30
     4.3    SEC Filings ..................................................  31

ARTICLE 5 ADDITIONAL AGREEMENTS ..........................................  31
     5.1    Proxy Statement/Prospectus; Registration Statement ...........  31
     5.2    Meetings of Stockholders .....................................  32
     5.3    Access to Information; Confidentiality .......................  32
     5.4    No Solicitation ..............................................  32
     5.5    Expenses .....................................................  34

                                                                          PAGE
     5.6    Break-Up Fee .................................................  34
     5.7    Public Disclosure ............................................  35
     5.8    Auditors' Letters ............................................  35
     5.9    Affiliate Agreements .........................................  35
     5.10   FIRPTA .......................................................  35
     5.11   Legal Requirements ...........................................  35
     5.12   Blue Sky Laws ................................................  36
     5.13   Best Efforts and Further Assurances ..........................  36
     5.14   ASE Listing ..................................................  36
     5.15   Indemnification of Directors and Officers ....................  36

ARTICLE 6 CONDITIONS TO THE MERGER .......................................  37
     6.1    Conditions to Obligations of Each Party to Effect the
            Merger .......................................................  37
            (a)    Stockholder Approval ..................................  37
            (b)    Registration Statement Effective ......................  37
            (c)    No Injunctions or Restraints; Illegality ..............  38
            (d)    Tax Opinions ..........................................  38
            (e)    American Stock Exchange Listing .......................  38
            (f)    HSR Act ...............................................  38
     6.2    Additional Conditions to Obligations of Pulse ................  38
            (a)    Representations and Warranties ........................  38
            (b)    Agreements and Covenants ..............................  38
            (c)    Legal Opinion .........................................  38
            (d)    Material Adverse Change ...............................  39
            (e)    Fairness Opinion ......................................  39
     6.3    Additional Conditions to the Obligations of Technitrol and
            Teco Sub .....................................................  39
            (a)    Representations and Warranties ........................  39
            (b)    Agreements and Covenants ..............................  39
            (c)    Legal Opinion .........................................  39
            (d)    Material Adverse Change ...............................  39
            (e)    Affiliate Agreements ..................................  39
            (f)    Financing .............................................  39
            (g)    Fairness Opinion ......................................  39

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER ..............................  40
     7.1    Termination ..................................................  40
     7.2    Effect of Termination ........................................  41
     7.3    Notice of Termination ........................................  41
     7.4    Amendment ....................................................  41
     7.5    Extension; Waiver ............................................  41

ARTICLE 8 GENERAL PROVISIONS .............................................  42
     8.1    Non-Survival of Representations and Warranties ...............  42
     8.2    Notices ......................................................  42
     8.3    Interpretation ...............................................  42
     8.4    Counterparts .................................................  43
     8.5    Entire Agreement .............................................  43

                                                                          PAGE
     8.6    Severability .................................................  43
     8.7    Other Remedies ...............................................  43
     8.8    Governing Law ................................................  43
     8.9    Rules of Construction ........................................  43
     8.10   Assignment ...................................................  44
     8.11   Good Faith ...................................................  44

                         AGREEMENT AND PLAN OF MERGER



               This AGREEMENT AND PLAN OF MERGER (the "Agreement") is made and entered into as of May 23, 1995 by and among Technitrol, Inc., a Pennsylvania corporation ("Technitrol"), Teco Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Technitrol ("Teco Sub"), and Pulse Engineering, Inc., a Delaware corporation ("Pulse").

               In consideration of the covenants, promises and representations set forth herein, the parties, intending to be legally bound, agree as follows:

                                   ARTICLE 1
                                  THE MERGER


               1.1  The Merger. Upon the terms and subject to the conditions
                    ----------
of this Agreement, Pulse shall be merged with and into Teco Sub (the "Merger") in accordance with the Delaware General Corporation Law (the "DGCL").

               1.2  Effective Time. Subject to the provisions of this
                    --------------
Agreement, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Merger Agreement") with the Secretary of State of Delaware, in accordance with the relevant provisions of the DGCL (the time of such filing being the "Effective Time"). The closing of the Merger (the "Closing") shall take place at the offices of Stradley, Ronon, Stevens & Young, 2600 One Commerce Square, Philadelphia, Pennsylvania (unless the parties agree to a different location) at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article 6 (the "Closing Date").

               1.3  Corporate Effect of the Merger. At the Effective Time, the
                    ------------------------------
effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time:

                    (a) The separate corporate existence of Pulse shall cease and Teco Sub shall continue as the surviving corporation (the "Surviving Corporation").

                    (b) The Certificate of Incorporation of Teco Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation.

                    (c) The Bylaws of Teco Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation.

                    (d) The directors and officers of Teco Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

               1.4  Effect of the Merger on Capital Stock; Conversion of Pulse
                    ----------------------------------------------------------
Common Stock. At the Effective Time, by virtue of the Merger and without any
------------
action on the part of Teco Sub, Pulse or the holders of the securities of either:

                    (a) Subject to the other provisions of this Section 1.4, each share of Class A voting common stock, par value $.01 per share, of Pulse ("Pulse Common Stock") issued and outstanding immediately prior to the Effective Time (excluding any treasury shares and Dissenting Shares (as defined in Section 1.8)) shall be converted into (i) the right to receive .5812 shares of common stock, $.125 par value ("Technitrol Common Stock"), of Technitrol (the "Exchange Ratio"), (ii) the right to receive Eight Dollars and Fifty Cents ($8.50) in cash, without interest (the "Per Share Cash Amount"), or (iii) the right to receive a combination of shares of Technitrol Common Stock and cash determined in accordance with Section 1.4(d), Section 1.4(e) or Section 1.4(f); provided, however, that:

                         (A) If the average closing price of Technitrol Common Stock on the American Stock Exchange (the "ASE") as reported in The Wall Street Journal for the ten (10) trading days immediately preceding the three (3) business days preceding the Effective Time (the "Average Closing Price") is less than $13 3/4, then (x) the Exchange Ratio shall be adjusted upward to that ratio which yields, based upon the Average Closing Price, $8.00 per share of Pulse Common Stock and (y) the Per Share Cash Amount shall remain unchanged; or

                         (B) If the Average Closing Price is greater than $163/8, then (x) the Exchange Ratio shall be adjusted downward to that ratio which yields, based upon the Average Closing Price, $9.52 per share of Pulse Common Stock and (y) the Per Share Cash Amount shall remain unchanged.

Further, if between the date of this Agreement and the Effective Time the outstanding shares of Technitrol Common Stock or Pulse Common Stock shall have been changed into a different number of shares or a different class, by reason of a stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio and the Per Share Cash Amount shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. Immediately after the Effective Time, all shares of Pulse Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing any such shares shall thereafter represent the right to receive the Merger Consideration (as defined in Section 1.5 (b)) except for Dissenting Shares which shall be treated in accordance with Section 1.8. The holders of such certificates previously evidencing such shares of Pulse Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Pulse Common Stock except as otherwise provided herein or by law. Such certificates previously evidencing shares of Pulse Common Stock shall be exchanged for (i) certificates evidencing whole shares of Technitrol Common Stock issued in consideration therefor or (ii) the Per Share Cash Amount multiplied by the number of shares previously evidenced by the canceled certificate, in each case in accordance with the allocation procedures of this Section 1.4 and upon the surrender of such certificates in accordance with the provisions of Section 1.5, without interest. No fractional shares of Technitrol Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 1.5(e).

                    (b) Subject to Section 1.4(k) the maximum number of shares of Pulse Common Stock to be converted into the right to receive cash in the Merger (the "Cash Election Number") shall be fifty percent (50%) of the number of shares of Pulse Common Stock outstanding immediately prior to the Effective Time. Subject to Section 1.4(k) the maximum number of shares of Pulse Common Stock to be converted into the right to receive Technitrol Common Stock in the Merger (the "Stock Election Number") shall be fifty-five percent (55%) of the number of shares of Pulse Common Stock outstanding immediately prior to the Effective Time.

                    (c) Subject to the allocation and election procedures set forth in this Section 1.4, each record holder immediately prior to the Effective Time of shares of Pulse Common Stock will be entitled (i) to elect to receive cash for all of such shares (a "Cash Election"), (ii) to elect to receive Technitrol Common Stock for all of such shares (a "Stock Election"), or (iii) to indicate that such record holder has no preference as to the receipt of cash or Technitrol Common Stock for such shares ( a "Non-Election"). All such elections shall be made on a form designed for that purpose (a "Form of Election"). Holders of record of shares of Pulse Common Stock who hold such shares as nominees, trustees or in other representative capacities (a "Representative") may submit multiple Forms of Election, provided that any such Representative certifies that each such Form of Election covers all the shares of Pulse Common Stock held by such Representative for a particular beneficial owner.

                    (d) If the aggregate number of shares covered by Cash Elections (the "Cash Election Shares") exceeds the Cash Election Number, all shares of Pulse Common Stock covered by Stock Elections (the "Stock Election Share") and all shares of Pulse Common Stock covered by Non-Elections (the "Non-Election Shares") shall be converted into the right to receive Technitrol Common Stock, and the Cash Election Shares shall be converted into the right to receive Technitrol Common Stock and cash in the following manner:

                    each Cash Election Share shall be converted into the right to receive (i) an amount in cash, without interest, equal to the product of (x) the Per Share Cash Amount and (y) a fraction (the "Cash Fraction"), the numerator of which shall be the Cash Election Number and the denominator of which shall be the total number of Cash Election Shares, and (ii) a number of shares of Technitrol Common Stock equal to the product of (x) the Exchange Ratio and (y) a fraction equal to one minus the Cash Fraction.

                    (e) If the aggregate number of Stock Election Shares exceeds the Stock Election Number, all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive cash, and all Stock Election Shares shall be converted into the right to receive Technitrol Common Stock and cash in the following manner:

                    each Stock Election Share shall be converted into the right to receive (i) a number of shares of Technitrol Common Stock equal to the product of (x) the Exchange Ratio and (y) a fraction (the "Stock Fraction"), the numerator of which shall be the Stock Election Number and the denominator of which shall be the total number of Stock Election Shares, and (ii) an amount in cash, without interest, equal to the product of (x) the Per Share Cash Amount and (y) a fraction equal to one minus the Stock Fraction.

                    (f) In the event that neither Section 1.4(d) nor Section 1.4(e) above is applicable, all Cash Election Shares shall be converted into the right to receive cash, all Stock Election Shares shall be converted into the right to receive Technitrol Common Stock, and the Non-Election Shares, if any, shall be converted into the right to receive Technitrol Common Stock and cash in the following manner:

                    each Non-Election Share shall be converted into the right to receive (i) a number of shares of Technical Common Stock equal to the product of (x) the Exchange Ratio and (y) a fraction (the "Non-Election Fraction"), which is the lesser of one (1) or a fraction where the numerator shall be the excess of the Stock Election Number over the total number of Stock Election Shares and the denominator of which shall be the aggregate of the Non-Election Shares and (ii) an amount in cash, without interest, equal to the product of (x) the Per Share Cash Amount and (y) a fraction equal to one minus the Non-Election Fraction.

                    (g) Elections shall be made by holders of Pulse Common Stock by mailing to the Exchange Agent (as defined below) a Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to the Exchange Agent and accompanied by the certificates representing the shares of Pulse Common Stock as to which the election is being made (or by an appropriate guarantee of delivery of such certificates by a commercial bank or trust company in the United States or a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. (the "NASD")). Technitrol will have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted or revoked and to disregard immaterial defects in Forms of Election. The decision of Technitrol (or the Exchange Agent) in such matters shall be conclusive and binding. Neither Technitrol nor the Exchange Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. The Exchange Agent shall also make all computations contemplated by this Section 1.4 and all such computations shall be conclusive and binding on the holders of Pulse Common Stock (absent manifest error).

                    (h) For the purposes hereof, a holder of Pulse Common Stock who does not submit a Form of Election which is received by the Exchange Agent prior to the Election Deadline (as hereinafter defined) shall be deemed to have made a Non-Election. If Technitrol or the Exchange Agent shall determine that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election shall be deemed to be of no force and effect and the shareholder making such purported Cash Election or Stock Election shall for purposes hereof, be deemed to have made a Non-Election.

                    (i) Technitrol and Pulse shall each use its best efforts to mail the Form of Election to all persons who become holders of Pulse Common Stock during the period between the record date for the Pulse and Technitrol Stockholders' Meeting (as defined in Section 2.20) and 10:00 a.m. New York time, on the date seven (7) calendar days prior to the anticipated Effective Time and to make the Form of Election available to all persons who become holders of Pulse's Common Stock subsequent to such day and no later than the close of business on the business day prior to the Effective Time. A Form of Election must be received by the Exchange Agent by the close of business on the last business day prior to the Effective Time (the "Election Deadline") in order to be effective. All elections may be revoked until the Election Deadline. Upon request or revocation of an election by a holder of Pulse Common Stock, the Exchange Agent shall promptly return all share certificates to such holder.

                    (j) Each share of Pulse Common Stock held in the treasury of Pulse and each share of Pulse Common Stock owned by any direct or indirect wholly owned subsidiary of Pulse or by Technitrol or any direct or indirect subsidiary of Technitrol (except shares owned by the Technitrol, Inc. Retirement Plan immediately prior to the Effective Time) shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

                    (k) If the tax opinions referred to in Section 6.1(d) cannot be rendered (as reasonably determined, respectively, by Stradley, Ronon, Stevens & Young and by Pillsbury Madison & Sutro) as a result of the Merger potentially failing to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), then the Stock Election Number shall be increased, and the Cash Election Number shall be decreased, to the minimum extent necessary to enable the tax opinions to be rendered.

               1.5  Exchange of Certificates.
                    ------------------------

                    (a)  Exchange Agent. At or prior to the Effective Time,
                         --------------
Technitrol shall deposit, or shall cause to be deposited, with a bank or trust company designated by Technitrol (the "Exchange Agent"), for the benefit of holders of shares of Pulse Common Stock, for exchange in accordance with this Agreement, (i) certificates evidencing such number of shares of Technitrol Common Stock equal to the Exchange Ratio multiplied by the Stock Election Number and (ii) cash in the amount equal to the Per Share Cash Amount multiplied by the Cash Election Number (such certificates for shares of Technitrol Common Stock, together with any dividends or distributions with respect thereto and cash, being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Technitrol Common Stock and cash contemplated to be issued pursuant to Section 1.4 out of the Exchange Fund. Except as contemplated by Section 1.5 hereof, the Exchange Fund shall not be used for any other purpose.

                    (b)  Exchange Procedures. Promptly after the Effective Time,
                         -------------------
Technitrol will cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced Non-Election Shares (other than Dissenting Shares), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates shall pass, only upon proper delivery of the certificates to the Exchange Agent and shall be in such form and have such other provisions as Technitrol may reasonably specify) and (ii) instructions for use in effecting the surrender of the certificates in exchange for the Merger Consideration. Each holder of a certificate formerly representing Pulse Common Stock (a "Certificate") who surrenders or has surrendered such Certificate (or an affidavit pursuant to Section 1.9), together with duly executed transmittal materials (such as those included in the Election Form) shall, upon acceptance thereof (which Technitrol shall cause to occur promptly), be entitled to receive in exchange therefor (A) certificates evidencing that number of whole shares of Technitrol Common Stock which such holder has the right to receive in respect of the shares of Pulse Common Stock formerly evidenced by such Certificate in accordance with Section 1.4, (B) cash to which such holder is entitled to receive in accordance with Section 1.4, (C) cash in lieu of fractional shares of Technitrol Common Stock to which such holder is entitled pursuant to Section 1.5(e), and (D) any dividends or other distributions to which such holder is entitled pursuant to Section 1.5(c), (the shares of Technitrol Common Stock, dividends, distributions and cash described in clauses (A), (B), (C) and (D) being collectively, the "Merger Consideration") and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Pulse Common Stock which is not registered in the transfer records of Pulse, a certificate evidencing the proper number of Technitrol Common Stock and/or cash may be issued and/or paid in accordance with this Agreement to a transferee if the Certificate evidencing such shares of Pulse Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.5, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration.

                    (c)  Distributions with Respect to Unexchanged Shares of
                         ---------------------------------------------------
Technitrol Common Stock. No dividends or other distributions declared or made
-----------------------
after the Effective Time with respect to Technitrol Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Technitrol Common Stock evidenced thereby and no other part of the Merger Consideration shall be paid to any such holder, until the holder of such Certificate shall surrender such Certificate (or an affidavit pursuant to Section 1.9). Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates evidencing whole shares of Technitrol Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Technitrol Common Stock to which such holder is entitled pursuant to Section 1.5(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Technitrol Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Technitrol Common Stock. No interest shall be paid on the Merger Consideration.

                    (d)  No Further Rights in Pulse Common Stock. All shares of
                         ---------------------------------------
Technitrol Common Stock issued and cash paid upon conversion of the shares of Pulse Common Stock in accordance with the terms hereof shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of Pulse Common Stock.

                    (e)  No Fractional Shares. No certificates or scrip
                         --------------------
evidencing fractional shares of Technitrol Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Technitrol. In lieu of any such fractional shares, each holder of Pulse Common Stock promptly upon surrender of a Certificate for exchange pursuant to this
Section 1.5 shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (A) the Average Closing Price by (B) the fractional interest to which such holder would otherwise be entitled (after taking into account all shares of Pulse Common Stock then held of record by such holder).

                    (f)  Termination of Exchange Fund. Any portion of the
                         ----------------------------
Exchange Fund which remains undistributed to the holders of Pulse Common Stock for six (6) months after the Effective Time shall be delivered to Technitrol, upon demand, and any holders of Pulse Common Stock who have not theretofore complied with this Article 1 shall thereafter look only to Technitrol for the Merger Consideration to which they are entitled.

                    (g)  No Liability. Notwithstanding anything to the contrary
                         ------------
in this Article 1, no party hereto shall be liable to any holder of shares of Pulse Common Stock for any shares of Technitrol Common Stock, (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                    (h)  Withholding Rights. Technitrol shall be entitled to
                         ------------------
deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Pulse Common Stock such amounts as Technitrol is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Technitrol, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Pulse Common Stock in respect of which such deduction and withholding was made by Technitrol.

               1.6  Stock Transfer Books. At the Effective Time, the stock
                    --------------------
transfer books of Pulse shall be closed and there shall be no further registration of transfers of shares of Pulse Common Stock thereafter on the records of Pulse. On or after the Effective Time, any certificates presented to the Exchange Agent or Technitrol for any reason shall be converted into the Merger Consideration.

               1.7  Stock Options; Payment Right. At the Effective Time,
                    ----------------------------
Pulse's obligations with respect to each outstanding Stock Option (as defined in Section 2.2) shall be assumed by Technitrol unless the parties shall agree upon an alternative method of handling such Stock Options based upon tax, accounting or securities law considerations. The Stock Options so assumed by Technitrol shall continue to have, and be subject to, the same terms and conditions set forth in the stock option plans and agreements pursuant to which such Stock Options were issued as in effect immediately prior to the Effective Time, except that (a) such Stock Options shall be exercisable for that number of whole shares of Technitrol Common Stock equal to the product of the number of shares of Pulse Common Stock covered by the Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio rounded up to the nearest whole number of shares of Technitrol Common Stock, and (b) the per share exercise price for the shares of Technitrol Common Stock issuable upon the exercise of such assumed Stock Option shall be equal to the quotient determined by dividing the exercise price per share of Pulse Common Stock specified for such Stock Option under the applicable Stock Option plan or agreement immediately prior to the Effective Time by the Exchange Ratio rounding the resulting exercise price down to the nearest whole cent. The date of grant shall be the date on which the Stock Option was originally granted. Technitrol shall (i) reserve for issuance the number of shares of Technitrol Common Stock that will become issuable upon the exercise of such Stock Options pursuant to this Section 1.7 and (ii) at the Effective Time execute a document evidencing the assumption by Technitrol of Pulse's obligations with respect thereto under this Section 1.7. Nothing in this
Section 1.7 shall affect the schedule of vesting (or the acceleration thereof) with respect to the Stock Options to be assumed by Technitrol as provided in this Section 1.7. As soon as practicable after the Effective Time, Technitrol shall file a registration statement on Form S-8 (or any successor form), or another appropriate form with respect to the shares of Technitrol Common Stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), where applicable, Technitrol, to the extent legally permissible, shall administer the Stock Option plans assumed pursuant to this
Section 1.7 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the applicable Pulse Stock Option Plan complied with such rule prior to the Merger.

               1.8  Dissenting Shares.
                    -----------------

                    (a) Notwithstanding any other provisions of this Agreement to the contrary, shares of Pulse Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with
Section 262 of the DGCL (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Pulse Common Stock held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Pulse Common Stock under such
Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration, as if such shares of Pulse Common Stock were covered by Non-Elections, upon surrender, in the manner provided in Section 1.5, of the Certificate or Certificates that formerly evidenced such shares of Pulse Common Stock.

                    (b) Pulse shall give Technitrol (i) prompt notice of any written demands for appraisal of any shares of Pulse Common Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by Pulse which relate to any such demand for appraisal and (ii) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time with respect to demands for appraisal under Section
262. Pulse shall not, except with the prior written consent of Technitrol, voluntarily make any payment with respect to any demands for appraisal of Pulse Common Stock or offer to settle or settle any such demands.

               1.9  Lost, Stolen or Destroyed Certificates. Notwithstanding any
                    --------------------------------------
provision herein to the contrary, in the event any Certificates evidencing shares of Pulse Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such Merger Consideration as may be required pursuant to Section 1.4; provided, however, that Technitrol may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum and for such period as it may reasonably direct (but no more than shall be customary in similar circumstances) as indemnity against any claim that may be made against Technitrol or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

              1.10  Tax Consequences. It is intended by the parties hereto that
                    ----------------
the Merger shall constitute a reorganization within the meaning of
Section 368 (a) of the Code. The obligations of each party to effect the Merger are subject to satisfaction of this condition as contemplated by in Section 6.1(d) of this Agreement.

              1.11  Registration of Merger Shares. As promptly as practicable
                    -----------------------------
after the execution of this Agreement, Technitrol and Pulse shall prepare and Technitrol shall file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 (the "Registration Statement") to register under the Securities Act of 1933, as amended (the "Securities Act") the issuance of the shares of Technitrol Common Stock pursuant to the Merger and this Agreement, as provided in Section 5.1.

              1.12  Taking of Necessary Action, Further Action. If, at any time
                    ------------------------------------------
after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Pulse and Teco Sub, the officers and directors of Pulse and Teco Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is consistent with this Agreement.


                                   ARTICLE 2
                    REPRESENTATIONS AND WARRANTIES OF PULSE

                Pulse represents and warrants to Technitrol and Teco Sub, subject to the exceptions specifically disclosed in writing in the disclosure letter supplied by Pulse to Technitrol (the "Pulse Schedules") and dated as of the date hereof, as set forth below. As used in this Article 2 and in Article 3, the term "Material Adverse Effect" with respect to a party means a material adverse effect on the business, assets (including intangible assets), financial condition, or results of operations of such party and its subsidiaries, taken as a whole.

              2.1 Organization of Pulse. Pulse and each of its direct and indirectly owned subsidiaries (a correct and complete list of which subsidiaries, together with their states or jurisdiction of incorporation, is set forth in the Pulse Schedules; each individually a "Subsidiary" and collectively the "Subsidiaries") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Pulse. Pulse owns, directly or indirectly through one or more Subsidiaries, 100% of the capital stock of each of its Subsidiaries. Except as set forth in Pulse SEC Reports (as defined below in Section 2.5), Pulse does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any interest in, any corporation, partnership, joint venture or other business association or entity other than the securities of any publicly-traded entity held for investment only and constituting less than 5% of the outstanding capital stock of any such entity. Pulse has delivered or made available to Technitrol a true and correct list of all entities in which it has less than 5% of the outstanding capital stock. Pulse has delivered or made available to counsel for Technitrol a true and correct copy of the Certificate of Incorporation and Bylaws of Pulse and similar governing instruments of its material Subsidiaries, each as amended to date.

               2.2  Pulse Capital Structure. The authorized capital stock of
                    -----------------------
Pulse consists of Fifteen Million (15,000,000) shares of Pulse Common Stock, $.01 par value, of which Five Million Nine Hundred Ninety-One Thousand One Hundred Thirty-Seven (5,991,137) shares were issued and outstanding as of May 19, 1995 (including Three Hundred Eighty-Two Thousand Three Hundred Twenty-Three (382,323) shares held in treasury), Five Million (5,000,000) shares of Class B non-voting Common Stock, $.01 par value, none of which are issued and outstanding, and Five Million (5,000,000) shares of Preferred Stock, $.01 par value, none of which are issued and outstanding. All outstanding shares of Pulse Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Pulse or any agreement or document to which Pulse is a party or by which it is bound. As of May 19, 1995, Pulse has reserved Eight Hundred Nine Thousand Sixty-Four (809,064) shares of Common Stock for issuance to employees and consultants pursuant to the stock option plans of Pulse identified in the Pulse Schedules, copies of which have been provided to Technitrol (the "Pulse Stock Option Plans"), of which Four Hundred Forty-Five Thousand, Three Hundred Sixty-Four (445,364) shares were subject to outstanding options (the "Stock Options"). Pulse Schedules list for each outstanding option at May 19, 1995, the name of the holder of shares as to which such option will have been vested at May 19, 1995 and, if the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, an indication of the extent of such acceleration. Pulse Schedules also include a list of all the participants in the Employee Stock Purchase Plan and the number of shares of Pulse Common Stock which will be issuable to the participants therein for the offering period ending March 31, 1995. The only warrants to purchase Pulse Common Stock, or Class B Nonvoting Common Stock of Pulse, outstanding on the date of this Agreement are described on the Pulse Schedules (the "Warrants"), copies of the form of which have been provided to Technitrol by Pulse. Since March 31, 1995, there have been no changes in the capital structure of Pulse other than the issuances of Pulse Common Stock (i) upon the exercise of options granted under Pulse Stock Option Plans, (ii) upon exercise of the Warrants, and (iii) pursuant to Pulse's Employer Stock Purchase Plan (which are issued from Pulse's treasury). Except as set forth in this Section 2.2, Pulse has no capital stock of any class issued or authorized, or any security exchangeable into or exercisable for Pulse capital stock. Except for the Pulse stock options described in the Pulse schedules, rights outstanding under the Employee Stock Purchase Plan and the Warrants, there are no options, calls, rights, commitments or agreements of any character, written or oral to which Pulse is a party or by which it is bound obligating Pulse to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Pulse Common Stock or other Pulse securities, or obligating Pulse to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. All shares of Pulse Common Stock subject to issuance as described in this Section 2.2, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable.

               2.3  Obligations with Respect to Subsidiary Capital Stock. Except
                    ----------------------------------------------------
for securities Pulse owns, there are no securities of any class of any Subsidiary of Pulse, or any security exchangeable into or exercisable for such securities, issued, reserved for issuance or outstanding. There are no options, warrants, securities, calls, rights, commitments or agreements of any character to which Pulse or any of its Subsidiaries is a party or by which any of them are bound obligating Pulse or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, securities of any of Pulse's Subsidiaries or obligating Pulse or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement with respect to such securities.

               2.4  Authority.  Pulse has all requisite corporate power and
                    ---------
authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Pulse, subject only to the approval of the Merger by the vote of the holders of a majority of the outstanding shares of Pulse Common Stock on the record date for the Pulse Stockholders Meeting (as defined in Section 2.20). This Agreement has been duly executed and delivered by Pulse and constitutes the valid and binding obligation of Pulse, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by Pulse does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation, or Bylaws of Pulse or similar governing instruments of any of its Subsidiaries or (ii) any mortgage, indenture, lease, contract or other agreement disclosed in the Pulse Schedules or of the type referred to in clause (i) or (ii) of Section 2.12, or any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Pulse or its properties or assets other than such conflicts, violations, defaults, terminations, cancellations or accelerations which would not have a Material Adverse Effect.

                    No consent, approval, order or authorization of, or registration, declaration or filing with, any federal, state, local or foreign court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Pulse in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Registration Statement with the SEC in accordance with the Securities Act, and the SEC's declaration of effectiveness thereof (ii) the filing of the Merger Agreement with the Delaware Secretary of State, and acceptance thereof for filing (iii) the filing of the Proxy Statement (as defined in Section 2.20) with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) the filing of Forms 8-K with the SEC, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any foreign country, (vi) the filing of notification pursuant to the Hart-Scott-Rodino Antitrust Act of 1976, as amended (the "HSR ACT"), (vii) consent of the Industrial Development Agency (Ireland) (including predecessor or related government agencies) and (viii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Pulse or Technitrol.

               2.5  SEC Filings; Pulse Financial Statements.
                    ---------------------------------------

                    (a) Pulse has filed all forms, reports and documents required to be filed with the SEC, and has made available to Technitrol in the form filed with the SEC (i) its Annual Report on Form 10-K for the fiscal year ended July 3, 1994, (ii) its Quarterly Reports on Form 10-Q for the periods ended October 2, 1994, January 1, 1995 and April 2, 1995, (iii) all proxy statements relating to Pulse's meetings of stockholders (whether annual or special) held since November 9, 1994 (iv) all other reports or registration statements filed by Pulse with the SEC, and (v) all amendments and supplements to all such reports and registration statements filed by Pulse with the SEC. All such reports and documents and any similar reports and documents filed with the SEC after the date of this Agreement and prior to the Effective Time (collectively referred to herein as the "Pulse SEC Reports") (i) were and will be prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Pulse SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing) contain and future Pulse SEC Reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Pulse's Subsidiaries is required to file any reports or other documents with the SEC.

                    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in Pulse SEC Reports (the "Pulse Financials"), including any Pulse SEC Reports filed after the date hereof until the Closing, (i) complies as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (iii) fairly presented the consolidated financial position of Pulse and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount and except that the footnotes accompanying the unaudited interim financial statements are not complete. The unaudited balance sheet of Pulse as at April 2, 1995 contained in Pulse's Quarterly Report on Form 10-Q for the Quarter ended April 2, 1995 is hereinafter referred to as the "Pulse Balance Sheet".

                    (c) Pulse has furnished to Technitrol a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Pulse with the SEC pursuant to the Securities Act or the Exchange Act.

                    (d) Pulse has furnished to Technitrol certain non-public financial projections, which were prepared in good faith based on assumptions believed by Pulse to be reasonable, as to which no additional representation or warranty is made or to be implied.

               2.6  Absence of Certain Changes or Events. Since the date of the
                    ------------------------------------
Pulse Balance Sheet, Pulse has conducted its business only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any material adverse change in the business, assets (including intangible assets), financial condition or results of operations of Pulse and its Subsidiaries taken as a whole, or to the knowledge of Pulse any development that reasonably would be expected to cause such a material adverse change; (ii) any material damage, destruction or loss (whether or not covered by insurance) having a Material Adverse Effect on Pulse; (iii) any material change by Pulse in its accounting methods, principles or practices; (iv) any material revaluation by Pulse of its assets, including, without limitation, writing off or writing down the value of any asset having a material value prior to such revaluation; or (v) any other action or event that would have required the consent of Technitrol pursuant to Section 4.1 had such action or event occurred after the date of this Agreement.

               2.7  Taxes.
                    -----

                    (a)  Definition of Taxes. For the purposes of this Agreement
                         -------------------
"Tax or "Taxes" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes together with all interest penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

                    (b)  Tax Returns and Audits.
                         ----------------------

                         (i)     Pulse and each of its Subsidiaries has timely
filed all federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to Taxes, required to be filed by Pulse and each of its Subsidiaries, except such Returns which are not material to Pulse, and has paid all Taxes shown to be due on such Returns or is contesting them in good faith.

                         (ii)    Except as is not material to Pulse, Pulse and
each of its Subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

                         (iii)   Except as is not material to Pulse, neither
Pulse nor any of its Subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Pulse or any of its Subsidiaries, nor has Pulse or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

                         (iv)    Subject to disclosure in the Pulse Schedules,
except as is not material to Pulse, no audit or other examination of any Return of Pulse or any of its Subsidiaries is presently in progress, nor has Pulse or any of its Subsidiaries been notified of any request for such an audit or other examination.

                         (v)     Neither Pulse nor any of its Subsidiaries has
any liability for unpaid federal, state, local or foreign Taxes which have not been accrued for or reserved on the Pulse Balance Sheet, whether asserted or unasserted contingent or otherwise, which is material to Pulse.

                         (vi)    None of Pulse's assets are treated as "tax-
exempt use property" within the meaning of Section 168(h) of the Code.

                         (vii)   There is no contract, agreement, plan or
arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Pulse or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.

                         (viii)  Neither Pulse nor any of its subsidiaries has
filed any consent agreement under Section 341(f) of the Code or agreed to have
Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Pulse.

                         (ix)    Pulse is not, and has not been at any time, a
"United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

               2.8  Absence of Restrictions on Business Activities. There is no
                    ----------------------------------------------
agreement, judgment, injunction, order or decree binding upon Pulse which has or could reasonably be expected to have the effect of prohibiting or materially impairing any material current business practice of Pulse, any acquisition of material property by Pulse or the conduct of business by Pulse as currently conducted or as proposed to be conducted by Pulse.

               2.9  Absence of Liens and Encumbrances. Pulse and each of its
                    ---------------------------------
Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in Pulse Financial Statements and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

              2.10  Intellectual Property . Pulse, directly or indirectly, owns,
                    ---------------------
or is licensed or otherwise possesses legal enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, maskworks, net lists, schematics, technology, know-how, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material that are material to the business of Pulse as currently conducted or as proposed to be conducted by Pulse (the "Pulse Intellectual Property Rights"). Pulse Schedules set forth a complete list of all patents, trademarks, registered copyrights, trade names and service marks, and any applications therefor, included in the Pulse Intellectual Property Rights, and specify, where applicable, the jurisdictions in which each such Pulse Intellectual Property Right has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners. Pulse Schedules also set forth a complete list of all material licenses, sublicenses and other agreements as to which Pulse is a party and pursuant to which Pulse or any other person is authorized to use any Pulse Intellectual Property Right or other trade secret material to Pulse, and includes the identity of all parties thereto and a description of the nature and subject matter thereof; the copies of such licenses, sublicenses and other agreements provided to Technitrol contain a description of the applicable royalty and the term thereof. Pulse is not in violation of any license, sublicense or agreement described on such list except such violations as do not materially impair Pulse's rights under such license, sublicense or agreement. The execution and delivery of this Agreement by Pulse, and the consummation of the transactions contemplated hereby, will neither cause Pulse to be in violation or default under any such license, sublicense or agreement, nor entitle any other party to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement. Pulse is the sole and exclusive owner or licensee of, with all right, title and interest in and to (free and clear of any liens or encumbrances), Pulse Intellectual Property Rights, and has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which Pulse Intellectual Property Rights are being used. No claims have been asserted or, to the knowledge of Pulse, are threatened by any person nor are there any valid grounds, to the knowledge of Pulse, for any bona fide claims (i) to the effect that the manufacture, sale, licensing or use of any of the products of Pulse or any of its Subsidiaries as now manufactured, sold or licensed or used or proposed for manufacture, use, sale or licensing by Pulse infringes on any copyright, patent, trade mark, service mark or trade secret,
(ii) against the use by Pulse or any of its Subsidiaries of any trademarks, service marks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in Pulse's business as currently conducted or as proposed to be conducted by Pulse, or
(iii) challenging the ownership by Pulse, validity or effectiveness of any Pulse Intellectual Property Rights. All material registered trademarks, service marks and copyrights held by Pulse are valid and subsisting. To the knowledge of Pulse, there is no material unauthorized use, infringement or misappropriation of any Pulse Intellectual Property Rights by any third party, including any employee or former employee of Pulse. No Pulse Intellectual Property Right or product of Pulse or any of its Subsidiaries is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by Pulse or any of its Subsidiaries. Neither Pulse nor any of its Subsidiaries has entered into any agreement (other than exclusive distribution agreements identified as such in Pulse Schedules) under which Pulse or its Subsidiaries is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market. Pulse has a policy requiring each employee to execute a proprietary information and confidentiality agreement substantially in Pulse's standard form.

              2.11  Agreements, Contracts and Commitments. Except as set forth
                    -------------------------------------
in Pulse Schedules, neither Pulse nor any of its Subsidiaries has, nor is it a party to nor is it bound by, any of the following:

                    (a)  any material product distribution agreement,

                    (b) any material joint marketing agreement or product development agreement,

                    (c) any material agreement relating to the performance of product evaluation or testing or regulatory compliance by other parties with respect to products of Pulse or its Subsidiaries ,

                    (d) any agreement with or order by any Government Entity relating to the testing, manufacture, registration, labeling, marketing or sale of products manufactured, marketed or sold by Pulse or its Subsidiaries,

                    (e) any agreement with or order by any Government Entity relating to the providing by such government of employees related to the manufacture of Pulse's products,

                    (f) any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements,

                    (g) any material employment or consulting agreement, or any other similar type of contract or commitment for an amount in excess of Fifty Thousand Dollars ($50,000.00), which in any of such cases is not terminable by Pulse on thirty (30) days notice without liability,

                    (h) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement,

                    (i) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than such agreements or guarantees between Pulse and any of its Subsidiaries,

                    (j) any agreement, contract or commitment relating to capital expenditures and involving future obligations in excess of One Hundred Thousand Dollars ($100,000.00) singularly or Five Hundred Thousand Dollars ($500,000.00) in the aggregate,

                    (k) any agreement, contract or commitment relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise,

                    (l) any mortgage, indenture, loan or credit agreement, grant agreement, security agreement or other agreement or instrument relating to the borrowing of money, extension of credit, or receipt of money,

                    (m)  any collective bargaining agreement,

                    (n) any real property or personal property lease requiring aggregate future payments by Pulse or its Subsidiaries in excess of One Hundred Thousand Dollars ($100,000.00),

                    (o) any material joint venture or partnership agreement or arrangement,

                    (p) any consignment or similar agreement relating to inventory or equipment, or

                    (q) any other agreement, contract or commitment which involves payment by Pulse of One Hundred Thousand ($100,000.00) or more and is not cancelable without penalty within thirty (30) days.

              2.12  No Default. Neither Pulse nor any of its Subsidiaries has
                    ----------
breached, or received in writing any claim or threat that it has breached, any of the terms or conditions of any (i) agreement, contract or commitment that was or is required to be filed as an exhibit to Pulse SEC Reports or (ii) any agreement under which Pulse or any of its Subsidiaries licenses from a third party any Pulse Intellectual Property Rights included in Pulse's products in such a manner as would permit any other party to cancel or terminate the same or would permit any other party to seek material damages from Pulse thereunder. Each of the agreements, contracts and commitments referred to in clauses (i) and
(ii) above that has not expired or been terminated in accordance with its terms is in full force and effect and, except as otherwise disclosed, is not subject to any material default thereunder of which Pulse is aware by any party obligated to Pulse pursuant thereto.

              2.13   Governmental Authorization. Pulse holds all permits,
                     --------------------------
licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of Pulse's business as currently conducted (the "Pulse Permits"). Pulse is in material compliance with the terms of Pulse Permits. Except as disclosed in Pulse's SEC Reports filed prior to the date of this Agreement, the business of Pulse is not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for violations or possible violations which individually or in the aggregate are not, and insofar as reasonably can be foreseen in the future will not be, material to Pulse. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Pulse is pending or, to the knowledge of Pulse, threatened, nor has any Governmental Entity indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, will not be material. There are no products now being manufactured, assembled or sold by Pulse which at the date hereof would require any approval of any governmental body, whether federal, state, local or foreign for the purpose for which they are being manufactured, assembled or sold by Pulse, for which such approval has not been obtained. All products now being commercially distributed by Pulse in any jurisdiction meet the applicable legal requirements of such jurisdiction and all requisite governmental approvals have been duly obtained and are in full force and effect, and there is no basis known to Pulse for any governmental body to deny or rescind any approval for any of their commercially distributed products for the purpose for which they are being manufactured, assembled or sold by Pulse or for any products that Pulse proposes to commercially distribute in the future. There is no action or proceeding by any governmental body pending or, to the knowledge of Pulse, threatened against Pulse, and no such proceeding was brought at any time in the past and, to the knowledge of Pulse, there is no basis for any such action or proceeding.

              2.14  Litigation.  There is no action, suit or proceeding, claim,
                    ----------
arbitration or investigation pending, or as to which Pulse or any of its Subsidiaries has received any notice of assertion nor, to Pulse's knowledge, is there a reasonable basis to expect such notice of assertion against Pulse or any of its Subsidiaries which, if determined adversely to Pulse or any of its Subsidiaries reasonably would be expected to be material to Pulse, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

              2.15  Environmental Matters.
                    ---------------------

                    (a)  Hazardous Material. Except as set forth on the Pulse
                         ------------------
Schedules and except as reasonably would not be expected to result in a material liability to Pulse, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state, local or foreign law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws (a "Hazardous Material"), but excluding office and janitorial supplies, are present, as a result of deliberate actions of Pulse or any of its Subsidiaries, or, to Pulse's knowledge, as a result of any actions of any third party or otherwise, in on or under any property, including the land and the improvements, ground water and surface water thereof, that Pulse or any of its Subsidiaries has at any time owned, operated, occupied or leased.

                    (b)  Hazardous Material Activities. Except as reasonably
                         -----------------------------
would not be expected to result in a material liability of Pulse, neither Pulse nor any of its Subsidiaries, has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has Pulse or any of its Subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material (collectively "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

                    (c)  Permits. Pulse currently holds all environmental
                         -------
approvals, permits, licenses, clearances and consents (the "Environmental Permits") necessary for the conduct of Pulse's Hazardous Material Activities and other businesses of Pulse as such activities and businesses are currently being conducted.

                    (d) Environmental Liabilities. No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to Pulse's knowledge, threatened, concerning any Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Pulse or any of its Subsidiaries and Pulse is not aware of any facts or circumstances which could involve Pulse or any of its Subsidiaries in any material environmental litigation or impose upon Pulse any material environmental liability.

              2.16  Brokers' and Finders' Fees. Except for fees payable to
                    --------------------------
Oppenheimer & Co., Inc. pursuant to the engagement letter dated October 28, 1994, a copy of which has been provided to Technitrol, Pulse has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

              2.16  Labor Matters. There are no pending material claims
                    -------------
against Pulse or any of its Subsidiaries under any workers compensation plan or policy (or similar foreign statute or law) or for long term disability. Pulse and each of its United States Subsidiaries, has complied in all material respects with all applicable provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and has no material obligations with respect to any former employees or qualifying beneficiaries thereunder. Except as is not material to Pulse's business and operations, neither Pulse nor any of its Subsidiaries has given to or received from any current employee of Pulse or any of its Subsidiaries notice of termination of employment.

              2.17  Employee Benefit Plans.
                    -----------------------

                    (a) Pulse Schedules set forth all presently effective employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, programs or arrangements, and any presently effective employment or executive compensation or severance agreements, written or otherwise, for the benefit of, or relating to, any current or former employee of Pulse or any trade or business (whether or not incorporated) which is a member or which is under common control with Pulse (an "ERISA Affiliate") within the meaning of Section 414 of the Code, or any Subsidiary of Pulse (together, the "Employee Plans").

                    (b) Pulse Schedules set forth a complete and correct list of each plan, policy or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental employment benefits, vacation benefits, fringe benefits or other forms of compensation or benefits which (i) is not an Employee Plan, (ii) is maintained, established or contributed to by Pulse or any related person, and (iii) covers any employee or former employee of Pulse or any related person, including without limitation any employee or former employee of a Related Person that does business outside of the Untied States. Such plans and arrangements as are described above are hereinafter referred to collectively as the "Benefit Arrangements".

                    (c) (i) None of the Employee Plans or Benefit Arrangements promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, including but not limited to COBRA;
(ii) Pulse has maintained all Employee Plans and Benefit Arrangements in compliance in all material respects with the requirements prescribed by any and all applicable statutes (including ERISA and the Code), orders, or governmental rules and regulations currently in effect with respect thereto (including all applicable requirements for notification to participants or beneficiaries or the Department of Labor, Internal Revenue Service (the "IRS") or Secretary of the Treasury), and Pulse has performed all material obligations required to be performed by it under, is not in default under or violation of, and has no knowledge of any default or violation by any other party to, any of the Employee Plans or Benefit Arrangements; (iii) each Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under
Section 501(a) of the Code either are currently subject to a favorable determination letter from the IRS or Pulse still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such a determination letter and to make any amendments necessary to obtain a favorable determination; and (iv) no current or former Employee Plan or Benefit Arrangement is or within the prior six (6) years has been subject to, and Pulse has not incurred and does not expect to incur any liability under, Title IV of ERISA or Section 412 of the Code and (v) nothing in any Employee Plan or Benefit Arrangements precludes or interferes with Technitrol's ability to cause Pulse to terminate (or consolidate, at Technitrol's option) any Employee Plan or Benefit Arrangement after the Closing; provided that (i) the Employee Plans and Benefit Arrangements may be terminated prospectively only, subject to rights accrued by Pulse's employees at the time of such termination and (ii) not more than sixty
(60) days notice may be required to terminate certain Employee Plans and Benefit Arrangements.

                    (d) None of the following now exists or has existed within the six (6) year period ending on the date hereof with respect to any Employee
Plan: (i) any act or omission by Pulse constituting a violation of Section 402, 403, 404 or 405 of ERISA; (ii) any act or omission by Pulse which constitutes a violation of Sections 406 and 407 of ERISA and is not exempted by Section 408 of ERISA or which constitutes a violation of Section 4975(c) of the Code and is not exempted by Section 4975(d) of the Code; (iii) any act or omission by Pulse constituting a violation of Section 503, 510 or 511 of ERISA; (iv) any act or omission by Pulse which could give rise to liability under Section 502 of ERISA or under Sections 4972 or 4975 through 4980 of the Code; or (v) any act or omission by Pulse which could give rise to liability under Section 6652 of the Code.

                    (e) Neither Pulse nor any of its Subsidiaries has contributed, or been obligated to contribute, to any multi-employer plan, as defined in Section 4001(a)(3) of ERISA.

                    (f) Each Employee Plan and Benefit Arrangement has been maintained in substantial compliance with its terms, and all contributions, premiums or other payments due from Pulse or any of its Subsidiaries to (or under) any such Employee Plan or Benefit Arrangement have been fully paid or adequately provided for on the audited Pulse Financials for the most recently-ended fiscal year. All accruals thereon (including, where appropriate, proportional accruals for partial periods) have been made in accordance with generally accepted accounting principles consistently applied on a reasonable basis. There has been no amendment, written interpretation or announcement (whether or not written) by Pulse with respect to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement that would increase materially the expense of maintaining such plans or arrangements, individually or in the aggregate, above the level of expense incurred with respect thereto for the most recently-ended fiscal year.

                    (g) Pulse has made available to Technitrol complete, accurate and current copies of all Employee Plans and Benefit Arrangements and all amendments, documents, correspondence and filings relating thereto, including but not limited to any statements, filings, reports or returns filed with any governmental agency with respect to the Employee Plans and Benefit Arrangements at any time within the three (3) year period ending on the date hereof.

                    (h) The Pulse Schedules set forth a true and correct list of all plans and policies maintained or administered by Pulse or any of it Subsidiaries relating to benefits provided to employees in foreign countries pursuant to the laws of such countries or other jurisdiction. Pulse has maintained or administered each such plan or policy in substantial compliance with their terms and applicable legal requirements, and all contributions, premiums or other payments due from Pulse or any of its Subsidiaries to (or under) any such plan have been fully paid or adequately provided for on the audited Pulse Financials for the most recently-ended fiscal year. All accruals thereon (including, where appropriate, proportional accruals for partial periods) have been made in accordance with generally accepted accounting principles consistently applied on a reasonable basis.

              2.19  Change of Control Payments. Pulse Schedules set forth
                    --------------------------
the terms of all agreements, commitments, employment policies, plans or arrangements pursuant to which all amounts may become payable (whether currently or in the future) to current or former officers, directors or employees of Pulse or others as a result of or in connection with the Merger, including any termination of employment relating to or within one year following the Merger.

              2.20  Registration Statements; Proxy Statements/Prospectus.
                    ----------------------------------------------------
The information to be supplied by Pulse for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by Pulse for inclusion in the joint proxy statement/prospectus to be sent to the stockholders of Pulse and stockholders of Technitrol in connection with the meeting of Pulse's stockholders to consider the Merger (the "Pulse Stockholders' Meeting") and the meeting of Technitrol's stockholders to consider the Merger (the "Technitrol Stockholders' Meeting") (such joint proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to Pulse's stockholders and Technitrol's stockholders, at the time of Pulse's Stockholders' Meeting or Technitrol Stockholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for Pulse Stockholders' Meetings or Technitrol Stockholders' meeting which has become false or misleading. To Pulse's best knowledge at the time the Proxy Statement is mailed to the stockholders of Pulse and Technitrol, the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any information relating to Pulse or any of its affiliates, officers or directors should be discovered by Pulse which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Pulse shall promptly inform Technitrol. Notwithstanding any of the foregoing, Pulse makes no representation or warranty with respect to any information supplied by Technitrol or Teco Sub which is contained in any of the foregoing documents.

               2.21  Board Approval. The Board of Directors of Pulse has, on or
                     --------------
prior to the date hereof, unanimously approved this Agreement and the Merger and has heretofore adopted the resolutions contained in the Pulse Schedules.

               2.22  Non-Public Information Provided to Technitrol. The non-
                     ---------------------------------------------
public written information provided to Technitrol by Pulse since November 16, 1994 regarding the business of Pulse, including product and historical financial information, did not, to the actual knowledge of Pulse's executive officers, contain any material misrepresentation of a material fact or omit any information necessary to make the information provided not materially misleading. The written projections of Pulse's future financial performance provided by Pulse to Technitrol were prepared in good faith based on assumptions believed by Pulse to be reasonable; however no other representation is made or to be implied concerning such projections.

               2.23  Fairness Opinion. Pulse has received a written opinion
                     ----------------
from Oppenheimer & Co., Inc. ("Oppenheimer"), dated as of the date hereof, to the effect that the Merger Consideration to be received by the holders of Pulse Common Stock is fair from a financial point of view and has delivered to Technitrol a copy of such opinion.

                                   ARTICLE 3
           REPRESENTATIONS AND WARRANTIES OF TECHNITROL AND TECO SUB

      Technitrol and Teco Sub represent and warrant to Pulse as follows:

               3.1   Organization of Technitrol.  Each of Technitrol and its
                     --------------------------
material subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the corporate power to own, lease and operate its property and to carry on business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Technitrol. Except as set forth in the Technitrol SEC Reports (as defined in Section 3.4) or on a written list delivered to Pulse, Technitrol does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any interest in, any corporation, partnership, joint venture or other business association or entity. Technitrol has delivered or made available to counsel for the Company, a true and correct copy of the Certificate of Incorporation and Bylaws or other charter documents of Technitrol, each as amended to date.

               3.2   Capital Structure.
                     -----------------

                     (a) The authorized stock of Technitrol consists of Ten Million (10,000,000) shares of Technitrol Common Stock, $.125 par value, of which 6,048,417 shares were issued and outstanding as of March 31, 1995. All such shares have been duly authorized and all such issued and outstanding shares have been validly issued, are fully paid and nonassessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof except for shares issued pursuant to the Technitrol Restricted Stock Plan ("RSP") which are subject to the terms of the RSP. There are no other equity securities, options, warrants, calls, rights, commitments or agreements of any character to which Technitrol is a party or by which it is bound or obligating Technitrol to issue, deliver, sell, repurchase or redeem or cause to be issued, delivered, sold, repurchased or redeemed any shares of the capital stock of Technitrol or obligating Technitrol to grant, extend or enter into any such equity security, option warrant, call, right, commitment or agreement.

                     (b) The shares of Technitrol Common Stock to be issued pursuant to the Merger will, upon issuance, be (i) duly authorized, validly issued, fully paid and non-assessable, (ii) registered pursuant to the Securities Act and, except for affiliates of Pulse as to whom the provisions of Rule 145 of the Securities Act shall apply, be freely tradeable and (iii) be eligible for trading on the American Stock Exchange.

               3.3   Authority.  Technitrol and Teco Sub have all requisite
                     ---------
corporate power and authority to enter into and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Technitrol and Teco Sub subject only to the approval of the Merger by Technitrol's stockholders as contemplated by Section 6.1(a). This Agreement has been duly executed and delivered by Technitrol and Teco Sub and constitutes the valid and binding obligations of Technitrol and Teco Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligations or loss of a benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Technitrol or Teco Sub or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Technitrol or its properties or assets other than any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not have a material adverse effect on either Technitrol or the ability of Technitrol to consummate the transactions contemplated hereby.

                     No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Technitrol and Teco Sub in connection with the execution and delivery of this Agreement by Technitrol and Teco Sub or the consummation by Technitrol and Teco Sub of the transactions contemplated hereby, except for (i) the filing of the Registration Statement with the SEC and the SEC's declaration of effectiveness thereof, (ii) the filing of the certificate of Merger with the Delaware Secretary of State, and acceptance thereof for filing (iii) the filing of Forms 8-K with the SEC within fifteen (15) days and ten (10) days, respectively, after the Closing Date, (iv) listing of Technitrol Common Stock on the American Stock

Exchange, (v) the filing of notification pursuant to the HSR Act, (vi) any filings as may be required under applicable state securities laws and the laws of any foreign country, and (vii) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not have a Material Adverse Effect on Technitrol.

               3.4  SEC Filings; Technitrol Financial Statements.
                    --------------------------------------------

                    (a) Technitrol and each of its subsidiaries has filed all forms, reports and documents required to be filed with the SEC and has made available to Pulse, in the form filed with the SEC, (i) its Annual Reports on Form 10-K for the fiscal year ended December 31, 1994, (ii) its Quarterly Report on Form 10-Q for the period ended March 31, 1995, (iii) all proxy statements relating to Technitrol's meetings of stockholders (whether annual or special) held since December 31, 1992, (iv) all other reports or registration statements filed by Technitrol with the SEC since December 31, 1992 and (v) all amendments and supplements to all such reports and registration statements filed by Technitrol with the SEC. All such required forms, reports and documents (including those enumerated in clauses (i) through (v) of the preceding sentence) are referred to herein as the "Technitrol SEC Reports". As of their respective dates, the Technitrol SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Technitrol SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Technitrol's subsidiaries is required to file any forms, reports or other documents with the SEC.

                    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Technitrol SEC Reports, including any Technitrol SEC Reports filed after the date hereof until the Closing, (i) complies as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (iii) fairly presented the consolidated financial position of Technitrol and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount and except that the footnotes accompanying the unaudited interim financial statements are incomplete. The unaudited balance sheet of Technitrol as at March 31, 1995 as contained in Technitrol's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1995 is hereinafter referred to as the "Technitrol Balance Sheet".

                    (c) Technitrol has heretofore furnished or made available to Pulse a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Technitrol with the SEC pursuant to the Securities act or the Exchange Act.

               3.5 Absence of Certain Changes or Events . Since the date of the Technitrol Balance Sheet, except with respect to the actions contemplated by this Agreement, Technitrol and its subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been
(i) any Material Adverse Change in Technitrol, or to the knowledge of Technitrol any development that reasonably would be expected to cause a Material Adverse Change in Technitrol; (ii) any damage, destruction or loss (whether or not covered by insurance) having a Material Adverse Effect on Technitrol; (iii) any material change by Technitrol in its accounting methods, principles or practices; (iv) any material revaluation by Technitrol of assets including, without limitation, writing off or writing down the value of any material asset; or (v) any other action or event that would have required the consent of Pulse pursuant to Section 4.2 had such action or event occurred after the date of this Agreement.

               3.6   Taxes.
                     -----

                     (a) Technitrol and each of its subsidiaries has timely filed all Returns relating to Taxes required to be filed by Technitrol and each of its subsidiaries, except such Returns which are not material to Technitrol and has paid all Taxes shown to be due on such Returns, or is contesting them in good faith.

                     (b) Except as is not material to Technitrol, Technitrol and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

                     (c) Except as is not material to Technitrol, neither Technitrol nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Technitrol or any of its subsidiaries nor has Technitrol or any of its subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

                     (d) Except as is not material to Technitrol, no audit or other examination of any Return of Technitrol or any of its subsidiaries is presently in progress, nor has Technitrol or any of its subsidiaries been notified of any request for such an audit or other examination.

                     (e) Technitrol does not have any liability for unpaid federal, state, local or foreign Taxes which have not been accrued or reserved against on the Technitrol Balance Sheet, whether asserted or unasserted, contingent or otherwise, which is material to Technitrol.

               3.7   Restrictions on Business Activities. There is no material
                     -----------------------------------
agreement, judgment, injunction, order or decree binding upon Technitrol which has or reasonably would be expected to have the effect of prohibiting or materially impairing any material current business practice of Technitrol, any acquisition of material property by Technitrol or the conduct of business by Technitrol as currently conducted or as proposed to be conducted by Technitrol.

               3.8   Absence of Liens and Encumbrances; Condition of Equipment.
                     ---------------------------------------------------------
Technitrol has good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the Technitrol Financial Statements and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which are not material in character amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

               3.9   Intellectual Property. Technitrol, directly or indirectly,
                     ---------------------
owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights and any applications therefor, maskworks, net lists, schematics, technology, know-how, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material (excluding Commercial Software) that are material to the business of Technitrol as currently conducted or as proposed to be conducted by Technitrol (the "Technitrol Intellectual Property Rights"). Technitrol is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any agreement to which Technitrol is a party and pursuant to which Technitrol or any other person is authorized to use any Technitrol Intellectual Property Rights except such violations as do materially impair Technitrol's rights under any such agreement. Technitrol is the sole and exclusive owner or licensee of, with all right, title and interest in and to (free and clear of any liens or encumbrances), Technitrol Intellectual Property Rights, and has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which Technitrol Intellectual Property Rights are being used. No claims have been asserted or, to the knowledge of Technitrol, are threatened by any person that reasonably would be expected to have a Material Adverse Effect on Technitrol, nor is there any valid grounds for any bona fide claims that reasonably would be expected to have a Material Adverse Effect on Technitrol, (i) to the effect that the manufacture, sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by Technitrol infringes on any copyrights, patent, trade mark, service mark or trade secret, (ii) against the use by Technitrol of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in Technitrol's business as currently conducted or as proposed to be conducted, or (iii) challenging the ownership, validity or effectiveness of any copyrights held by Technitrol are valid and subsisting. To the knowledge of Technitrol, there is no material unauthorized use, infringement or misappropriation of any Technitrol Intellectual Property Rights by any third party, including any employee or former employee of Technitrol. Technitrol has not entered into any agreement (other than exclusive distribution agreements) under which Technitrol is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market. There is no outstanding order, judgment, decree or stipulation on Technitrol restricting in any manner the licensing of Technitrol's products by Technitrol.

               3.10  Litigation. There is no action, suit, proceeding, claim,
                     ----------
arbitration or investigation pending, or as to which Technitrol has received any notice of assertion nor, to Technitrol's knowledge, is there a reasonable basis to expect such notice of assertion against Technitrol which in any case set forth above reasonably would be expected to be material to Technitrol, or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

               3.11  Environmental Matters.
                     ---------------------

                     (a)   Hazardous Material. Except as reasonably would not be
                           ------------------
expected to result in a material liability to Technitrol, no underground storage tanks and no Hazardous Material, but excluding office and janitorial supplies, is present, as a result of the deliberate actions of Technitrol, or, to Technitrol's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Pulse has at any time owned, operated, occupied or leased.

                     (b)   Hazardous Materials Activities.  Except as reasonably
                           ------------------------------
would not be expected to result in a material liability of Technitrol, Technitrol has not transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has Technitrol conducted Hazardous Material Activities in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

                     (c)   Permits.  Technitrol currently holds all
                           -------
Environmental Permits necessary for the conduct of Technitrol's Hazardous Material Activities and other businesses of Technitrol as such activities and businesses are currently being conducted.

                     (d)   Environmental Liabilities.  No material action,
                           -------------------------
proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to Technitrol's knowledge, threatened, concerning or relating to any Environmental Permit, Hazardous Materials or any Hazardous Materials Activity of Technitrol. Technitrol is not aware of any fact or circumstance which reasonably would be expected to involve in any material environmental litigation or impose upon Technitrol any material environmental liability.

               3.12  Agreements, Contracts and Commitments.  Technitrol has not
                     -------------------------------------
breached, or received in writing any claim or threat that it has breached, any of the material terms or conditions of any material agreement, contract or commitment that is required to be filed as an exhibit to the Technitrol SEC Reports filed in 1994 in such a manner as would permit another party to cancel or terminate the same or would permit any other party to seek material damages from Technitrol thereunder. Each of the agreements, contracts and commitments referred to in the first sentence of this Section 3.12 is in full force and effect and, except as otherwise disclosed, is not subject to any material default thereunder of which Technitrol is aware by any party obligated to Technitrol pursuant thereto.

               3.13  Labor Matters.  There are no pending material claims
                     -------------
against Technitrol under any workers compensation plan or policy or for long term disability.

               3.14  Compliance with Laws.  Technitrol has complied in all
                     --------------------
material respects with, is not in material violation of, and has not received any notices of violation with respect to, any federal, state or local statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except in any such case as reasonably would not be expected to be material to Technitrol.

               3.15  Broker's and Finders' Fees.  Except for fees payable to
                     --------------------------
Legg Mason Wood Walker, Incorporated ("Legg Mason") pursuant to the engagement letter dated October 28, 1995, a copy of which has been provided to Pulse, and except for fees due to Pret-Partez, Inc., Technitrol has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement, the Merger or any transaction contemplated hereby.

               3.16  Registration Statement; Proxy Statement/Prospectus. Subject
                     --------------------------------------------------
to the accuracy of the representations of Pulse made in Section 2.20, the Registration Statement shall not, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements included therein not misleading. The information to be supplied by Technitrol for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to stockholders of Pulse and of Technitrol, at the time of Pulse Stockholders' Meeting, at the time of the Technitrol Stockholders' meeting and at the Effective time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for Pulse Stockholders' Meeting or Technitrol Stockholders' Meeting which has become false or misleading. To Technitrol's best knowledge at the time the Proxy Statement is mailed to the stockholders of Technitrol and Pulse, the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective time any information relating to Technitrol, Teco Sub or any of their respective affiliates, officers or directors should be discovered by Technitrol or Teco Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Technitrol or Teco Sub will promptly inform Pulse. Notwithstanding any of the foregoing, Technitrol and Teco Sub make no representation or warranty with respect to any information supplied by Pulse which is contained in any of the foregoing documents.

               3.17  Employee Benefit Plans.   (a) Except with respect to
                     ----------------------
amounts which are not material to Technitrol, none of Technitrol's employee benefit plans or arrangements promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, including but not limited to COBRA; (b) all material employee benefit plans and arrangements of Technitrol are in compliance in all material respects with the requirements prescribed by any and all applicable statutes (including ERISA and the Code), orders or governmental rules and regulations currently in effect with respect thereto (including all applicable requirements for notification to participants or beneficiaries or the Department of Labor, IRS or Secretary of the Treasury), and Technitrol has performed all material obligations required to be performed by it under, is not in default under or violation of, and has no knowledge of any default or violation by any other party to, any of its employee benefit plans or arrangements; (c) each employee benefit plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code either has received a favorable determination letter with respect to each such employee benefit plan from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such a determination letter and to make any amendments necessary to obtain a favorable determination; and (d) except for the Technitrol, Inc. Retirement Plan, no employee benefit plan or arrangement is or within the prior five (5) years has been subject to Title IV of ERISA or Section 412 of the Code.


               3.18  Board Approval. The Board of Directors of each of
                     --------------
Technitrol and Teco Sub have, and the sole shareholder of Teco Sub has, as of the date hereof, approved this Agreement and the Merger.

               3.19  Non-Public Information Provided to Pulse.  The non-public
                     ----------------------------------------
written information provided to Pulse by Technitrol since November 16, 1994 regarding the business of Technitrol, including product and historical financial, did not, to the actual knowledge of Technitrol's executive officers, contain any material misrepresentation of a material fact or omit any information necessary to make the information provided not materially misleading.

               3.20  Fairness Opinion.  Technitrol has received a written
                     ----------------
opinion from Legg Mason, dated as of the date of this Agreement, to the effect that the Merger is fair from a financial point of view to the holders of Technitrol's Common Stock, and has delivered to Pulse a copy of such opinion.


                                   ARTICLE 4
                      CONDUCT PRIOR TO THE EFFECTIVE TIME

               4.1   Conduct of Business of Pulse.  During the period from the
                     ----------------------------
date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, Pulse (which for the purposes of this Section 4.1 shall include Pulse and each of its Subsidiaries), agrees, except to the extent that Technitrol shall otherwise consent in writing, to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay its debts and taxes when due (subject to good faith disputes over such debts or taxes), to pay or perform other material obligations when due, and to use all reasonable efforts consistent with past practices and policies to preserve intact Pulse's present business organizations, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with Pulse, to the end that Pulse's goodwill and ongoing business will be unimpaired at the Effective Time. Pulse shall promptly notify Technitrol of any material event or occurrence not in the ordinary course of business of Pulse. Pulse shall not, without the prior written consent of Technitrol which consent shall not be unreasonably withheld or delayed:

                     (a) Enter into or amend any agreement or take any action which reasonably would be expected to have a Material Adverse Effect on Pulse;

                     (b) Enter into, amend or terminate any agreement, plan or arrangement of the types described in Section 2.11 of this Agreement;

                     (c) Transfer or license to any person or entity or otherwise extend, amend or modify any rights to Pulse's Intellectual Property Rights or enter into grants to future patent rights, other than licenses in connection with the sale of goods or services entered into in the ordinary course of business consistent with past practices ;

                     (d) Grant any severance or termination (i) to any executive officer or (ii) to any other employee except payments made in connection with the termination of employees who are not executive officers in amounts consistent with Pulse's policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed to Technitrol in the Pulse Schedules;

                     (e) Adopt or amend any employee benefit or stock purchase or option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its employees other than in the ordinary course of business, consistent with past practice;

                     (f) Take action to accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under the employee stock plans of Pulse or authorize cash payments in exchange for any options granted under any of such plans;

                     (g) Commence any litigation other than (i) for the routine collection of bills, or (ii) where Pulse in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of Pulse's business, provided that Pulse consults with Technitrol prior to the filing of such a suit;

                     (h) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of Pulse;

                     (i) Repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock;

                     (j) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class or securities convertible into, or subscriptions, rights, warrants or options to acquire, or enter into other agreements or commitments of any character obligating it to issue, any such shares or other convertible securities, other than the issuance of shares of Pulse Common Stock (i) pursuant to the exercise of stock options outstanding under the Pulse Stock Option Plans on the date of this Agreement, (ii) issuable to participants in Pulse's Employee Stock Purchase Plan consistent with the terms of that plan, and (iii) issuable upon exercise of the Warrants;

                     (k) Cause, permit or propose any amendments to Pulse's Certificate of Incorporation or Bylaws;

                     (l) Except as set forth on the Pulse Schedules, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Pulse, except for inventory and supplies acquired in the ordinary course of business consistent with past practice;

                     (m) Sell, lease, license, encumber or otherwise dispose of any of Pulse's properties or assets which are material, individually or in the aggregate, to the business of Pulse, except in the ordinary course of business consistent with past practice;

                     (n) Incur any indebtedness for borrowed money (other than pursuant to existing credit facilities in the ordinary course of business) or guarantee any indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of Pulse;

                     (o) Revalue any of Pulse's assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

                     (p) Pay, discharge or satisfy in an amount in excess of Fifty Thousand Dollars ($50,000.00) (in any one case) or Two Hundred and Fifty Thousand Dollars ($250,000.00) (in the aggregate), any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of a liability of the type reflected or reserved against the Pulse Financials (including the notes thereto);

                     (q) Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes (except settlements effected solely through payment of immaterial sums of money), or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; or

                     (r) Take, or agree (in writing or otherwise) to take, any of the actions described in clauses (a) through (q) of this Section 4.1, or any action which would cause or would reasonably likely to cause any of the conditions set forth in Sections 6.1 or 6.3 not to be satisfied.

               4.2   Conduct of Business of Technitrol.  Except as contemplated
                     ---------------------------------
by this Agreement, Technitrol (which for purposes of this Section 4.2 shall include Technitrol and each of its subsidiaries) shall not prior to the Effective Time or earlier termination of this Agreement pursuant to its terms, without the prior written consent of Pulse which consent shall not be unreasonably withheld or delayed:

                     (a) Enter into or amend any agreement or take any action which reasonably would be expected to have a Material Adverse Effect on Technitrol;

                     (b) Split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of Technitrol;

                     (c) Repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock, except pursuant to (i) existing plans under Rule 10b-18 of the Exchange Act or (ii) the RSP;

                     (d) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of any shares of its capital stock of any class or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue, any such shares or other convertible securities, other than the issuance of shares of Technitrol Common Stock pursuant to the RSP in accordance with the terms of such plan and consistent with past practice;

                     (e) Cause, permit or propose any amendments to Technitrol's Certificate of Incorporation or any material amendments to the Technitrol Bylaws;

                     (f) Sell, lease, license or encumber, or otherwise dispose of, any of Technitrol's properties or assets which are material, individually or in the aggregate, to the business of Technitrol, except in the ordinary course of business;

                     (g) Except as is consistent with past practices, declare or pay any dividends on any of its capital stock; or

                     (h) Take or agree (in writing or otherwise) to take, any of the actions described in clauses (a) through (g) of this Section 4.2, or any action which would cause or would be reasonably likely to cause any of the conditions set forth in Sections 6.1 or 6.2 not to be satisfied.

               4.3   SEC Filings.  At all times prior to the Closing, each of
                     -----------
Technitrol and Pulse shall:

                     (a) Make all filings with the SEC required to be made by each of them, in a timely manner and in accordance with the applicable rules and regulations of the SEC;

                     (b) Promptly notify the other of any communications received from the SEC with respect to any such filings, or with respect to any similar filings made prior to the date of this Agreement, or with respect to the Registration Statement or Proxy Statement; and

                     (c) Promptly provide to the other copies of all such SEC filings, and SEC written communications, as well as copies of all written communications with stockholders generally.


                                   ARTICLE 5
                             ADDITIONAL AGREEMENTS

               5.1   Proxy Statement/Prospectus; Registration Statement.  As
                     --------------------------------------------------
promptly as practicable after the execution of this Agreement, Technitrol and Pulse shall prepare and file with the SEC, the Proxy Statement and Technitrol shall prepare and file with the SEC the Registration Statement in which the Proxy Statement will be included as a prospectus. Each of Technitrol and Pulse shall use its best efforts to have the Registration Statement declared effective as soon thereafter as practicable. The Proxy Statement shall include the fairness opinions of Oppenheimer & Co., Inc. and Legg Mason referred to in Sections 2.23 and 3.20, respectively, each (i) updated to within five (5) business days prior to the effective date of the Registration Statement (it being understood that the failure of Oppenheimer & Co., Inc. or Legg Mason to deliver to Pulse or Technitrol, as the case may be, such an opinion for inclusion in the Proxy Statement shall not be considered, in and of itself, a breach of this Agreement) and (ii) confirmed within five (5) days prior to the Effective Time. The Proxy Statement shall also include the recommendations of
(i)the Board of Directors of Pulse in favor of the Merger, which shall not be withdrawn, modified or withheld except in compliance with the fiduciary duties of Pulse's Board under applicable law and (ii) the Board of Directors of Technitrol in favor of the Merger, which shall not be withdrawn, modified or withheld except in compliance with the fiduciary duties of Technitrol's Board under applicable law.

               5.2   Meetings of Stockholders.
                     ------------------------

                     (a) Promptly after the date hereof, Pulse shall take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to cause Pulse Stockholders' Meeting to be held as promptly as practicable after the effectiveness of the Registration Statement for the purpose of voting upon this Agreement and the Merger. Pulse shall consult with Technitrol and use all reasonable efforts to hold the Pulse Stockholders' Meeting on the same day as the Technitrol Stockholders' Meeting.

                     (b) Promptly after the date hereof, Technitrol shall take all action necessary in accordance with the Pennsylvania Business Corporation Law and its Articles of Incorporation and Bylaws to cause the Technitrol Stockholders' Meeting to be held as promptly as practicable after the effectiveness of the Registration Statement for the purpose of voting upon this Agreement and the Merger. Technitrol shall consult with Pulse and shall use all reasonable efforts to hold the Technitrol Stockholders' Meeting on the same day as Pulse's Stockholders' Meeting.

               5.3   Access to Information; Confidentiality.
                     --------------------------------------

                     (a) Each party shall afford the other party and its accountants, counsel and other representatives reasonable access during normal business hours during the period prior to the Effective Time to all information concerning the business, including the status of product development efforts, properties and personnel of such party as the other party may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

                     (b) The parties acknowledge that Technitrol and Pulse have previously executed a confidentiality agreement dated November 16, 1994 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

               5.4   No Solicitation.
                     ---------------

                     (a) From and after the date of this Agreement until the Effective Time, Pulse and its subsidiaries will not, and will use its reasonable best efforts to cause their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) initiate, solicit or encourage submission of any inquiries, proposals or offers by any person, entity or group (other than Technitrol, Teco Sub and their affiliates, agents and representatives) relating to any Acquisition Proposal, or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning Pulse or any of its subsidiaries to, or afford any access to the properties, books or records of Pulse or any of its subsidiaries to, or otherwise assist, facilitate or encourage, or enter into any agreement or understanding with, any person, entity or group (other than Technitrol, Teco Sub and their affiliates, agents and representatives) in connection with any Acquisition Proposal. For the purposes of this Agreement, an "Acquisition Proposal" shall mean any proposal relating to the possible acquisition of (i) Pulse (whether by way of merger or otherwise),
(ii) all or a substantial portion of the assets of Pulse or (iii) a substantial portion of the equity securities of Pulse (except by conversion or exercise of currently outstanding securities). In addition, subject to the other provisions of this Section 5.4, from and after the date of this Agreement until the Effective Time, Pulse and its subsidiaries will not, and will cause their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than Technitrol and/or Teco
Sub).

                     (b) Notwithstanding the provisions of Paragraph (a) above, prior to the Effective Time, Pulse may, to the extent the Board of Directors of Pulse determines in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and, subject to the requirements of paragraph (c) below, furnish information to any person, entity or group after such person, entity or group shall have delivered to Pulse in writing, an unsolicited bona fide Acquisition Proposal which the Board of Directors of Pulse in its good faith reasonable judgment determines, after consultation with its independent advisors, would result in a transaction more favorable to the stockholders of Pulse than the Merger and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board of Directors of Pulse (based upon the advice of independent advisors), is reasonably capable of being financed by such person, entity or group and which is probable to be consummated in accordance with its terms (a "Superior Proposal"). In addition, notwithstanding the provisions of paragraph (a) above, in connection with a possible Acquisition Proposal, Pulse may refer any third party to this Section 5.4 or make a copy of this Section 5.4 available to a third party.

                     (c) Pulse may furnish information with respect to a Superior Proposal only if Pulse (i) first notifies Technitrol of the Information proposed to be disclosed, (ii) first complies with the provisions of paragraph
(e), below and (iii) provides such information pursuant to a confidentiality agreement at least as restrictive as the Confidentiality Agreement entered into by Technitrol.

                     (d) In the event Pulse receives a Superior Proposal, nothing contained in this Agreement shall prevent the Board of Directors of Pulse from approving such Superior Proposal or recommending such Superior Proposal to Pulse's stockholders, if the Board determines in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties under applicable law; in such case, the Board may amend or withdraw its recommendation of the Merger. Subject to the right of termination set forth in Section 7.1, except to the extent expressly set forth in this
Section 5.4, nothing shall relieve Pulse from complying with all other terms of this Agreement.

                     (e) Pulse will (i) notify Technitrol if any inquiry or proposal is made or any information or access is requested in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) promptly communicate to Technitrol the terms and conditions of any such Acquisition Proposal or potential Acquisition Proposal or inquiry and the identity of the offeror or potential offeror.

                     (f) Nothing contained in this Section 5.4 shall prevent Pulse or its Board of Directors from complying with the provisions of Rule 14e-2(a) and 14d-9 promulgated under the Exchange Act.

               5.5   Expenses.
                     --------

                     (a) Except as set forth in this Section 5.5, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Technitrol and Pulse shall share equally all fees and expenses, other than attorneys, accountants and financial advisor's fees, incurred in connection with the printing and filing of the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

                     (b) If this Agreement is terminated by Technitrol pursuant to Section 7.1(b)(i), then Pulse shall pay Technitrol for all of its reasonable out-of-pocket expenses, including but not limited to attorney's fees, accounting fees, financial printer expenses, filing fees and fees and expenses of financial advisors incurred in connection with this Agreement and the Merger ("Out of Pocket Expenses"), not to exceed One Million Dollars ($1,000,000.00). If this Agreement is terminated (i) pursuant to Section 7.1(c)(i), or (ii) pursuant to Section 7.1(c)(iii) and Technitrol shall not have delivered to Pulse on or before June 30, 1995 a commitment letter from a reputable lending institution for the financing described in Section 6.3(f), then Technitrol shall pay Pulse's Out Of Pocket Expenses, not to exceed One Million Dollars ($1,000,000.00), incurred in connection with this Agreement and the Merger. If
(1) Pulse's Board of Directors adversely amends, withholds or withdraws its recommendation of the Merger or (2) Pulse's stockholders do not approve the Merger at Pulse's Stockholders' Meeting, then, provided that Technitrol is not then in material breach of the terms of this Agreement, Pulse shall pay Technitrol's Out of Pocket Expenses, not to exceed One Million Dollars ($1,000,000.00) upon written request therefor; provided, however, that any amounts paid to Technitrol in the event of clause (1) or (2) shall reduce, on a dollar-for-dollar basis, the amount, if any, payable by Pulse to Technitrol pursuant to Section 5.6 hereof. If (A) Technitrol's Board of Directors adversely amends, withholds or withdraws its recommendation of the Merger or (B) Technitrol's stockholders do not approve the Merger at the Technitrol Stockholder's Meeting, then, provided that Pulse is not then in material breach of the terms of this Agreement, Technitrol shall pay Pulse's Out Of Pocket Expenses, not to exceed One Million Dollars ($1,000,000.00) upon written request therefor. Notwithstanding the foregoing, nothing contained herein shall relieve any party from liability for any breach of this Agreement.

               5.6   Break-Up Fee.  If for any reason:
                     ------------

                     (a) the Board of Directors accepts a Superior Proposal or recommends a Superior Proposal for Pulse's stockholders, or

                     (b) (i) the Board of Directors of Pulse adversely amends, withholds or withdraws its recommendation that Pulse's stockholders approve the Merger, (ii) the stockholders of Pulse fail to approve the Merger prior to September 30, 1995, or (iii) there are Dissenting Shareholders representing fifteen percent (15%) or more of the Pulse shares outstanding on the record date for the Pulse Stockholders' Meeting and, within nine months following the occurrence of an event set forth in any of clauses (i), (ii) or (iii), Pulse merges with another Person, issues stock representing a 40% or greater voting interest in Pulse to another Person, transfers more than 50% of its assets to another Person or enters into an option, agreement or letter of intent to do any of the foregoing or to do any other arrangement intended to transfer Pulse or control of Pulse to such other Person, or to the stockholders of Pulse, in response to a tender offer or exchange offer by any person tender shares representing a 40% or greater voting interest in Pulse or give options or rights to any

Person to acquire such shares, then, provided that Technitrol shall not have materially breached any of the representations, warranties, covenants or agreements made on its part such that either of the conditions set forth in Sections 6.2(a) or 6.2(b) will not be satisfied, Pulse shall pay to Technitrol, within five (5) business days following Technitrol's written request therefor, the sum of Two Million Dollars ($2,000,000.00) by wire transfer of immediately available funds to an account designated by Technitrol. "Person" means any individual, corporation, partnership, trust or other entity, and includes any group of such persons acting in concert.

               5.7   Public Disclosure.  Technitrol and Pulse shall consult with
                     -----------------
each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with the American Stock Exchange or the Nasdaq National Market, and in any event in accordance with the terms of the Confidentiality Agreement.

               5.8   Auditors' Letters.  Pulse shall use its best efforts to
                     -----------------
cause to be delivered to Technitrol a letter of Ernst & Young, LLP, independent auditors to Pulse, dated a date within two (2) business days before the date on which the Registration Statement becomes effective, and addressed to Technitrol, in form and substance reasonably satisfactory to Technitrol and customary in scope and substance for letters delivered by independent public accounts in connection with registration statements similar to the Registration Statement. Technitrol shall use its best efforts to cause to be delivered to Pulse a letter of KPMG Peat Marwick, LLP, independent auditors to Technitrol, dated a date within two (2) business days before the date on which the Registration Statement becomes effective, and addressed to Pulse, in form and substance reasonably satisfactory to Pulse and customary in scope and substance for letters delivered by independent public accounts in connection with registration statements similar to the Registration Statement.

               5.9   Affiliate Agreements. Set forth in Pulse's Schedules is a
                     --------------------
list of those persons who may be deemed to be, in Pulse's reasonable judgment, "affiliates" of Pulse within the meaning of Rule 145 promulgated under the Securities Act ("Rule 145"). Each such person who may be deemed to be an "affiliate" of Pulse within the meaning of Rule 145 is referred to as an "Affiliate". Pulse shall provide Technitrol such information and documents as Technitrol shall reasonably request for purposes of reviewing such list. Pulse shall use its best efforts to deliver or cause to be delivered to Technitrol prior to the Closing Date from each of the Affiliates of Pulse, an executed Affiliate Letter in the form attached hereto as Exhibit A (each, a "Pulse Affiliate Agreement"; collectively, the "Pulse Affiliate Agreements"). Technitrol and Teco Sub shall be entitled to place appropriate legends on the certificates evidencing any Technitrol Common Stock to be received by such Affiliates of Pulse pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Technitrol Common Stock, consistent with the terms of the Pulse Affiliate Agreements.

               5.10  FIRPTA.  Pulse shall deliver to the Internal Revenue
                     ------
Service a notice that Pulse Common Stock is not a "U.S. Real Property Interest" as defined in and in accordance with the requirements of Treasury Regulation
Section 1.897-2(h)(2).

               5.11  Legal Requirements.  Each of Technitrol, Teco Sub and
                     ------------------
Pulsewill take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this

Agreement by any Government Entity and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement, and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other public or private third party required to be obtained or made in connection with the Merger or taking of any action contemplated by this Agreement.

               5.12  Blue Sky Laws.  Technitrol shall take such steps as may be
                     -------------
necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of Technitrol Common Stock pursuant hereto. Pulse shall use its best efforts to assist Technitrol as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Technitrol Common Stock pursuant hereto.

               5.13  Best Efforts and Further Assurances.  Each of the parties
                     -----------------------------------
to this Agreement shall use its best reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement (including resolution of any litigation prompted hereby). Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

               5.14  ASE Listing.  Technitrol agrees to apply for listing on the
                     -----------
American Stock Exchange the shares of Technitrol Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

               5.15  Indemnification of Directors and Officers.
                     -----------------------------------------

                     (a) The Articles of Incorporation and By-Laws of Teco Sub shall contain the provisions with respect to indemnification set forth in the Articles of Incorporation and By-Laws of Pulse on the date of this Agreement, which provisions shall not be amended, repealed, or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of Pulse in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law.

                     (b) From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers and directors of Pulse (collectively, the "Indemnified Parties") against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of, with the approval of Technitrol and the Surviving Corporation (which approval shall not unreasonably be withheld), or otherwise in connection with any claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on the fact that such person is or was a director or officer of Pulse and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), in each case to the full extent permitted under the DGCL (and shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under the DGCL, upon receipt from the Indemnified
Party to whom expenses are advanced of the undertaking to repay such advances contemplated by Section 145 of the DGCL). Technitrol shall guarantee the Surviving Corporation's obligations pursuant to this Section 5.15(b).

                     (c) Without limiting the foregoing, in the event any Claim is brought against any Indemnified Party (whether arising before or after the Effective Time) after the Effective Time (i) the Indemnified Parties may retain Pulse's regularly engaged independent legal counsel, or other independent legal counsel satisfactory to them provided that such other counsel shall be reasonably acceptable to Technitrol and the Surviving Corporation, (ii) the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received and
(iii) the Surviving Corporation will use its reasonable best efforts to assist in the vigorous defense of any such matter, provided that the Surviving Corporation shall not be liable for any settlement of any Claim effected without its written consent, which consent shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 5.15, upon learning of any such Claim, shall notify the Surviving Corporation (although the failure so to notify the Surviving Corporation shall not relieve the Surviving Corporation from any liability which the Surviving Corporation may have under this Section 5.15 except to the extent such failure prejudices the Surviving Corporation), and shall deliver to the Surviving Corporation the undertaking contemplated by Section 145 of the DGCL. The Indemnified Parties as a group may retain one law firm (in addition to local counsel) to represent them with respect to each such matter unless there is, under applicable standards of professional conduct (as determined by counsel to the Indemnified Parties), a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which event, such additional counsel as may be required may be retained by the Indemnified Parties.

                     (d) For a period of two years after the Effective Time, Technitrol shall cause to be maintained in effect the current policies of directors and officers' liability insurance maintained by Pulse (provided that Technitrol may substitute therefor policies of at least the same coverage and amounts).

                     (e) This Section 5.15 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties, their heirs and personal representatives and shall be binding on Technitrol and the Surviving Corporation and their respective successors and assigns.


                                   ARTICLE 6
                           CONDITIONS TO THE MERGER

               6.1   Conditions to Obligations of Each Party to Effect the
                     -----------------------------------------------------
Merger.  The respective obligations of each party to this Agreement to effect
------
the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

                     (a)   Stockholder Approval.  This Agreement and the Merger
                           --------------------
shall have been approved and adopted by the requisite vote under applicable law of the stockholders of each of Pulse and Technitrol.

                     (b)   Registration Statement Effective.  The SEC shall have
                           --------------------------------
declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration

Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC.

                     (c)   No Injunctions or Restraints; Illegality.  No
                           ----------------------------------------
temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect.

                     (d)   Tax Opinions.  Technitrol and Pulse shall each have
                           ------------
received substantially identical written opinions from their counsel, Stradley, Ronon, Stevens & Young and Pillsbury, Madison & Sutro, respectively, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. The parties to this Agreement agree to make reasonable representations as requested by such counsel for the purpose of rendering such opinions.

                     (e)   American Stock Exchange Listing.  The shares of
                           -------------------------------
Technitrol Common Stock issuable to stockholders of Pulse pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the American Stock Exchange upon official notice of issuance.

                     (f)   HSR Act.  The waiting period (and any extension
                           -------
thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

               6.2   Additional Conditions to Obligations of Pulse.  The
                     ---------------------------------------------
obligations of Pulse to consummate this Agreement and effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Pulse:

                     (a)   Representations and Warranties.  The representations
                           ------------------------------
and warranties of Technitrol and Teco Sub contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, for such breaches, inaccuracies or omissions of such representations and warranties which have neither had nor reasonably would be expected to have a Material Adverse Effect on Technitrol; and Pulse shall have received a certificate to such effect signed on behalf of Technitrol by the President and Chief Financial Officer of Technitrol.

                     (b)   Agreements and Covenants.  Technitrol and Teco Sub
                           ------------------------
shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and Pulse shall have received a certificate to such effect signed by the President and Chief Financial Officer of Technitrol.

                     (c)   Legal Opinion.  Pulse shall have received a legal
                           -------------
opinion from Stradley, Ronon, Stevens & Young, counsel to Technitrol, addressing the matters set forth in Exhibit B to Pulse's reasonable satisfaction.

                     (d)   Material Adverse Change.  Since the date of this
                           -----------------------
Agreement, there shall not have occurred any material adverse change in the business, assets, results of operations or financial condition of Technitrol and its subsidiaries taken as a whole.

                     (e)   Fairness Opinion.  Pulse shall have received
                           ----------------
confirmation from Oppenheimer, within five (5) days of the Effective Time, that the opinion set forth in Section 2.23 of this Agreement remains in effect.

               6.3   Additional Conditions to the Obligations of Technitrol and
                     ----------------------------------------------------------
Teco Sub. The obligations of Technitrol and Teco Sub to consummate and effect
--------
this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Technitrol.

                     (a)   Representations and Warranties.  The representations
                           ------------------------------
and warranties of Pulse contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, for such breaches, inaccuracies or omissions of such representations and warranties which have neither had nor reasonably would be expected to have a Material Adverse Effect on Pulse or Technitrol; and Technitrol and Teco Sub shall have received a certificate to such effect signed on behalf of Pulse by the President and Chief Financial Officer of Pulse;

                     (b)   Agreements and Covenants.  Pulse shall have performed
                           ------------------------
or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Technitrol and Teco Sub shall have received a certificate to such effect signed by the President and Chief Financial Officer of Pulse;

                     (c)   Legal Opinion.  Technitrol shall have received a
                           -------------
legal opinion from Pillsbury Madison & Sutro, legal counsel to Pulse, addressing the matters set forth in Exhibit C to Technitrol's reasonable satisfaction.

                     (d)   Material Adverse Change.  Since the date of this
                           -----------------------
Agreement there shall not have occurred any material adverse change in the business, assets, results of operations or financial condition of Pulse and its subsidiaries taken as a whole.

                     (e)   Affiliate Agreements.  Each of the parties identified
                           --------------------
by Pulse pursuant to Section 5.9 hereof as being an Affiliate of Pulse shall have delivered to Technitrol an executed Pulse Affiliate Agreement which shall be in full force and effect.

                     (f)   Financing.  Technitrol shall have obtained financing
                           ---------
to provide loans to Technitrol in the principal amount of not less than $23 million upon terms and conditions which are normal and customary for transactions of the type of the Merger.

                     (g)   Fairness Opinion.  Technitrol shall have received
                           ----------------
confirmation from Legg Mason, within five (5) days of the Effective Time, that the opinion set forth in Section 3.20 of this Agreement remains in effect.

                                   ARTICLE 7
                       TERMINATION, AMENDMENT AND WAIVER

               7.1   Termination.  This Agreement may be terminated and the
                     -----------
Merger abandoned at any time prior to the Effective Time:

                     (a)   by mutual written consent of Pulse and Technitrol;

                     (b)   by Technitrol if:

                           (i)   there has been a material breach of any
representation, warranty, covenant or agreement, contained in this Agreement on the part of Pulse and such breach has not been cured within ten (10) business days after written notice to Pulse (provided, that Technitrol is not in material
                                    --------
breach of the terms of this Agreement; and provided further, that no cure period
                                           ----------------
shall be required for a breach which by its nature cannot be cured) such that the conditions set forth in Section 6.3(a) or Section 6.3(b), as the case may be, will not be satisfied, or

                           (ii)  the Board of Directors of Pulse adversely
amends, withholds or withdraws its recommendation of the Merger (provided that Technitrol is not in material breach of the terms of this Agreement);

                     (c)   by Pulse if:

                           (i)   there has been a material breach of any
representation, warranty, covenant or agreement, contained in this Agreement on the part of Technitrol or Teco Sub and such breach has not been cured within ten
(10) business days after written notice to Technitrol (provided, that Pulse is
                                                       --------
not in material breach of the terms of this agreement; and provided further,
                                                           ----------------
that no cure period shall be required for a breach which by its nature cannot be cured) such that the conditions set forth in Section 6.2(a) or Section 6.2(b), as the case may be, will not be satisfied, or

                           (ii)  the Board of Directors of Technitrol adversely
amends, withholds or withdraws its recommendation of the Merger (provided Pulse is not in material breach of the terms of this Agreement);

                           (iii) on June 30, 1995, Technitrol shall not have
waived the condition contained in Section 6.3(f); provided, however, that Pulse's right to terminate pursuant to this subsection 7.1(c)(iii) shall expire on July 7, 1995;

                     (d)   by any party hereto if:

                           (i)   (1) there shall be an order of a federal or
state court in effect preventing consummation of the Merger; (2) there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity which would make consummation of the Merger illegal or which would prohibit Technitrol's ownership or operation of all or a material portion of the business of Pulse, or compel Technitrol to dispose of or hold separate all or a material portion of the business or assets of Pulse or Technitrol as a result of the Merger; (3) Pulse's stockholders do not approve the Merger and this Agreement by September 30, 1995 (provided that Pulse may not terminate in these circumstances if it is in material breach of the terms of this Agreement); (4) Pulse's stockholders approve the Merger and this Agreement, but there are Dissenting Shares representing fifteen percent (15%) or more of the Pulse shares outstanding on the record date for the Pulse stockholders' Meeting; or (5) Technitrol's stockholders do not approve the Merger and this Agreement by September 30, 1995 (provided that Technitrol may not terminate in these circumstances if it is in material breach of the terms of this Agreement);

                           (ii)   the Merger shall not have been consummated by
October 31, 1995 provided, that the right to terminate this Agreement under this
Section 7.1(d)(ii) shall not be available to any party whose willful failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

                           (iii)  the Board of Directors of Pulse accepts or
approves a Superior Proposal, or recommends a Superior Proposal to the stockholders of Pulse.

                     Where action is taken to terminate this Agreement pursuant to this Section 7.1, it shall be sufficient for such action to be authorized by the Board of Directors (as applicable) of the party taking such action.

               7.2   Effect of Termination.
                     ---------------------

                     (a) In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Technitrol, Teco Sub, Pulse or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties, covenants or agreements set forth in this Agreement, and, provided that the provisions of Sections 5.3 (b), 5.5, and
5.6 and Article 8 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

                     (b) Any termination of this Agreement by Pulse pursuant to Section 7.1(d)(iii) hereof shall be of no force or effect unless prior to such termination Pulse shall have paid to Technitrol the sum of Two Million Dollars ($2,000,000.00) as prescribed by Section 5.6.

               7.3   Notice of Termination.  Subject to Section 7.2(b), any
                     ---------------------
termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto.

               7.4   Amendment.  This Agreement may be amended by the parties
                     ---------
hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

               7.5   Extension; Waiver.  At any time prior to the Effective Time
                     -----------------
any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE 8
                              GENERAL PROVISIONS

               8.1   Non-Survival of Representations and Warranties.  The
                     ----------------------------------------------
representations and warranties of Pulse, Technitrol and Teco Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

               8.2   Notices.  All notices and other communications hereunder
                     -------
shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

                     (a)  If to Technitrol or Teco Sub, to:

                          Technitrol, Inc.
                          1210 Northbrook Drive, Suite 385
                          Trevose, Pennsylvania  19053
                          Attention:  Thomas J. Flakoll, President
                          Telecopy No.:  (215) 355-7397

                          with a copy to:

                          Stradley, Ronon, Stevens & Young
                          2600 One Commerce Square
                          Philadelphia, Pennsylvania  19103
                          Attention:  James M. Papada, III, Esquire
                          Telecopy No. (215) 564-8120

                     (b)  if to Pulse, to:

                          Pulse Engineering, Inc.
                          12220 World Trade Drive
                          San Diego, California  92128
                          Attention:  David R. Flowers, President
                          Telecopy No. (619) 674-8263

                          with a copy to:

                          Pillsbury Madison & Sutro
                          101 West Broadway, Suite 1800
                          San Diego, California  92101
                          Attention:  David R. Snyder, Esquire
                          Telecopy No. (619) 236-1995

               8.3   Interpretation.  When a reference is made in this Agreement
                     --------------
to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include",

"includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limiting the generality of the foregoing." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

               8.4   Counterparts.  This Agreement may be executed in one or
                     ------------
more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

               8.5   Entire Agreement.  This Agreement and the documents and
                     ----------------
instruments and other agreements among the parties hereto as contemplated by or referred to herein, including Pulse Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically set forth in Section 5.15.

               8.6   Severability.  In the event that any provision of this
                     ------------
Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

               8.7   Other Remedies.  Except as otherwise provided herein, any
                     --------------
and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

               8.8   Governing Law.  This Agreement shall be governed by and
                     -------------
construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court within the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

               8.9   Rules of Construction.  The parties agree that they have
                     ---------------------
been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

               8.10  Assignment.  No party may assign either this Agreement or
                     ----------
any of its rights, interests, or obligations hereunder without the prior written approval of the parties.

               8.11  Good Faith.  Each of the parties hereto covenants to
                     ----------
perform each of its obligations hereunder in good faith.

               IN WITNESS WHEREOF, TECHNITROL, TECO SUB AND PULSE have caused this Agreement to be signed by themselves or their duly authorized respective officers, all as of the date first written above.

PULSE ENGINEERING, INC.              TECHNITROL, INC.



By:    /S/David R. Flowers           By:   /S/Roy E. Hock
   --------------------------           ----------------------------
Name:  David R. Flowers              Name:  Roy E. Hock
Title: President                     Title: Chief Executive Officer

                                     TECO SUB, INC.



                                     By:    /S/Thomas J. Flakoll
                                        ----------------------------
                                     Name:  Thomas J. Flakoll
                                     Title: President

                                                                       EXHIBIT A


                        FORM OF PULSE AFFILIATE LETTER

                                                                    May __, 1995


Technitrol, Inc.
1210 Northbrook Drive, Suite 385
Trevose, Pennsylvania 19053

Gentlemen:

          I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Pulse Engineering, Inc., a Delaware corporation (the "Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"). Pursuant to the terms of the Agreement and Plan of Merger dated as of May 23, 1995 (the "Agreement"), by and among Technitrol, Inc., a Pennsylvania corporation ("Technitrol"), Teco Sub, Inc., a Delaware corporation ("Teco Sub"), and the Company, the Company will be merged with and into Teco Sub (the "Merger"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to them in the Agreement.

          As a result of the Merger, I may receive shares of common stock, par value $0.125 per share, of Technitrol ("Technitrol Common Stock"). I would receive such shares in exchange for shares owned by me of common stock, par value $0.01 per share, of the Company.

          I represent, warrant and covenant to Technitrol that, in connection with the Merger, I will elect a Stock Election for each share of Pulse Common Stock for which I am the record holder immediately prior to the Effective Time.

          I represent, warrant and covenant to Technitrol that in the event I receive any Technitrol Common Stock as a result of the Merger:

          A. I shall not make any sale, transfer or other disposition of Technitrol Common Stock in violation of the Act or the Rules and Regulations.

          B. I have carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Technitrol Common Stock to the extent I felt necessary with my counsel or counsel for the Company.

          C. I have been advised that the issuance of Technitrol Common Stock to me pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger is to be submitted for a vote of the stockholders of the Company, I may be deemed to have been an affiliate of the Company and the distribution by me of Technitrol Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of Technitrol Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition is registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Technitrol, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

          D. I understand that Technitrol is under no obligation to register the sale, transfer or other disposition of Technitrol Common Stock by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available except as provided herein.

          E. I also understand that stop transfer instructions will be given to Technitrol's transfer agents with respect to Technitrol Common Stock issued to me pursuant to the Merger and that there will be placed on the certificates for such Technitrol Common Stock issued to me, or any substitutions therefor, a legend stating in substance:


              "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE

              WITH THE TERMS OF AN AGREEMENT DATED MAY __, 1995 BETWEEN THE REGISTERED HOLDER HEREOF AN TECHNITROL, INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF TECHNITROL, INC."

          F. I also understand that unless the transfer by me of Technitrol Common Stock issued to me pursuant to the Merger has been registered under the Act or is made in conformity with the provisions of Rule 145, Technitrol reserves the right to put the following legend on the certificates issued to my transferee:

              "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE ACT APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE ACT AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRANT REQUIREMENTS OF THE ACT."

          G. I have no present plan or intention to sell, exchange or otherwise dispose of any Technitrol Common Stock. I further agree to provide notice to both the Company and Technitrol if my plans represented in this paragraph G in any way change.

          H. Technitrol agrees to use its reasonable best efforts to file all reports and data with the Commission necessary to permit the undersigned to sell Technitrol Common Stock issued pursuant to the Merger in conformity with Rule 145 promulgated by the Commission under the Act.

          It is understood and agreed that the legends set forth in paragraphs E and F above shall be removed by delivery of substitute certificates without such legend if the undersigned shall have delivered to Technitrol a copy of a letter from the staff of the Commission, or an opinion of counsel reasonably acceptable to Technitrol and in form and substance reasonably satisfactory to Technitrol, to the effect that such legend is not required for purposes of the Act.

          Execution of this letter should not be considered an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

                                     Very truly yours,


                                     -------------------------------------------
                                     Name:
                                          --------------------------------------

Accepted this ___ day
of May, 1995 by

TECHNITROL, INC.

By:
   ----------------------------------
Name:
     --------------------------------
Title:
      -------------------------------

                                   EXHIBIT B


          Subject to certain qualifications, opinions in substantially the form of the following shall be delivered:

          1. Technitrol is a corporation validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.

          2. Teco Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

          3. The shares of capital stock of Technitrol to be issued in connection with the Merger are duly authorized, and when issued pursuant to the Merger Agreement, will be validly issued, fully paid and nonassessable.

          4. Each of Technitrol and Teco Sub has the requisite corporate power and authority to execute and deliver the Merger Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery of the Merger Agreement by Technitrol and Teco Sub and the consummation by Technitrol and Teco Sub of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of Technitrol and Teco Sub and no other corporate proceedings on the part of Technitrol or Teco Sub are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated.

          5. The Registration Statement has been declared effective and no stop order with respect to the Registration Statement is in effect nor, to the actual knowledge of counsel, are there any proceedings by or before any governmental entity seeking such stop order.

          6. Assuming that all necessary corporate action in respect of the Merger has been duly and validly taken by Pulse, upon the consummation of the transactions contemplated by the Merger Agreement and the filing by Teco Sub and Pulse with the Secretary of the State of Delaware of a Certificate of Merger in accordance with the Delaware General Corporation Law, the Merger will have been validly effected in accordance with the Delaware General Corporation Law.

                                   EXHIBIT C



     Subject to certain qualifications, opinions in substantially the form of the following shall be delivered:

     1. Pulse is a corporation validly existing and in good standing under the laws of the State of Delaware.

     2. Each Subsidiary of Pulse is a corporation duly organized, validly existing and in good standing under the laws of their respective jurisdictions. [Pillsbury Madison & Sutro may rely on, or deliver, opinions of outside counsel with respect to this opinion.]

     3. All of the outstanding shares of Pulse's capital stock are duly authorized, validly issued, fully paid and nonassessable.

     4. Pulse has the requisite corporate power and authority to execute and deliver the Merger Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery of the Merger Agreement by Pulse and the consummation by Pulse of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of Pulse and no other corporate proceedings on the part of Pulse are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated.

     5. Assuming that all necessary corporate action in respect of the Merger has been duly and validly taken by Technitrol and Teco Sub, upon the consummation of the transactions contemplated by the Merger Agreement and the filing by Teco Sub and Pulse with the Secretary of the State of Delaware of a Certificate of Merger in accordance with the Delaware General Corporation Law, the Merger will have been validly effected in accordance with the Delaware General Corporation Law.

                                                                         ANNEX B

                                           August 18, 1995



The Board of Directors
Technitrol, Inc.
1210 Northbrook Drive
Suite 385
Trevose, PA   19053


Members of the Board:

     Technitrol, Inc. ("Technitrol") and Pulse Engineering, Inc. ("Pulse") have entered into an Agreement and Plan of Merger (the "Agreement") dated May 23, 1995, which provides, among other things, for the merger (the "Merger") of Pulse with and into Teco Sub Corp. ("Teco Sub"), a wholly-owned subsidiary of Technitrol. Pursuant to the Agreement and as a result of the Merger, each outstanding share of common stock, par value $.01 per share, of Pulse, shall be converted into: (i) the right to receive .5812 shares of common stock, par value $.125 per share, of Technitrol (the "Exchange Ratio"), subject to adjustment if the average closing price of Technitrol common stock for the ten trading days immediately preceding the three days preceding the filing of a merger agreement (the "Average Closing Price") is less than $13 3/4 or greater than $16 3/8, (ii) the right to receive $8.50 in cash, or (iii) the right to receive a combination of Technitrol common stock and cash. The terms and conditions of the Merger are more fully set forth in the Agreement.

     We have acted as financial advisor to the Board of Directors of Technitrol in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon our delivery of a written opinion to the Board of Directors.

     In arriving at our opinion set forth below we have, among other things:

       (i) reviewed the Agreement;

      (ii) reviewed certain publicly available audited and unaudited financial statements of Technitrol and Pulse and certain other publicly available information of Technitrol and Pulse;

     (iii) reviewed certain internal information, primarily financial in nature, concerning Technitrol and Pulse prepared by their respective managements;

The Board of Directors                                           August 18, 1995
Technitrol, Inc.                                                          Page 2


      (iv) discussed the past and current operations and financial condition and prospects of Technitrol with senior management of Technitrol;

       (v) discussed past and current operations and financial condition and prospects of Pulse with senior management of Pulse;

      (vi) reviewed forecast financial statements of Technitrol furnished to us by the senior management of Technitrol;

     (vii) reviewed forecast financial statements of Pulse furnished to us by the senior management of Pulse;

    (viii) reviewed forecast financial statements of Pulse prepared and furnished to us by the senior management of Technitrol;

      (ix) held meetings and discussions with certain officers and employees of Technitrol and Pulse concerning the operations, financial condition and future prospects of the combined company;

       (x) reviewed recent stock market data relating to Technitrol and Pulse;

      (xi) reviewed certain publicly available financial and stock market data relating to selected public companies that we considered relevant to our inquiry;

     (xii) analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our inquiry;

    (xiii) considered the pro forma financial effects of the Merger on Technitrol; and

     (xiv) conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate.

     We are not expressing any opinion as to what the value of Technitrol common stock actually will be when issued to Pulse shareholders pursuant to the Agreement.

     In connection with our review, we have assumed and relied upon the accuracy and completeness of all financial and other information supplied to us by Technitrol and Pulse, or publicly available, and we have not independently verified such information. We also have relied upon the managements of Technitrol and Pulse as to the reasonableness and achievability of the financial projections (and the assumptions and bases therefore) provided to us and we have assumed that such projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the future operating performance of Technitrol and Pulse. We have not been requested to make, and we

The Board of Directors                                           August 18, 1995
Technitrol, Inc.                                                          Page 3


have not made, an independent appraisal or evaluation of the assets, properties, facilities or liabilities of Technitrol or of Pulse and we have not been furnished with any such appraisal or evaluation. Our opinion is necessarily based on stock prices and economic and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof.

     It is understood that this letter is directed to Technitrol's Board of Directors and does not constitute a recommendation to any stockholder of Technitrol as to how such stockholder should vote on the Merger. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without the prior written consent of Legg Mason Wood Walker, Incorporated, provided that this opinion may be included in its entirety in any filing made by Technitrol with the Securities and Exchange Commission with respect to the Merger and the transactions related thereto.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the consideration to be paid for the Pulse common stock pursuant to the Agreement is fair to the shareholders of Technitrol, from a financial point of view.


                                          Very truly yours,



                                          LEGG MASON WOOD WALKER, INCORPORATED

                                                                         ANNEX C


May 22, 1995


The Board of Directors
Pulse Engineering, Inc.
12220 World Trade Drive
San Diego, CA  92128

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of Class A Voting Common Stock, par value $0.01 per share, (the "Pulse Shares") of Pulse Engineering, Inc. (the "Company") of the offer of 0.5812 shares of Technitrol, Inc. ("Technitrol") Common Stock, $0.125 par value, (the "Technitrol Shares") per Pulse Share, or, at the election of the individual holders of Pulse Shares and subject to the limitation set forth below, $8.50 cash per Pulse Share (collectively, the "Consideration") being offered to such holders pursuant to the terms and conditions set forth in the Agreement and Plan of Merger By and Among Technitrol, Inc., Technitrol Sub Corp. and Pulse Engineering, Inc. dated as of May 23, 1995 (the "Agreement"). The Agreement, among other limitations, permits an election by holders of Pulse Shares to receive either cash or Technitrol Shares subject to the requirement that, of the total Pulse Shares, no less than 50%, and no more than 55%, be exchanged for Technitrol Shares, with pro rata adjustment effected as necessary.

In arriving at our opinion, we reviewed the Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company and of Technitrol concerning the business, operations and prospects of the Company and of Technitrol. We visited certain facilities operated by the Company and certain facilities operated by Technitrol. We examined certain publicly available business and financial information relating to the Company and Technitrol as well as certain financial forecasts and other data which were provided to us by the senior managements of the Company and of Technitrol. We reviewed the financial terms set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of the Pulse Shares and the Technitrol Shares; the Company's and Technitrol's historical and projected earnings; and the capitalization and financial condition of the Company and of Technitrol. We also considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered comparable to the transaction set forth in the Agreement and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered comparable to those of the Company and Technitrol. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed necessary to arrive at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information publicly available, including such information furnished to us or otherwise discussed with us by management of the Company and Technitrol. With respect to financial forecasts and other information so provided or otherwise discussed with us, we assumed at the direction of the Board that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and of Technitrol as to the expected future financial performance of the Company and of Technitrol. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or of Technitrol nor have we made physical inspection of all of the properties or assets of the Company or of Technitrol. Our opinion is necessarily based upon financial, stock market and other conditions and circumstances existing and disclosed to us as of the date hereof.

Oppenheimer & Co., Inc. has been engaged to render financial advisory services to the Company in connection with the Agreement and activities leading up to the receipt of the offer set forth in the Agreement. Oppenheimer & Co., Inc. will receive a fee for its services which include the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In 1986, Oppenheimer, together with management of the Company and certain other investors, acquired the Company from its previous owner. At that time and subsequently, Oppenheimer employees, including members of Oppenheimer's senior management, have acquired, and in many cases still hold, significant amounts of common stock, and warrants to purchase common stock, of the Company. In addition, Oppenheimer employees have served on the Board from the time of the 1986 acquisition until mid-1994. Oppenheimer co-managed the Company's initial public offering in June 1991.

Our advisory services and the opinion expressed herein are provided solely for the use of the Board of Directors of the Company in its evaluation of the proposed Agreement, and our opinion may not be published or otherwise used or referred to, in whole or in part, nor shall any public reference to Oppenheimer & Co., Inc. be made without our prior written consent; provided that this opinion may be included in its entirety in any filing made by the Company or Technitrol with the Securities and Exchange Commission with respect to the merger contemplated by the Agreement and the transactions related thereto.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be paid to the holders of the Pulse Shares, other than Technitrol, pursuant to the Agreement is fair, from a financial point of view, to the holders of the Pulse Shares.

Very truly yours,

OPPENHEIMER & CO., INC.

                                                                         ANNEX D

                       Delaware General Corporation Law
                                  Section 262

     APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251, 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any share of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

               a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

               b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

               c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

               d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent or corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d)  Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to (S)228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after the expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceedings may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who had demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article VII of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding the indemnified party had no reason to believe his conduct was unlawful.

  Section 518 of the Pennsylvania Business Corporation Law permits a corporation to include in its bylaws, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

ITEM 21. EXHIBITS AND FINANCIAL SCHEDULES

  (a) Exhibits

  2.1 Agreement and Plan of Merger by and among the Registrant, TecoSub, Inc. and Pulse Engineering, Inc. (included as Annex A to the Prospectus/Joint Proxy Statement)

  5.1 Opinion of Stradley, Ronon, Stevens & Young as to the legality of the shares of Common Stock being registered

  8.1 Form of Opinion of Stradley, Ronon, Stevens & Young as to certain tax matters

  23.1 Consent of KPMG Peat Marwick LLP, Independent Auditors

  23.2 Consent of Ernst & Young LLP, Independent Auditors

  23.3 Consent of Stradley, Ronon, Stevens & Young (included in Exhibit 5.1)

  23.4 Consent of Pillsbury, Madison & Sutro

  23.5 Consent of Stradley, Ronon, Stevens & Young as to certain tax matters

  24.1 Power of Attorney (see page II-3)

  99.1 Form of Proxy for Special Meeting of Shareholders of the Registrant

  99.2 Form of Proxy for Special Meeting of Stockholders of Pulse
       Engineering, Inc.

  99.3 Form of Election for Stockholders of Pulse Engineering, Inc.

  (b) Financial Statement Schedules

  Not applicable.

ITEM 22. UNDERTAKINGS

  (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (4) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (5) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PHILADELPHIA, COMMONWEALTH OF PENNSYLVANIA, ON THE 21ST DAY OF AUGUST, 1995.

                                          TECHNITROL, INC.


                                          By:       /s/ Roy E. Hock
                                             ---------------------------------
                                                        ROY E. HOCK
                                             CHAIRMAN, CHIEF EXECUTIVE OFFICER
                                                       AND DIRECTOR

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roy E. Hock, Thomas J. Flakoll and Albert Thorp, III, as his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----

           /s/ Roy E. Hock             Chairman, Chief          July 26, 1995
-------------------------------------   Executive Officer
             ROY E. HOCK                and Director
                                        (Principal
                                        Executive Officer)

        /s/ Thomas J. Flakoll          President, Chief         July 26, 1995
-------------------------------------   Operating Officer
          THOMAS J. FLAKOLL             and Director

        /s/ Albert Thorp, III          Vice President of        July 26, 1995
-------------------------------------   Finance and Chief
          ALBERT THORP, III             Financial Officer
                                        (Principal
                                        Financial Officer)

          /s/ Drew A. Moyer            Controller               July 26, 1995
-------------------------------------   (Principal
            DREW A. MOYER               Accounting Officer)

              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----

        /s/ Stanley E. Basara           Director                July 26, 1995
-------------------------------------
          STANLEY E. BASARA

      /s/ John E. Burrows, Jr.          Director                July 26, 1995
-------------------------------------
        JOHN E. BURROWS, JR.

       /s/ J. Barton Harrison           Director                July 26, 1995
-------------------------------------
         J. BARTON HARRISON

          /s/ Graham Humes              Director                July 26, 1995
-------------------------------------
            GRAHAM HUMES

         /s/ Edward M. Mazze            Director                July 26, 1995
-------------------------------------
           EDWARD M. MAZZE

      /s/ James M. Papada, III          Director                July 26, 1995
-------------------------------------
        JAMES M. PAPADA, III

     /s/ James J. Rafferty, Jr.         Director                July 26, 1995
-------------------------------------
       JAMES J. RAFFERTY, JR.